Thomas Weisel Partners

BARCLAYS
Wealth & Investment
Management, Americas

Sterne Agee

FirstService Bank
RELATIONSHIP BANKING

S&Y STONE &
YOUNGBERG

CITY SECURITES
CORPORATION

BW ButlerWick
investments-trust-insurance

Ryan Beck



Stifel

Legg Mason
Capital Markets

Oriel
SECURITIES

gkb

Miller Buckfire

KBW

GMP

MOORELAND
PARTNERS

De La Rosa
INVESTMENT BANKERS

Eaton
PARTNERS

19/19 Investment
Counsel

Vining Sparks

MainFirst
Bank AG

WHERE SUCCESS MEETS SUCCESS

ANNUAL REPORT 2022



INVESTMENT OF CHOICE

FIRM OF CHOICE

WHERE **SUCCESS** MEETS **SUCCESS**

ADVISOR OF CHOICE

TO OUR ASSOCIATES:
current and future, our commitment is to provide an entrepreneurial environment that encourages unconfined, long-term thinking. We seek to reward hard-working team players that devote their energy and attention to client needs. At work, at home, and in your communities, we seek to be your Firm of Choice.

TO OUR CLIENTS:
individual, institutional, corporate, and municipal, our commitment is to listen and consistently deliver innovative financial solutions. Putting the welfare of clients and community first, we strive to be the Advisor of Choice in the industry. Pursuit of excellence and a desire to exceed clients' expectations are the values that empower our Company to achieve this status.

TO OUR SHAREHOLDERS:
small and large, our commitment is to create value and maximize your return on investment through all market cycles. By achieving the status of Firm of Choice for our professionals and Advisor of Choice for our clients, we are able to deliver shareholder value as your Investment of Choice.

FINANCIAL HIGHLIGHTS

OPERATING RESULTS:
in thousands, except per share amounts

	2018	2019	2020	2021	2022
Total Revenues	$3,194,957	$3,514,961	$3,817,839	$4,783,086	$4,592,826
Net Income Available to Common Shareholders	$384,593	$431,077	$476,211	$789,271	$624,874
Earnings Per Diluted Share[1]	$3.15	$3.66	$4.16	$6.66	$5.32
Non-GAAP Net Income[2]	$429,442	$479,636	$522,847	$839,533	$675,071
Non-GAAP Earnings Per Diluted Share[1,2]	$3.52	$4.07	$4.56	$7.08	$5.74

FINANCIAL POSITION:
in thousands, except per share amounts

	2018	2019	2020	2021	2022
Total Assets	$24,519,598	$24,610,255	$26,604,254	$34,049,715	$37,196,124
Shareholders' Equity	$3,197,593	$3,614,791	$4,238,766	$5,034,959	$5,328,471
Book Value Per Share[1]	$28.41	$32.24	$35.91	$41.63	$44.08

[1] Per share information adjusted for December 2020 three-for-two stock split.

[2] Non-GAAP net income and non-GAAP earnings per diluted common share represent GAAP net income and GAAP earnings per diluted common share adjusted for: (1) acquisition-related charges other than duplicative expenses; (2) litigation-related expenses; and (3) actions taken by the Company in response to the tax legislation that was enacted in the fourth quarter of 2018 to maximize tax savings. See Reconciliation of GAAP net income to non-GAAP net income at the back of this book.

TOTAL REVENUES
(In millions)



NON-GAAP NET INCOME [2]
(In millions)



NON-GAAP EARNINGS PER DILUTED SHARE [1,2]



TOTAL ASSETS
(In millions)



SHAREHOLDERS' EQUITY
(In millions)



BOOK VALUE PER SHARE [1]



SHAREHOLDER LETTER



Ronald J. Kruszewski
Chairman of the Board and Chief Executive Officer

At Stifel, we strive to be the place "Where Success Meets Success." Our goal is threefold: to be "advisor of choice" for the most successful and ambitious clients, "firm of choice" for the brightest minds in our business, and "investment of choice" for the most visionary investors in the market. Our execution has always started with our clients – families, companies, municipalities, schools, and more – to whom we have provided exceptional service and advice for more than 130 years. We connect them with entrepreneurial and talented individuals, collaborating as teams, who have chosen Stifel as their "firm of choice." The cover of this year's report celebrates the many successful firms that have joined Stifel as it has grown, creating a balanced and efficient investment management and global investment banking company. Through organic hires and accretive mergers, Stifel has become a mosaic of successful teams and entrepreneurs – a company "Where Success Meets Success."

I am often asked for the formula that allowed the successful integration of so many different firms into Stifel. While there are many ingredients, by far the most potent is an attitude of respect for the people and the capabilities of the firms that join us. At Stifel, we recognize that every firm we acquire is comprised of talented, entrepreneurial associates equipped with ideas, products, and technology which, if properly nurtured, would only serve to make Stifel a better firm with more relevance to our clients. We understand that we must learn from and adapt to the new associates and the firms we acquire. There is no better illustration of this formula than the 16 CEOs who joined Stifel in major acquisitions and remain my partners to this day. Stifel is the place "Where Success Meets Success," but it is also where success finds a home.

REVIEW OF 2022

When you look at 2022, it was a year marked by significant geopolitical turmoil and 40-year highs in U.S. inflation, which precipitated rapid central bank tightening. In turn, these events put pressure on equity valuations, illustrated by the 19% decline in the S&P 500. Taken together, these factors had a chilling effect on capital-raising and related strategic activity, impacting our institutional business worldwide.

Amidst this difficult environment, and marking Stifel's 132nd year in business, 2022 represented our second best annual results, as our balanced business model delivered return on average tangible equity of 22%. Stifel revenues totaled $4.6 billion and, on a non-GAAP basis, net earnings were $675 million, or $5.74 per share. In addition, we increased our book value by 6% and our tangible book value by 9%. On the basis of our 2022 results and our belief in consistently increasing our dividend, our Board of Directors approved a 20% increase to our common dividend, which now stands at $1.44 per share, or $0.36 per quarter.

Please see the following "Year in Review" for a more detailed look at our company's 2022 results.

EXECUTING OUR STRATEGY

Stifel is a growth company, and we will continue to reinvest in our business, as it has been instrumental in our long history of consistent profitable growth.

Our focus on long-term growth is a key factor in reaching our strategic objectives. Over the past 25 years, Stifel has grown from a small regional wealth manager to a premier global wealth management and investment bank. As I look to the future, we will continue to grow both of our business segments, wealth management and institutional services, by redeploying our substantial excess capital with the goal of generating the best risk-adjusted returns.

For our wealth management franchise, this means continuing to recruit high-quality financial advisors that choose to make Stifel their firm of choice due to our advisor-friendly culture, expansive product suite, excellent technology, and industry-leading yet simple and fair compensation grid.

Stifel is an advisor-focused firm that offers a platform and a culture that enable financial advisors to grow their business without the bureaucracy that plagues many firms. To help our advisors strengthen their client relationships, we continually seek their feedback on how we can improve the service we provide and the capabilities we offer them and their clients. The ongoing improvements and investments we continue to make in our wealth management business not only help us keep our advisors satisfied, they also help us recruit high-quality advisors looking to get more from their careers.

As we look forward, we believe we can reach $1 trillion in total client assets through a combination of strong recruiting, net new asset growth, and market appreciation. This growth will not only help us grow our private client asset base, but increase our deposit base at our bank and further expand our bank balance sheet, which has been a significant contributor to our top- and bottom-line growth.

Our Institutional Group has grown from essentially zero a little less than 20 years ago into a global business that has generated average total revenue in the past three years of $1.75 billion. This was accomplished through both organic growth as well as a number of strategic acquisitions. To underscore our growth, we have increased our ranks of managing directors to nearly 850 at the end of 2022, up more than three times the number we had in 2012. While market conditions have weighed on this business, our increased scale enabled us to generate $971 million of investment banking revenue in 2022, which was the second strongest year in our storied history. As I have stated numerous times, our growth is focused on increasing relevancy to our clients.

Stifel is always eager to embrace the opportunities presented by new technology. This year, developments in artificial intelligence (AI) – specifically deep learning and large language models (LLMs) like ChatGPT – have demonstrated a remarkable potential for changing the way people interact with unfathomably large datasets, such as the entire corpus of text on the internet. Greater use of AI tools is among the most significant potential improvements to our digital capabilities as a firm, allowing clients and associates to better leverage their data and Stifel's expanding digital deployment. However, the use of AI comes with a critical responsibility for the security and privacy of our data, and that of our clients, associates, and other partners. This responsibility is always foremost in our mind as we evaluate new technological opportunities.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE UPDATE

At Stifel, we seek to create a company that reflects the diverse communities that we serve while creating and nurturing an environment where all associates feel they belong and are respected. As such, we continue to integrate environmental, social, and governance (ESG) considerations into our business practices. To us, it's not just good for business, it's the right thing to do.

We are committed to acting and increasing our transparency on issues such as diversity and inclusion, ethics and integrity, risk management, and sustainable finance. I am proud of the significant strides we have made in our ESG initiatives in the past few years, and I invite our shareholders to learn more about them by reading our Environmental, Social & Governance Report, which is available at Stifel.com.

RECENT BANKING TURMOIL

The recent failures of Silicon Valley Bank and Signature Bank are, in my opinion, examples of a classic "run on the bank" crisis. In this case, the banks operated under a very accommodative fiscal policy, financed by an expansion of the Federal Reserve balance sheet. Easy money policies, in conjunction with unprecedented fiscal stimulus, resulted in a substantial increase in bank deposits without a corresponding increase in loan demand. Ironically, these banks were encouraged to own government securities because of the low credit risk, high liquidity, and low capital requirements. In addition, many thought it inconceivable that short-term rates would increase nearly 500 basis points in a year. As many have commented, this significant interest rate risk was "hiding in plain sight," but risk management controls at both banks failed to recognize it – along with the new speed at which depositors can move to withdraw.

The follow-on risk to our banking system is a regulatory overreaction to the failure of a few banks with mostly idiosyncratic risks. The real damage to the system is the potential loss of confidence in regional, mid-sized, and community banks, primarily as to the perceived safety of uninsured deposits. Meanwhile, one can argue that the larger, globally systemic banks benefited from this crisis. Look no further than the resolution of Credit Suisse to see that certain institutions are treated as "too big to fail." As a result, such institutions have implied deposit insurance covering all their deposits, regardless of size – which explains why the largest banks saw significant increases to their deposit balances during the crisis.

This market dynamic simply must change.

The United States financial system benefits from the local knowledge and community relationships that regional, mid-sized, and community banks provide. Those benefits will be lost if we continue down the path of a de facto two-tiered system, whereby uninsured deposits are viewed as either at-risk (smaller banks) or essentially insured at the "too big to fail" institutions. This is not an indictment of our large, global banks, as these institutions are equally important to the United States, and the world, in terms of competitive global markets. But we must acknowledge the unintended consequences of tilting the playing field so that uninsured deposits flow in their direction.

While I am generally opposed to government intervention in markets, the fact is that by treating banks as "too big to fail," the government has already intervened.

To level the playing field, I believe that all business deposits should be FDIC insured. The largest banks should pay their fair share of premiums for this FDIC insurance, instead of paying nothing for the implicitly unlimited insurance they have for being "too big to fail." Why business deposits? Because the vast majority of uninsured deposits are, essentially, business deposits. They are the foundation for many smaller banks and provide the funding for local development. Insuring all business deposits will provide a robust market environment, in which competition will be based on local dynamics, service, and competitive rates – and not by the perception that deposits are essentially government guaranteed at the largest banks. I believe this policy would foster a more stable foundation for our banking system.

Sometimes, the solution to problems is "hiding in plain sight."

LOOKING FORWARD

Predicting the future economic landscape is difficult, as is forecasting interest rates. However, the convergence of inflation, higher rates, and quantitative tightening represents financial conditions which have not been experienced for years, in fact decades. Despite my reservation about predictions, I do believe that inflation is likely to be persistent and the market anticipation of rate cuts later this year optimistic. That said, Stifel is well positioned, through our strategy and culture, to continue our long-term success and growth.

I would like to thank Kathleen Brown, as she retires from our Board of Directors, for her years of service, including recently as Lead Independent Director. Kathleen has been a reliably fair, thoughtful, and incisive voice. She has helped guide Stifel's continued growth and been a partner to me and her fellow directors. I, and our shareholders, will miss her wise counsel.

As always, we sincerely thank our shareholders and clients for their support, as well as our approximately 9,000 associates for their commitment to excellence and success.

Ronald J. Kruszewski
Chairman of the Board and Chief Executive Officer
April 2023

2022 RESULTS
(in thousands, except per share amounts)

TOTAL FIRM	2022	%△
Total Revenues	$4,592,826	(4)
Non-GAAP Net Income	675,071	(20)
Non-GAAP EPS	5.74	(19)

GLOBAL WEALTH MANAGEMENT		
Net Revenues	$2,825,866	9
Contribution	1,067,571	17
AUM	389,818,000	(11)

INSTITUTIONAL GROUP		
Equity Net Revenues	$935,507	(36)
Fixed Income Net Revenues	600,510	(14)
Net Revenues	1,536,017	(29)
Contribution	254,132	(55)

INSTITUTIONAL TRADING		
Equity	$200,512	(21)
Fixed Income	370,198	3
Total	570,710	(7)

INVESTMENT BANKING		
Equity	$745,413	(40)
Fixed Income	226,072	(32)
Total	971,485	(38)
Capital Raising	256,862	(64)
Advisory	714,623	(17)

YEAR IN
REVIEW



Net revenues of
$4.4 billion,
the second highest annual total in Company history

Record net revenues
in Global Wealth Management

Record net interest income, up 79%
over 2021

Non-GAAP
pre-tax margin of 22%

For the year ended December 31, 2022, the Company reported net income available to common shareholders of $624.9 million, or $5.32 per diluted common share, on net revenues of $4.4 billion. Non-GAAP net income available to common shareholders totaled $675.1 million, or $5.74 per diluted common share.

A clear benefit of our strong financial metrics is the generation of significant cash flow. In 2022, Stifel increased our capital by approximately $500 million.

We remain focused on maximizing risk-adjusted returns when deploying our capital, yet as a growth company, we believe that investing in our business to enhance our relevance to our clients is essential.

In pursuit of this objective, in 2022 we grew our loan portfolio by 23%, completed a strategic acquisition and entered into another, while still repurchasing $106 million in common stock, and paying common and preferred dividends of approximately $171 million.

In addition, given our outlook for 2023, the increased reach and breadth of our business, and our ability to generate significant excess capital after continued and anticipated investments in our franchise, we announced a 20% increase to our annual common dividend to $1.44 per share from $1.20 per share.

Within our operating segments, Global Wealth Management achieved record revenue of $2.8 billion, an increase of 9% over 2021. Our Institutional business reported revenue of $1.5 billion, our third highest ever, in a challenging environment marked by numerous headwinds.

In 2022, Stifel increased our capital by approximately
$500 million

20% increase
to our annual common dividend



GLOBAL WEALTH MANAGEMENT

In 2022, advisor recruiting and growth in interest-earning assets fueled record results for our Global Wealth Management segment. Our Private Client Group now consists of more than 2,300 financial advisors who serve clients from more than 400 offices across the U.S.

We had a strong year for financial advisor recruiting, adding 152 advisors with total 12-month trailing production of $70 million. Among that figure were 23 advisors who joined our renewed independent broker-dealer subsidiary, Stifel Independent Advisors, LLC, which we rebranded in 2021.

Our new recruits typically bring substantial client assets to our platform and generate a large percentage of their revenue in advisory fees. This, combined with our increasing net interest income contribution, has increased our percentage of recurring revenue, which adds greater stability and predictability of results. Our recurring revenue reached 76% for the year, which surpassed our previous full-year high by 1,000 basis points. As of the end of 2022, we managed approximately $390 billion in client assets. Our fee-based assets totaled $145 billion, and transactional revenues decreased 13%. Asset management revenues increased 5% from 2021 to a record $1.3 billion.

Stifel Bancorp ended the year with $29 billion in assets while maintaining a conservative risk profile.

Highlighting the year for Stifel Bancorp was a record $866 million in net interest income, a 71% increase from 2021. Strong demand for mortgage loans, securities-based lending, and fund banking helped us grow our loan portfolio by 23% to $20.6 billion. Worth highlighting is our high-yield savings account, Stifel Smart Rate, which has enabled us to increase client deposits over the past few quarters while many firms in our industry have been dealing with the impact of cash sorting by clients looking for higher yields on their cash.

Global Wealth Management achieved record revenue of
$2.8 billion
an increase of 9% over 2021

Stifel added 152 advisors with total 12-month trailing production of
$70 million

Our Private Client Group now consists of more than
2,300
financial advisors

Asset management revenues increased 5% from 2021 to a record
$1.3 billion

YEAR IN
REVIEW

INSTITUTIONAL GROUP

Despite a difficult market environment and challenging microeconomic conditions, we leveraged the investments we've made in people, products, and technology, combined with our organic growth and strategic acquisitions, helping our Institutional Group achieve revenues of $1.5 billion in 2022, our third highest annual revenue.

Within the Institutional Group, Investment Banking revenues totaled $952 million in 2022. We were pleased to be named Investment Bank of the Year by Global M&A Network and No. 1 Virtual Roadshow Broker in North America in *IR Magazine's* Global Roadshow Report.

Our advisory practice recorded revenue of $715 million, our second highest full-year total.

Stifel and Miller Buckfire won *The M&A Advisor's* Distressed M&A Deal and Divestiture of the Year awards for advising on the restructuring and asset sale transaction for Sequential Brands Group, Inc. and Restructuring Deal of the Year award for advising on Sable Permian Resources Finance's Chapter 11 restructuring. In addition, Miller Buckfire was named Restructuring Investment Bank of the Year by Global M&A Network.

We bolstered our capabilities with the acquisitions of ACXIT Capital Partners, a leading independent corporate finance and financial advisory firm serving European middle-market clients and entrepreneurs, and Torreya Partners, a leading independent M&A and private capital advisory firm serving the global life sciences industry.



With respect to capital raising, revenues totaled $237 million. Equity capital-raising revenue totaled $103 million, and fixed income capital-raising revenue totaled $134 million. Once again, our Public Finance group was the nation's leading municipal bond underwriter, increasing our market share in number of negotiated transactions to 15.3%. In addition, we partnered with Korea Investment & Securities Co., Ltd., a leading Korean financial services firm, to form SF Credit Partners, an innovative leveraged lending joint venture that has extended the reach of each firm into new markets and is increasing both firms' relevance to their existing clients.



Our Institutional Sales and Trading businesses posted revenues of $571 million in 2022, our third highest total ever. That figure comprises $201 million in Equity Transactional revenue and $370 million in Fixed Income Transactional revenue, a 3% increase fueled by our acquisition of Vining Sparks, which closed in late 2021.

In addition, in our Equities business, our electronic trading platform saw record activity in 2022, driven by growth in algorithmic trading, and we increased market share in U.S. transactional volume in both high- and low-touch trading.

We also remain one of the largest and most respected providers of research coverage in North America and Europe. Among our achievements in 2022, Stifel placed fifth in *Institutional Investor's* U.S. Global Fixed Income Research Survey, with Stifel and our KBW subsidiary combining to rank or runner-up in five equity research categories, and KBW ranked No. 1 in four categories in the 2022 Coalition Greenwich Study.

PRESIDENTS LETTER

In the accompanying shareholder letter, Ron highlights the single most important ingredient in our talent acquisition strategy – "an attitude of respect for the people and the capabilities of the firms that join us." Said another way, we recognize that before combining with Stifel, each organization was successful on its own, but together we are even stronger. Success meeting success.

 

Victor J. Nesi
Co-President

James M. Zemlyak
Co-President

While Ron highlights the 16 CEOs who remain with us as partners, a number of which are quoted on the ensuing pages, there are hundreds, indeed thousands, of their colleagues who contribute to the core of Stifel today. Starting with Legg Mason Capital Markets in 2005, through to Torreya Partners in early 2023, we believe that each of our business combinations has made us more relevant in the market. We welcome new ideas, capabilities, and approaches that we can incorporate into our practices and provide best-in-class service to our clients, both institutional and private wealth.

Stifel is a place where our associates can build a career. We have more than 300 associates who joined prior to 2005, who are still with the firm and have experienced the growth firsthand. By embedding in our culture the commitment to welcoming and integrating new team members, we accomplish our goal of making each new hire or business combination accretive to our current associates, our new associates, and our shareholders.

A culture of inclusiveness and welcoming of new partners is self-perpetuating once it takes root. It has most definitely taken root at Stifel. As a business whose people are its most valuable asset, this is an important ingredient. Stifel associates recognize that bringing on a new partner or partners makes us collectively stronger and more relevant, as compared to taking away any single individual's opportunities. Never has that sentiment been more important than last year, where even though a challenging business environment, we ended the year with 370 new associates. Investing and hiring throughout market cycles is what growth companies do, and Stifel is a growth company. During turbulent times like now, it's more important than ever to recognize the importance of each individual and the functions that they perform in order to keep progressing.

As we look forward, we are unsure when the current environment will brighten. But we know it will – and when it does, Stifel and its people will be stronger, more relevant, and better positioned to take advantage of it because of the fabric we have woven together over the past two decades.

In closing, we couldn't be more proud of the way our associates have kept their focus and worked tirelessly to achieve our second best year ever – even against the backdrop of challenging markets. As we do each year, we want to thank each of our Stifel colleagues for allowing us the privilege of leading them.

WHERE
SUCCESS

BUILDING A POWERHOUSE THROUGH TRANSFORMATIVE ACQUISITIONS

Stifel is a growth company with a reputation as an opportunistic acquirer and integrator of complementary businesses. In recent years, our numerous transformative acquisitions have helped us add talented professionals, services, products, capabilities, and geographies. Each one has been accretive to earnings, a solid cultural fit, and a catalyst for Stifel's growth, scale, and stability. They have not only helped us become more relevant to our clients, they've served as a catalyst for organic growth as well. Most of the top executives from these firms continue to serve Stifel to this day and have played key roles in building Stifel into a premier wealth management and investment banking firm.





STIFEL

LEGG MASON CAPITAL MARKETS

This transformative acquisition doubled the size of the firm and greatly enhanced our capabilities in a number of areas, including investment banking, equity sales and trading, and fixed income sales and trading. It also made Stifel the largest domestic equity research franchise off Wall Street, and we've continued to expand our research capabilities ever since.

RYAN BECK & CO.

In Ryan Beck, Stifel gained approximately 400 advisors, expanded the firm's geographic footprint to the Mid-Atlantic and Southeast, and immediately became one of the nation's largest full-service wealth management firms. In addition, Ryan Beck's capital markets capabilities further positioned Stifel to become the industry's premier middle-market investment banking firm.



MJSK Private Client Group
Miller Johnson Steichen Kinnand

Added 50 financial advisors

FIRSTSERVICE BANK
RELATIONSHIP BANKING

Stifel defied the trend of banks acquiring brokerage firms by acquiring First Service Financial Corp. and its First Service Bank subsidiary, now known as Stifel Bank & Trust. Becoming a bank holding company enhanced our ability to serve our clients by enabling our financial advisors to offer their clients a full range of banking products and services.



2005 2006 2007 2007

MEETS
SUCCESS

❝ Stifel's acquisition of Legg Mason Capital Markets was a transformative transaction that effectively launched Stifel in the institutional business. It not only enhanced our capabilities, it also fueled Stifel's rapid growth over the last 18 years, as we strategically added more core components to our leading middle-market platform. ❞

Dick Himelfarb and Hugh Warns
Chairman, Investment Banking and
Global Head of Equities, Stifel
Joined from Legg Mason Capital Markets, 2005

❝ In 2007, Ryan Beck and Stifel merged to form a powerhouse wealth management and investment banking firm. Ryan Beck's more than 400 financial advisors transformed Stifel's Private Client Group with a significant East Coast presence. Many Ryan Beck associates continue to serve Stifel clients over 15 years later! Clearly, these were two firms meant to combine given the compatible business lines and shared commitment to clients. ❞

Ben Plotkin
Vice Chairman, Stifel Financial Corp.
Executive Vice President, Stifel and KBW
Joined from Ryan Beck & Co., 2007



Thomas Weisel Partners℠
Experts in Growth

With its strong venture capital relationships and expertise in growth companies, Thomas Weisel Partners – a leading provider of capital markets services to technology, healthcare, and energy companies – added key sectors to Stifel's investment banking business and further augmented our industry-leading research franchise. In addition, TWP's boutique wealth management business further strengthened our Private Client Group.



STONE & YOUNGBERG

The acquisition of Stone & Youngberg expanded Stifel's public finance, institutional sales and trading, and bond underwriting practices. The combination made Stifel one of the few investment banks in the country providing issuers the full scope of sales and underwriting resources, including a large institutional fixed income sales force and a national private client business. The deal also added more than 30 financial advisors to our Private Client Group.



BW ButlerWick
investments·trust·insurance

Added 75 financial
advisors

56 UBS
Branches

Added 495
financial advisors

2008   **2009**   **2010**   **2011**

WHERE
SUCCESS

❝ Stifel was a perfect partner for TWP. We added research and investment banking in our focused industry areas as well as management talent. Stifel's balanced business model including the wealth management business dampens the volatility of the investment banking business, allowing us to focus on the long term, and gives us a larger product set for our clients. Stifel's entrepreneurial leadership has enabled our people to flourish and build their careers. ❞

Thomas Weisel and Brad Raymond
Senior Managing Director, Stifel
Director, Stifel Financial Corp. and
Global Head of Investment Banking, Stifel
Joined from Thomas Weisel Partners, 2010

❝ Ten years into the merger with Stifel, and KBW's market share in our core businesses has never been higher. The combined strength of the two organizations has allowed KBW to chart a course for continuous growth while leveraging Stifel's robust global wealth management capabilities. Together, we provide clients with all the tools necessary to be successful in today's ever-evolving marketplace. ❞

Tom Michaud
President and Chief Executive Officer, KBW
Joined from KBW, 2013

 



Our strategic merger with KBW brought Stifel the industry's premier advisor and research provider in the financial services vertical. It enabled us to build on Stifel's existing financial services business through the addition of KBW's leading financial institutions specialist sales force, extensive research coverage, and top-ranked investment banking capabilities.

The addition of British investment bank Oriel Securities allowed us to build out our platform across all of our institutional businesses. Oriel combined with Stifel's existing resources to create a significant middle-market investment banking group, with broad research coverage, equity and debt sales and trading, and investment banking services.



A leader in corporate restructuring and recapitalization



Bolstered U.S. and European institutional fixed income sales and trading



Acquired by Stifel Bank & Trust



Strengthened our public finance position in California

| **2012** | **2013** | **2013** | **2013** | **2014** | **2014** |

MEETS SUCCESS

> "Stifel's client-centric and entrepreneurial culture, coupled with an ability to get things done, became the perfect fit for our highly experienced financial advisors and sophisticated client base. Joining Stifel enhanced our ability to serve clients across the wealth spectrum, and Stifel gained advanced capabilities in alternative investments, structured products, and investment planning and strategy."

Tom Lee
Head of Investment Products and Services, Stifel
Joined from Barclays Wealth &
Investment Managment, Americas, 2015

> "Finding like-minded, service-oriented firms in the fixed income space has been key to expanding our product set and deepening and broadening the extent of our client engagement, while also maintaining our identity as a client-centric partner."

Eric Needleman
Global Head of Fixed Income Capital Markets, Stifel
Joined from Sterne Agee, 2015

sterne agee

Sterne Agee's highly complementary fixed income platform enhanced our credit and rates product offering for large financial institutions. Its depository practice, which consisted of robust sales, trading, and strategies groups, focused on the needs of community and regional depository institutions. Sterne Agee's retail brokerage business also added 125+ financial advisors to our Private Client Group.

BARCLAYS
Wealth & Investment Management, Americas

Barclays Wealth and Investment Management, Americas made Stifel a premier wealth management firm. The resources we acquired from Barclays substantially enhanced the firm's ability to serve ultra-high-net worth clients, and we welcomed nearly 100 new financial advisors in several major wealth markets.



MERCHANT CAPITAL L.L.C.

Broadened public finance footprint in the Southeast

19/19 INVESTMENT COUNSEL

Formerly Legg Mason Investment Counsel & Trust Co.

EATON PARTNERS

Leading global placement agent

ISMCapital LLP

Augmented our European debt capital markets origination, sales, and research capabilities

CITY SECURITES CORPORATION

Added 40 financial advisors, expanded public finance footprint in Indiana

2014   **2015**   **2015**   **2016**   **2016**   **2017**

WHERE
SUCCESS

" With the internationalization of trade and finance, we understand that companies and investors are looking for growth opportunities wherever they exist. Borders do not bind us. The combination of a full-service offering and our deep domain and product expertise allows us to provide solutions that meet the evolving needs of our clients throughout the world. "

Eithne O'Leary
President, Stifel Europe
Joined from Oriel Securities, 2014

" Joining forces with Stifel instantly gave our Canadian clients far better access to the critical U.S. capital markets, while our strength in mainstay sectors like energy and natural resources, and the burgeoning areas of cannabis and digital assets, has been leveraged throughout the Stifel platform. "

Harris Fricker
President, Stifel Canada
Joined from GMP Capital, 2019

MAINFIRST

This acquisition gave Stifel a pan-European platform with deep local expertise and distribution power throughout the continent's major markets. MainFirst's continental European platform enabled Stifel to continue offering corporate advisory, brokerage, and investment banking services and clear and settle secondary equity and fixed income trades post-Brexit, and solidified our standing as a leader in European equity research. The acquisition also added significant capital-raising capabilities to our already robust equity issuance business.

RAND & ASSOCIATES
WEALTH MANAGEMENT

Acquired by 1919
Investment Counsel

Ziegler
Wealth Management

Added 57 financial advisors

 **THE BUSINESS BANK**
OF SAINT LOUIS

Renamed Stifel Bank

gkb George K. Baum & Company
INVESTMENT BANKERS SINCE 1928

Enhanced our public finance profile in Colorado, Kansas, Missouri, and Utah

MOORELAND
PARTNERS

Leading investment bank serving the technology industry

FIRST EMPIRE SECURITIES
Member FINRA/SIPC

Expanded capabilities to serve credit union clients

B & F
Boutique interest rate risk management firm



2018   **2019**   **2019**

MEETS
SUCCESS

“In Stifel, we found a partner with a shared focus on putting clients first. Together, we've embraced a philosophy of providing value-added services supported by strategy, analytics, and technology. Since the acquisition, I'm proud to say we have furthered our position as the market leader, and most trusted advisor, in the financial services sector.”

Mark Medford
Vice Chairman, Stifel Financial Corp.
Joined from Vining Sparks, 2021

VINING SPARKS

As a leading institutional fixed income brokerage firm primarily dedicated to smaller community banks, Vining Sparks added nearly 1,000 new active bank clients to our platform. The combination of these two similar client-centric institutional fixed income businesses created an outstanding opportunity to leverage Vining Sparks' core relationships across both the Stifel and KBW platforms to cement our position as a market leader and trusted advisor in the financial services sector.



GMP Capital Inc.

GMP and First Energy – now Stifel Canada – brought Stifel substantial expertise in equity capital raising, mergers & acquisitions, institutional sales and trading, and research in Canada. Today, Stifel is a leader in the small and mid cap segments of the Canadian capital markets, and we consistently rank among the top firms in Canada for both mergers & acquisitions advisory and common equity underwriting.

NORTH ATLANTIC CAPITAL
Future venture investment business

ACXIT
Leading middle-market European investment bank

TORREYA
Leading investment bank serving the life sciences industry

2019	2021	2021	2022	2023

WHERE
SUCCESS



Mikaela Shiffrin, Olympic gold medalist and winningest skier in FIS World Cup history



PARTNERING WITH SUCCESS

U.S. SKI & SNOWBOARD

This year, as part of our efforts to be the firm "Where Success Meets Success," we announced our latest means of supporting up-and-coming talent on their road to success – our partnership with U.S. Ski & Snowboard.

It's a relationship that continues to grow and evolve.

First, in October 2022, we became title sponsor the Stifel U.S. Alpine Team, marking the biggest sponsorship in our firm's history. The timing could not have been better, as U.S. Olympic star Mikaela Shiffrin was about to shatter the all-time record for World Cup wins, generating a tremendous amount of exposure for the Stifel brand.

Then, in January 2023, we expanded our partnership to include sponsorship of a number of elite-level and development events, collectively known as the Stifel U.S. Alpine Series. We also fund new and increased financial incentives for American podium finishers, serve as title sponsor of U.S. Ski & Snowboard's annual awards, and provide monetary gifts for award winners.

Finally, in March 2023, we further expanded our partnership to include all of the ski teams under the U.S. Ski & Snowboard brand, serving as title sponsor of the Stifel U.S. Cross Country Ski Team, the Stifel U.S. Freestyle Ski Team, and the Stifel U.S. Freeski Team, along with the Stifel U.S. Alpine Team.

In addition, Stifel and U.S. Ski & Snowboard are collaborating on a career and financial education program designed to help athletes save and invest.

This exciting new partnership marries two brands that share common values, including precision, dedication, and collaboration. As a firm "Where Success Meets Success," Stifel is committed to supporting athletes at every milestone of their careers, helping them find the tools to be successful in their futures.

MEETS
SUCCESS



ST. LOUIS BLUES

In April, we entered into a multiyear deal to become the first-ever jersey patch sponsor of the National Hockey League's St. Louis Blues.

In addition to supporting our hometown team, this partnership provides Stifel with valuable brand exposure to hockey fans across the country whenever their favorite team plays the Blues.

As the firm "Where Success Meets Success," we couldn't be more excited to be aligned with a professional hockey franchise that shares Stifel's values of teamwork and dedication.



Photo Courtesy of Nike

ALYSSA AND GISELE THOMPSON

Soccer phenoms Alyssa (18) and Gisele (17) are shaping the future of the sport. Out of high school, Alyssa was the No. 1 overall pick drafted by the National Women's Soccer League's Angel City FC, making her the youngest draft pick in NWSL history. Gisele currently competes for the U.S. Under-20 Women's Youth National Team and a boys' MLS Next team. Both Thompson sisters are the first high school athletes to sign NIL deals with Nike. We can't wait to see what the future holds for Alyssa and Gisele.

Additional successful individuals and entities we've been fortunate to partner with in recent years:

- **PGA TOUR Pros**
  Harry Higgs, Kelly Kraft, and Greyson Sigg, Sponsor

- **Collegiate Golfer/Stanford**
  Rachel Heck, Sponsor

- **CBS Sports Reporter**
  Amanda Renner, Stifel Brand Ambassador

- **Haskins Awards**
  Top Male Collegiate Golfer, Presenting Sponsor

- **ANNIKA Awards**
  Top Female Collegiate Golfer, Presenting Sponsor

- **Andrea Bocelli World Tour**
  Presenting Sponsor

STIFEL
COMMUNITY

At Stifel, giving back to the communities in which we live and work is central to our philanthropic endeavors.

From formal programs to associate-led volunteerism, we strive to make a positive impact on those around us.

Here are just a few of the many ways in which Stifel and our associates are making a difference:

- Stifel Chairman and CEO Ron Kruszewski served as the 2022 Chair of the Make-A-Wish Foundation of Missouri and Kansas Walk for Wishes, and dozens of home office associates took part in the event, which raised roughly $1 million to grant around 100 wishes to children treated at St. Louis area hospitals.

- As we have each year since 2018, Stifel partnered with the Operation Warm program, which provides warm winter coats and gloves to nearly 10,000 underserved children in 33 schools across the St. Louis region. Over the past five years, 545 associates have participated in Operation Warm events.

- To honor the memory of the 67 KBW associates who lost their lives on 9/11, Stifel associates in New York and St. Louis have packed thousands of meals for local food banks as part of the 9/11 Day of Service.

- Once again, our Fabric of Society scholarship program awarded $2,000 scholarships to 75 graduating high school seniors in low-income, high-minority communities around the country. Since 2014, Fabric of Society has awarded 525 scholarships totaling more than $1 million.



Ron Kruszewski & Cooper
(2022 Make-A-Wish Recipient)

In 2022, we launched our Associate Donation Match program, through which **Stifel matches associates' charitable donations of up to $1,000.**





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number: 001-09305

STIFEL FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

Delaware	43-1273600
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

501 North Broadway, St. Louis, Missouri 63102-2188

(Address of principal executive offices and zip code)

(314) 342-2000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class/Trading Symbol	Name of Each Exchange On Which Registered	Shares or principal amount outstanding February 10, 2023
Common Stock, $0.15 par value per share (SF)	New York Stock Exchange	106,700,960
Depository Shares, each representing 1/1,000th interest in a share of 6.25% Non-Cumulative Preferred Stock, Series B (SF-PB)	New York Stock Exchange	6,400
Depository Shares, each representing 1/1,000th interest in a share of 6.125% Non-Cumulative Preferred Stock, Series C (SF-PC)	New York Stock Exchange	9,000
Depository Shares, each representing 1/1,000th interest in a share of 4.50% Non-Cumulative Preferred Stock, Series D (SF-PD)	New York Stock Exchange	12,000
5.20% Senior Notes due 2047 (SFB)	New York Stock Exchange	$225,000,000

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 ("the Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the registrant's common stock, $0.15 par value per share, held by non-affiliates of the registrant as of the close of business on June 30, 2022, was $6.1 billion.[1]

[1]In determining this amount, the registrant assumed that the executive officers and directors of the registrant are affiliates of the registrant. Such assumptions shall not be deemed to be conclusive for any other purposes.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the annual meeting of shareholders, to be filed within 120 days of our fiscal year ended December 31, 2022, are incorporated by reference in Part III hereof.

STIFEL FINANCIAL CORP.
TABLE OF CONTENTS

PART I

Certain statements in this report may be considered forward-looking. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements. These forward-looking statements cover, among other things, statements made about general economic, political, regulatory, and market conditions, the investment banking and brokerage industries, our objectives and results, and also may include our belief regarding the effect of various legal proceedings, management expectations, our liquidity and funding sources, counterparty credit risk, or other similar matters. Forward-looking statements involve inherent risks and uncertainties, and important factors could cause actual results to differ materially from those anticipated, including those factors discussed below under "Risk Factors" in Item 1A as well as those discussed in "External Factors Impacting Our Business" included in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of this report.

Because of these and other uncertainties, our actual future results may be materially different from the results indicated by these forward-looking statements. In addition, our past results of operations do not necessarily indicate our future results. We undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this document.

ITEM 1. BUSINESS

Stifel Financial Corp. is a Delaware corporation and a financial holding company headquartered in St. Louis. We were organized in 1983. Our principal subsidiary is Stifel, Nicolaus & Company, Incorporated ("Stifel"), a full-service retail and institutional wealth management and investment banking firm. Stifel is the successor to a partnership founded in 1890. Our other subsidiaries include Stifel Independent Advisors, LLC ("SIA"), an independent contractor broker-dealer firm; Keefe, Bruyette & Woods, Inc. ("KBW"), Miller Buckfire & Co. LLC ("Miller Buckfire"), and Vining Sparks IBG, LLC ("Vining Sparks"), broker-dealer firms; Stifel Nicolaus Europe Limited ("SNEL"), our European subsidiary; Stifel Nicolaus Canada Inc. ("SNC"), our Canadian subsidiary; Stifel Bank & Trust and Stifel Bank, retail and commercial banks, Stifel Trust Company, N.A. and Stifel Trust Company Delaware, N.A. (collectively, "Stifel Trust"), our trust companies (collectively "Stifel Bancorp"); and 1919 Investment Counsel, LLC, an asset management firm. Unless the context requires otherwise, the terms "the Company," "our company," "we," and "our," as used herein, refer to Stifel Financial Corp. and its subsidiaries.

We have a 132-year operating history and have built a diversified business serving private clients, institutional investors, and investment banking clients located across the country. Our principal activities are:

- Private client services, including securities transaction and financial planning services;

- Institutional equity and fixed income sales, trading and research, and municipal finance;

- Investment banking services, including mergers and acquisitions, public offerings, and private placements; and

- Retail and commercial banking, including personal and commercial lending programs.

Our core philosophy is based upon a tradition of trust, understanding, and studied advice. We attract and retain experienced professionals by fostering a culture of entrepreneurial, long-term thinking. We provide our private, institutional, and corporate clients quality, personalized service, with the theory that if we place clients' needs first, both our clients and our company will prosper. Our unwavering client and associate focus have earned us a reputation as one of the nation's leading wealth management and investment banking firms.

We have grown our business both organically and through opportunistic acquisitions. Over the past several years, we have grown substantially, primarily by completing and successfully integrating a number of acquisitions, including the following acquisitions, which were integrated during 2021 and 2022:

- Vining Sparks – On November 1, 2021, the Company acquired Vining Sparks and its affiliates. Established in 1981 and headquartered in Memphis, Tennessee, Vining Sparks provides institutional fixed income brokerage, balance sheet management, and underwriting services to institutional clients, with a core focus on depository institutions, but also serving municipalities, money managers, insurance companies, trust departments, and pension funds.

- ACXIT Capital Partners – On July 1, 2022, the Company acquired ACXIT Capital Partners, a leading independent corporate finance and financial advisory firm serving European middle-market clients and entrepreneurs.

- Torreya Partners, LLC – On December 22, 2022, the Company announced that it signed a definitive agreement to acquire Torreya Partners, LLC, a leading independent M&A and private capital advisory firm serving the global life sciences industry.

Business Segments

We operate in the following segments: Global Wealth Management, Institutional Group, and Other. For a discussion of the financial results of our segments, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Segment Analysis."

Narrative Description of Business

Through our broker-dealer subsidiaries, we provide securities-related financial services to customers from the United States, Europe, and Canada. Our customers include individuals, corporations, municipalities, and institutions. We have customers throughout the United States, with a growing presence in the United Kingdom, Europe, and Canada. No single client accounts for a material percentage of any segment of our business. Our inventory, which we believe is of modest size and intended to turn over quickly, exists to facilitate order flow and support the investment strategies of our clients. The inventory of securities held to facilitate customer trades and our market-making activities is sensitive to market movements. Furthermore, our balance sheet is highly liquid, without material holdings of securities that are difficult to value or remarket. We believe that our broad platform, fee-based revenues, and strong distribution network position us well to take advantage of current trends within the financial services sector.

GLOBAL WEALTH MANAGEMENT

We provide securities transaction, brokerage, and investment services to our clients through the consolidated Stifel branch system. We have made significant investments in personnel and technology to grow the Private Client Group.

Consolidated Stifel Branch System

At December 31, 2022, the Private Client Group had a network of 2,242 financial advisors located in 398 branch offices in 48 states and the District of Columbia. In addition, we have 102 independent contractors.

Our financial advisors provide a broad range of investments and services to our clients, including financial planning services. We offer equity securities; taxable and tax-exempt fixed income securities, including municipal, corporate, and government agency securities; preferred stock; and unit investment trusts. We also offer a broad range of externally managed fee-based products. In addition, we offer insurance and annuity products and investment company shares through agreements with numerous third-party distributors. We encourage our financial advisors to pursue the products and services that best fit their clients' needs and that they feel most comfortable recommending. Our private clients may choose from a traditional, commission-based structure or fee-based money management programs. In most cases, commissions are charged for sales of investment products to clients based on an established commission schedule. In certain cases, varying discounts may be given based on relevant client or trade factors determined by the financial advisor.

Our independent contractors, who operate in our SIA business, provide the same types of financial products and services to its private clients as does Stifel. Under their contractual arrangements, these independent contractors may also provide accounting services, real estate brokerage, insurance, or other business activities for their own account. Independent contractors are responsible for all of their direct costs and are paid a larger percentage of commissions to compensate them for their added expenses. SIA is an introducing broker-dealer and, as such, clears its transactions through Stifel.

Customer Financing

Client securities transactions are effected on either a cash or margin basis. When securities are purchased on a margin basis, the customer deposits less than the full cost of the security in their account. We make a loan to the customer for the balance of the purchase price. Such loans are collateralized by the purchased securities. The amounts of the loans are subject to the margin requirements of Regulation T of the Board of Governors of the Federal Reserve System, Financial Industry Regulatory Authority, Inc. ("FINRA") margin requirements, and our internal policies, which usually are more restrictive than Regulation T or FINRA requirements. In permitting customers to purchase securities on margin, we are subject to the risk of a market decline, which could reduce the value of our collateral below the amount of the customers' indebtedness.

We offer securities-based lending through Stifel Bancorp, which allows clients to borrow money against the value of qualifying securities for any suitable purpose other than purchasing, trading, or carrying marketable securities or refinancing margin debt. The loan requirements are subject to Regulation U of the Board of Governors of the Federal Reserve System ("Regulation U") and our internal policies, which are typically more restrictive than Regulation U. We establish approved lines and advance rates against qualifying securities and monitor limits daily and, pursuant to such guidelines, require customers to deposit additional collateral or reduce debt positions, when necessary. Factors considered in the review of securities-based lending are the amount of the loan, the degree of concentrated or restricted positions, and the overall evaluation of the portfolio to ensure proper diversification, or, in the case of concentrated positions, appropriate liquidity of the underlying collateral or potential hedging strategies. Underlying collateral for securities-based loans is reviewed with respect to the liquidity of the proposed collateral positions, valuation of securities, historic trading range, volatility analysis, and an evaluation of industry concentrations.

Asset Management

Our asset management business offers specialized investment management solutions for institutions, private clients, and investment advisers. Revenues for this segment are primarily generated by the investment advisory fees related to asset management services provided for individual and institutional investment portfolios, along with mutual funds. Investment advisory fees are earned on assets held in managed or non-discretionary asset-based programs. These fees are computed based on balances either at the beginning of the quarter, the end of the quarter, or average daily assets. Fees from private client investment portfolios and institutional fees are typically based on asset values at the end of the prior period. Asset balances are impacted by both the performance of the market and sales and redemptions of client accounts/funds. Rising markets have historically had a positive impact on investment advisory fee revenues as existing accounts increase in value, and individuals and institutions may commit incremental funds in rising markets. No single client accounts for a material percentage of this segment's total business.

Stifel Bancorp

We offer retail and commercial banking services to private and corporate clients, including personal loan programs, such as fixed and variable mortgage loans, home equity lines of credit, personal loans, loans secured by CDs or savings, and securities-based loans, as well as commercial lending programs, such as small business loans, commercial real estate loans, lines of credit, credit cards, term loans, and inventory and receivables financing, in addition to other banking products. We believe Stifel Bancorp not only helps us serve our private clients more effectively by offering them a broader range of services, but also enables us to better utilize our private client cash balances held which are swept to our bank subsidiaries, which is their primary source of funding.

INSTITUTIONAL GROUP

The Institutional Group segment includes research, equity and fixed income institutional sales and trading, investment banking, public finance, and syndicate.

Research

Our research department publishes research across multiple industry groups and provides our clients with timely, insightful, and actionable research, aimed at improving investment performance.

Institutional Sales and Trading

Our equity sales and trading team distributes our proprietary equity research products and communicates our investment recommendations to our client base of institutional investors, executes equity trades, sells the securities of companies for which we act as an underwriter, and makes a market in securities. In our various sales and trading activities, we take a focused approach to serving our clients by maintaining inventory to facilitate order flow and support the investment strategies of our institutional fixed income clients, as opposed to seeking trading profits through proprietary trading.

The fixed income institutional sales and trading group is comprised of taxable and tax-exempt sales departments. Our institutional sales and trading group executes trades with diversification across municipal, corporate, government agency, and mortgage-backed securities.

Investment Banking

Our investment banking activities include the provision of financial advisory services principally with respect to mergers and acquisitions and the execution of public offerings and private placements of debt and equity securities. The investment banking group focuses on middle-market companies as well as on larger companies in targeted industries where we have particular expertise, which include real estate, financial services, healthcare, aerospace/defense and government services, telecommunications, transportation, energy, business services, consumer services, industrial, technology, and education.

Our syndicate department coordinates marketing, distribution, pricing, and stabilization of our managed equity and debt offerings. In addition, the department coordinates our underwriting participations and selling group opportunities managed by other investment banking firms.

Public Finance

Our public finance group acts as an underwriter and dealer in bonds issued by states, cities, and other political subdivisions and acts as manager or participant in offerings managed by other firms.

OTHER SEGMENT

The Other segment includes interest income from stock borrow activities, unallocated interest expense, interest income and gains and losses from investments held, amortization of stock-based awards for certain administrative associates, and all unallocated overhead costs associated with the execution of orders; processing of securities transactions; custody of client securities; receipt, identification, and delivery of funds and securities; compliance with regulatory and legal requirements; internal financial accounting and controls; and general administration and acquisition charges.

HUMAN CAPITAL

We are focused on the durability, health, and long-term growth and development of our business, as well as our long-term contribution to our shareholders, our clients, our associates, the communities in which we live and work, and society in general. Instrumental to all of this is our culture, which derives from our associates.

As of December 31, 2022, we had over 9,000 associates, including 2,344 financial advisors, located primarily in the United States, with a growing presence in the United Kingdom, Europe, and Canada.

To compete effectively, we must attract, retain, and motivate qualified professionals, including successful financial advisors, investment bankers, trading professionals, portfolio managers, and other revenue-producing or specialized personnel.

Our ability to develop and retain our clients depends on the reputation, marketing efforts, capabilities, and knowledge of our employees and our firm. Our workforce is predominately composed of employees in roles such as investment bankers, salespeople, trading professionals, research professionals, and other revenue-producing or specialized personnel. In order to compete effectively and continue to provide best-in-class service to our clients, we must attract, retain, and motivate qualified professionals. Turnover in the financial services industry is high. We believe our culture, our effort to maintain a meritocracy in terms of opportunity, and our continued evolution and growth contribute to our success in attracting and retaining strong talent.

We have become a premier middle-market investment bank and wealth management firm. Our long-term success as a company and our ability to generate sustainable value for our shareholders is only possible because of a corporate culture that puts the needs of our clients and our associates first. As a financial services company, we believe it is our responsibility to contribute to the sustainable economic development of the communities in which we live and operate. That concern starts at home and grows more global as Stifel expands and as our lives grow more interconnected. Our culture rewards collaboration, hard work, and empathy. And at the core of that culture is the Golden Rule of treating others as one would wish to be treated. For discussion of the risks relating to our ability to attract, develop, and retain highly skilled and productive employees, see Item 1A, Risk Factors.

BUSINESS CONTINUITY

We have developed a business continuity plan, which is designed to permit continued operation of business-critical functions in the event of disruptions to our St. Louis, Missouri, headquarters facility as well as other critical functional areas of the firm. Several critical business functions are supported by outside vendors who maintain backup and recovery in line with our internal needs and capabilities. We periodically participate in testing of these backup and recovery functions. Likewise, the business functions we support internally can be supported without the St. Louis headquarters through a combination of redundant

computer facilities in other east and west coast data centers and from certain branch locations which can connect to our third-party securities processing vendor through its primary or redundant facilities. Systems have been designed so that we can route critical processing activity and functions to alternate locations, which can be staffed with relocated personnel as appropriate.

GROWTH STRATEGY

We believe our strategy for growth will allow us to increase our revenues and to expand our role with clients as a valued partner. In executing our growth strategy, we take advantage of the consolidation among mid-tier firms, which we believe provides us opportunities in our global wealth and institutional group segments. We do not create specific growth or business plans for any particular type of acquisition, focus on specific firms, or geographic expansion, nor do we establish quantitative goals, such as intended numbers of new hires or new office openings; however, our corporate philosophy has always been to be in a position to take advantage of opportunities as they arise, while maintaining sufficient levels of capital. We intend to pursue the following strategies with discipline:

- *Further expand our private client footprint in the U.S.* We have expanded the number of our private client branches from 39 at December 31, 1997 to 398 at December 31, 2022, and our branch-based financial advisors from 262 to 2,242 over the same period. In addition, client assets have grown from $11.7 billion at December 31, 1997 to $389.8 billion at December 31, 2022. Through organic growth and acquisitions, we have built a strong footprint nationally. Over time, we plan to further expand our domestic private client footprint. We plan on achieving this through recruiting experienced financial advisors with established client relationships and continuing to selectively consider acquisition opportunities as they may arise.
- *Grow our investment banking business.* By leveraging our industry expertise, our product knowledge, our research platform, our experienced associates, our capital markets strength, our middle-market focus, and our private client network, we intend to grow our investment banking business. Opportunistic acquisitions over the past 15 years have accelerated the growth of our investment banking business through expanded industry, product, and geographic coverage, including capital-raising for start-up companies, particularly from the venture community. We believe our position as a middle-market-focused investment bank with broad-based and respected research will allow us to take advantage of opportunities in the middle market and continue to align our investment banking coverage with our research footprint.
- *Further expand our institutional business both domestically and internationally.* Our institutional equity business is built upon the premise that high-quality fundamental research is not a commodity. The growth of our business has been fueled by the effective partnership of our highly rated research and institutional sales and trading teams. We have identified opportunities to expand our research capabilities by taking advantage of market disruptions. Our goal is to further monetize our research platform by adding additional institutional sales and trading teams and by placing a greater emphasis on client management.
- *Focus on asset generation within Stifel Bancorp by offering banking services to our clients.* We believe the banking services provided through Stifel Bancorp strengthens our existing client relationships and helps us recruit financial advisors seeking to provide a full range of services to their private clients. We intend to continue focusing on the sale of banking products and services to our private and corporate clients.
- *Approach acquisition opportunities with discipline.* Over the course of our operating history, we have demonstrated our ability to identify, effect, and integrate attractive acquisition opportunities. We believe the current environment and market dislocation will continue to provide us with the ability to thoughtfully consider acquisitions on an opportunistic basis.

COMPETITION

We compete with other securities firms, some of which offer their customers a broader range of brokerage services, have substantially greater resources, and may have greater operating efficiencies. In addition, we face increasing competition from other financial institutions, such as commercial banks, online service providers, and other companies offering financial services.

Our ability to compete effectively is substantially dependent on our continuing ability to develop or attract, retain, and motivate qualified financial advisors, investment bankers, trading professionals, portfolio managers, and other revenue-producing or specialized personnel. Furthermore, the labor market continues to experience elevated levels of turnover in the aftermath of the pandemic and an extremely competitive labor market, including increased competition for talent across all areas of our business, as well as increased competition with non-traditional competitors, such as technology companies. Employers are increasingly offering guaranteed contracts, upfront payments, increased compensation, and increased opportunities to work with greater flexibility, including remote work, on a permanent basis.

As we enter our 133nd year in business, we continue to rely on the expertise acquired in our market area, our personnel, and our equity capital to operate in the competitive environment.

REGULATION

The following discussion summarizes the principal elements of the regulatory and supervisory framework applicable to our company as a participant in the financial services industry and, in particular, the banking and securities sectors. The framework includes extensive regulation under U.S. federal and state laws, as well as the applicable laws of the jurisdictions outside the U.S. in which our company does business, and is intended to protect our clients, the integrity of the financial markets, our depositors, and the Federal Deposit Insurance Fund and is not intended to protect our creditors or shareholders. These rules and regulations limit our ability to engage in certain activities, as well as our ability to fund our company from its regulated subsidiaries, which include Stifel Bancorp and our broker-dealer subsidiaries. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions that are referenced. A change in applicable statutes or regulations or in regulatory or supervisory policy may have a material effect on our business.

We continue to experience a period of notable change in financial regulation and supervision. These changes could have a significant impact on how we conduct our business. Many regulatory or supervisory policies remain in a state of flux and may be subject to amendment in the near future. As a result, we cannot specifically quantify the impact that such regulatory or supervisory requirements will have on our business and operations. See Item 1A, "Risk Factors" in this Form 10-K for further discussion of the potential future impact on our operations.

Financial Holding Company Regulation

We are a bank holding company under the Bank Holding Company Act of 1956 ("BHCA"), as amended, that has made an election to be a financial holding company. Consequently, our company and its business activities are subject to the supervision, examination, and regulation of the Federal Reserve Board (the "Fed"). The BHCA and other federal laws subject bank and financial holding companies to particular restrictions on the types of activities in which they may engage and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. Supervision and regulation of bank holding companies, financial holding companies, and their subsidiaries are intended primarily for the protection of depositors and other clients of banking subsidiaries, the deposit insurance fund of the Federal Deposit Insurance Corporation ("FDIC"), and the banking system as a whole, but not for the protection of stockholders or other creditors.

Stifel Bank & Trust and Stifel Bank (collectively "bank subsidiaries") are state-chartered banks regulated, supervised, and examined by the Fed and the Consumer Financial Protection Bureau ("CFPB"). Stifel Trust is regulated, supervised, and examined by the Office of the Comptroller of the Currency ("OCC"). The Fed and the FDIC also regulate and may examine our bank subsidiaries and, with respect to the Fed, Stifel Trust.

Collectively, the rules and regulations of the Fed, the OCC, the FDIC, and the CFPB result in extensive regulation and supervision covering all aspects of the banking business, including, for example, lending practices, the receipt of deposits, capital structure, transactions with affiliates, conduct and qualifications of personnel, and as discussed further in the following sections, capital requirements. This regulatory, supervisory, and oversight framework is subject to significant changes that can affect the operating costs and permissible businesses of our company, our bank subsidiaries, Stifel Trust, and all of our other subsidiaries. As a part of their supervisory functions, the Fed, the OCC, the FDIC, and the CFPB conduct extensive examinations of our operations and also have the power to bring enforcement actions for violations of law and, in the case of the Fed, the OCC, and the FDIC, for unsafe or unsound practices.

Basel III and U.S. Capital Rules

Our company, as a bank and financial holding company, and our bank subsidiaries are subject to regulation, including capital requirements, by the Federal Reserve. Our bank subsidiaries are subject to various regulatory capital requirements administered by the Fed and the Missouri Division of

Finance. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our company's and our bank subsidiaries' financial statements.

The OCC, the Fed, and the FDIC published final U.S. rules implementing the Basel III capital framework developed by the Basel Committee on Banking Supervision and certain Dodd-Frank Act and other capital provisions and updated the prompt corrective action framework to reflect the new regulatory capital minimums (the "U.S. Basel III Rules"). The U.S. Basel III Rules: (i) increased the quantity and quality of regulatory capital; (ii) established a capital conservation buffer; and (iii) made changes to the calculation of risk-weighted assets. The capital requirements could restrict our ability to grow during favorable market conditions and to return capital to our shareholders, or require us to raise additional capital. As a result, our business, results of operations, financial condition, and prospects could be adversely affected. See Item 1A, "Risk Factors," within this Form 10-K for more information.

Failure to meet minimum capital requirements can trigger discretionary, and in certain cases, mandatory actions by regulators that could have a direct material effect on the financial results of our bank subsidiaries. Under capital adequacy guidelines, our bank subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification for our bank subsidiaries are also subject to the qualitative judgments of U.S. regulators based on components of capital, risk-weightings of assets, off-balance sheet transactions, and other factors.

Under applicable capital rules, our company and its bank subsidiaries would need to obtain prior approval from the Fed if its repurchases or redemptions of equity securities over a twelve-month period would reduce its net worth by ten percent or more and an exemption were not available. Guidance from the Fed also provides that our company and its bank subsidiaries would need to inform the Fed in advance of repurchasing common stock in certain prescribed situations, such as if it were experiencing, or at risk of experiencing, financial weaknesses or considering expansion, either through acquisitions or other new activities, or if the repurchase would result in a net reduction in common equity over a quarter. Further, Fed guidance indicates that, pursuant to the Fed's general supervisory and enforcement authority, Fed supervisory staff should prevent a bank holding company from repurchasing its common stock if such action would be inconsistent with the bank holding company's prospective capital needs and safe and sound operation. See Note 19 of the Notes to the Consolidated Financial Statements of this Form 10-K for further information.

Stress Testing

The Economic Growth, Regulatory Relief, and Consumer Protection Act makes certain limited amendments to the Dodd-Frank Act, as well as certain targeted modifications to other post-financial crisis regulations. Among other things, the law raises the asset thresholds for Dodd-Frank Act company-run stress testing, liquidity coverage, and living will requirements for bank holding companies to $250 billion, subject to the ability of the Fed to apply such requirements to institutions with assets of $100 billion or more to address financial stability risks or safety and soundness concerns. The Fed, the Office of the Comptroller of the Currency ("OCC"), and the FDIC have since issued related guidance and regulations. As a result of these changes, our bank subsidiaries are currently no longer subject to Dodd-Frank Act company-run stress testing requirements.

Holding company support

Under the Dodd-Frank Act, the Fed must require that bank holding companies, such as our company, serve as a source of financial strength for any subsidiary depository institution. The term "source of financial strength" is defined as the ability of a company to provide financial assistance to its insured depository institution subsidiaries in the event of financial distress at such subsidiaries. Under this requirement, our company, in the future, could be required to provide financial assistance to our bank subsidiaries should they experience financial distress.

Deposit insurance

Since our bank subsidiaries provide deposits covered by FDIC insurance, generally up to $250,000 per account ownership type, our bank subsidiaries are subject to the Federal Deposit Insurance Act. For banks with greater than $10 billion in assets, which includes Stifel Bancorp, the FDIC's current assessment rate calculation relies on a scorecard designed to measure financial performance and ability to withstand stress, in addition to measuring the FDIC's exposure should the bank fail.

Prompt corrective action

The U.S. Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") requires the U.S. federal bank regulatory agencies to take "prompt corrective action" with respect to depository institutions that do not meet specified capital requirements. FDICIA establishes five capital categories for FDIC-insured banks, such as our bank subsidiaries: well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than is indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. FDICIA imposes progressively more restrictive constraints on operations, management, and capital distributions as the capital category of an institution declines. Failure to meet the capital requirements could also require a depository institution to raise capital. Ultimately, critically undercapitalized institutions are subject to the appointment of a receiver or conservator.

The prompt corrective action regulations do not apply to bank holding companies, such as our company. However, the Fed is authorized to take appropriate action at the bank holding company level, based upon the undercapitalized status of the bank holding company's depository institution subsidiaries. In certain instances related to an undercapitalized depository institution subsidiary, the bank holding company would be required to guarantee the performance of the undercapitalized subsidiary's capital restoration plan and might be liable for civil money damages for failure to *fulfill its* commitments on that guarantee. Furthermore, in the event of the bankruptcy of the bank holding company, this guarantee would take priority over the bank holding company's general unsecured creditors.

The Volcker Rule

We are subject to the Volcker Rule, which generally prohibits bank holding companies and their subsidiaries and affiliates from engaging in proprietary trading, but permits underwriting, market making, and risk-mitigating hedging activities. The Volcker Rule also prohibits bank holding companies and their subsidiaries and affiliates from acquiring or retaining ownership interests in, sponsoring, or having certain relationships with "covered funds" (as defined in the rule), including hedge funds and private equity funds, subject to certain exceptions.

Broker-Dealer and Securities Regulation

The SEC is the federal agency charged with administration of the federal securities laws in the U.S. Our broker-dealer subsidiaries are subject to SEC regulations relating to their business operations, including sales and trading practices, public offerings, publication of research reports, use and safekeeping of client funds and securities, capital structure, record-keeping, privacy requirements, and the conduct of directors, officers, and employees. Financial services firms are also subject to regulation by state securities commissions in those states in which they conduct business.

Broker-dealers are required to maintain the minimum net capital deemed necessary to meet their continuing commitments to customers and others, and are required to keep their assets in relatively liquid form. These rules also limit the ability of broker-dealers to transfer capital to parent companies and other affiliates. The SEC has adopted amendments to its financial stability rules, many of which are applicable to our broker-dealer subsidiaries, including changes to the: (i) net capital rule; (ii) customer protection rule; (iii) record-keeping rules; and (iv) notification rules.

Financial services firms are subject to regulation by various foreign governments, securities exchanges, central banks, and regulatory bodies, particularly in those countries where they have established offices. Outside of the U.S., we have additional offices primarily in Canada and Europe and are subject to regulations in those areas. Much of the regulation of broker-dealers in the U.S. and Canada, however, has been delegated to self-regulatory organizations ("SROs") (i.e., FINRA, the Investment Industry Regulatory Organization of Canada ("IIROC"), and securities exchanges). These SROs adopt and amend rules for regulating the industry, subject to the approval of government agencies. These SROs also conduct periodic examinations of member broker-dealers.

The SEC, SROs, and state securities regulators may conduct administrative proceedings that can result in censure, fine, suspension, or expulsion of a broker-dealer, its officers, or employees. Such administrative proceedings, whether or not resulting in adverse findings, can require substantial expenditures and may adversely impact the reputation of a broker-dealer.

Our U.S. broker-dealer subsidiaries are subject to the Securities Investor Protection Act ("SIPA") and are required by federal law to be members of the Securities Investors Protection Corporation ("SIPC"). The SIPC was established under SIPA, and oversees the liquidation of broker-dealers during liquidation or financial distress. The SIPC fund provides protection for cash and securities held in client accounts up to $500,000 per client, with a limitation of $250,000 on claims for cash balances. For further discussion of our net capital requirements, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources."

U.S. broker-dealer capital

Broker-dealers are required to maintain the minimum net capital deemed necessary to meet their continuing commitments to customers and others, and are required to keep their assets in relatively liquid form. These rules also limit the ability of broker-dealers to transfer capital to parent companies and other affiliates. The SEC has adopted amendments to its financial stability rules, many of which are applicable to our broker-dealer subsidiaries, including changes to the: (i) net capital rule; (ii) customer protection rule; (iii) record-keeping rules; and (iv) notification rules. See Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K for further information pertaining to our broker-dealer regulatory minimum net capital requirements.

Money market reform

The SEC adopted amendments to the rules that govern money market mutual funds. The amendments make structural and operational reforms to address risks of excessive withdrawals over relatively short time frames by investors from money market funds, while preserving the benefits of the funds. We do not sponsor any money market funds. We utilize funds sponsored by third parties in limited circumstances for our own investment purposes as well as to offer our clients as one of several cash sweep alternatives.

Standard of care

SEC Regulation Best Interest requires that a broker-dealer and its associated persons act in a retail customer's best interest and not place their own financial or other interests ahead of a retail customer's interests when recommending securities transactions or investment strategies, including recommendations of types of accounts. Form CRS requires that broker-dealers and investment advisers provide retail investors with a brief summary document containing simple, easy-to-understand information about the nature of the relationship between the parties. Our implementation of these regulations resulted in the review and modification of certain of our policies and procedures and associated supervisory and compliance controls, as well as the implementation of additional client disclosures, which included us providing related education and training to financial advisors.

Various states have also proposed, or adopted, laws and regulations seeking to impose new standards of conduct on broker-dealers that may differ from the SEC's new regulations, which may lead to additional implementation costs. The Department of Labor ("DOL") has also reinstated the historical "five-part test" for determining who is an investment advice "fiduciary" when dealing with certain retirement plans and accounts. In 2022, the DOL promulgated a new exemption that enables investment advice fiduciaries to receive transaction-based compensation and engage in certain otherwise prohibited transactions, subject to compliance with the exemption's requirements. In addition, the DOL is expected to amend the five-part test by the end of 2023 so that the fiduciary standard would apply to a broader range of client relationships. Imposing such a new standard of care on additional client relationships could result in incremental costs for our business, and we are evaluating how these regulatory changes may further impact our business.

Investment Management Regulation

Our investment advisory operations, including the mutual funds that we sponsor, are also subject to extensive regulation in the U.S. Our U.S. asset managers are registered as investment advisers with the SEC under the Investment Advisers Act of 1940 as amended, and are also required to make notice filings in certain states. Virtually all aspects of our asset management business are subject to various federal and state laws and regulations. These laws and regulations are primarily intended to benefit the asset management clients.

Other Non-U.S. Regulation

Our non-U.S. subsidiaries are subject to applicable laws and regulations of the jurisdictions in which they operate.

SNC is required by IIROC to belong to the Canadian Investors Protection Fund ("CIPF"), whose primary role is investor protection. This fund provides protection for securities and cash held in client accounts up to 1 million Canadian dollars ("CAD") per client, with separate coverage of CAD 1 million for certain types of accounts.

Certain of our subsidiaries are registered in, and operate from, the U.K., which has a highly developed and comprehensive regulatory regime. Certain of these subsidiaries operate in the retail sector, providing investment and financial planning services to high-net-worth individuals, while others provide brokerage and investment banking services to institutional clients. These subsidiaries are authorized and regulated by the U.K. conduct regulator, the Financial Conduct Authority ("FCA"), and have permission to carry out business in other European Union ("E.U.") countries as part of treaty arrangements.

In Europe, the Markets in Financial Instruments Regulation and a revision of the Markets in Financial Instruments Directive (together, "MiFID II"), generally took effect on January 3, 2018, and introduced comprehensive, new trading and market infrastructure reforms in the European Union, including new trading venues, enhancements to pre- and post-trading transparency, and additional investor protection requirements, among others. We have made changes to our European operations, including systems and controls, in order to be in compliance with MiFID II.

Bank Secrecy Act and USA PATRIOT Act of 2001

The U.S. Bank Secrecy Act ("BSA"), as amended by the USA PATRIOT Act of 2001 ("PATRIOT Act"), contains anti-money laundering and financial transparency laws and mandates the implementation of various regulations applicable to all financial institutions, including standards for verifying client identification at account opening, and obligations to monitor client transactions and report suspicious activities. Through these and other provisions, the BSA and the PATRIOT Act seek to promote the identification of parties that may be involved in terrorism, money laundering, or other suspicious activities. Anti-money laundering laws outside the U.S. contain some similar provisions.

Our company and its affiliates have been required to implement and continuously maintain internal policies, procedures, and controls to meet the compliance obligations imposed by such U.S. and non-U.S. laws and regulations concerning anti-money laundering. Failure to meet the requirements of these regulations can result in supervisory action, including fines.

Privacy and Data Protection

A variety of data privacy laws, which aspire to protect personal information, have long obligated our company to provide notice about its data handling practices, to offer certain opt-outs, and to implement reasonable security measures to deter unauthorized access. U.S. federal law establishes minimum federal standards for financial privacy by, among other provisions, requiring financial institutions to adopt and disclose privacy policies with respect to consumer information and setting forth certain limitations on disclosure to third parties of consumer information. U.S. state laws and regulations adopted under U.S. federal law impose obligations on our company and its subsidiaries for protecting the confidentiality, integrity, and availability of client information, and require notice of data breaches to certain U.S. regulators and to clients. The Fair Credit Reporting Act of 1970, as amended, mandates the development and implementation of a written identity theft prevention program that is designed to detect, prevent, and mitigate identity theft.

The California Privacy Rights Act amends the California Consumer Privacy Act of 2020 and is expected to be enforced beginning in July 2023. New regulations under the statute have not yet been published. The new regulations will update the existing privacy protections for the personal information of California residents, including by requiring companies to provide certain additional disclosures to California consumers, and provides for a number of specific additional data subject rights for California residents.

Similarly, the General Data Protection Regulation ("GDPR") imposes requirements for companies that collect or store personal data of E.U. residents, as well as residents of the U.K. GDPR's legal requirements extend to all foreign companies that solicit and process personal data of E.U. and U.K. residents, imposing a strict data protection compliance regime that includes consumer rights actions that must be responded to by organizations. Canadian data privacy laws contain many provisions similar to U.S. financial privacy laws and are currently undergoing legislative reform at a federal and provincial level.

We have implemented policies, processes, and training with regard to communicating to our clients and business partners required information relating to financial privacy and data security. We continue to monitor regulatory developments on both a domestic and international level to assess requirements and potential impacts on our business operations.

The multitude of data privacy laws and regulations adds complexity and cost to managing compliance and data management capabilities and can result in potential litigation, regulatory fines, and reputational harm. Data privacy requirements compel companies to track personal information use and provide greater transparency on data practices to consumers. In addition, technology advances in the areas of artificial intelligence, mobile applications, and remote connectivity solutions have increased the collection and processing of personal information as well as the risks associated with unauthorized disclosure and access to personal information.

Alternative Reference Rate Transition

Central banks and regulators in the U.S. and other jurisdictions are working to implement the transition from the London Interbank Offered Rate ("LIBOR") to replacement interest rate benchmarks. On March 5, 2021, the FCA, which regulates LIBOR, announced it would cease publication of the less commonly used tenors after December 31, 2021, while it would cease publication of the most commonly used U.S. dollar LIBOR tenors after June 30, 2023. As a result, U.S. federal banking agencies issued guidance strongly encouraging institutions to cease entering into contracts that reference LIBOR as soon as practicable, and no later than December 31, 2021. There have been several pronouncements released during our fiscal year ended December 31, 2022, that have provided additional guidance related to the transition away from LIBOR and reduced uncertainty across the industry, including the International Swaps and Derivatives Association (ISDA) Fallback Protocol, the Adjustable Interest Rate (LIBOR) Act, and a proposal released by the Fed.

We continue to focus on monitoring the impacts of LIBOR across our business operations and products, ensuring that legacy instruments contain appropriate fallback language, modifying instruments that require amendments, engaging with financial advisors and clients on the impact of the transition, and working through infrastructure enhancements (e.g., systems and models) to ensure operational readiness. We continue to evaluate the anticipated effect of the alternative reference rate transition, and at this time, we expect minimal financial impact.

Public Company Regulations

As a public company whose common stock is listed on the New York Stock Exchange ("NYSE") and the Chicago Stock Exchange ("CHX"), we are subject to corporate governance requirements established by the SEC, NYSE, and CHX, as well as federal and state law. Under the Sarbanes-Oxley Act of 2002 (the "Act"), we are required to meet certain requirements regarding business dealings with members of the Board of Directors, the structure of our Audit and Compensation Committees, ethical standards for our senior financial officers, implementation of an internal control structure and procedures for financial reporting, and additional responsibilities regarding financial statements for our Chief Executive Officer and Chief Financial Officer and their assessment of our internal controls over financial reporting. Compliance with all aspects of the Act, particularly the provisions related to management's assessment of internal controls, has imposed additional costs on our company, reflecting internal staff and management time, as well as additional audit fees since the Act went into effect.

Executive Officers

Information regarding our executive officers and their ages as of February 10, 2023, is as follows:

Name	Age	Position(s)
Ronald J. Kruszewski	64	Chairman of the Board of Directors and Chief Executive Officer
Thomas W. Weisel	81	Senior Managing Director and Director
James M. Zemlyak	63	President
Thomas B. Michaud	58	Senior Vice President
Victor J. Nesi	62	President and Director of Institutional Group
Mark P. Fisher	53	Senior Vice President and General Counsel
James M. Marischen	43	Senior Vice President and Chief Financial Officer
David D. Sliney	53	Senior Vice President and Chief Operating Officer
Christopher K. Reichert	59	Chief Executive Officer of Stifel Bank & Trust

Ronald J. Kruszewski has been Chief Executive Officer and Director of our company and Stifel since September 1997 and Chairman of the Board of Directors of our company and Stifel since April 2001. Prior thereto, Mr. Kruszewski served as Managing Director and Chief Financial Officer of Baird Financial

Corporation and Managing Director of Robert W. Baird & Co. Incorporated, a securities broker-dealer firm, from 1993 to September 1997.

Thomas W. Weisel has been Senior Managing Director of our company since August 2010, after the completion of the merger between our company and Thomas Weisel Partners Group, Inc. Prior thereto, Mr. Weisel served as Chairman and CEO of Thomas Weisel Partners Group, Inc., a firm he founded, from 1998 to June 2010. Prior to founding Thomas Weisel Partners, Mr. Weisel was a founder, in 1971, of Robertson, Coleman, Siebel & Weisel that became Montgomery Securities in 1978, where he was Chairman and CEO until September 1998. Mr. Weisel served as a director on the NASDAQ Stock Market board of directors from 2002 to 2006.

James M. Zemlyak was named to the Office of the President in June 2014. Mr. Zemlyak served as Chief Financial Officer of our company and Stifel from February 1999 to August 2018. Mr. Zemlyak served as Director of our company from February 1999 to June 2017. Mr. Zemlyak served as our company's Treasurer from February 1999 to January 2012. Mr. Zemlyak has been Chief Operating Officer of Stifel since August 2002 and Executive Vice President of Stifel since December 1, 2005. Mr. Zemlyak also served as Chief Financial Officer of Stifel from February 1999 to October 2006. Prior to joining our company, Mr. Zemlyak served as Managing Director and Chief Financial Officer of Baird Financial Corporation from 1997 to 1999 and Senior Vice President and Chief Financial Officer of Robert W. Baird & Co. Incorporated from 1994 to 1999.

Thomas B. Michaud has served as Senior Vice President of our company and Chairman, Chief Executive Officer, and President of Keefe, Bruyette & Woods, Inc., one of our broker-dealer subsidiaries, since February 15, 2013, the completion of the merger between our company and KBW, Inc. Mr. Michaud served as Director of our company from February 2013 to June 2017. Prior thereto, Mr. Michaud served as the Chief Executive Officer and President of KBW, Inc. since October 2011 and as Vice Chairman and director since its formation in August 2005. He previously served as Chief Operating Officer from August 2005 until October 2011.

Victor J. Nesi was named to the Office of the President in June 2014. Mr. Nesi has served as Director of Investment Banking and Director of our Institutional Group since July 2009. Mr. Nesi served as Director of our company from August 2009 to June 2017. Mr. Nesi has more than 30 years of banking and private equity experience, most recently with Merrill Lynch, where he headed the global private equity business for the telecommunications and media industry. From 2005 to 2007, he directed Merrill Lynch's investment banking group for the Americas region. Prior to joining Merrill Lynch in 1996, Mr. Nesi spent seven years as an investment banker at Salomon Brothers and Goldman Sachs.

Mark P. Fisher has served as Senior Vice President since July 2010 and General Counsel since May 2014. Mr. Fisher served as General Counsel of Thomas Weisel Partners Group, Inc. from May 2005 until the merger between our company and Thomas Weisel Partners Group, Inc. in July 2010. From January 1998 until May 2005, Mr. Fisher practiced corporate and securities law at Sullivan & Cromwell LLP.

James M. Marischen was appointed Chief Financial Officer of our company and Stifel in August 2018. Prior thereto, Mr. Marischen served as Senior Vice President and Chief Risk Officer of our company from January 2014 to August 2018. During 2015, Mr. Marischen was named our Chief Accounting Officer. Mr. Marischen served as Executive Vice President and Chief Financial Officer of Stifel Bank & Trust from February 2008 to January 2014. Prior to joining our company in 2008, Mr. Marischen worked in public accounting at KPMG LLP.

David D. Sliney was appointed to Chief Operating Officer of our company in August 2018. Mr. Sliney has been a Senior Vice President of our company since May 2003. In 1997, Mr. Sliney began a Strategic Planning and Finance role with Stifel and has served as a Director of Stifel since May 2003. Mr. Sliney is also responsible for our company's Operations and Technology departments. Mr. Sliney joined Stifel in 1992, and between 1992 and 1995, Mr. Sliney worked as a fixed income trader and later assumed responsibility for the firm's Equity Syndicate Department.

Christopher K. Reichert has served as Chief Executive Officer of Stifel Bank & Trust since January 2008. Prior thereto, Mr. Reichert served as President of Stifel Bank & Trust from October 2007 to January 2008. Prior to joining the company in 2007, Mr. Reichert served as Executive Vice President of Pulaski Bank and was a member of the Pulaski Bank and Pulaski Financial Corp. Board of Directors.

AVAILABLE INFORMATION

Our internet address is www.stifel.com. We make available, free of charge, through a link to the SEC website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as well as proxy statements, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

Additionally, we make available on our website under "Investor Relations – Corporate Governance," and in print upon request of any shareholder, a number of our corporate governance documents. These include: Audit Committee charter, Compensation Committee charter, Risk Management/Corporate Governance Committee charter, Corporate Governance Guidelines, Complaint Reporting Process, and the Code of Ethics for Employees. Within the time period required by the SEC and the NYSE, we will post on our website any modifications to any of the available documents. The information on our website is not incorporated by reference into this report.

ITEM 1A. RISK FACTORS

Our operations and financial results are subject to various risks and uncertainties, including those described below, which could adversely affect our business, financial condition, results of operations, liquidity, and the trading price of our common stock. The list of risk factors provided in the following sections is not exhaustive; there may be factors not discussed in the following sections or in this Form 10-K that adversely impact our results of operations, harm our reputation, or inhibit our ability to generate new business prospects. We may amend or supplement these risk factors from time to time in other reports we file with the SEC.

MARKET AND LIQUIDITY RISKS

Lack of liquidity or access to capital could impair our business and financial condition. Our inability to maintain adequate liquidity or to easily access credit and capital markets could have a significant negative effect on our financial condition. If liquidity from our brokerage or banking operations is inadequate or unavailable, we may be required to scale back or curtail our operations, such as limiting our recruiting of additional financial advisors, limiting lending, selling assets at unfavorable prices, and cutting or eliminating dividend payments. Our liquidity could be negatively affected by the inability of our subsidiaries to generate cash in the form of dividends from earnings, liquidity or capital requirements applicable to our subsidiaries that may prevent us from upstreaming cash to the parent company, limited or no accessibility to credit markets for secured and unsecured borrowings by our subsidiaries, diminished access to the capital markets for our company, and other commitments or restrictions on capital as a result of adverse legal settlements, judgments, or regulatory sanctions. Furthermore, as a bank holding company, we may become subject to prohibitions or limitations on our ability to pay dividends and/or repurchase our stock. Certain of our regulators have the authority, and under certain circumstances, the duty, to prohibit or to limit dividend payments by regulated subsidiaries to their parent.

The availability of financing, including access to the credit and capital markets, depends on various factors, such as conditions in the debt and equity markets, the general availability of credit, the volume of securities trading activity, the overall availability of credit to the financial services sector, and our credit ratings. Our cost of capital and the availability of funding may be adversely affected by illiquid credit markets and wider credit spreads. Additionally, lenders may from time to time curtail, or even cease to provide, funding to borrowers as a result of future concerns over the strength of specific counterparties, as well as the stability of markets generally. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources," in this Form 10-K for additional information on liquidity and how we manage our liquidity risk.

A downgrade in our credit ratings could have a material adverse effect on our operations, earnings, and financial condition. If our credit ratings were downgraded, or if rating agencies indicate that a downgrade may occur, our business, financial position, and results of operations could be adversely affected, perceptions of our financial strength could be damaged, and as a result, adversely affect our client relationships. Such a change in our credit ratings could also adversely affect our liquidity and competitive position, increase our borrowing costs, limit our access to the capital markets, trigger obligations under certain financial agreements, or decrease the number of investors, clients, and counterparties willing or permitted to do business with or lend to us, thereby curtailing our business operations and reducing profitability.

We may not be able to obtain additional outside financing to fund our operations on favorable terms, or at all. The impact of a credit rating downgrade to a level below investment grade would result in our breaching provisions in our credit agreements, and may result in decreased levels of available credit or a request for immediate payment.

A credit rating downgrade would also result in the Company incurring a higher commitment fee on any unused balance on its revolving credit facilities, in addition to triggering a higher interest rate applicable to any borrowings outstanding on the line as of and subsequent to such downgrade (see Note 11 of the Notes to Consolidated Financial Statements of this Form 10-K for information on the Company's credit facilities).

We are exposed to market risk, including interest rate risk. We are, directly and indirectly, affected by changes in market conditions. Market risk generally represents the risk that values of assets and liabilities or revenues will be adversely affected by changes in market conditions. For example, interest rate changes could adversely affect our net interest spread, the difference between the yield we earn on our assets and the interest rate we pay for deposits and other sources of funding, which in turn impacts our net interest income and earnings. Interest rate changes could affect the interest earned on assets differently than interest paid on liabilities. In our brokerage operations, a rising interest rate environment generally results in our earning a larger net interest spread and an increase in fees received on our multi-bank deposit sweep program. Conversely, in those operations, a falling interest rate environment generally results in our earning a smaller net interest spread. If we are unable to effectively manage our interest rate risk, changes in interest rates could have a material adverse effect on our profitability.

Market risk is inherent in the financial instruments associated with our operations and activities, including loans, deposits, securities, short-term borrowings, long-term debt, trading account assets and liabilities, derivatives, and private equity investments. Market conditions that change from time to time, thereby exposing us to market risk, include fluctuations in interest rates, equity prices, foreign exchange rates, and price deterioration or changes in value due to changes in market perception or actual credit quality of an issuer.

In addition, disruptions in the liquidity or transparency of the financial markets may result in our inability to sell, syndicate, or realize the value of security positions, thereby leading to increased concentrations. The inability to reduce our positions in specific securities may not only increase the market and credit risks associated with such positions, but also increase the level of risk-weighted assets on our balance sheet, thereby increasing our capital requirements, which could have an adverse effect on our business results, financial condition, and liquidity. See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K for additional information regarding our exposure to and approaches to managing market risk.

We are exposed to credit risk. We are generally exposed to the risk that third parties that owe us money, securities, or other assets will fail to meet their obligations to us due to numerous causes, including bankruptcy, lack of liquidity, or operational failure, among others. We actively buy and sell securities from and to clients and counterparties in the normal course of our broker-dealers' market-making and underwriting businesses, which exposes us to credit risk. Although generally collateralized by the underlying security to the transaction, we still face risk associated with changes in the market value of collateral through settlement date. Our credit risk and credit losses may increase to the extent our loans or investments are to borrowers or issuers who, as a group, may be uniquely or disproportionately affected by declining economic or market conditions. The deterioration of an individually large exposure could lead to additional loan loss provisions and/or charge-offs, or credit impairment of our investments, and subsequently have a material impact on our results of operations, financial condition, regulatory capital, and liquidity.

We also hold certain securities, loans, and derivatives as part of our trading inventory. Deterioration in the actual or perceived credit quality of the underlying issuers of securities or loans, or the non-performance of issuers and counterparties to certain derivative contracts could result in losses.

We borrow securities from, and lend securities to, other broker-dealers and may also enter into agreements to repurchase and/or resell securities as part of investing and financing activities. A sharp change in the security market values utilized in these transactions may result in losses if counterparties to these transactions fail to honor their commitments.

We manage the risk associated with these transactions by establishing and monitoring credit limits, as well as by evaluating collateral and transaction levels on a recurring basis. Significant deterioration in the credit quality of one of our counterparties could lead to widespread concerns about the credit quality of other counterparties in the same industry, thereby exacerbating our credit risk exposure.

We permit our clients to purchase securities on margin. During periods of steep declines in securities prices, the value of the collateral securing client margin loans may fall below the amount of the purchaser's indebtedness. If clients are unable to provide additional collateral for these margin loans, we may incur losses on those margin transactions. This may cause us to incur additional expenses defending or pursuing claims or litigation related to counterparty or client defaults.

We deposit our cash in depository institutions as a means of maintaining the liquidity necessary to meet our operating needs, and we also facilitate the deposit of cash awaiting investment in depository institutions on behalf of our clients. A failure of a depository institution to return these deposits could severely impact our operating liquidity, result in significant reputational damage, and adversely impact our financial performance.

We also incur credit risk by lending to businesses and individuals through the offering of loans, including commercial and industrial loans, commercial and residential mortgage loans, tax-exempt loans, home equity lines of credit, and other loans generally collateralized by securities. We also incur credit risk through our investments. Our credit risk and credit losses can increase if our loans or investments are concentrated among borrowers or issuers engaged in the same or similar activities, industries, or geographies, or to borrowers or issuers who as a group may be uniquely or disproportionately affected by economic or market conditions. The deterioration of an individually large exposure, for example due to natural disasters, health emergencies or pandemics, acts of terrorism, severe weather events or other adverse economic events, could lead to additional loan loss provisions and/or charges-offs, or credit impairment of our investments, and subsequently have a material impact on our net income and regulatory capital.

Declines in the real estate market or sustained economic downturns may cause us to write down the value of some of the loans in Stifel Bancorp's portfolio, foreclose on certain real estate properties, or write down the value of some of our securities. Credit quality generally may also be affected by adverse changes in the financial performance or condition of our debtors or deterioration in the strength of the U.S. economy.

See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K for additional information regarding our exposure to and approaches to managing credit risk.

ECONOMIC ENVIRONMENT RISKS

Abrupt changes in market and general economic conditions have in the past adversely affected, and may in the future adversely affect, our business and profitability and cause volatility in our results of operations. Economic and market conditions have had, and will continue to have, a direct and material impact on our results of operations and financial condition because performance in the financial services industry is heavily influenced by the overall strength of general economic conditions and financial market activity.

Our investment banking revenue, in the form of advisory services and underwriting, is directly related to general economic conditions and corresponding financial market activity. When the outlook for such economic conditions is uncertain or negative, financial market activity generally tends to decrease, which reduces our investment banking revenues. Reduced expectations for, or further declines in, the U.S. and global economic outlook could cause financial market activity to decrease and negatively affect our investment banking revenues.

In addition to the business risks set forth in the previous risk factor, global economic conditions and global financial markets remain vulnerable to the potential risks posed by certain events, including, among other things, political and financial uncertainty in the United States and the European Union, renewed concern about the U.S. and other major economies, domestic and international political or social unrest (including related protests or disturbances), the reduction in business activity leading to a decrease in global demand for oil and natural gas and the resulting historically low prices for these commodities, and complications involving terrorism and armed conflicts around the world. Our business is closely correlated to the general economic outlook, a significant deterioration in that outlook or realization of certain events would likely have an immediate and significant negative impact on our business and overall results of operations.

We are affected by domestic and international macroeconomic conditions that impact the global financial markets. We are engaged in various financial services businesses. As such, we are affected by domestic and international macroeconomic and political conditions, including economic output levels, interest and inflation rates, employment levels, prices of commodities, consumer confidence levels, international trade policy, and fiscal and monetary policy. For example, Fed policies determine, in large part, the cost of funds for lending and investing and the return earned on those loans and investments. The market impact from such policies also can decrease

materially the value of certain of our financial assets, most notably debt securities, as well as our cash flows, such as those associated with client cash balances. Changes in Fed policies are beyond our control, and consequently, the impact of these changes on our activities and results of our operations are difficult to predict. Macroeconomic conditions also may directly and indirectly impact a number of factors in the global financial markets that may be detrimental to our operating results, including trading levels, investing, and origination activity in the securities markets, security valuations, the absolute and relative level and volatility of interest and currency rates, real estate values, the actual and perceived quality of issuers and borrowers, and the supply of and demand for loans and deposits.

While we have experienced an operating environment that has been favorable for many of our businesses in recent years, if we were to experience a period of sustained downturn in the securities markets, a return to very low levels of short-term interest rates, credit market dislocations, reductions in the value of real estate, an increase in mortgage and other loan delinquencies, and other negative market factors, our revenues could be significantly impaired.

We could experience a decline in commission revenue from a lower volume of trades we execute for our clients, a decline in fees from reduced portfolio values of securities managed on behalf of our clients, a reduction in revenue from capital markets and advisory transactions due to lower activity, increased credit provisions and charge-offs, losses sustained from our customers' and market participants' failure to fulfill their settlement obligations, reduced net interest earnings, and other losses. Periods of reduced revenue and other losses could lead to reduced profitability because certain of our expenses, including, but not limited to, our interest expense on debt, rent, facilities, and salary expenses are fixed and our ability to reduce them over short time periods is limited.

U.S. markets may also be impacted by public health epidemics or pandemics, such as the COVID-19 pandemic, as well as by political and civil unrest occurring in other parts of the world. Our businesses and revenues derived from non-U.S. operations may also be subject to risk of loss from currency fluctuations, social or political instability, less established regulatory regimes, changes in governmental or central bank policies, downgrades in the credit ratings of sovereign countries, expropriation, nationalization, confiscation of assets, and unfavorable legislative, economic, and political developments. Any negative impact on economic conditions and global markets from these developments could adversely affect our business, financial condition, and liquidity.

We may be impacted by budget pressures affecting U.S. state and local governments, as well as negative trends in the housing and labor markets. Investor concerns regarding these trends could potentially reduce the number and size of transactions in which we participate and, in turn, reduce our fixed income investment banking revenues. In addition, such factors could potentially have an adverse effect on the value of the municipal securities we hold in our trading securities portfolio.

We are affected primarily by economic conditions in the North America. Market conditions in the U.S. and Canada can be assessed through the following metrics: the level and volatility of interest rates; unemployment and under-employment rates; real estate prices; consumer confidence levels and changes in consumer spending; and the number of personal bankruptcies, among others. Deterioration of market conditions can diminish loan demand, lead to an increase in mortgage and other loan delinquencies, affect loan repayment performance, and result in higher reserves and net charge-offs, which can adversely affect our earnings.

We are exposed to risks from international markets. We do business in other parts of the world and, as a result, are exposed to risks, including market, litigation, and regulatory compliance risks. Our businesses and revenues derived from non-U.S. operations are subject to risk of loss from currency fluctuations, social or political instability, less established regulatory regimes, changes in governmental or central bank policies, downgrades in the credit ratings of sovereign countries, expropriation, nationalization, confiscation of assets, and unfavorable legislative, economic, and political developments. Action or inaction in any of these operations, including failure to follow proper practices with respect to regulatory compliance and/or corporate governance, could harm our operations and our reputation. We also invest or trade in the securities of corporations located in non-U.S. jurisdictions. Revenues from trading non-U.S. securities also may be subject to negative fluctuations as a result of the previously mentioned factors.

OPERATIONAL RISKS

Damage to our reputation could damage our businesses. Maintaining our reputation is critical to attracting and maintaining clients, investors, financial advisors, and other associates. If we fail to address, or appear to fail to address, issues that may give rise to reputational risk, we could significantly harm our business prospects. These issues may include, but are not limited to, any of the risks discussed in this Item 1A, including appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money laundering, cybersecurity and privacy, record keeping, and sales and trading practices. In addition, the failure to sell securities we have underwritten at anticipated price levels, and the proper identification of the legal, credit, liquidity, and market risks inherent in our products, could also give rise to reputational risk. Failure to maintain appropriate service and quality standards, or a failure or perceived failure to treat clients fairly, can result in client dissatisfaction, litigation, and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs, and reputational harm. Negative publicity about us, whether or not true, may also harm our reputation.

Our ability to attract and retain senior professionals, qualified financial advisors, and other associates is critical to the continued success of our business. Our ability to develop and retain our clients depends on the reputation, judgment, business generation capabilities, and skills of our senior professionals, members of our executive committees, as well as associates and financial advisors. To compete effectively, we must attract, retain, and motivate qualified professionals, including successful financial advisors, investment bankers, trading professionals, portfolio managers, and other revenue-producing or specialized personnel. Competitive pressures we experience could have an adverse effect on our business, results of operations, financial condition, and liquidity.

The labor market continues to experience elevated levels of turnover in the aftermath of the COVID-19 pandemic, and we have been impacted by an extremely competitive labor market, including increased competition for talent across all aspects of our business, as well as increased competition with non-traditional competitors, such as technology companies. Employers are offering increased compensation and opportunities to work with greater flexibility, including remote work, on a permanent basis. These can be important factors in a current associate's decision to leave us as well as in a prospective associate's decision to join us. As competition for skilled professionals remains intense, we may have to devote significant resources to attract and retain qualified personnel, which could negatively impact earnings.

The cost of recruiting and retaining skilled professionals in the financial services industry has escalated considerably. Financial industry employers are increasingly offering guaranteed contracts, upfront payments, and increased compensation. These can be important factors in a current associate's decision to leave us as well as in a prospective associate's decision to join us. As competition for skilled professionals in the industry remains intense, we may have to devote significant resources to attract and retain qualified personnel. In particular, our financial results may be adversely affected by the costs we incur in connection with any upfront loans or other incentives we may offer to newly recruited financial advisors and other key personnel.

To the extent we have compensation targets, we may not be able to retain our associates, which could result in increased recruiting expense or result in our recruiting additional associates at compensation levels that are not within our target range. In particular, our financial results may be adversely affected by the costs we incur in connection with any upfront loans or other incentives we may offer to newly recruited financial advisors and other key personnel. If we were to lose the services of any of our investment bankers, senior equity research, sales and trading professionals, asset managers, or executive officers to a competitor or otherwise, we may not be able to retain valuable relationships and some of our clients could choose to use the services of a competitor instead of our services. If we are unable to retain our senior professionals or recruit additional professionals, our reputation, business, results of operations, and financial condition will be adversely affected. Further, new business initiatives and efforts to expand existing businesses generally require that we incur compensation and benefits expense before generating additional revenues.

Moreover, companies in our industry whose employees accept positions with competitors frequently claim that those competitors have engaged in unfair hiring practices. We have been subject to several such claims and may be subject to additional claims in the future as we seek to hire qualified personnel, some of whom may work for our competitors. Some of these claims may result in material litigation. We could incur substantial costs in defending against these claims, regardless of their merits. Such claims could also discourage potential employees who work for our competitors from joining us. Certain of

our competitors have withdrawn from the Protocol for Broker Recruiting ("Protocol"), a voluntary agreement among over 1,800 firms that governs, among other things, the client information that financial advisors may take with them when they affiliate with a new firm. The ability to bring such customer data to a new broker-dealer generally means that the financial advisor is better able to move client account balances to his or her new firm. It is possible that other competitors will similarly withdraw from the Protocol. If the broker-dealers from whom we recruit new financial advisors prevent, or significantly limit, the transfer of client data, our recruiting efforts may be adversely affected and we could continue to experience claims against us relating to our recruiting efforts.

Our business depends on fees earned from the management of client accounts and asset management fees. We have grown our asset management business in recent years, which has increased the risks associated with this business relative to our overall operations. The asset management fees we are paid are dependent upon the value of client assets in fee-based accounts in our Private Client Group segment, as well as assets under management ("AUM") in our asset management business. The value of our fee-based assets and AUM is impacted by market fluctuations and inflows or outflows of assets. As a result of a shift by our Private Client Group clients to fee-based accounts from traditional transaction-based accounts, a larger portion of our client assets are more directly impacted by market movements. Therefore, in periods of declining market values, the values of fee-based accounts and AUM may resultantly decline, which would negatively impact our revenues. In addition, below-market investment performance by our funds, portfolio managers, or financial advisors could result in reputational damage that might cause outflows or make it more difficult to attract new investors into our asset management products and thus further impact our business and financial condition.

Our asset management fees may also decline over time due to factors such as increased competition and the renegotiation of contracts. In addition, the market environment in recent years has resulted in a shift to passive investment products, which generate lower fees than actively managed products. A continued trend toward passive investments or changes in market values or in the fee structure of asset management accounts would affect our revenues, business, and financial condition.

Our underwriting, market-making, trading, and other business activities place our capital at risk. We may incur losses and be subject to reputational harm to the extent that, for any reason, we are unable to sell securities we have underwritten at the anticipated price levels. As an underwriter, we also are subject to heightened standards regarding liability for material misstatements or omissions in prospectuses and other offering documents relating to offerings in which we are involved. While it is not typical, from time to time and as part of our underwriting processes, we may carry significant positions in securities of a single issuer or issuers engaged in a specific industry. Sudden changes in the value of these positions could impact our financial results.

As a market-maker, we may own positions in specific securities, and these undiversified holdings concentrate the risk of market fluctuations and may result in greater losses than would be the case if our holdings were more diversified. Despite risk mitigation policies, we may incur losses as a result of positions we hold in connection with our market-making.

We have made, and to the limited extent permitted by applicable regulations, may continue to make principal investments in private equity funds and other illiquid investments; however, our current focus is on the divestiture of our existing portfolio. We may be unable to realize our investment objectives if we cannot sell or otherwise dispose of our interests at attractive prices or complete a desirable exit strategy. In particular, these risks could arise from changes in the financial condition or prospects of the portfolio companies in which investments are made, changes in economic conditions or changes in laws, regulations, fiscal policies or political conditions. It could take a substantial period of time to identify attractive investment opportunities and then to realize the cash value of such investments. In addition, even if a private equity investment proves to be profitable, it may be several years or longer before any profits can be realized in cash.

The soundness of other financial institutions and intermediaries affects us. We face the risk of operational failure, termination, or capacity constraints of any of the clearing agents, exchanges, clearing houses, or other financial intermediaries that we use to facilitate our securities transactions. As a result of regulatory changes and the consolidation over the years among clearing agents, exchanges, and clearing houses, our exposure to certain financial intermediaries has increased and could affect our ability to find adequate and cost-effective alternatives should the need arise. Any failure, termination, or constraint of these intermediaries could adversely affect our ability to execute transactions, service our clients, and manage our exposure to risk.

Our ability to engage in routine trading and funding transactions could be affected adversely by the actions and commercial soundness of other financial institutions. Financial services institutions are interrelated as a result of trading, clearing, funding, counterparty, or other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. Defaults by, or even rumors or questions about the financial condition of, one or more financial services institutions, or the financial services industry generally, have historically led to market-wide liquidity problems and could lead to losses or defaults by us or by other institutions. Many of these transactions expose us to credit risk in the event of default of our counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due us. Losses arising in connection with counterparty defaults may have a material adverse effect on our results of operations.

We continue to experience pricing pressures in areas of our business, which may impair our future revenue and profitability. We continue to experience pricing pressures on trading margins and commissions in fixed income and equity trading. In the fixed income market, regulatory requirements have resulted in greater price transparency, leading to price competition and decreased trading margins. In the equity market, we experience pricing pressure from institutional clients to reduce commissions, partially due to the industry trend toward the separate payment for research and execution services. Our trading margins have been further compressed by the use of electronic and direct market access trading, which has created additional competitive pressure. We believe that price competition and pricing pressures in these and other areas will continue as institutional investors continue to reduce the amounts they are willing to pay, including by reducing the number of brokerage firms they use, and some of our competitors seek to obtain market share by reducing fees, commissions, or margins.

The growth of our bank subsidiaries may expose us to increased credit risk, operational risk, regulatory risk, and sensitivity to market interest rates along with increased regulation, examinations, and supervision by regulators. We have experienced growth in the loan portfolio and the investment portfolio, which includes available-for-sale and held-to-maturity securities, of Stifel Bancorp, which is funded by affiliated customer deposits. Although our stock-secured loans are collateralized by assets held in our clients' brokerage accounts, we are exposed to some credit and operational risk associated with these loans. With the increase in deposits and resulting liquidity, we have been able to expand our investment portfolio. In addition, Stifel Bancorp has significantly grown its mortgage and commercial lending businesses. Although we believe we have conservative underwriting policies in place, there are inherent risks associated with the mortgage banking business.

As a result of the high percentage of our assets and liabilities that are in the form of interest-bearing or interest-related instruments, we are more sensitive to changes in interest rates, in the shape of the yield curve, or in relative spreads between market interest rates.

The monetary, tax, and other policies of the government and its agencies, including the Federal Reserve, have a significant impact on interest rates and overall financial market performance. An important function of the Federal Reserve is to regulate the national supply of bank credit and market interest rates. The actions of the Fed influence the rates of interest that we charge on loans and that we pay on borrowings and interest-bearing deposits, which may also affect the value of our on-balance sheet and off-balance sheet financial instruments. We cannot predict the nature or timing of future changes in monetary, tax, and other policies or the effect that they may have on our activities and results of operations.

In addition, our bank subsidiaries are heavily regulated at the state and federal level. This regulation is to protect depositors, federal deposit insurance funds, consumers, and the banking system as a whole, but not our shareholders. Federal and state regulations can significantly restrict our businesses, and we are subject to various regulatory actions, which could include fines, penalties, or other sanctions for violations of laws and regulatory rules if we are ultimately found to be out of compliance.

We face intense competition. We are engaged in intensely competitive businesses. We compete on the basis of a number of factors, including the quality of our financial advisors and associates, our products and services, pricing (such as execution pricing and fee levels), location, and reputation in relevant markets. Over time, there has been substantial consolidation and convergence among companies in the financial services industry, which has significantly increased the capital base and geographic reach of our competitors. See the section titled "Competition" of Item 1 of this Form 10-K for additional information about our competitors.

We compete directly with national full-service broker-dealers, investment banking firms, and commercial banks, and to a lesser extent, with discount brokers and dealers and investment advisers. In addition, we face competition from more recent entrants into the market and increased use of alternative sales channels by other firms. We also compete indirectly for investment assets with insurance companies, real estate firms, and hedge funds, among others. This competition could cause our business to suffer.

To remain competitive, our future success also depends, in part, on our ability to develop and enhance our products and services. The inability to develop new products and services, or enhance existing offerings, could have a material adverse effect on our profitability. In addition, we may incur substantial expenditures to keep pace with the constant changes and enhancements being made in technology.

We are exposed to operational risk. Our diverse operations expose us to risk of loss resulting from inadequate or failed internal processes, people, and systems external events, including technological or connectivity failures either at the exchanges in which we do business or between our data centers, operations processing sites, or our branches. Our businesses depend on our ability to process and monitor, on a daily basis, a large number of complex transactions across numerous and diverse markets. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses. Our financial, accounting, data processing, or other operating systems and facilities may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, adversely affecting our ability to process these transactions or provide these services. Operational risk exists in every activity, function, or unit of our business, and can take the form of internal or external fraud, employment and hiring practices, an error in meeting a professional obligation, or failure to meet corporate fiduciary standards. Operational risk also exists in the event of business disruption, system failures, or failed transaction processing. Third parties with which we do business could also be a source of operational risk, including with respect to breakdowns or failures of the systems or misconduct by the employees of such parties. In addition, as we change processes or introduce new products and services, we may not fully appreciate or identify new operational risks that may arise from such changes. Increasing use of automated technology has the potential to amplify risks from manual or system processing errors, including outsourced operations.

Our business contingency plan in place is intended to ensure we have the ability to recover our critical business functions and supporting assets, including staff and technology, in the event of a business interruption. Despite the diligence we have applied to the development and testing of our plans, due to unforeseen factors, our ability to conduct business may, in any case, be adversely affected by a disruption involving physical site access, catastrophic events, including weather-related events, events involving electrical, environmental, or communications malfunctions, as well as events impacting services provided by others that we rely upon which could impact our associates or third parties with whom we conduct business.

See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K for additional information regarding our exposure to and approaches to managing operational risk.

A continued interruption to our telecommunications or data processing systems, or the failure to effectively update the technology we utilize, could be materially adverse to our business. Our businesses rely extensively on data processing and communications systems. In addition to better serving clients, the effective use of technology increases efficiency and enables us to reduce costs. Adapting or developing our technology systems to meet new regulatory requirements, client needs, and competitive demands is critical for our business. Introduction of new technology presents challenges on a regular basis. There are significant technical and financial costs and risks in the development of new or enhanced applications, including the risk that we might be unable to effectively use new technologies or adapt our applications to emerging industry standards.

Our continued success depends, in part, upon our ability to: (i) successfully maintain and upgrade the capability of our technology systems on a regular basis; (ii) maintain the quality of the information contained in our data processing and communications systems; (iii) address the needs of our clients by using technology to provide products and services that satisfy their demands; and (iv) retain skilled information technology associates. Failure of our technology systems, which could result from events beyond our control, including a systems malfunction or cyber attack, or an inability to effectively upgrade those systems or implement new technology-driven products or services, could result in financial losses, liability to clients, violations of applicable privacy and other applicable laws, and regulatory sanctions. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Management" in this Form 10-K for additional information regarding our exposure to and approaches for managing operational risks.

Any cyber attack or other security breach of our technology systems, or those of our clients or other third-party vendors we rely on, could subject us to significant liability and harm our reputation. Our operations rely heavily on the secure processing, storage, and transmission of sensitive and confidential financial, personal, and other information in our computer systems and networks. There have been several highly publicized cases involving financial services companies reporting the unauthorized disclosure of client or other confidential information in recent years, as well as cyber attacks involving the theft, dissemination, and destruction of corporate information or other assets, in some cases as a result of failure to follow procedures by employees or contractors or as a result of actions by third parties. Like other financial services firms, we experience malicious cyber activity directed at our computer systems, software, networks, and its users on a daily basis. This malicious activity includes attempts at unauthorized access, implantation of computer viruses or malware, and denial-of-service attacks. We also experience large volumes of phishing and other forms of social engineering attempted for the purpose of perpetrating fraud against our company, our associates, our advisors, or our clients. We seek to continuously monitor for and nimbly react to any and all such activity, and we develop our systems to protect the confidentiality, integrity, and availability of our data and technology infrastructure.

Cyber attacks can originate from a variety of sources, including third parties affiliated with foreign governments, organized crime, or terrorist organizations. Third parties may also attempt to place individuals within our company or induce associates, clients, or other users of our systems to disclose sensitive information or provide access to our data, and these types of risks may be difficult to detect or prevent. Although cybersecurity incidents among financial services firms are on the rise, we have not experienced any material losses relating to cyber attacks or other information security breaches. However, the techniques used in these attacks are increasingly sophisticated, change frequently and are often not recognized until launched. Although we seek to maintain a robust suite of authentication and layered information security controls, including our cyber threat analytics, data encryption and tokenization technologies, anti-malware defenses and vulnerability management program, any one or combination of these controls could fail to detect, mitigate or remediate these risks in a timely manner. Despite our implementation of protective measures and endeavoring to modify them as circumstances warrant, our computer systems, software and networks may be vulnerable to human error, natural disasters, power loss, spam attacks, unauthorized access, distributed denial of service attacks, computer viruses and other malicious code, and other events that could result in significant liability and damage to our reputation, and have an ongoing impact on the security and stability of our operations.

We also rely on numerous third party service providers to conduct other aspects of our business operations, and we face similar risks relating to them. While we regularly conduct security assessments on these third party vendors, we cannot be certain that their information security protocols are sufficient to withstand a cyber attack or other security breach. In addition, in order to access our products and services, our customers may use computers and other devices that are beyond our security control systems.

Notwithstanding the precautions we take, if a cyber attack or other information security breach were to occur, this could jeopardize the information we confidentially maintain, or otherwise cause interruptions in our operations or those of our clients and counterparties, exposing us to liability. As attempted attacks continue to evolve in scope and sophistication, we may be required to expend substantial additional resources to modify or enhance our protective measures, to investigate and remediate vulnerabilities or other exposures or to communicate about cyber attacks to our customers. Though we have insurance against some cyber risks and attacks, we may be subject to litigation and financial losses that exceed our policy limits or are not covered under any of our current insurance policies. A technological breakdown could also interfere with our ability to comply with financial reporting and other regulatory requirements, exposing us to potential disciplinary action by regulators. Additionally, the SEC has issued guidance stating that, as a public company, we are expected to have controls and procedures that relate to cybersecurity disclosure, and are required to disclose information relating to certain cyber attacks or other information security breaches in disclosures required to be made under the

federal securities laws. Further, successful cyber attacks at other large financial institutions or other market participants, whether or not we are affected, could lead to a general loss of customer confidence in financial institutions that could negatively affect us, including harming the market perception of the effectiveness of our security measures or the financial system in general, which could result in reduced use of our financial products and services.

Further, in light of the high volume of transactions we process, the large number of our clients, partners and counterparties, and the increasing sophistication of malicious actors, a cyber attack could occur and persist for an extended period of time without detection. We expect that any investigation of a cyber attack would take substantial amounts of time, and that there may be extensive delays before we obtain full and reliable information. During such time we would not necessarily know the extent of the harm or how best to remediate it, and certain errors or actions could be repeated or compounded before they are discovered and remediated, all of which would further increase the costs and consequences of such an attack.

We may also be subject to liability under various data protection laws. In providing services to clients, we manage, utilize, and store sensitive or confidential client or associate data, including personal data. As a result, we are subject to numerous laws and regulations designed to protect this information, such as U.S. federal, state, and international laws governing the protection of personally identifiable information. These laws and regulations are increasing in complexity and number. If any person, including any of our associates, negligently disregards or intentionally breaches our established controls with respect to client or associate data, or otherwise mismanages or misappropriates such data, we could be subject to significant monetary damages, regulatory enforcement actions, fines, and/or criminal prosecution. In addition, unauthorized disclosure of sensitive or confidential client or associate data, whether through system failure, associate negligence, fraud, or misappropriation, could damage our reputation and cause us to lose clients and related revenue. Potential liability in the event of a security breach of client data could be significant. Depending on the circumstances giving rise to the breach, this liability may not be subject to a contractual limit or an exclusion of consequential or indirect damages.

See Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K for additional information regarding our exposure to and approaches to managing these types of operational risk.

The preparation of the consolidated financial statements requires the use of estimates that may vary from actual results, and new accounting standards could adversely affect future reported results. The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions may require management to make difficult, and subjective, judgments. One of our most critical estimates is Stifel Bancorp's allowance for loan losses. At any given point in time, conditions in real estate and credit markets may increase the complexity and uncertainty involved in estimating the losses inherent in Stifel Bancorp's loan portfolio. If management's underlying assumptions and judgments prove to be inaccurate, the allowance for loan losses could be insufficient to cover actual losses. Our financial condition, including our liquidity and capital, and results of operations could be materially and adversely impacted.

Our financial instruments, including certain trading assets and liabilities, available-for-sale securities, investments, and certain loans, among other items, require management to make a determination of their fair value in order to prepare our consolidated financial statements. Where quoted market prices are not available, we may make fair value determinations based on internally developed models or other means, which ultimately rely to some degree on our subjective judgment. Some of these instruments and other assets and liabilities may have no directly observable inputs, making their valuation particularly subjective, and consequently, based on estimation and judgment. In addition, sudden illiquidity in markets or declines in prices of certain securities may make it more difficult to value certain items, which may lead to the possibility that such valuations will be subject to further change or adjustment, as well as declines in our earnings in subsequent periods.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. The Financial Accounting Standards Board (the "FASB") and the SEC have at times revised the financial accounting and reporting standards that govern the preparation of our financial statements. In addition, accounting standard setters and those who interpret the accounting standards may change or even reverse their previous interpretations or positions on how these standards should be applied. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in our restating prior period financial statements.

The FASB has issued several new accounting standards in recent years, including on the topics of credit losses and leases, and the federal banking regulators have released implementation guidance and proposed implementation rules for some of these new standards. In particular, the new credit losses standard will replace multiple existing impairment models, including the replacement of the "incurred loss" model for loans with an "expected loss" model. The adoption of the new credit losses standard will not have a material impact on our consolidated financial statements. We are evaluating the potential impact that the proposed regulatory implementation rules will have on our regulatory capital.

For a further discussion of some of our significant accounting estimates, policies, and standards, see Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Estimates" and Note 2 of the Notes to Consolidated Financial Statements in this Form 10-K.

Our risk management and conflict of interest policies and procedures may leave us exposed to unidentified or unanticipated risk. We seek to manage, monitor, and control our market, credit, operational, liquidity, and legal and regulatory compliance risk, through operational and compliance reporting systems, internal controls, management review processes, and other mechanisms; however, there can be no assurance that our procedures will be effective. While we use limits and other risk mitigation techniques, those techniques and the judgments that accompany their application cannot always anticipate unforeseen economic and financial outcomes or the specifics and timing of such outcomes. Our risk management methods may not predict future risk exposures effectively. In addition, some of our risk management methods are based on an evaluation of information regarding markets, clients and other matters that are based on assumptions that may no longer be accurate or may have limited predictive value. A failure to manage our growth adequately, including growth in the products or services we offer, or to manage our risk effectively, could materially and adversely affect our business and financial condition.

Financial services firms are subject to numerous actual or perceived conflicts of interest, which are routinely examined by U.S. federal and state regulators and SROs such as FINRA. Our risk management processes include addressing potential conflicts of interest that arise in our business. Management of potential conflicts of interest has become increasingly complex as we expand our business activities. A perceived or actual failure to address conflicts of interest adequately could affect our reputation, the willingness of clients to transact business with us or give rise to litigation or regulatory actions. Therefore, there can be no assurance that conflicts of interest will not arise in the future that could cause result in material harm to our business and financial condition.

For more information on how we monitor and manage market and certain other risks, see Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K.

Associate misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and subject us to significant legal liability and reputational harm. There is a risk that our associates could engage in misconduct that adversely affects our business. For example, our banking business often requires that we deal with confidential matters of great significance to our clients. Our associates interact with clients, customers, and counterparties on an ongoing basis. All associates are expected to exhibit the behaviors and ethics that are reflected in our framework of principles, policies, and technology to protect both our own information as well as that of our clients. It is not possible to deter or prevent every instance of associate misconduct, and the precautions we take to prevent and detect this activity will likely not be effective in all cases. If our associates improperly use or disclose confidential information provided by our clients, we could be subject to future regulatory sanctions and suffer serious harm to our reputation, financial position, current client relationships, and ability to attract future clients. We are also subject to a number of obligations and standards arising from our asset management business and our authority over our assets under management. In addition, our financial advisors may act in a fiduciary capacity, providing financial planning, investment advice, and discretionary asset management. The violation of these obligations and standards by any of our associates would adversely affect our clients and us. It is not always possible to deter associate misconduct,

and the precautions we take to detect and prevent this activity may not be effective. If our associates engage in misconduct, our business would be adversely affected.

A significant decline in our domestic client cash balances could negatively impact our net revenues and/or our ability to fund Stifel Bancorp's growth. We rely heavily on bank deposits as a low-cost source of funding for Stifel Bancorp to extend loans to clients and purchase investment securities. Our bank deposits are primarily driven by our multi-bank sweep program in which clients' cash deposits in their brokerage accounts are swept into FDIC-insured interest-bearing accounts at our bank subsidiaries and various third-party banks. A significant reduction in our domestic clients' cash balances, a change in the allocation of that cash between our bank subsidiaries and third-party banks, or a transfer of cash away from our company, could significantly impact our ability to continue growing interest-earning assets and/or require us to use higher-cost deposit sources to grow interest-earning assets.

Growth of our business could increase costs and regulatory and integration risks. We continue to grow, including through acquisitions and through our recruiting efforts. Integrating acquired businesses, providing a platform for new businesses, and partnering with other firms involve risks and present financial, managerial, and operational challenges. We may incur significant expense in connection with expanding our existing businesses, recruiting financial advisors, or making strategic acquisitions or investments. Our overall profitability would be negatively affected if investments and expenses associated with such growth are not matched or exceeded by the revenues derived from such investments or growth.

Expansion may also create a need for additional compliance, documentation, risk management, and internal control procedures, and often involves hiring additional personnel to address these procedures. To the extent such procedures are not adequate or not adhered to with respect to our expanded business or any new business, we could be exposed to a material loss or regulatory sanction.

Moreover, to the extent we pursue acquisitions, we may be unable to complete such acquisitions on acceptable terms. We may be unable to integrate any acquired business into our existing business successfully. Difficulties we may encounter in integrating an acquired business could have an adverse effect on our business, financial condition, and results of operations. In addition, we may need to raise capital or borrow funds in order to finance an acquisition, which could result in dilution or increased leverage. We may not be able to obtain financing on favorable terms or perhaps at all.

We are subject to risks relating to environmental, social, and governance ("ESG") matters that could adversely affect our reputation, business, financial condition, and results of operations. We are subject to a variety of risks, including reputational risk, associated with ESG issues. The public holds diverse and often conflicting views on ESG topics. As a large financial institution, we have multiple stakeholders, including our shareholders, clients, associates, federal and state regulatory authorities, and the communities in which we operate, and these stakeholders will often have differing priorities and expectations regarding ESG issues. If we take action in conflict with one or another of those stakeholders' expectations, we could experience an increase in client complaints, a loss of business, or reputational harm. We could also face negative publicity or reputational harm based on the identity of those with whom we choose to do business. Any adverse publicity in connection with ESG issues could damage our reputation, as well as our ability to attract and retain clients and associates, compete effectively, and grow our business.

In addition, proxy advisory firms and certain institutional investors who manage investments in public companies are increasingly integrating ESG factors into their investment analysis. The consideration of ESG factors in making investment and voting decisions is relatively new. Accordingly, the frameworks and methods for assessing ESG policies are not fully developed, vary considerably among the investment community, and will likely continue to evolve over time. Moreover, the subjective nature of methods used by various stakeholders to assess a company with respect to ESG criteria could result in erroneous perceptions or a misrepresentation of our actual ESG policies and practices. Organizations that provide ratings information to investors on ESG matters may also assign unfavorable ratings to our company. Certain of our clients might also require that we implement additional ESG procedures or standards in order to continue to do business with them. If we fail to comply with specific ESG-related investor or client expectations and standards, or to provide the disclosure relating to ESG issues that any third parties may believe is necessary or appropriate (regardless of whether there is a legal requirement to do so), our reputation, business, financial condition, and/or results of operations, as well as the price of our common and preferred stock could be negatively impacted.

LEGAL AND REGULATORY RISKS

Financial services firms are highly regulated, and the increased regulatory scrutiny over the last several years may increase the risk of financial liability and reputational harm resulting from adverse regulatory actions. Over the last several years, financial services firms have been operating in an evolving regulatory environment. The industry has experienced an extended period of significant change in laws and regulations governing the financial services industry, as well as increased scrutiny from various regulators, including the SEC, the Fed, the OCC, and the CFPB, in addition to stock exchanges, FINRA, and state attorneys general. Currently, the SEC has proposed or adopted a number of new rules after significantly abbreviated periods for public comments, and these new or proposed rules involve sweeping changes that could require significant shifts in industry operations and practices, thereby increasing uncertainty for markets and investors. Penalties and fines imposed by regulatory and other governmental authorities have also been substantial and growing in recent years. We may be adversely affected by the adoption of new rules and by changes in the interpretation or enforcement of existing laws, rules, and regulations.

Existing and new laws and regulations could negatively affect our revenue, limit our ability to pursue business opportunities, impact the value of our assets, require us to alter our business practices, impose additional compliance costs, and otherwise adversely affect our businesses.

Additionally, our international business operations are subject to laws, regulations, and standards in the countries in which we operate. In many cases, our activities have been and may continue to be subject to overlapping and divergent regulation in different jurisdictions. As our international operations continue to grow, we may need to comply with additional laws, rules, and regulations which could require us to alter our business practices and/or result in additional compliance costs. Any violations of these laws, regulations, or standards could subject us to a range of potential regulatory events or outcomes that could have a material adverse effect on our business, financial condition, and prospects, including potential adverse impacts on continued operations in the relevant international jurisdiction.

There is also increased regulatory scrutiny (and related compliance costs) as we continue to grow and surpass certain consolidated asset thresholds established under the Dodd-Frank Act, which have the effect of imposing enhanced standards and requirements on larger institutions. These include, but are not limited to, our bank subsidiaries' oversight by the CFPB. Any action taken by the CFPB could result in requirements to alter or cease offering affected products and services, make such products and services less attractive, impose additional compliance measures, or result in fines, penalties, or required remediation.

We are also required to comply with the Volcker Rule's provisions. Although we have not historically engaged in significant levels of proprietary trading, due to our underwriting and market-making activities and our investments in covered funds, we have experienced and expect to continue to experience increased operational and compliance costs and changes to our private equity investments. Any changes to regulations or changes to the supervisory approach may also result in increased compliance costs to the extent we are required to modify our existing compliance policies, procedures and practices.

Broker-dealers and investment advisers are subject to regulations covering all aspects of the securities business, including, but not limited to: sales and trading methods; trade practices among broker-dealers; use and safekeeping of clients' funds and securities; capital structure of securities firms; anti-money laundering efforts; recordkeeping; and the conduct of directors, officers and employees. Any violation of these laws or regulations could subject us to the following events, any of which could have a material adverse effect on our business, financial condition and prospects: civil and criminal liability; sanctions, which could include the revocation of our subsidiaries' registrations as investment advisers or broker-dealers; the revocation of the licenses of our financial advisors; censures; fines; or a temporary suspension or permanent bar from conducting business.

Regulatory actions brought against us may result in judgments, settlements, fines, penalties, or other results, any of which could have a material adverse effect on our business, financial condition, or results of operations. There is no assurance that regulators will be satisfied with the policies and procedures implemented by our company and its subsidiaries. In addition, from time to time, the Company and its affiliates may become subject to additional findings with respect to supervisory, compliance, or other regulatory deficiencies, which could subject us to additional liability, including penalties, and restrictions on our business activities. Among other things, these restrictions could limit our ability to make investments, complete acquisitions, expand into new business lines, pay dividends, and/or engage in share repurchases. See Item 1, "Regulation," of this report for additional information regarding our regulatory environment and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Risk Management," in this report regarding our approaches to managing regulatory risk.

We are exposed to risks of legal proceedings, which may result in significant losses to us that we cannot recover. Claimants in these proceedings may be customers, associates, or regulatory agencies, among others, seeking damages for mistakes, errors, negligence, or acts of fraud by our associates. Many aspects of our business involve substantial risk of liability, arising in the normal course of business. Participants in the financial services industry face an increasing amount of litigation and arbitration proceedings. Dissatisfied clients regularly make claims against broker-dealers and their employees for, among others, negligence, fraud, unauthorized trading, suitability, churning, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by financial advisors or traders, improper recruiting activity, and failures in the processing of securities transactions. The risks associated with potential litigation often may be difficult to assess or quantify, and the existence and magnitude of potential claims often remain unknown for substantial periods of time.

These types of claims expose us to the risk of significant loss. Acts of fraud are difficult to detect and deter, and while we believe our supervisory procedures are reasonably designed to detect and prevent violations of applicable laws, rules, and regulations, we cannot assure investors that our risk management procedures and controls will prevent losses from fraudulent activity. In our role as underwriter and selling agent, we may be liable if there are material misstatements or omissions of material information in prospectuses and other communications regarding underwritten offerings of securities. At any point in time, the aggregate amount of existing claims against us could be material. While we do not expect the outcome of any existing claims against us to have a material adverse impact on our business, financial condition, or results of operations, we cannot assure you that these types of proceedings will not materially and adversely affect our company. We do not carry insurance that would cover payments regarding these liabilities, except for insurance against certain fraudulent acts of our associates. In addition, our bylaws provide for the indemnification of our officers, directors, and associates to the maximum extent permitted under Delaware law. In the future, we may be the subject of indemnification assertions under these documents by our officers, directors, or associates who have or may become defendants in litigation. These claims for indemnification may subject us to substantial risks of potential liability.

In challenging market conditions, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions has historically increased. Litigation risks include potential liability under securities laws or other laws for alleged materially false or misleading statements made in connection with securities offerings and other transactions, issues related to the suitability of our investment advice based on our clients' investment objectives (including auction rate securities), the inability to sell or redeem securities in a timely manner during adverse market conditions, contractual issues, employment claims, and potential liability for other advice we provide to participants in strategic transactions. Substantial legal liability could have a material adverse financial impact or cause us significant reputational harm, which, in turn, could seriously harm our business and future business prospects.

In addition to the foregoing financial costs and risks associated with potential liability, the costs of defending individual litigation and claims continue to increase over time. The amount of outside attorneys' fees incurred in connection with the defense of litigation and claims could be substantial and might materially and adversely affect our results of operations.

See Item 3, "Legal Proceedings," in this Form 10-K for a discussion of our legal matters and Item 7A, "Quantitative and Qualitative Disclosures About Market Risk," in this Form 10-K for a discussion regarding our approach to managing legal risk.

The Basel III regulatory capital standards impose additional capital and other requirements on us that could decrease our profitability. The Fed, the OCC, and the FDIC have implemented the global regulatory capital reforms of Basel III and certain changes required by the Dodd-Frank Act. The U.S. Basel III Rules increase the quantity and quality of regulatory capital, establish a capital conservation buffer, and make selected changes to the calculation of risk-weighted assets. We are subject to the requirements under the U.S. Basel III Rules, subject to a phase-in period for several of its provisions, including the new minimum capital ratio requirements, the capital conservation buffer, and the regulatory capital adjustments and deductions. The increased capital requirements stipulated under the U.S. Basel III Rules could restrict our ability to grow during favorable market conditions or require us to raise additional capital. As a result, our business, results of operations, financial condition, and prospects could be adversely affected.

Failure to comply with regulatory capital requirements primarily applicable to our company, our bank subsidiaries, or our broker-dealer subsidiaries would significantly harm our business. Our company and it bank subsidiaries are subject to various regulatory and capital requirements administered by various federal regulators in the U.S. and, accordingly, must meet specific capital guidelines that involve quantitative measures of our company's and our bank subsidiaries' assets, liabilities, and certain off-balance sheet items as calculated under regulatory guidelines. The capital amounts and classifications for both our company and its bank subsidiaries are also subject to qualitative judgments by U.S. federal regulators based on components of our capital, risk weightings of assets, off-balance sheet transactions, and other factors. Quantitative measures established by regulation to ensure capital adequacy require our company and its bank subsidiaries to maintain minimum amounts and ratios of Common Equity Tier 1, Tier 1, and Total capital to risk-weighted assets, Tier 1 capital to average assets, and capital conservation buffers (as defined in the regulations). Failure to meet minimum capital requirements can trigger certain mandatory (and potentially additional discretionary) actions by regulators that, if undertaken, could harm either our company or our bank subsidiaries' operations and financial condition.

We are subject to the SEC's uniform net capital rule (Rule 15c3-1) and FINRA's net capital rule, which may limit our ability to make withdrawals of capital from our broker-dealer subsidiaries. The uniform net capital rule sets the minimum level of net capital that a broker-dealer must maintain and also requires that a portion of its assets be relatively liquid. FINRA may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital falls below certain thresholds. In addition, our Canada-based broker-dealer subsidiary is subject to similar limitations under applicable regulation in that jurisdiction by IIROC. Regulatory capital requirements applicable to some of our significant subsidiaries may impede access to funds our company needs to make payments on any such obligations.

See Note 19 of the Notes to Consolidated Financial Statements of this Form 10-K for further information on regulations and capital requirements.

Changes in requirements relating to the standard of conduct for broker-dealers applicable under federal and state laws have increased, and may continue to increase, our costs. The SEC's Regulation Best Interest requires, among other things, a broker-dealer to act in the best interest of a retail client when making a recommendation to that client of any securities transaction or investment strategy involving securities. The regulation imposes heightened standards on broker-dealers, and we have incurred substantial costs in order to review and modify our policies and procedures, including associated supervisory and compliance controls. We anticipate that we will continue to incur costs in the future to comply with the standard.

In addition to the SEC, various states have adopted, or are considering adopting, laws and regulations seeking to impose new standards of conduct on broker-dealers that, as written, differ from the SEC's new regulations and may lead to additional implementation costs. Implementation of the new SEC regulations, as well as any new state rules that are adopted addressing similar matters, has resulted in (and may continue to result in) increased costs related to compliance, legal, operations, and information technology.

The DOL has also reinstated the historical "five-part test" for determining who is an investment advice "fiduciary" when dealing with certain retirement plans and accounts and promulgated a new exemption that enables investment advice fiduciaries to receive transaction-based compensation and engage in certain otherwise prohibited transactions, subject to compliance with the exemption's requirements. In addition, the DOL is expected to amend the five-part test by the end of 2023 so that the fiduciary standard would apply to a broader range of client relationships. Imposing such a new standard of care on additional client relationships could lead to incremental costs for our business.

Numerous regulatory changes and enhanced regulatory and enforcement activity relating to the asset management business may increase our

compliance and legal costs and otherwise adversely affect our business. Investment management businesses have been affected by a number of highly publicized regulatory matters, which have resulted in increased scrutiny within the industry and new rules and regulations for mutual funds, investment advisers, and broker-dealers. As broker-dealers review and potentially make changes to the availability of mutual funds and mutual fund share classes available on their distribution platforms, such changes could affect our profitability.

Asset management businesses have experienced a number of highly publicized regulatory inquiries, which have resulted in increased scrutiny within the industry and new rules and regulations for mutual funds, investment advisers, and broker-dealers. As some of our wholly owned subsidiaries are registered as investment advisers with the SEC, increased regulatory scrutiny and rule-making initiatives may result in additional operational and compliance costs or the assessment of significant fines or penalties against our asset management business, and may otherwise limit our ability to engage in certain activities. It is not possible to determine the extent of the impact of any new laws, regulations or initiatives that have been or may be proposed, or whether any of the proposals will become law. Conformance with any new laws or regulations could make compliance more difficult and expensive and affect the manner in which we conduct business, including our product and service offerings.

In addition, U.S. and foreign governments have taken regulatory actions impacting the investment management industry, and may continue to do so, including expanding current (or enacting new) standards, requirements, and rules that may be applicable to us and our subsidiaries. For example, several states and municipalities in the U.S. have adopted "pay-to-play" rules, which could limit our ability to charge advisory fees. Such "pay-to-play" rules could affect the profitability of that portion of our business.

The use of "soft dollars," where a portion of commissions paid to broker-dealers in connection with the execution of trades also pays for research and other services provided to advisors, is periodically reexamined, and may be limited or modified in the future. The research relied on in our investment management activities in the investment decision-making process is typically generated internally by our investment analysts or external research, including external research paid for with soft dollars. This external research is generally used for information gathering or verification purposes and includes broker-provided research as well as third-party provided databases and research services. If the use of soft dollars is limited, we may have to bear some of these additional costs.

New regulations regarding the management of hedge funds and the use of certain investment products, including additional recordkeeping and disclosure requirements, may impact our asset management business and result in increased costs.

As a financial holding company, our company's liquidity depends on payments from its subsidiaries, which may be subject to regulatory restrictions. We are a financial holding company and therefore depend on dividends, distributions, and other payments from our subsidiaries in order to meet our obligations, including debt service obligations. Our subsidiaries are subject to laws and regulations that restrict dividend payments or authorize regulatory bodies to prevent or reduce the flow of funds from those subsidiaries to our company. Our broker-dealers and bank subsidiaries are limited in their ability to lend or transact with affiliates and are subject to minimum regulatory capital and other requirements, as well as limitations on their ability to use funds deposited with them in brokerage or bank accounts to fund their businesses. These requirements may hinder our company's ability to access funds from its subsidiaries. We may also become subject to a prohibition or limitations on our ability to pay dividends or repurchase our common stock. The federal banking regulators, including the OCC, the Federal Reserve, and the FDIC, as well as the SEC (through FINRA) have the authority and under certain circumstances, the obligation, to limit or prohibit dividend payments and stock repurchases by the banking organizations they supervise, including our company and its bank subsidiaries. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" of this report for additional information on liquidity and how we manage our liquidity risk.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The following table sets forth the location, approximate square footage, and use of each of the principal properties used by our company during the year ended December 31, 2022. We own our executive offices in St. Louis, Missouri. We lease or sublease a majority of these properties under operating leases. Such leases expire at various times through 2036.

Location	Approximate Square Footage	Use
St. Louis, Missouri	434,000	Headquarters and administrative offices of Stifel, Global Wealth Management operations (including SIA), and Institutional Group operations
New York, New York	282,000	Global Wealth Management and Institutional Group operations
Baltimore, Maryland	97,500	Institutional Group operations and administrative offices
San Francisco, California	88,500	Global Wealth Management and Institutional Group operations

We also maintain operations in 466 leased offices in various locations throughout the United States and in certain foreign countries, primarily for our broker-dealer business. We lease 398 private client offices. In addition, Stifel Bancorp leases one location for its administrative offices and operations. Our Institutional Group segment leases 68 offices in the United States and certain foreign locations. We believe that, at the present time, the space available to us in the facilities under our current leases and co-location arrangements are suitable and adequate to meet our needs and that such facilities have sufficient productive capacity and are appropriately utilized.

Leases for the branch offices of our independent contractor firms are the responsibility of the respective independent financial advisors.

See Note 20 of the Notes to Consolidated Financial Statements for further information regarding our lease obligations.

ITEM 3. LEGAL PROCEEDINGS

Our company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against our company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or reasonably possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated financial statements with respect to these matters, the ultimate resolution of these matters will not have a material adverse impact on our financial position and results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period. For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, we believe that such losses will not have a material effect on our consolidated financial statements.

SEC Investigation of Communications Recordkeeping

The Company has been contacted by the SEC in connection with an investigation of the Company's compliance with records preservation requirements for off-channel communications relating to the broker-dealer or investment adviser business activities of the Company using personally owned communications devices and/or messaging platforms that have not been approved by the Company. At this time, based upon currently available information and review with outside counsel, the Company is not able to estimate the outcome of this matter, including the range of possible ultimate resolutions.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The closing sale price of our common stock as reported on the New York Stock Exchange on February 10, 2023, was $66.38. As of that date, our common stock was held by approximately 74,400 shareholders. The following table sets forth for the periods indicated the high and low trades for our common stock.

	2022		2021	
	High	Low	High	Low
First Quarter	$83.28	$60.35	$68.94	$47.72
Second Quarter	70.26	54.74	72.20	60.41
Third Quarter	65.39	51.73	71.16	60.80
Fourth Quarter	66.96	49.31	78.60	64.79

Cash dividends per share of common stock paid during the year are reflected below. The dividends were declared during the quarter of payment.

	Fiscal Year 2022	Fiscal Year 2021
First Quarter	$0.30	$0.15
Second Quarter	0.30	0.15
Third Quarter	0.30	0.15
Fourth Quarter	0.30	0.15

The payment of dividends on our common stock is subject to several factors, including operating results, financial requirements of our company, and the availability of funds from our subsidiaries. See Note 19 of the Notes to Consolidated Financial Statements for more information on the capital restrictions placed on our broker-dealer subsidiaries and bank subsidiaries.

Securities Authorized for Issuance Under Equity Compensation Plans

Information about securities authorized for issuance under our equity compensation plans is contained in Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Issuer Purchases of Equity Securities

There were no unregistered sales of equity securities during the quarter ended December 31, 2022. The following table sets forth information with respect to purchases made by or on behalf of Stifel Financial Corp. or any "affiliated purchaser" (as defined in Rule 10b-10(a)(3) under the Securities Exchange Act of 1934, as amended), of our common stock during the quarter ended December 31, 2022.

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans	Maximum Number of Shares That May Yet Be Purchased Under the Plan or Program
October 1-31, 2022	166,527	58.77	166,527	10,096,906
November 1-30, 2022	547,318	62.31	547,318	9,549,588
December 1-31, 2022	537,707	58.16	537,707	9,011,881
	1,251,552	60.06	1,251,552	

We have an ongoing authorization from the Board of Directors to repurchase our common stock in the open market or in negotiated transactions. At December 31, 2022, the maximum number of shares that may yet be purchased under this plan was 9.0 million.

Stock Performance Graph

Five-Year Shareholder Return Comparison

The graph below compares the cumulative stockholder return on our common stock with the cumulative total return of a Peer Group Index, the Standard & Poor's 500 Index ("S&P 500"), and the NYSE ARCA Securities Broker Dealer Index for the five-year period ended December 31, 2022. The NYSE ARCA Securities Broker Dealer Index consists of eighteen firms in the brokerage sector. The Broker-Dealer Index includes our company. We previously used a self-selected peer group based on companies with similar market capitalization or public companies in the financial services industry. Beginning in fiscal year 2022, we are using the compensation peer group disclosed in our annual meeting proxy statement as the selected peer group in order to provide consistency in peers across disclosures. The stock price information shown on the graph below is not necessarily indicative of future price performance.

The material in this report is not deemed "filed" with the SEC and is not to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filings.

The following table and graph assume that $100.00 was invested on December 31, 2017, in our common stock, the Peer Group Index, the S&P 500 Index, and the NYSE ARCA Securities Broker Dealer Index, with reinvestment of dividends.

	2018	2019	2020	2021	2022
Stifel Financial Corp.	$70	$104	$131	$185	$158
Peer Group	71	86	96	136	115
S&P 500 Index	96	126	149	192	157
NYSE ARCA Securities Broker-Dealer Index	89	109	142	184	169
Previous Peer Group	70	89	112	163	147



* Compound Annual Growth Rate

The Peer Group, which includes the following companies, is the peer group used in benchmarking fiscal year 2022 executive compensation as will be described in our 2023 definitive proxy statement.

Affiliated Managers Group Inc.	Houlihan Lokey, Inc.	Moelis & Company
Ameriprise Financial, Inc.	Invesco Ltd.	Northern Trust Corp.
Cowen Inc.	Jefferies Financial Group Inc.	Piper Sandler Companies
Evercore Inc.	Lazard Ltd.	Raymond James Financial, Inc.
Franklin Resources, Inc.	LPL Financial Holdings Inc.	T. Rowe Price Group, Inc.

The Previous Peer Group (included in the graph for comparison purposes) includes the following companies:

Stifel Financial Corp.	Raymond James Financial, Inc.
Oppenheimer Holdings, Inc.	Goldman Sachs Group, Inc.
Piper Sandler Companies	Morgan Stanley

ITEM 6. Reserved

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of our company should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K for the year ended December 31, 2022.

Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel Financial Corp. and its wholly owned subsidiaries.

Executive Summary

We operate as a financial services and bank holding company. We have built a diversified business serving private clients, institutional investors, and investment banking clients located across the country. Our principal activities are: (i) private client services, including securities transaction and financial planning services; (ii) institutional equity and fixed income sales, trading, and research, and municipal finance; (iii) investment banking services, including mergers and acquisitions, public offerings, and private placements; and (iv) retail and commercial banking, including personal and commercial lending programs.

Our core philosophy is based upon a tradition of trust, understanding, and studied advice. We attract and retain experienced professionals by fostering a culture of entrepreneurial, long-term thinking. We provide our private, institutional, and corporate clients quality, personalized service, with the theory that if we place clients' needs first, both our clients and our company will prosper. Our unwavering client and associate focus have earned us a reputation as one of the nation's leading wealth management and investment banking firms. We have grown our business both organically and through opportunistic acquisitions.

We plan to maintain our focus on revenue growth with a continued appreciation for the development of quality client relationships. Within our private client business, our efforts will be focused on recruiting experienced financial advisors with established client relationships. Within our capital markets business, our focus continues to be on providing quality client management and product diversification. In executing our growth strategy, we will continue to seek out opportunities that allow us to take advantage of the consolidation among middle-market firms, whereby allowing us to increase market share in our private client and institutional group businesses.

Stifel Financial Corp., through its wholly owned subsidiaries, is principally engaged in retail brokerage; securities trading; investment banking; investment advisory; retail, consumer, and commercial banking; and related financial services. Our major geographic area of concentration is throughout the United States, with a growing presence in the United Kingdom, Europe, and Canada. Our principal customers are individual investors, corporations, municipalities, and institutions.

Our ability to attract and retain highly skilled and productive associates is critical to the success of our business. Accordingly, compensation and benefits comprise the largest component of our expenses, and our performance is dependent upon our ability to attract, develop, and retain highly skilled associates who are motivated and committed to providing the highest quality of service and guidance to our clients.

On July 1, 2022, the Company acquired ACXIT Capital Partners, a leading independent corporate finance and financial advisory firm serving European middle-market clients and entrepreneurs.

On December 22, 2022, the Company announced it signed a definitive agreement to acquire Torreya Partners LLC, a leading independent M&A and private capital advisory firm serving the global life sciences industry.

Results for the Year Ended December 31, 2022

For the year ended December 31, 2022, net revenues decreased 7.3% to $4.4 billion compared to $4.7 billion during the comparable period in 2021. Net income available to common shareholders for the year ended December 31, 2022, decreased 20.8% to $624.9 million, or $5.32 per diluted common share, compared to $789.3 million, or $6.66 per diluted common share, in 2021. For the year ended December 31, 2022, our Global Wealth Management segment posted record net revenues and pre-tax income.

Our revenue decline for the year ended December 31, 2022, was primarily attributable to lower capital-raising, advisory, and transactional revenues, partially offset by higher net interest income and asset management revenues.

We remain well-positioned entering fiscal 2023, with nearly $390 billion of client assets under administration, strong activity levels for financial advisory recruiting, a significant interest-rate sensitive asset base at our bank subsidiaries, and a strong investment banking pipeline. However, we expect to continue to face headwinds from economic uncertainty, including that arising from inflation, supply chain complications, and uncertainty around U.S. economic policy. As a result, we may continue to experience volatility in transactional and investment banking revenues, which may negatively impact revenues in future periods. In our Global Wealth segment, we anticipate further net interest income growth despite the slower growth rate of our balance sheet. Our strong recruiting efforts will lead to further net new asset growth in our private client business. Our Institutional business is more cyclical but remains well positioned to benefit from any pick up in capital-raising activity, and we will continue to focus on increasing our relevance to our customers.

External Factors Impacting Our Business

Performance in the financial services industry in which we operate is highly correlated to the overall strength of economic conditions and financial market activity. Overall market conditions are a product of many factors, which are beyond our control and mostly unpredictable. These factors may affect the financial decisions made by investors, including their level of participation in the financial markets. In turn, these decisions may affect our business results. With respect to financial market activity, our profitability is sensitive to a variety of factors, including the demand for investment banking services as reflected by the number and size of equity and debt financings and merger and acquisition transactions, the volatility of the equity and fixed income markets, the level and shape of various yield curves, the volume and value of trading in securities, and the value of our customers' assets under management.

Our overall financial results continue to be highly and directly correlated to the direction and activity levels of the United States equity and fixed income markets. At December 31, 2022, the key indicators of the markets' performance, the NASDAQ, the S&P 500, and Dow Jones Industrial Average closed 33.1%, 19.4%, and 8.8% lower than their December 31, 2021, closing prices, respectively.

As a participant in the financial services industry, we are subject to complicated and extensive regulation of our business. The recent economic and political environment has led to legislative and regulatory initiatives, both enacted and proposed, that could substantially intensify the regulation of the financial services industry and may significantly impact us.

RESULTS OF OPERATIONS

The following table presents consolidated financial information for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change		As a Percentage of Net Revenues for the Year Ended December 31,		
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020	2022	2021	2020
Revenues:								
Commissions	$ 710,589	$ 809,500	$ 760,627	(12.2)%	6.4 %	16.2%	17.1%	20.3%
Principal transactions	529,033	581,164	588,303	(9.0)	(1.2)	12.0	12.3	15.7
Investment banking	971,485	1,565,381	952,308	(37.9)	64.4	22.1	33.0	25.4
Asset management	1,262,919	1,206,516	917,424	4.7	31.5	28.8	25.5	24.5
Interest	1,099,115	548,400	523,832	100.4	4.7	25.0	11.6	14.0
Other income	19,685	72,125	75,345	(72.7)	(4.3)	0.5	1.5	1.9
Total revenues	4,592,826	4,783,086	3,817,839	(4.0)	25.3	104.6	101.0	101.8
Interest expense	201,387	45,998	65,778	337.8	(30.1)	4.6	1.0	1.8
Net revenues	4,391,439	4,737,088	3,752,061	(7.3)	26.3	100.0	100.0	100.0
Non-interest expenses:								
Compensation and benefits	2,586,232	2,820,301	2,279,335	(8.3)	23.7	58.9	59.5	60.7
Occupancy and equipment rental	313,247	290,243	274,664	7.9	5.7	7.1	6.1	7.3
Communication and office supplies	175,135	165,490	164,736	5.8	0.5	4.0	3.5	4.4
Commissions and floor brokerage	57,752	59,681	55,960	(3.2)	6.6	1.3	1.3	1.5
Provision for credit losses	33,506	(11,502)	33,925	391.3	(133.9)	0.8	(0.2)	0.9
Other operating expenses	340,451	345,794	292,281	(1.5)	18.3	7.7	7.3	7.8
Total non-interest expenses	3,506,323	3,670,007	3,100,901	(4.5)	18.4	79.8	77.5	82.6
Income before income taxes	885,116	1,067,081	651,160	(17.1)	63.9	20.2	22.5	17.4
Provision for income taxes	222,961	242,223	147,688	(8.0)	64.0	5.1	5.1	4.0
Net income	662,155	824,858	503,472	(19.7)	63.8	15.1	17.4	13.4
Preferred dividends	37,281	35,587	27,261	4.8	30.5	0.9	0.7	0.7
Net Income available to common shareholders	$ 624,874	$ 789,271	$ 476,211	(20.8)%	65.7 %	14.2%	16.7%	12.7%

NET REVENUES

The following table presents consolidated net revenues for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change	
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Revenues:					
Commissions	$ 710,589	$ 809,500	$ 760,627	(12.2)%	6.4 %
Principal transactions	529,033	581,164	588,303	(9.0)	(1.2)
Transactional revenues	1,239,622	1,390,664	1,348,930	(10.9)	3.1
Capital raising	256,862	709,236	524,161	(63.8)	35.3
Advisory	714,623	856,145	428,147	(16.5)	100.0
Investment banking	971,485	1,565,381	952,308	(37.9)	64.4
Asset management	1,262,919	1,206,516	917,424	4.7	31.5
Net interest	897,728	502,402	458,054	78.7	9.7
Other income	19,685	72,125	75,345	(72.7)	(4.3)
Total net revenues	$4,391,439	$ 4,737,088	$3,752,061	(7.3)%	26.3 %

Year Ended December 31, 2022, Compared With Year Ended December 31, 2021

For the year ended December 31, 2022, net revenues decreased 7.3% to $4.4 billion from $4.7 billion in 2021. The decrease was primarily attributable to lower capital-raising, advisory, and transactional revenues, partially offset by higher net interest income and asset management revenues.

Commissions – Commission revenues are primarily generated from agency transactions in OTC and listed equity securities, insurance products, and options. In addition, commission revenues also include distribution fees for promoting and distributing mutual funds.

For the year ended December 31, 2022, commission revenues decreased 12.2% to $710.6 million from $809.5 million in 2021.

Principal transactions – Principal transaction revenues are gains and losses on secondary trading, principally fixed income transactional revenues.

For the year ended December 31, 2022, principal transactions revenues decreased 9.0% to $529.0 million from $581.2 million in 2021.

Transactional revenues – For the year ended December 31, 2022, transactional revenues decreased 10.9% to $1.2 billion from $1.4 billion in 2021 as a result of a decrease in client activity from significantly elevated levels a year ago. Broad macro-economic and geopolitical concerns led to volatility in global equity prices. Institutional fixed income transactional revenue was impacted by the Vining Sparks acquisition, which closed in November 2021.

Investment banking – Investment banking revenues include: (i) capital-raising revenues representing fees earned from the underwriting of debt and equity securities, and (ii) advisory fees related to corporate debt and equity offerings, municipal debt offerings, merger and acquisitions, private placements, and other investment banking advisory fees.

For the year ended December 31, 2022, investment banking revenues decreased 37.9% to $971.5 million from $1.6 billion in 2021.

Capital-raising revenues decreased 63.8% to $256.9 million for the year ended December 31, 2022, from $709.2 million in 2021. For the year ended December 31, 2022, equity capital-raising revenues decreased 76.3% to $112.7 million from $475.5 million in 2021. The decrease is primarily attributable to lower issuances in line with market volumes in an uncertain market environment. For the year ended December 31, 2022, fixed income capital-raising revenues decreased 38.3% to $144.2 million from $233.7 million in 2021 as microeconomic conditions contributed to lower bond issuances during 2022.

Advisory revenues decreased 16.5% to $714.6 million for the year ended December 31, 2022, from $856.1 million in 2021. The decrease is primarily attributable to lower levels of completed advisory transactions during 2022.

Asset management – Asset management revenues include fees for asset-based financial services provided to individuals and institutional clients. Investment advisory fees are charged based on the value of assets in fee-based accounts. Asset management revenues are affected by changes in the balances of client assets due to market fluctuations and levels of net new client assets.

For the year ended December 31, 2022, asset management revenues increased 4.7% to a record $1.3 billion from $1.2 billion in 2021. The increase is primarily attributable to strong fee-based asset flows. Please refer to "Asset management" in the Global Wealth Management segment discussion for information on the changes in asset management revenues.

Other income – For the year ended December 31, 2022, other income decreased 72.7% to $19.7 million from $72.1 million during 2021. The decrease is primarily attributable to a decrease in mortgage loan origination fees and lower investment gains over 2021.

Year Ended December 31, 2021, Compared With Year Ended December 31, 2020

For the year ended December 31, 2021, net revenues increased 26.3% to $4.7 billion from $3.8 billion in 2020. The increase was primarily attributable to an increase in advisory revenues, asset management, capital-raising, commissions, and net interest income, partially offset by lower principal transaction revenues.

Commissions – For the year ended December 31, 2021, commission revenues increased 6.4% to $809.5 million from $760.6 million in 2020. The increase is primarily attributable to higher trading volumes in our mutual fund and insurance products over the comparable period in 2020. The higher trading volumes were a result of increased customer activity as a result of market volatility.

Principal transactions – For the year ended December 31, 2021, principal transactions revenues decreased 1.2% to $581.2 million from $588.3 million in 2020. The decrease is primarily attributable to lower institutional fixed income principal transaction revenues as a result of lower trading volumes and tighter credit spreads, partially offset by an increase in trading gains and the revenues from the Vining Sparks acquisition, which closed on November 1, 2021.

Investment banking – For the year ended December 31, 2021, investment banking revenues increased 64.4% to $1.6 billion from $952.3 million in 2020. The increase is primarily attributable to the growth of advisory revenues and equity and fixed income capital-raising revenues.

Capital-raising revenues increased 35.3% to $709.2 million for the year ended December 31, 2021, from $524.2 million in 2020. For the year ended December 31, 2021, equity capital-raising revenues increased 42.0% to $475.5 million from $334.9 million in 2020. The increase in equity capital-raising revenues is primarily attributable to an increase in deals compared to the prior year. For the year ended December 31, 2021, fixed income capital-raising revenues increased 23.5% to $233.7 million from $189.3 million in 2020. The increase is primarily attributable to the growth of our public finance business. In addition, there has been an increase in our corporate debt issuance business.

Advisory revenue increased 100.0% to $856.1 million for the year ended December 31, 2021, from $428.1 million in 2020. The increase is primarily attributable to higher completed advisory transactions and increased private placement fees.

Asset management – For the year ended December 31, 2021, asset management revenues increased 31.5% to $1.2 billion from $917.4 million in 2020. The increase is primarily attributable to higher asset values and strong fee-based asset flows. Please refer to "Asset management" in the Global Wealth Management segment discussion for information on the changes in asset management revenues.

Other income – For the year ended December 31, 2021, other income decreased 4.3% to $72.1 million from $75.3 million in 2020. The decrease is primarily attributable to a decrease in loan origination fees, partially offset by improved investment gains over 2020, the recognition of a gain on the sale of certain loans and transfer of deposits, and the recognition of a gain on the sale of aircraft. In addition, other income for the year ended December 31, 2020, includes a gain recognized on the sale of Ziegler Capital Management, LLC.

NET INTEREST INCOME

The following tables present average balance data and operating interest revenue and expense data, as well as related interest yields for the periods indicated *(in thousands, except rates)*:

	For the Year Ended								
	December 31, 2022			December 31, 2021			December 31, 2020		
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
Interest-earning assets:									
Interest-bearing cash and federal funds sold	$ 1,346,939	$ 29,996	2.23 %	$ 1,617,859	$ 3,794	0.23 %	$ 1,488,666	$ 6,883	0.46 %
Financial instruments owned	1,059,013	20,545	1.94	987,188	15,041	1.52	827,658	12,594	1.52
Margin balances	1,060,724	43,751	4.12	1,043,515	25,780	2.47	988,694	28,155	2.85
Investment portfolio	7,670,470	247,755	3.23	6,974,668	129,858	1.86	6,297,475	149,915	2.38
Loans	19,457,051	752,273	3.87	13,407,458	378,086	2.82	10,929,464	331,813	3.04
Other interest-bearing assets	936,508	4,795	0.51	686,610	(4,159)	(0.61)	525,350	(5,528)	(1.05)
Total interest-earning assets/interest income	$31,530,705	$1,099,115	3.49 %	$24,717,298	$548,400	2.22 %	$21,057,307	$523,832	2.49%
Interest-bearing liabilities:									
Short-term borrowings	$ 1,323	$ 23	1.74 %	$ 2,140	$ 10	0.49 %	$ 25,678	$ 112	0.44 %
Stock loan	334,712	(16,642)	(4.97)	230,208	(17,348)	(7.54)	215,309	(18,031)	(8.37)
Senior notes	1,113,977	44,424	3.99	1,112,899	47,500	4.27	1,234,427	54,063	4.38
Stifel Capital Trusts	60,000	2,090	3.48	60,000	1,197	1.99	60,000	1,601	2.67
Deposits	25,170,404	146,636	0.58	19,227,385	4,510	0.02	16,216,699	14,550	0.09
Federal Home Loan Bank advances	238,508	4,094	1.72	54,972	164	0.30	283,128	3,667	1.30
Other interest-bearing liabilities	1,067,725	20,762	1.94	1,070,764	9,965	0.93	822,883	9,816	1.19
Total interest-bearing liabilities/interest expense	$ 27,986,649	$ 201,387	0.72 %	$21,758,368	$ 45,998	0.21 %	$18,858,124	$ 65,778	0.35 %
Net interest income/margin		$ 897,728	2.85 %		$502,402	2.03 %		$458,054	2.18 %

Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table included in "Results of Operations – Global Wealth Management" for additional information on Stifel Bancorp's average balances and interest income and expense.

Year Ended December 31, 2022, Compared With Year Ended December 31, 2021

Net interest income – Net interest income is the difference between interest earned on interest-earning assets and interest paid on funding sources. Net interest income is affected by changes in the volume and mix of these assets and liabilities, as well as by fluctuations in interest rates and portfolio management strategies. For the year ended December 31, 2022, net interest income increased 78.7% to $897.7 million from $502.4 million in 2021.

For the year ended December 31, 2022, interest revenue increased 100.4% to $1.1 billion from $548.4 million in 2021, principally as a result of higher interest rates and an increase in interest-earning assets. The average interest-earning assets of Stifel Bancorp increased to $27.8 billion during the year ended December 31, 2022, compared to $21.2 billion in 2021 at average interest rates of 3.66% and 2.40%, respectively.

For the year ended December 31, 2022, interest expense increased 337.8% to $201.4 million from $46.0 million in 2021. The increase is primarily attributable to higher interest rates and higher interest-bearing liabilities. The average interest-bearing liabilities of Stifel Bancorp increased to $25.4 billion during the year ended December 31, 2022, compared to $19.3 billion in 2021 at average interest rates of 0.59% and 0.02%, respectively.

Year Ended December 31, 2021, Compared With Year Ended December 31, 2020

Net interest income – For the year ended December 31, 2021, net interest income increased 9.7% to $502.4 million from $458.1 million in 2020.

For the year ended December 31, 2021, interest revenue increased 4.7% to $548.4 million from $523.8 million in 2020, principally as a result of an increase in interest-earning assets, partially offset by lower interest rates. The average interest-earning assets of Stifel Bancorp increased to $21.2 billion during the year ended December 31, 2021, compared to $18.0 billion in 2020 at average interest rates of 2.40% and 2.70%, respectively.

For the year ended December 31, 2021, interest expense decreased 30.1% to $46.0 million from $65.8 million in 2020. The decrease is primarily attributable to lower interest rates partially offset by higher interest-bearing liabilities. The average interest-bearing liabilities of Stifel Bancorp increased to $19.3 billion during the year ended December 31, 2021, compared to $16.5 billion in 2021 at average interest rates of 0.02% and 0.11%, respectively.

NON-INTEREST EXPENSES

The following table presents consolidated non-interest expenses for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change	
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Non-interest expenses:					
Compensation and benefits	$2,586,232	$2,820,301	$2,279,335	(8.3)%	23.7 %
Occupancy and equipment rental	313,247	290,243	274,664	7.9	5.7
Communications and office supplies	175,135	165,490	164,736	5.8	0.5
Commissions and floor brokerage	57,752	59,681	55,960	(3.2)	6.6
Provision for credit losses	33,506	(11,502)	33,925	391.3	(133.9)
Other operating expenses	340,451	345,794	292,281	(1.5)	18.3
Total non-interest expenses	$3,506,323	$3,670,007	$3,100,901	(4.5)%	18.4 %

Year Ended December 31, 2022, Compared With Year Ended December 31, 2021

Compensation and benefits – Compensation and benefits expenses, which are the largest component of our expenses, include salaries, bonuses, transition pay, benefits, amortization of stock-based compensation, employment taxes, and other associate-related costs. A significant portion of compensation expense is comprised of production-based variable compensation, including discretionary bonuses, which fluctuates in proportion to the level of business activity, increasing with higher revenues and operating profits. Other compensation costs, including base salaries, stock-based compensation amortization, and benefits, are more fixed in nature.

For the year ended December 31, 2022, compensation and benefits expense decreased 8.3% to $2.6 billion from $2.8 billion in 2021. The decrease in compensation and benefits expenses is primarily attributable to lower variable compensation expense. Compensation and benefits expense as a percentage of net revenues was 58.9% for the year ended December 31, 2022, compared to 59.5% for the year ended December 31, 2021. The compensation ratio benefited from higher net interest income, which is a relatively low compensatory revenue source.

Occupancy and equipment rental – For the year ended December 31, 2022, occupancy and equipment rental expense increased 7.9% to $313.2 million from $290.2 million in 2021. The increase is primarily attributable to higher data processing and furniture and equipment costs associated with the continued investments made in our business.

Communications and office supplies – Communications expense includes costs for telecommunication and data transmission, primarily for obtaining third-party market data information. For the year ended December 31, 2022, communications and office supplies expense increased 5.8% to $175.1 million from $165.5 million in 2021. The increase is primarily attributable to higher communication and quote equipment expenses associated with the continued investments made in our business.

Commissions and floor brokerage – For the year ended December 31, 2022, commissions and floor brokerage expense decreased 3.2% to $57.8 million from $59.7 million in 2021. The decrease is primarily attributable to lower clearing expenses and electronic communication network ("ECN") trading costs, partially offset by higher processing expenses.

Provision for credit losses – For the year ended December 31, 2022, provision for credit losses increased 391.3% to $33.5 million from a credit of $11.5 million in 2021. Provision for credit losses was primarily impacted by growth in the loan portfolio during the year, as credit quality remained strong. The provision for credit losses in 2021 included a release related to loans sold at a premium.

Other operating expenses – Other operating expenses primarily include license and registration fees, litigation-related expenses, which consist of amounts we reserve and/or payout for legal and regulatory matters, travel and entertainment, promotional, investment banking deal costs, and professional service expenses.

For the year ended December 31, 2022, other operating expenses decreased 1.5% to $340.5 million from $345.8 million in 2021. The decrease is primarily attributable to lower investment banking transaction expenses and settlement-related expenses, partially offset by increases in travel and entertainment expenses, conference-related expenses, subscriptions, advertising, FDIC-insurance expense, and professional fees. Other operating expense was impacted by the recognition of additional earn-out expense recorded during 2021.

Provision for income taxes – For the year ended December 31, 2022, our provision for income taxes was $223.0 million, representing an effective tax rate of 25.2%, compared to $242.2 million in 2021, representing an effective tax rate of 22.7%. The effective tax rate in 2022 was substantially driven by the impact of a reduced tax benefit from stock conversions and foreign operations.

Year Ended December 31, 2021, Compared With Year Ended December 31, 2020

Except as noted in the following discussion of variances, the underlying reasons for the increase in non-interest expenses can be attributed principally to our continued expansion, both organically and through our acquisitions, and increased administrative overhead to support the growth in our segments.

Compensation and benefits – For the year ended December 31, 2021, compensation and benefits expense increased 23.7% to $2.8 billion from $2.3 billion in 2020. The increase in compensation and benefits expenses is primarily attributable to higher compensatory revenues.

Compensation and benefits expense as a percentage of net revenues was 59.5% for the year ended December 31, 2021, compared to 60.7% for the year ended December 31, 2020. The decline in the compensation ratio reflects the operating leverage of higher net revenues, as well a change in the composition of our revenues.

Occupancy and equipment rental – For the year ended December 31, 2021, occupancy and equipment rental expense increased 5.7% to $290.2 million from $274.7 million in 2020. The increase is primarily attributable to higher data processing costs associated with an increase in business activity.

Communications and office supplies – For the year ended December 31, 2021, communications and office supplies expense increased 0.5% to $165.5 million from $164.7 million in 2020. The increase is primarily attributable to higher communication and quote equipment expenses associated with the continued growth of our business.

Commissions and floor brokerage – For the year ended December 31, 2021, commissions and floor brokerage expense increased 6.6% to $59.7 million from $56.0 million in 2020. The increase is primarily attributable to higher processing expenses, partially offset by lower electronic communication network ECN trading costs.

Provision for credit losses – For the year ended December 31, 2021, provision for credit losses decreased 133.9% to a credit of $11.5 million from $33.9 million in 2020. Provision for credit losses decreased from a year ago as a result of reserve reductions driven by an improved macroeconomic environment and a release related to loans sold at a premium during 2021 partially offset by provisions related to the growth of the loan portfolio during the year.

Other operating expenses – For the year ended December 31, 2021, other operating expenses increased 18.3% to $345.8 million from $292.3 million in 2020. The increase is primarily attributable to the recognition of additional earn-out expense, higher conference-related expenses, an increase in investment banking transaction expenses, travel and entertainment expenses, professional fees, and subscription expense.

Provision for income taxes – For the year ended December 31, 2021, our provision for income taxes was $242.2 million, representing an effective tax rate of 22.7%, compared to $147.7 million in 2020, representing an effective tax rate of 22.7%. The effective tax rate was impacted by the benefit related to the tax impact on stock-based compensation.

SEGMENT PERFORMANCE FROM CONTINUING OPERATIONS

Our reportable segments include Global Wealth Management, Institutional Group, and Other.

Our Global Wealth Management segment consists of two businesses, the Private Client Group and Stifel Bancorp. The Private Client Group includes branch offices and independent contractor offices of our broker-dealer subsidiaries located throughout the United States. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, as well as offering banking products to their private clients through our bank subsidiaries, which provide residential, consumer, and commercial lending, as well as FDIC-insured deposit accounts to customers of our broker-dealer subsidiaries and to the general public.

The success of our Global Wealth Management segment is dependent upon the quality of our products, services, financial advisors, and support personnel, including our ability to attract, retain, and motivate a sufficient number of these associates. We face competition for qualified associates from major financial services companies, including other brokerage firms, insurance companies, banking institutions, and discount brokerage firms. Segment revenue growth, operating income, and segment pre-tax operating margin are used to evaluate and measure segment performance by our management team in deciding how to allocate resources and in assessing performance.

The Institutional Group segment includes institutional sales and trading. It provides securities brokerage, trading, and research services to institutions with an emphasis on the sale of equity and fixed income products. This segment also includes the management of and participation in underwritings for both corporate and public finance (exclusive of sales credits generated through the Private Client Group, which are included in the Global Wealth Management segment), merger and acquisition, and financial advisory services.

The success of our Institutional Group segment is dependent upon the quality of our personnel, the quality and selection of our investment products and services, pricing (such as execution pricing and fee levels), and reputation. Segment operating income and segment pre-tax operating margin are used to evaluate and measure segment performance by our management team in deciding how to allocate resources and in assessing performance.

The Other segment includes interest income from stock borrow activities, unallocated interest expense, interest income and gains and losses from investments held, amortization of stock-based awards, and all unallocated overhead cost associated with the execution of orders; processing of securities transactions; custody of client securities; receipt, identification, and delivery of funds and securities; compliance with regulatory and legal requirements; internal financial accounting and controls; and general administration and acquisition charges.

Results of Operations – Global Wealth Management

The following table presents consolidated financial information for the Global Wealth Management segment for the periods indicated *(in thousands, except percentages)*:

	For the Year Ended December 31,			Percentage Change		As a Percentage of Net Revenues for the Year Ended December 31,		
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020	2022	2021	2020
Revenues:								
Commissions	$ 473,638	$ 567,491	$ 513,247	(16.5)%	10.6 %	16.8 %	21.8 %	23.4%
Principal transactions	195,274	207,474	174,101	(5.9)	19.2	6.9	8.0	8.0
Transactional revenues	668,912	774,965	687,348	(13.7)	12.7	23.7	29.8	31.4
Asset management	1,262,841	1,206,406	917,353	4.7	31.5	44.7	46.4	41.9
Interest	1,062,710	538,940	516,918	97.2	4.3	37.6	20.7	23.6
Investment banking	19,515	48,210	36,024	(59.5)	33.8	0.7	1.9	1.6
Other income	(5,182)	57,563	71,153	(109.0)	(19.1)	(0.2)	2.2	3.2
Total revenues	3,008,796	2,626,084	2,228,796	14.6	17.8	106.5	101.0	101.7
Interest expense	182,930	27,247	37,970	571.4	(28.2)	6.5	1.0	1.7
Net revenues	2,825,866	2,598,837	2,190,826	8.7	18.6	100.0	100.0	100.0
Non-interest expenses:								
Compensation and benefits	1,368,576	1,370,308	1,138,525	(0.1)	20.4	48.4	52.7	52.0
Occupancy and equipment rental	153,079	138,644	122,888	10.4	12.8	5.4	5.3	5.6
Communication and office supplies	60,791	56,378	58,214	7.8	(3.2)	2.2	2.2	2.7
Commissions and floor brokerage	25,983	26,007	22,269	(0.1)	16.8	0.9	1.0	1.0
Provision for credit losses	33,506	(11,502)	33,542	391.3	(134.3)	1.2	(0.4)	1.5
Other operating expenses	116,360	104,049	89,504	11.8	16.3	4.1	4.0	4.1
Total non-interest expenses	1,758,295	1,683,884	1,464,942	4.4	14.9	62.2	64.8	66.9
Income before income taxes	$1,067,571	$ 914,953	$ 725,884	16.7 %	26.0 %	37.8 %	35.2 %	33.1%

	December 31,		
	2022	2021	2020
Branch offices	398	396	392
Financial advisors	2,242	2,227	2,187
Independent contractors	102	91	93
Total financial advisors	2,344	2,318	2,280

Year Ended December 31, 2022, Compared With Year Ended December 31, 2021

NET REVENUES

For the year ended December 31, 2022, Global Wealth Management net revenues increased 8.7% to a record $2.8 billion from $2.6 billion in 2021. The increase in net revenues is primarily attributable to increases in net interest income and asset management revenues, partially offset by lower transactional revenues, other income, and investment banking revenues.

Commissions – For the year ended December 31, 2022, commission revenues decreased 16.5% to $473.6 million from $567.5 million in 2021. The decrease is primarily attributable to a decrease in equities trading and mutual funds revenue.

Principal transactions – For the year ended December 31, 2022, principal transactions revenues decreased 5.9% to $195.3 million from $207.5 million in 2021.

Transactional revenues – For the year ended December 31, 2022, transactional revenues decreased 13.7% to $668.9 million from $775.0 million in 2021 as a result of a decrease in client activity from significantly elevated levels a year ago.

Asset management – For the year ended December 31, 2022, asset management revenues increased 4.7% to a record $1.3 billion from $1.2 billion in 2021. The increase is primarily attributable to strong fee-based asset flows. Fee-based account revenues are primarily billed based on asset values at the end of the prior quarter.

Client asset metrics as of the periods indicated *(in thousands)*:

	December 31,			Percentage Change	
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Client assets	$389,818,000	$435,978,000	$357,429,000	(10.6)%	22.0%
Fee-based client assets	$144,952,000	$162,428,000	$129,372,000	(10.8)	25.6
Number of client accounts	1,183,000	1,125,000	1,075,000	5.2	4.7
Number of fee-based client accounts	319,000	298,000	262,000	7.0	13.7

The decrease in the value of our client assets and fee-based assets was primarily attributable to the decline in the markets, partially offset by asset growth resulting from our recruiting efforts.

Interest revenue – For the year ended December 31, 2022, interest revenue increased 97.2% to $1.1 billion from $538.9 million in 2021. The increase is primarily attributable to higher interest-earning assets and higher interest rates. Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table below for additional information on Stifel Bancorp's average balances and interest income and expense.

Investment banking – Investment banking, which represents sales credits for investment banking underwritings, decreased 59.5% to $19.5 million for the year ended December 31, 2022, from $48.2 million in 2021. Please refer to "Investment banking" in the Institutional Group segment discussion for information on the changes in investment banking revenues.

Other income – For the year ended December 31, 2022, other income decreased 109.0% to a loss of $5.2 million from $57.6 million in 2021. The decrease is primarily attributable to lower investment gains and a decrease in mortgage loan origination fees.

Interest expense – For the year ended December 31, 2022, interest expense increased 571.4% to $182.9 million from $27.2 million in 2021. The increase in interest expense is primarily attributable to higher interest rates and higher interest-bearing liabilities. Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table below for additional information on Stifel Bancorp's average balances and interest income and expense.

NON-INTEREST EXPENSES

For the year ended December 31, 2022, Global Wealth Management non-interest expenses increased 4.4% to $1.8 billion from $1.7 billion in 2021.

Compensation and benefits – For the year ended December 31, 2022, compensation and benefits expense of $1.4 billion remained consistent with 2021.

Compensation and benefits expense as a percentage of net revenues was 48.4% for the year ended December 31, 2022, compared to 52.7% in 2021. The decrease is primarily as a result of higher net interest income.

Occupancy and equipment rental – For the year ended December 31, 2022, occupancy and equipment rental expense increased 10.4% to $153.1 million from $138.6 million in 2021. The increase is primarily attributable to higher data processing costs associated with an increase in business activity and higher occupancy costs as a result of an increase in locations.

Communications and office supplies – For the year ended December 31, 2022, communications and office supplies expense increased 7.8% to $60.8 million from $56.4 million in 2021. The increase is primarily attributable to higher communication and quote equipment expenses associated with the continued growth of our business.

Commissions and floor brokerage – For the year ended December 31, 2022, commissions and floor brokerage expense of $26.0 million remained consistent with 2021.

Provision for credit losses – For the year ended December 31, 2022, provision for credit losses increased 391.3% to $33.5 million from a credit of $11.5 million in 2021. Provision for credit losses was primarily impacted by growth in the loan portfolio during the year, as credit quality remained strong. The provision for credit losses in 2021 included a release related to loans sold at a premium.

Other operating expenses – For the year ended December 31, 2022, other operating expenses increased 11.8% to $116.4 million from $104.0 million in 2021. The increase is primarily attributable to increases in settlement costs, subscriptions, FDIC-insurance expense, and professional fees, partially offset by lower travel and entertainment and conference-related expenses.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2022, income before income taxes increased 16.7% to $1.1 billion from $915.0 million in 2021. Profit margins (income before income taxes as a percent of net revenues) have increased to 37.8% for the year ended December 31, 2022, from 35.2% in 2021. The improved profit margin is a result of strong revenue growth and our continued expense discipline, as well as a change in the composition of revenue (higher net interest income).

Year Ended December 31, 2021, Compared With Year Ended December 31, 2020

NET REVENUES

For the year ended December 31, 2021, Global Wealth Management net revenues increased 18.6% to $2.6 billion from $2.2 billion in 2020. The increase in net revenues is primarily attributable to higher asset management revenues, transactional revenues, net interest income, and investment banking revenues, partially offset by a decrease in other income.

Commissions – For the year ended December 31, 2021, commission revenues increased 10.6% to $567.5 million from $513.2 million in 2020. The increase is primarily attributable to higher trading volumes in our mutual fund and insurance products, as well as equities, over the comparable period in 2020. The higher trading volumes were a result of increased customer activity as a result of market volatility.

Principal transactions – For the year ended December 31, 2021, principal transactions revenues increased 19.2% to $207.5 million from $174.1 million in 2020. The increase is primarily a result of increased market activity levels and higher gains recorded on our trading portfolio over 2020.

Transactional revenues – For the year ended December 31, 2021, transactional revenues increased 12.7% to $775.0 million from $687.3 million in the comparable period in 2020.

Asset management – For the year ended December 31, 2021, asset management revenues increased 31.5% to $1.2 billion from $917.4 million in 2020. The increase is primarily attributable to higher asset levels and strong fee-based asset flows. Fee-based account revenues are primarily billed based on asset values at the end of the prior quarter.

The value of assets in fee-based accounts at December 31, 2021, increased 25.6% to $162.4 billion from $129.4 billion at December 31, 2020.

Interest revenue– For the year ended December 31, 2021, interest revenue increased 4.3% to $538.9 million from $516.9 million in 2020. The increase is primarily attributable to higher interest-earning assets, partially offset by lower interest rates. Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table below for additional information on Stifel Bancorp's average balances and interest income and expense.

Investment banking – Investment banking increased 33.8% to $48.2 million for the year ended December 31, 2021, from $36.0 million in 2020. Please refer to "Investment banking" in the Institutional Group segment discussion for information on the changes in investment banking revenues.

Other income – For the year ended December 31, 2021, other income decreased 19.1% to $57.6 million from $71.2 million in 2020. The decrease is primarily attributable to a decrease in loan origination fees, partially offset by improved investment gains over 2020, the recognition of a gain on the sale of certain loans and transfer of deposits, and the recognition of a gain on the sale of aircraft. In addition, other income for the year ended December 31, 2020, includes a gain recognized on the sale of Ziegler Capital Management, LLC.

Interest expense – For the year ended December 31, 2021, interest expense decreased 28.2% to $27.2 million from $38.0 million in 2020. The decrease in interest expense is primarily attributable to lower interest rates over 2020, partially offset by higher interest-bearing liabilities. Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table below for additional information on Stifel Bancorp's average balances and interest income and expense.

NON-INTEREST EXPENSES

For the year ended December 31, 2021, Global Wealth Management non-interest expenses increased 14.9% to $1.7 billion from $1.5 billion in 2020.

Compensation and benefits – For the year ended December 31, 2021, compensation and benefits expense increased 20.4% to $1.4 billion from $1.1 billion in 2020. The increase is primarily attributable to higher variable compensation expense as a result of strong revenue growth over 2020.

Compensation and benefits expense as a percentage of net revenues was 52.7% for the year ended December 31, 2021, compared to 52.0% in 2020. The increase is principally due to higher compensable revenues.

Occupancy and equipment rental – For the year ended December 31, 2021, occupancy and equipment rental expense increased 12.8% to $138.6 million from $122.9 million in 2020. The increase is primarily attributable to higher data processing costs associated with an increase in business activity and higher occupancy costs as a result of an increase in locations.

Communications and office supplies – For the year ended December 31, 2021, communications and office supplies expense decreased 3.2% to $56.4 million from $58.2 million in 2020. The decrease is primarily attributable to lower telecommunication costs.

Commissions and floor brokerage – For the year ended December 31, 2021, commissions and floor brokerage expense increased 16.8% to $26.0 million from $22.3 million in 2020. The increase is primarily attributable to higher volume-related expenses, including brokerage trading costs, reflecting an increase in activity levels.

Provision for credit losses – For the year ended December 31, 2021, provision for credit losses decreased 134.3% to a credit of $11.5 million from $33.5 million in 2020. Provision for credit losses decreased from a year ago as a result of reserve reductions driven by an improved macroeconomic environment and a release related to loans sold at a premium during 2021, partially offset by provisions related to the growth of the loan portfolio during the year.

Other operating expenses – For the year ended December 31, 2021, other operating expenses increased 16.3% to $104.0 million from $89.5 million in 2020. The increase is primarily attributable to higher subscription costs, professional fees, travel and entertainment expense, and FDIC insurance.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2021, income before income taxes increased 26.0% to $915.0 million from $725.9 million in 2020. Profit margins (income before income taxes as a percent of net revenues) increased to 35.2% for the year ended December 31, 2021, from 33.1% in 2020. The improved profit margin is a result of strong revenue growth and our continued expense discipline, as well as a change in the composition of revenue (higher net interest income).

I. Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential

The following tables present average balance data and operating interest revenue and expense data for Stifel Bancorp, as well as related interest yields for the periods indicated *(in thousands, except rates)*:

	For the Year Ended					
	December 31, 2022			December 31, 2021		
	Average Balance	Interest Income/ Expense	Average Interest Rate	Average Balance	Interest Income/ Expense	Average Interest Rate
Assets:						
Interest-bearing cash and federal funds sold	$ 603,840	$ 13,915	2.30%	$ 820,424	$ 1,149	0.14%
U.S. government agencies	2,493	42	1.70	2,960	63	2.15
State and municipal securities (tax-exempt)[1]	2,361	49	2.06	2,384	47	1.97
Mortgage-backed securities	1,008,770	19,840	1.97	1,027,372	15,331	1.49
Corporate fixed income securities	724,184	19,627	2.71	730,526	21,056	2.88
Asset-backed securities	5,932,662	208,197	3.51	5,211,426	93,361	1.79
Federal Home Loan Bank and other capital stock	62,339	2,612	4.19	45,087	1,315	2.92
Loans[2]						
Securities-based loans	2,879,651	106,758	3.71	2,353,621	45,448	1.93
Commercial and industrial	4,784,928	241,792	5.05	3,953,320	137,618	3.48
Fund banking	3,750,297	160,780	4.29	1,136,392	34,003	2.99
Residential real estate	6,517,911	175,545	2.69	4,557,592	119,162	2.61
Commercial real estate	649,663	28,937	4.45	381,550	12,187	3.19
Home equity lines of credit	98,120	4,627	4.72	79,387	2,266	2.85
Construction and land	508,676	24,624	4.84	557,406	18,015	3.23
Other	39,391	1,873	4.75	37,835	805	2.13
Loans held for sale	228,414	7,337	3.21	350,355	8,582	2.45
Total interest-earning assets[3]	$27,793,700	$1,016,555	3.66%	$21,247,637	$510,408	2.40%
Cash and due from banks	15,954			27,096		
Other non-interest-earning assets	117,016			348,801		
Total assets	$27,926,670			$21,623,534		
Liabilities and stockholders' equity:						
Deposits:						
Money market	$23,771,966	$ 125,816	0.53%	$18,340,673	$ 2,897	0.02%
Time deposits	16,976	456	2.69	58,549	1,108	1.89
Demand deposits	1,327,711	18,812	1.42	827,532	505	0.06
Savings	53,751	1,552	2.89	631	—	—
Federal Home Loan Bank advances	238,508	4,094	1.72	54,972	164	0.30
Other borrowings	966	141	14.63	1,269	119	9.37
Total interest-bearing liabilities[3]	$25,409,878	$ 150,871	0.59%	$19,283,626	$ 4,793	0.02%
Non-interest-bearing deposits	515,767			608,825		
Other non-interest-bearing liabilities	108,896			176,185		
Total liabilities	$26,034,541			$20,068,636		
Stockholders' equity	1,892,129			1,554,898		
Total liabilities and stockholders' equity	$27,926,670			$21,623,534		
Net interest income/spread		$ 865,684	3.07%		$505,615	2.38%
Net interest margin			3.11%			2.38%

[1] Due to the immaterial amount of income recognized on tax-exempt securities, yields were not calculated on a tax-equivalent basis.

[2] Loans on nonaccrual status are included in average balances.

[3] Please refer to the Net Interest Income table included in "Results of Operations" for additional information on our company's average balances and operating interest and expenses.

	For the Year Ended December 31, 2020		
	Average Balance	Interest Income/ Expense	Average Interest Rate
Assets:			
Interest-bearing cash and federal funds sold	$ 687,087	$ 2,002	0.29%
U.S. government agencies	4,990	96	1.93
State and municipal securities (tax-exempt)[1]	8,829	188	2.13
Mortgage-backed securities	888,018	16,352	1.84
Corporate fixed income securities	633,778	16,831	2.66
Asset-backed securities	4,761,860	116,448	2.45
Federal Home Loan Bank and other capital stock	47,994	1,536	3.20
Loans[2]			
Securities-based loans	1,884,701	45,219	2.40
Commercial and industrial	3,727,395	124,472	3.34
Fund banking	248,097	8,240	3.32
Residential real estate	3,635,034	104,689	2.88
Commercial real estate	406,576	16,739	4.12
Home equity lines of credit	63,288	1,988	3.14
Construction and land	474,714	16,684	3.51
Other	36,910	952	2.58
Loans held for sale	452,749	12,830	2.83
Total interest-earning assets[3]	$ 17,962,020	$485,266	2.70%
Cash and due from banks	14,705		
Other non-interest-earning assets	264,368		
Total assets	$ 18,241,093		
Liabilities and stockholders' equity:			
Deposits:			
Money market	$ 15,260,033	$ 5,614	0.04%
Time deposits	221,479	4,975	2.25
Demand deposits	698,107	3,678	0.53
Savings	37,080	283	0.76
Federal Home Loan Bank advances	283,128	3,667	1.30
Other borrowings	1,490	109	7.37
Total interest-bearing liabilities[3]	$ 16,501,317	$ 18,326	0.11%
Non-interest-bearing deposits	288,222		
Other non-interest-bearing liabilities	101,948		
Total liabilities	$ 16,891,487		
Stockholders' equity	1,349,606		
Total liabilities and stockholders' equity	$ 18,241,093		
Net interest income/spread		$466,940	2.59%
Net interest margin			2.60%

[1] Due to immaterial amount of income recognized on tax-exempt securities, yields were not calculated on a tax-equivalent basis.

[2] Loans on nonaccrual status are included in average balances.

[3] Please refer to the Net Interest Income table included in "Results of Operations" for additional information on our company's average balances and operating interest and expenses.

Net interest income – Net interest income is the difference between interest earned on interest-earning assets and interest paid on funding sources. Net interest income is affected by changes in the volume and mix of these assets and liabilities, as well as by fluctuations in interest rates and portfolio management strategies.

For the year ended December 31, 2022, interest revenue for Stifel Bancorp of $1.0 billion was generated from weighted-average interest-earning assets of $27.8 billion at a weighted-average interest rate of 3.66%. For the year ended December 31, 2021, interest revenue for Stifel Bancorp of $510.4 million was generated from weighted-average interest-earning assets of $21.2 billion at a weighted-average interest rate of 2.40%. For the year ended December 31, 2020, interest revenue for Stifel Bancorp of $485.3 million was generated from weighted-average interest-earning assets of $18.0 billion at a weighted-average interest rate of 2.70%. Interest-earning assets principally consist of commercial and industrial, residential, and securities-based loans, investment securities, and interest-bearing cash and federal funds sold.

For the year ended December 31, 2022, interest expense for Stifel Bancorp of $150.9 million was incurred from weighted-average interest-bearing liabilities of $25.4 billion at a weighted-average interest rate of 0.59%. For the year ended December 31, 2021, interest expense for Stifel Bancorp of $4.8 million was incurred from weighted-average interest-bearing liabilities of $19.3 billion at a weighted-average interest rate of 0.02%. For the year ended December 31, 2020, interest expense for Stifel Bancorp of $18.3 million was incurred from weighted-average interest-bearing liabilities of $16.5 billion at a weighted-average interest rate of 0.11%. Interest expense represents interest on customer money market accounts, time deposits, Federal Home Loan Bank advances, and other borrowings.

The following table sets forth an analysis of the effect on net interest income of volume and rate changes for the periods indicated *(in thousands)*:

| | Year Ended December 31, 2022 Compared to Year Ended December 31, 2021 | | | Year Ended December 31, 2021 Compared to Year Ended December 31, 2020 | | |
| | Increase (decrease) due to | | | Increase (decrease) due to | | |
	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Interest-bearing cash and federal funds sold	$ (222)	$ 12,988	$ 12,766	$ 509	$ (1,362)	$ (853)
U.S. government agencies	(9)	(12)	(21)	(46)	13	(33)
State and municipal securities (tax-exempt)	(1)	3	2	(126)	(15)	(141)
Mortgage-backed securities	(272)	4,781	4,509	4,903	(5,924)	(1,021)
Corporate fixed income securities	(181)	(1,248)	(1,429)	2,710	1,515	4,225
Asset-backed securities	14,483	100,353	114,836	12,598	(35,685)	(23,087)
Federal Home Loan Bank and other capital stock	606	691	1,297	(90)	(131)	(221)
Loans						
Securities-based loans	11,984	49,326	61,310	1,060	(831)	229
Commercial and industrial	33,103	71,071	104,174	7,733	5,413	13,146
Fund banking	106,702	20,075	126,777	26,496	(733)	25,763
Residential real estate	52,696	3,687	56,383	22,725	(8,252)	14,473
Commercial real estate	10,727	6,023	16,750	(981)	(3,571)	(4,552)
Home equity lines of credit	627	1,734	2,361	434	(156)	278
Construction and land	(1,408)	8,017	6,609	2,472	(1,141)	1,331
Other	34	1,034	1,068	25	(172)	(147)
Loans held for sale	(11,851)	10,606	(1,245)	(2,655)	(1,593)	(4,248)
	$217,018	$289,129	$506,147	$ 77,767	$ (52,625)	$ 25,142
Interest expense:						
Deposits:						
Money market	$ 1,110	$121,809	$122,919	$ 6,487	$ (9,204)	$ (2,717)
Time deposits	(1,598)	946	(652)	(3,184)	(683)	(3,867)
Demand deposits	485	17,822	18,307	842	(4,015)	(3,173)
Savings	152	1,400	1,552	(141)	(142)	(283)
Federal Home Loan Bank advances	1,622	2,308	3,930	(1,792)	(1,711)	(3,503)
Other borrowings	(18)	40	22	(10)	20	10
	$ 1,753	$144,325	$146,078	$ 2,202	$(15,735)	$(13,533)

Increases and decreases in interest revenue and interest expense result from changes in average balances (volume) of interest-earning bank assets and liabilities, as well as changes in average interest rates. The effect of changes in volume is determined by multiplying the change in volume by the previous year's average yield/cost. Similarly, the effect of rate changes is calculated by multiplying the change in average yield/cost by the previous year's volume. Changes applicable to both volume and rate have been allocated proportionately.

II. Investment in Debt Securities

The maturities and related weighted-average yields of our debt securities not carried at fair value at December 31, 2022, are as follows *(in thousands, except rates)*:

	Within 1 Year	1-5 Years	5-10 Years	After 10 Years	Total
Asset-backed securities	$ —	$ —	$2,413,239	$3,577,212	$5,990,451
Weighted-average yield[1]	0.0%	0.00%	5.99%	5.96%	5.97%

[1] The weighted-average yield is computed using the expected maturity of each security weighted based on the amortized cost of each security.

III. Loan Portfolio

The following table presents the maturities of each major loan category in Stifel Bancorp's loan portfolio held for investment for the periods indicated *(in thousands)*:

	Within 1 Year	1-5 Years	5-15 Years	Over 15 Years	Total
Residential real estate	$ —	$ 745	$ 810,595	$6,560,331	$ 7,371,671
Commercial and industrial	188,488	3,734,817	936,371	37,500	4,897,176
Fund banking	2,299,773	1,882,759	109	—	4,182,641
Securities-based loans	2,585,551	136,800	2,200	—	2,724,551
Commercial real estate	77,068	551,444	46,953	134	675,599
Construction and land	72,319	520,872	—	—	593,191
Home equity lines of credit	12,654	127	94,355	—	107,136
Other	48,159	2,431	—	3	50,593
	$5,284,012	$6,829,995	$1,890,583	$6,597,968	$20,602,558

The sensitivity of loans with maturities in excess of one year at December 31, 2022, is as follows *(in thousands)*:

Variable or adjusted-rate loans	
Residential real estate	$ 5,232,213
Commercial and industrial	4,293,953
Fund banking	1,882,868
Securities-based loans	103,080
Commercial real estate	558,264
Construction and land	520,872
Home equity lines of credit	94,482
Other	2,431
	$12,688,163
Fixed-rate loans	
Residential real estate	$ 2,139,458
Commercial and industrial	414,735
Fund banking	—
Securities-based loans	35,920
Commercial real estate	40,267
Construction and land	—
Home equity lines of credit	—
Other	3
	$ 2,630,383

The following table presents the Company's credit ratios, as well as the component of the ratio's calculation, for the periods indicated *(in thousands, except percentages)*:

	As of and for the year ending December 31,		
	2022	**2021**	**2020**
Allowance for credit losses to total loans outstanding	0.72%	0.71%	1.22%
Allowance for credit losses	$ 147,853	$ 118,562	$ 135,295
Retained loans outstanding	20,602,558	16,743,487	11,170,813
Nonaccrual loans to total loans outstanding	0.05%	0.10%	0.11%
Nonaccrual loans	$ 10,102	$ 17,193	$ 12,395
Retained loans outstanding	20,602,558	16,743,487	11,170,813
Allowance for credit losses to nonaccrual loans	14.64x	6.90x	10.92x
Allowance for credit losses	$ 147,853	$ 118,562	$ 135,295
Nonaccrual loans	10,102	17,193	12,395

The following table presents net charge-offs to average loans outstanding by major loan category for the year ended December 31, 2022 *(in thousands, except percentages)*:

Commercial and industrial		0.10%
Net charge-off during the period	$	4,550
Average amount outstanding		4,784,928
Residential real estate		0.00%
Net charge-off during the period	$	—
Average amount outstanding		6,517,911
Fund banking		0.00%
Net charge-off during the period	$	—
Average amount outstanding		3,750,297
Securities-based loans		0.00%
Net charge-off during the period	$	36
Average amount outstanding		2,879,651
Construction and land		0.00%
Net charge-off during the period	$	—
Average amount outstanding		508,676
Commercial real estate		0.00%
Net charge-off during the period	$	—
Average amount outstanding		649,663
Home equity lines of credit		0.00%
Net charge-off during the period	$	—
Average amount outstanding		98,120
Other		0.00%
Net charge-off during the period	$	—
Average amount outstanding		39,391
Total retained loans		0.02%
Net charge-off during the period	$	4,586
Average amount outstanding		19,228,637

Allocation of the Allowance for Loan Losses

The following is a breakdown of the allowance for loan losses by each major loan category at December 31, 2022 and 2021 *(in thousands, except rates)*:

	December 31, 2022		December 31, 2021	
	Balance	Percent[1]	Balance	Percent[1]
Commercial and industrial	$ 54,143	23.8%	$44,661	25.2%
Residential real estate	20,441	35.8	28,560	32.7
Commercial real estate	12,897	3.3	3,934	2.4
Fund banking	11,711	20.3	8,868	18.7
Construction and land	8,568	2.9	8,536	3.1
Securities-based loans	3,157	13.2	4,006	17.2
Home equity lines of credit	364	0.5	511	0.5
Other	372	0.2	268	0.2
	$111,653	100.0%	$99,344	100.0%

[1] Loan category as a percentage of total loan portfolio.

A loan is determined to be impaired usually when principal or interest becomes 90 days past due or when collection becomes uncertain. At the time a loan is determined to be impaired, the accrual of interest and amortization of deferred loan origination fees is discontinued ("nonaccrual status") and any accrued and unpaid interest income is reversed.

Please refer to the section entitled "Critical Accounting Policies and Estimates" herein regarding our policies for establishing loan loss reserves, including placing loans on nonaccrual status.

IV. Deposits

Deposits consist of money market and savings accounts, certificates of deposit, and demand deposits. The average balances of deposits and the associated weighted-average interest rates for the periods indicated are as follows *(in thousands, except percentages)*:

	December 31, 2022		December 31, 2021		December 31, 2020	
	Average Balance	Average Interest Rate	Average Balance	Average Interest Rate	Average Balance	Average Interest Rate
Non-interest bearing demand deposits	$ 515,767	*	$ 608,825	*	$ 288,222	*
Interest-bearing demand deposits	1,327,711	1.42%	827,532	0.06%	698,107	0.53%
Money Market and Savings deposits	23,825,717	0.53%	18,341,304	0.02%	15,297,113	0.04%
Time deposits	16,976	2.69%	58,549	1.89%	221,479	2.25%
Other	239,474	1.77%	56,241	0.50%	284,618	1.33%

* Not applicable

Results of Operations – Institutional Group

The following table presents consolidated financial information for the Institutional Group segment for the periods indicated *(in thousands, except percentages):*

	For the Year Ended December 31,			Percentage Change		As a Percentage of Net Revenues for the Year Ended December 31,		
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020	2022	2021	2020
Revenues:								
Commissions	$ 236,951	$ 242,009	$ 247,380	(2.1)%	(2.2)%	15.4%	11.2%	15.6%
Principal transactions	333,759	373,689	414,202	(10.7)	(9.8)	21.7	17.4	26.2
Transactional revenues	570,710	615,698	661,582	(7.3)	(6.9)	37.1	28.6	41.8
Capital raising	237,347	661,088	488,152	(64.1)	35.4	15.5	30.7	30.8
Advisory	714,623	856,083	428,132	(16.5)	100.0	46.5	39.8	27.1
Investment banking	951,970	1,517,171	916,284	(37.3)	65.6	62.0	70.5	57.9
Interest	25,430	20,734	16,837	22.6	23.1	1.7	1.0	1.1
Other income[1]	7,075	11,313	376	(37.5)	n/m	0.4	0.5	0.0
Total revenues	1,555,185	2,164,916	1,595,079	(28.2)	35.7	101.2	100.6	100.8
Interest expense	19,168	12,477	11,932	53.6	4.6	1.2	0.6	0.8
Net revenues	1,536,017	2,152,439	1,583,147	(28.6)	36.0	100.0	100.0	100.0
Non-interest expenses:								
Compensation and benefits	929,606	1,251,595	942,769	(25.7)	32.8	60.5	58.1	59.6
Occupancy and equipment rental	77,111	71,204	68,457	8.3	4.0	5.0	3.3	4.3
Communication and office supplies	95,103	89,963	88,054	5.7	2.2	6.2	4.2	5.6
Commissions and floor brokerage	31,769	33,675	33,691	(5.7)	N/M	2.1	1.6	2.1
Other operating expenses	148,296	147,065	124,891	0.8	17.8	9.7	6.8	7.9
Total non-interest expenses	1,281,885	1,593,502	1,257,862	(19.6)	26.7	83.5	74.0	79.5
Income before income taxes	$ 254,132	$ 558,937	$ 325,285	(54.5)%	71.8 %	16.5%	26.0%	20.5%

[1] Includes asset management and revenues.

Year Ended December 31, 2022, Compared With Year Ended December 31, 2021

NET REVENUES

For the year ended December 31, 2022, Institutional Group net revenues decreased 28.6% to $1.5 billion from $2.2 billion in 2021. The decrease in net revenues is primarily attributable to lower capital-raising revenues, advisory revenues, and equity transactional revenues, partially offset by an increase in fixed income transactional revenues.

Commissions – For the year ended December 31, 2022, commission revenues decreased 2.1% to $237.0 million from $242.0 million in 2021.

Principal transactions – For the year ended December 31, 2022, principal transactions revenues decreased 10.7% to $333.8 million from $373.7 million in 2021.

Transactional revenues – For the year ended December 31, 2022, institutional transactional revenues decreased 7.3% to $570.7 million from $615.7 million in 2021.

For the year ended December 31, 2022, fixed income transactional revenues increased 2.5% to $370.2 million from $361.0 million in 2021. The increase in fixed income institutional transactional revenues is primarily attributable to revenues from the Vining Sparks acquisition, partially offset by lower trading gains.

For the year ended December 31, 2022, equity transactional revenues decreased 21.3% to $200.5 million from $254.7 million in 2021. The decline in equity institutional transactional revenues is primarily attributable to trading losses and declines in activity.

Investment banking – For the year ended December 31, 2022, investment banking revenues decreased 37.3% to $952.0 million from $1.5 billion in 2021.

For the year ended December 31, 2022, capital-raising revenues decreased 64.1% to $237.3 million from $661.1 million in 2021.

For the year ended December 31, 2022, equity capital markets capital-raising revenues decreased 76.2% to $103.4 million from $434.2 million in 2021. The decrease is a result of lower issuances in line with market volumes in an uncertain market environment.

For the year ended December 31, 2022, fixed income capital markets capital-raising revenues decreased 41.0% to $133.9 million from $226.9 million in 2021. The decrease is primarily attributable to lower municipal bond and loan issuances as a result of the microeconomic conditions that existed during 2022.

For the year ended December 31, 2022, advisory revenues decreased 16.5% to $714.6 million from $856.1 million in 2021. The decrease is primarily attributable to lower levels of completed advisory transactions.

Interest income – For the year ended December 31, 2022, interest income increased 22.6% to $25.4 million from $20.7 million in 2021. The increase is primarily attributable to higher leveraged finance activity.

Other income – For the year ended December 31, 2022, other income decreased 37.5% to $7.1 million from $11.3 million in 2021. The decrease is primarily attributable to a decrease in investment gains over 2021.

Interest expense – For the year ended December 31, 2022, interest expense increased 53.6% to $19.2 million from $12.5 million in 2021. The increase is primarily attributable to higher interest rates and an increase in inventory levels.

NON-INTEREST EXPENSES

For the year ended December 31, 2022, Institutional Group non-interest expenses decreased 19.6% to $1.3 billion from $1.6 billion in 2021.

Compensation and benefits – For the year ended December 31, 2022, compensation and benefits expense decreased 25.7% to $929.6 million from $1.3 billion in 2021. The decrease is driven by lower compensable revenues.

Compensation and benefits expense as a percentage of net revenues was 60.5% for the year ended December 31, 2022, compared to 58.1% in 2021. The increase is primarily attributable to lower compensable revenues.

Occupancy and equipment rental – For the year ended December 31, 2022, occupancy and equipment rental expense increased 8.3% to $77.1 million from $71.2 million in 2021. The increase is attributable to higher data processing and furniture and equipment costs associated with an increase in business activity.

Communications and office supplies – For the year ended December 31, 2022, communications and office supplies expense increased 5.7% to $95.1

million from $90.0 million in 2021. The increase is primarily attributable to higher communication and quote expenses, partially offset by lower telecommunication expenses.

Commissions and floor brokerage – For the year ended December 31, 2022, commissions and floor brokerage decreased 5.7% to $31.8 million from $33.7 million in 2021. The decrease was primarily attributable to lower clearing expenses and ECN trading costs, partially offset by higher processing expenses.

Other operating expenses – For the year ended December 31, 2022, other operating expenses increased 0.8% to $148.3 million from $147.1 million in 2021. The increase is primarily attributable to higher travel and entertainment expenses, conference-related expenses, and subscriptions, partially offset by lower investment banking transaction expenses and professional fees.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2022, income before income taxes for the Institutional Group segment decreased 54.5% to $254.1 million from $558.9 million in 2021. Profit margins (income before income taxes as a percentage of net revenues) have decreased to 16.5% for the year ended December 31, 2022, from 26.0% in 2021 as a result of lower revenues, partially offset by a decrease in expenses.

Year Ended December 31, 2021, Compared With Year Ended December 31, 2020

NET REVENUES

For the year ended December 31, 2021, Institutional Group net revenues increased 36.0% to $2.2 billion from $1.6 billion in 2020. The increase in net revenues was primarily attributable to an increase in advisory and capital-raising revenues, partially offset by a decrease in transactional revenues. The segment's performance continues to benefit from strong market activity, recent investments in our business, and contributions from Canada and Europe.

Commissions – For the year ended December 31, 2021, commission revenues decreased 2.2% to $242.0 million from $247.4 million in 2020.

Principal transactions – For the year ended December 31, 2021, principal transactions revenues decreased 9.8% to $373.7 million from $414.2 million in 2020.

Transactional revenues – For the year ended December 31, 2021, institutional transactional revenues decreased 6.9% to $615.7 million from $661.6 million in 2020.

For the year ended December 31, 2021, fixed income transactional revenues decreased 10.8% to $361.0 million from $404.8 million in 2020. The decrease is primarily attributable to lower volumes as well as tighter credit spreads, partially offset by revenues from the Vining Sparks acquisition.

For the year ended December 31, 2021, equity transactional revenues decreased 0.8% to $254.7 million from $256.8 million in 2020. The decrease is primarily attributable to declines in cash equities driven by lower volatility and volumes, partially offset by an increase in trading gains.

Investment banking – For the year ended December 31, 2021, investment banking revenues increased 65.6% to $1.5 billion from $916.3 million in 2020. The increase is primarily attributable to increases in advisory revenues as well as increases in equity and fixed income capital-raising revenues.

For the year ended December 31, 2021, capital-raising revenues increased 35.4% to $661.1 million from $488.2 million in 2020.

For the year ended December 31, 2021, equity capital markets capital-raising revenues increased 41.9% to $434.2 million from $306.0 million in 2020. The increase in equity capital-raising revenues is primarily attributable to an increase in deals compared to 2020.

For the year ended December 31, 2021, fixed income capital markets capital-raising revenues increased 24.6% to $226.9 million from $182.1 million in 2020. The increase is primarily attributable to an increase in our public finance business. In addition, there has been an increase in our corporate debt issuance business.

For the year ended December 31, 2021, advisory revenues increased 100.0% to $856.1 million from $428.1 million in 2020. The growth is primarily attributable to an increase in completed advisory transactions and private placement fees.

Interest income – For the year ended December 31, 2021, interest income increased 23.1% to $20.7 million from $16.8 million in 2020. The increase is primarily attributable to higher leveraged finance activity.

Other income – For the year ended December 31, 2021, other income increased to $11.3 million from $0.4 million in 2020. The increase is primarily attributable to improved investment gains over 2020.

Interest expense – For the year ended December 31, 2021, interest expense increased 4.6% to $12.5 million from $11.9 million in 2020. The increase is primarily driven by higher interest charges related to expanded trade clearance activity in Europe.

NON-INTEREST EXPENSES

For the year ended December 31, 2021, Institutional Group non-interest expenses increased 26.7% to $1.6 billion from $1.3 billion in 2020.

Compensation and benefits – For the year ended December 31, 2021, compensation and benefits expense increased 32.8% to $1.3 billion from $942.8 million in 2020. The increase is primarily attributable to higher variable compensation expense as a result of strong revenue growth over 2020.

Compensation and benefits expense as a percentage of net revenues was 58.1% for the year ended December 31, 2021, compared to 59.6% in 2020. The decrease is primarily attributable to higher compensable revenues.

Occupancy and equipment rental – For the year ended December 31, 2021, occupancy and equipment rental expense increased 4.0% to $71.2 million from $68.5 million in 2020. The increase is attributable to higher data processing and furniture and equipment costs, partially offset by lower occupancy costs.

Communications and office supplies – For the year ended December 31, 2021, communications and office supplies expense increased 2.2% to $90.0 million from $88.1 million in 2020. The increase is primarily attributable to higher communication and quote equipment expenses associated with the continued growth of our business.

Commissions and floor brokerage – For the year ended December 31, 2021, commissions and floor brokerage expense of $33.7 million remained consistent with 2020. An increase in processing expenses was offset by lower ECN trading costs.

Other operating expenses – For the year ended December 31, 2021, other operating expenses increased 17.8% to $147.1 million from $124.9 million in 2020. The increase is primarily attributable to higher conference-related expenses, investment banking transaction expenses, professional fees, and travel and entertainment expenses, partially offset by lower settlement costs.

INCOME BEFORE INCOME TAXES

For the year ended December 31, 2021, income before income taxes for the Institutional Group segment increased 71.8% to $558.9 million from $325.3 million in 2020. Profit margins (income before income taxes as a percentage of net revenues) increased to 26.0% for the year ended December 31, 2021, from 20.5% in 2020 as a result of strong revenue growth and our continued expense discipline.

Results of Operations – Other Segment

The following table presents consolidated financial information for the Other segment for the periods presented *(in thousands, except percentages):*

	For the Year Ended December 31,			Percentage Change	
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Net revenues	$ 29,556	$ (14,188)	$ (21,912)	308.3 %	35.3%
Non-interest expenses:					
Compensation and benefits	288,050	198,399	198,041	45.2	0.2
Other operating expenses	178,093	194,222	180,056	(8.3)	7.9
Total non-interest expenses	466,143	392,621	378,097	18.7	3.8
Loss before income taxes	$ (436,587)	$ (406,809)	$ (400,009)	7.3 %	1.7%

The Other segment includes expenses related to the Company's acquisition strategy and the investments made in the Company's infrastructure and control environment.

The expenses relating to the Company's acquisition strategy are primarily attributable to integration-related activities, signing bonuses, amortization of restricted stock awards, debentures, and promissory notes issued as retention, additional earn-out expense, and amortization of intangible assets acquired. These costs were directly related to acquisitions of certain businesses and are not representative of the costs of running the Company's ongoing business.

The following shows the expenses that are part of the other segment related to acquisitions.

	For the Year Ended December 31,			Percentage Change	
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Non-interest expenses:					
Compensation and benefits	$39,114	$ 26,092	$ 30,259	49.9 %	(13.8)%
Other operating expenses	27,933	39,069	30,054	(28.5)	30.0
Total non-interest expenses	$67,047	$ 65,161	$ 60,313	2.9 %	8.0 %

For the year ended December 31, 2022, compensation and benefits expense increased 49.9% to $39.1 million from $26.1 million in 2021. The increase is primarily attributable to higher deferred compensation costs over the comparable period in 2021.

For the year ended December 31, 2022, other operating expenses decreased 28.5% to $27.9 million from $39.1 million in 2021.

The expenses not associated with the activities described above in the other segment are as follows:

	For the Year Ended December 31,			Percentage Change	
	2022	2021	2020	2022 vs. 2021	2021 vs. 2020
Non-interest expenses:					
Compensation and benefits	$248,936	$ 172,307	$ 167,782	44.5%	2.7%
Other operating expenses	150,160	155,153	150,002	(3.2)	3.4
Total non-interest expenses	$399,096	$ 327,460	$ 317,784	21.9%	3.0%

For the year ended December 31, 2022, compensation and benefits expense increased 44.5% to $248.9 million from $172.3 million in 2021. The increase is primarily attributable to higher deferred compensation costs over the comparable period in 2021.

For the year ended December 31, 2022, other operating expenses decreased 3.2% to $150.2 million from $155.2 million in 2021.

Analysis of Financial Condition

Our company's consolidated statements of financial condition consist primarily of cash and cash equivalents, receivables, financial instruments owned, bank loans, investments, goodwill, loans and advances to financial advisors, bank deposits, and payables. Total assets of $37.2 billion at December 31, 2022, were up 9.2% over December 31, 2021. Our broker-dealer subsidiary's gross assets and liabilities, including financial instruments owned, stock loan/borrow, receivables and payables from/to brokers, dealers, and clearing organizations and clients, fluctuate with our business levels and overall market conditions.

As of December 31, 2022, our liabilities were comprised primarily of deposits of $27.1 billion at Stifel Bancorp, accounts payable and accrued expenses of $1.3 billion, senior notes, net of debt issuance costs, of $1.1 billion, payables to customers of $770.3 million at our broker-dealer subsidiaries, and accrued employee compensation of $677.4 million. To meet our obligations to clients and operating needs, we had $11.3 billion of cash or assets readily convertible into cash at December 31, 2022.

Cash Flow

Cash and cash equivalents increased $236.7 million to $2.2 billion at December 31, 2022, from $2.0 billion at December 31, 2021. Operating activities provided cash of $1.2 billion primarily due to net income recognized in 2022 adjusted for non-cash activities. Investing activities used cash of $4.3 billion due to the growth of the loan portfolio, investment securities purchases, fixed asset purchases, and cash used to fund acquisitions, partially offset by proceeds from the sale and maturity of securities in our investment portfolio. Financing activities provided cash of $3.2 billion primarily due to an increase in bank deposits, partially offset by dividends paid on our common and preferred stock, repurchases of our common stock, and tax payments related to shares withheld for stock-based compensation.

Liquidity and Capital Resources

The Company's senior management establishes the liquidity and capital policies of our company. The Company's senior management reviews business performance relative to these policies, monitors the availability of alternative sources of financing, and oversees the liquidity and interest rate sensitivity of our company's asset and liability position.

Our assets, consisting mainly of cash or assets readily convertible into cash, are our principal source of liquidity. The liquid nature of these assets provides for flexibility in managing and financing the projected operating needs of the business. These assets are financed primarily by our equity capital, corporate debt, debentures to trusts, client credit balances, short-term bank loans, proceeds from securities lending, repurchase agreements, and other payables. We currently finance our client accounts and firm trading positions through ordinary course borrowings at floating interest rates from various banks on a demand basis, securities lending, and repurchase agreements, with company-owned and client securities pledged as collateral. Changes in securities market volumes, related client borrowing demands, underwriting activity, and levels of securities inventory affect the amount of our financing requirements.

Our bank assets consist principally of available-for-sale and held-to-maturity securities, retained loans, and cash and cash equivalents. Stifel Bancorp's current liquidity needs are generally met through deposits from brokerage clients and equity capital. We monitor the liquidity of our bank subsidiaries daily to ensure their ability to meet customer deposit withdrawals, maintain reserve requirements, and support asset growth.

As of December 31, 2022, we had $37.2 billion in assets, $11.3 billion of which consisted of cash or assets readily convertible into cash as follows *(in thousands)*:

| | December 31, | |
	2022	2021
Cash and cash equivalents	$ 2,199,985	$ 1,963,326
Receivables from brokers, dealers, and clearing organizations	418,091	574,256
Securities purchased under agreements to resell	348,162	579,866
Financial instruments owned at fair value	659,685	1,065,216
Available-for-sale securities at fair value	1,636,041	2,113,893
Held-to-maturity securities at amortized cost	5,990,451	5,348,558
Investments	38,278	34,340
Total cash and assets readily convertible to cash	$11,290,693	$11,679,455

As of December 31, 2022 and 2021, the amount of collateral by asset class is as follows *(in thousands)*:

| | December 31, 2022 | | December 31, 2021 | |
	Contractual	Contingent	Contractual	Contingent
Cash and cash equivalents	$129,045	$ —	$132,158	$ —
Financial instruments owned at fair value	212,011	212,011	385,528	385,528
Investment portfolio (AFS & HTM)	—	2,090,583	—	1,849,152
	$341,056	$2,302,594	$517,686	$2,234,680

Liquidity Available From Subsidiaries

Liquidity is principally available to our company from Stifel and Stifel Bancorp.

Stifel is required to maintain net capital equal to the greater of $1 million or two percent of aggregate debit items arising from client transactions. Covenants in the Company's committed financing facilities require the excess net capital of Stifel, our principal broker-dealer subsidiary, to be above a defined amount. At December 31, 2022, Stifel's excess net capital exceeded the minimum requirement, as defined. There are also limitations on the amount of dividends that may be declared by a broker-dealer without FINRA approval. See Note 19 of the Notes to Consolidated Financial Statements for more information on the capital restrictions placed on our broker-dealer subsidiaries.

Stifel Bancorp may pay dividends to the parent company without prior approval by its regulator as long as the dividend does not exceed the sum of Stifel Bancorp's current calendar year and the previous two calendar years' retained net income and Stifel Bancorp maintains its targeted capital to risk-weighted assets ratios.

Although we have liquidity available to us from our other subsidiaries, the available amounts are not as significant as the amounts described above and, in certain instances, may be subject to regulatory requirements.

Capital Management

We have an ongoing authorization from the Board of Directors to repurchase our common stock in the open market or in negotiated transactions. At December 31, 2022, the maximum number of shares that may yet be purchased under this plan was 9.0 million. We utilize the share repurchase program to manage our equity capital relative to the growth of our business and help to meet obligations under our employee benefit plans.

Liquidity Risk Management

Our businesses are diverse, and our liquidity needs are determined by many factors, including market movements, collateral requirements, and client commitments, all of which can change dramatically in a difficult funding environment. During a liquidity crisis, credit-sensitive funding, including unsecured debt and some types of secured financing agreements, may be unavailable, and the terms (e.g., interest rates, collateral provisions, and tenor) or availability of other

types of secured financing may change. We manage liquidity risk by diversifying our funding sources across products and among individual counterparties within those products.

As a holding company, whereby all of our operations are conducted through our subsidiaries, our cash flow and our ability to service our debt, including the notes, depend upon the earnings of our subsidiaries. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to pay our obligations, whether by dividends, distributions, loans, or other payments.

Our liquidity requirements may change in the event we need to raise more funds than anticipated to increase inventory positions, support more rapid expansion, develop new or enhanced services and products, acquire technologies, respond to acquisition opportunities, expand our recruiting efforts, or respond to other unanticipated liquidity requirements. We primarily rely on financing activities and distributions from our subsidiaries for funds to implement our business and growth strategies and repurchase our shares. Net capital rules, restrictions under our borrowing arrangements of our subsidiaries, as well as the earnings, financial condition, and cash requirements of our subsidiaries, may each limit distributions to us from our subsidiaries.

The availability of outside financing, including access to the capital markets and bank lending, depends on a variety of factors, such as market conditions, the general availability of credit, the volume of trading activities, the overall availability of credit to the financial services sector, and our credit rating. Our cost and availability of funding may be adversely affected by illiquid credit markets and wider credit spreads. As a result of any future concerns about the stability of the markets generally and the strength of counterparties specifically, lenders may from time to time curtail, or even cease to provide, funding to borrowers.

Our liquidity management policies are designed to mitigate the potential risk that we may be unable to access adequate financing to service our financial obligations without material business impact. The principal elements of our liquidity management framework are: (a) daily monitoring of our liquidity needs at the holding company and significant subsidiary level, (b) stress testing the liquidity positions of Stifel and our bank subsidiaries, and (c) diversification of our funding sources.

Monitoring of liquidity – Senior management establishes our liquidity and capital policies. These policies include senior management's review of short- and long-term cash flow forecasts, review of monthly capital expenditures, the monitoring of the availability of alternative sources of financing, and the daily monitoring of liquidity in our significant subsidiaries. Our decisions on the allocation of capital to our business units consider, among other factors, projected profitability and cash flow, risk, and impact on future liquidity needs. Our treasury department assists in evaluating, monitoring, and controlling the impact that our business activities have on our financial condition, liquidity, and capital structure, as well as maintains our relationships with various lenders. The objectives of these policies are to support the successful execution of our business strategies while ensuring ongoing and sufficient liquidity.

Liquidity stress testing (Firmwide) – A liquidity stress test model is maintained by the Company that measures liquidity outflows across multiple scenarios at the major operating subsidiaries and details the corresponding impact to our holding company and the overall consolidated firm. Liquidity stress tests are utilized to ensure that current exposures are consistent with the Company's established liquidity risk tolerance and, more specifically, to identify and quantify sources of potential liquidity strain. Further, the stress tests are utilized to analyze possible impacts on the Company's cash flows and liquidity position. The outflows are modeled over a 30-day liquidity stress timeframe and include the impact of idiosyncratic and macro-economic stress events.

The assumptions utilized in the Company's liquidity stress tests include, but are not limited to, the following:

- No government support
- No access to equity and unsecured debt markets within the stress horizon
- Higher haircuts and significantly lower availability of secured funding
- Additional collateral that would be required by trading counter-parties, certain exchanges, and clearing organizations related to credit rating downgrades
- Client cash withdrawals and inability to accept new deposits
- Increased demand from customers on the funding of loans and lines of credit

At December 31, 2022, the Company maintained sufficient liquidity to meet current and contingent funding obligations as modeled in its liquidity stress test model.

Liquidity stress testing (Stifel Bancorp) – Our bank subsidiaries perform three primary stress tests on their liquidity position. These stress tests are based on the following company-specific stresses: (1) the amount of deposit run-off that they could withstand over a one-month period of time based on their on-balance sheet liquidity and available credit, (2) the ability to fund operations if all available credit were to be drawn immediately, with no additional available credit, and (3) the ability to fund operations under a regulatory prompt corrective action. The goal of these stress tests is to determine their ability to fund continuing operations under significant pressures on both assets and liabilities.

Under all stress tests, our bank subsidiaries consider cash and highly liquid investments as available to meet liquidity needs. In their analysis, our bank subsidiaries consider agency mortgage-backed securities, corporate bonds, and commercial mortgage-backed securities as highly liquid. In addition to being able to be readily financed at modest haircut levels, our bank subsidiaries estimate that each of the individual securities within each of the asset classes described above could be sold into the market and converted into cash within three business days under normal market conditions, assuming that the entire portfolio of a given asset class was not simultaneously liquidated. At December 31, 2022, available cash and highly liquid investments comprised approximately 16% of Stifel Bancorp's assets, which was well in excess of its internal target.

In addition to these stress tests, management performs a daily liquidity review. The daily analysis provides management with all major fluctuations in liquidity. The analysis also tracks the proportion of deposits that Stifel Bancorp is sweeping from its affiliated broker-dealer, Stifel. On a monthly basis, liquidity key performance indicators and compliance with liquidity policy limits are reported to the Board of Directors. Our banking subsidiaries have not violated any internal liquidity policy limits.

Funding Sources

The Company pursues a strategy of diversification of secured and unsecured funding sources (by product and by investor) and attempts to ensure that the tenor of the Company's liabilities equals or exceeds the expected holding period of the assets being financed. The Company funds its balance sheet through diverse sources. These sources may include the Company's equity capital, long-term debt, repurchase agreements, securities lending, deposits, committed and uncommitted credit facilities, Federal Home Loan Bank advances, and federal funds agreements.

Cash and Cash Equivalents – We held $2.2 billion of cash and cash equivalents at December 31, 2022, compared to $2.0 billion at December 31, 2021. Cash and cash equivalents provide immediate sources of funds to meet our liquidity needs.

Available-for-Sale Securities – We held $1.6 billion in available-for-sale investment securities at December 31, 2022, compared to $2.1 billion at December 31, 2021. As of December 31, 2022, the weighted-average life of the investment securities portfolio was approximately 1.4 years. These investment securities provide increased liquidity and flexibility to support our company's funding requirements.

We monitor the available-for-sale investment portfolio for other-than-temporary impairment based on a number of criteria, including the size of the unrealized loss position, the duration for which the security has been in a loss position, credit rating, the nature of the investments, and current market conditions. For debt securities, we also consider any intent to sell the security and the likelihood we will be required to sell the security before its anticipated recovery. We continually monitor the ratings of our security holdings and conduct regular reviews of our credit-sensitive assets.

Deposits – Deposits have become our largest funding source. Deposits provide a stable, low-cost source of funds that we utilize to fund asset growth and to diversify funding sources. We have continued to expand our deposit-gathering efforts through our existing private client network and through expansion. These channels offer a broad set of deposit products that include demand deposits, money market deposits, and certificates of deposit ("CDs"). Our core deposits are primarily comprised of money market deposit accounts, non-interest-bearing deposits, and CDs.

Deposits are primarily sourced by our multi-bank sweep program in which clients' cash deposits in their brokerage accounts are swept into FDIC-insured interest-bearing accounts at our bank subsidiaries and various third-party banks. In addition to our historical sweep program, we offer the Stifel Smart Rate Program ("Smart Rate"), a high yield savings account that keeps our brokerage clients' cash balances at Stifel affiliated banks through their securities accounts. Brokerage client deposits totaled $25.3 billion and $21.7 billion at December 31, 2022 and 2021, respectively, which includes $8.7 billion and $0.4 billion, respectively, of client cash in our Smart Rate program. The increase in money market deposits in 2022 was primarily driven by elevated client interest in the Smart Rate program. Please refer to the Distribution of Assets, Liabilities, and Shareholders' Equity; Interest Rates and Interest Differential table included in "Results of Operations – Global Wealth Management" for additional information on Stifel Bancorp's average balances and interest income and expense.

Short-term borrowings – Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis, securities lending arrangements, repurchase agreements, advances from the Federal Home Loan Bank, term loans, and committed bank line financing on an unsecured basis. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statements of financial condition. We also have an unsecured, committed bank line available.

Our uncommitted secured lines of credit at December 31, 2022, totaled $880.0 billion with four banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines is subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing on our uncommitted secured lines was $120.0 million during the year ended December 31, 2022. There are no compensating balance requirements under these arrangements. Any borrowings on secured lines of credit are day-to-day and are generally utilized to finance certain fixed income securities. At December 31, 2022, we had no outstanding balances on our uncommitted secured lines of credit.

Federal Home Loan advances are floating-rate advances. The weighted average interest rates during the year ended December 31, 2022, on these advances was 1.72%. The advances are secured by Stifel Bancorp's residential mortgage loan portfolio and investment portfolio. The interest rates reset on a daily basis. Stifel Bancorp has the option to prepay these advances without penalty on the interest reset date. At December 31, 2022, there were no Federal Home Loan advances.

Unsecured borrowings – On May 27, 2021, the Company and Stifel entered into an unsecured revolving credit facility agreement (the "Credit Facility"). The Credit Facility has a maturity date of May 2026, and the lenders include a number of financial institutions. This committed unsecured borrowing facility provides for maximum borrowings of up to $500.0 million, with a sublimit of $200.0 million for the Company. Stifel may borrow up to $500.0 million under the Credit Facility, depending on the amount of outstanding borrowings of the Company. The interest rates on borrowings under the Credit Facility are variable and based on the Secured Overnight Financing Rate. There were no borrowings outstanding on the Credit Facility as of December 31, 2022.

We can draw upon this line as long as certain restrictive covenants are maintained. Under the Credit Facility, we are required to maintain compliance with a minimum consolidated tangible net worth covenant, as defined, and a maximum consolidated total capitalization ratio covenant, as defined. In addition, Stifel, our broker-dealer subsidiary, is required to maintain compliance with a minimum regulatory excess net capital percentage covenant, as defined, and our bank subsidiaries are required to maintain their status as well-capitalized, as defined.

Our revolving credit facility contains customary events of default, including, without limitation, payment defaults, breaches of representations and warranties, covenant defaults, cross-defaults to similar obligations, certain events of bankruptcy and insolvency, and judgment defaults. At December 31, 2022, we had no advances on the Credit Facility and were in compliance with all covenants and currently do not expect any covenant violations.

Federal Home Loan Bank Advances and other secured financing – Stifel Bancorp has borrowing capacity with the Federal Home Loan Bank of $5.8 billion at December 31, 2022, and $64.5 million in federal funds agreements for the purpose of purchasing short-term funds should additional liquidity be needed. At December 31, 2022, there were no outstanding Federal Home Loan Bank advances. Stifel Bancorp is eligible to participate in the Federal Reserve's discount window program; however, Stifel Bancorp does not view borrowings from the Federal Reserve as a primary means of funding. The credit available in this program is subject to periodic review, may be terminated or reduced at the discretion of the Federal Reserve, and is secured by securities. Stifel Bancorp has borrowing capacity of $1.3 billion with the Federal Reserve's discount window at December 31, 2022. Stifel Bancorp receives overnight funds from excess cash held in Stifel brokerage accounts, which are deposited into a money market account. These balances totaled $25.3 billion at December 31, 2022. At December 31, 2022, there was $27.5 billion in client money market and FDIC-insured product balances.

Public Offering of Senior Notes – On July 15, 2014, we sold in a registered underwritten public offering, $300.0 million in aggregate principal amount of 4.25% senior notes due July 2024 (the "2014 Notes"). Interest on the 2014 Notes is payable semi-annually in arrears. We may redeem the 2014 Notes in whole or in part, at our option, at a redemption price equal to 100% of their principal amount, plus a "make-whole" premium and accrued and unpaid interest, if any, to the date of redemption. In July 2016, we issued an additional $200.0 million in aggregate principal amount of 4.25% senior notes due 2024. In July 2014, we received a BBB- rating on the 2014 Notes.

On October 4, 2017, we completed the pricing of a registered underwritten public offering of $200.0 million in aggregate principal amount of 5.20% senior notes due October 2047. Interest on the senior notes is payable quarterly in arrears in January, April, July, and October. On or after October 15, 2022, we may redeem some or all of the senior notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date. On October 27, 2017, we completed the sale of an additional $25.0 million aggregate principal amount of Notes pursuant to the over-allotment option. In October 2017, we received a BBB- rating on the notes.

On May 20, 2020, we sold in a registered underwritten public offering, $400.0 million in aggregate principal amount of 4.00% senior notes due May 2030. Interest on these senior notes is payable semi-annually in arrears in May and November. We may redeem the notes in whole or in part, at our option, at a redemption price equal to the greater of a) 100% of their principal amount or b) discounted present value at Treasury rate plus 50 basis points prior to February 15, 2030, and on or after February 15, 2030, at 100% of their principal amount, and accrued and unpaid interest, if any, to the date of redemption. In May 2020, we received a BBB- rating on the notes.

Public Offering of Preferred Stock – In July 2016, the Company completed an underwritten registered public offering of $150.0 million 6.25% Non-Cumulative Perpetual Preferred Stock, Series A. On August 20, 2021, the Company redeemed all of the outstanding Series A Preferred Stock.

In February 2019, the Company completed an underwritten registered public offering of $150.0 million 6.25% Non-Cumulative Perpetual Preferred Stock, Series B. In March 2019, we completed a public offering of an additional $10.0 million of Series B Preferred, pursuant to the over-allotment option.

In May 2020, the Company completed an underwritten registered public offering of $225.0 million 6.125% Non-Cumulative Perpetual Preferred Stock, Series C, which included the sale of $25.0 million of Series C Preferred pursuant to an over-allotment option.

On July 22, 2021, the Company completed an underwritten registered public offering of $300.0 million of 4.50% Non-Cumulative Perpetual Preferred Stock, Series D. When, as, and if declared by the board of directors of the Company, dividends will be payable at an annual rate of 4.50%, payable quarterly, in arrears. The Company may redeem the Series D preferred stock at its option, subject to regulatory approval, on or after August 15, 2026.

Credit Rating

We believe our current rating depends upon a number of factors, including industry dynamics, operating and economic environment, operating results, operating margins, earnings trends and volatility, balance sheet composition, liquidity and liquidity management, our capital structure, our overall risk management, business diversification, and our market share and competitive position in the markets in which we operate. Deteriorations in any of these factors could impact our credit rating. A reduction in our credit rating could adversely affect our liquidity and competitive position, increase our incremental borrowing costs, limit our access to the capital markets, or trigger our obligations under certain financial agreements. As such, we may not be able to successfully obtain additional outside financing to fund our operations on favorable terms, or at all.

We believe our existing assets, a significant portion of which are liquid in nature, together with the funds from operations, available informal short-term credit arrangements, and our ability to raise additional capital will provide sufficient resources to meet our present and anticipated financing needs.

Use of Capital Resources

On July 1, 2022, the Company acquired ACXIT Capital Partners, a leading independent corporate finance and financial advisory firm serving European middle-market clients and entrepreneurs. Consideration for this acquisition consisted primarily of cash from operations.

On December 22, 2022, the Company announced it signed a definitive agreement to acquire Torreya Partners LLC, a leading independent M&A and private capital advisory firm serving the global life sciences industry.

The Company's Board of Directors approved a 20% increase in the quarterly dividend to $0.36 per common share starting in the first quarter of 2023.

During the year ended December 31, 2022, we repurchased $105.8 million, or 1.8 million shares, at an average price of $60.24 per share.

As part of our ongoing operations, we also enter into contractual arrangements that may require future cash payments, including certificates of deposit, lease obligations, and other contractual arrangements. See Notes 13 and 20 of the Notes to the Consolidated Financial Statements for information regarding our certificates of deposit and lease obligations, respectively. We have entered into investment commitments, lending commitments, and other commitments to extend credit for which we are unable to reasonably predict the timing of future payments. See Note 24 of the Notes to Consolidated Financial Statements for further information.

The following table summarizes the activity related to our company's note receivable from January 1, 2021 to December 31, 2022 *(in thousands)*:

	2022	2021
Beginning balance – January 1	$ 653,955	$ 596,993
Notes issued – organic growth	132,653	145,700
Notes issued – acquisitions[1]	—	35,000
Amortization	(132,012)	(114,690)
Other	(484)	(9,048)
Ending balance – December 31	$ 654,112	$ 653,955

[1] Notes issued in conjunction with the acquisition of Vining Sparks in 2021.

We have paid $132.7 million in the form of upfront notes to financial advisors for transition pay during the year ended December 31, 2022. As we continue to take advantage of the opportunities created by market displacement and as competition for skilled professionals in the industry increases, we may decide to devote more significant resources to attracting and retaining qualified personnel.

We utilize transition pay, principally in the form of upfront demand notes, to aid financial advisors, who have elected to join our firm, to supplement their lost compensation while transitioning their customers' accounts to the Stifel platform. The initial value of the notes is determined primarily by the financial advisors' trailing production and assets under management. These notes are generally forgiven over a five- to ten-year period based on production. The future estimated amortization expense of the upfront notes, assuming current-year production levels and static growth for the years ended December 31, 2023, 2024, 2025, 2026, 2027, and thereafter, is $153.9 million, $112.8 million, $91.8 million, $82.8 million, $64.0 million, and $148.8 million, respectively. These estimates could change if we continue to grow our business through expansion or experience increased production levels.

We maintain an incentive stock plan and a wealth accumulation plan that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to our associates. Historically, we have granted stock units to our associates as part of our retention program. A restricted stock unit or restricted stock award represents the right to receive a share of the Company's common stock at a designated time in the future without cash payment by the associate and is issued in lieu of cash incentive, principally for deferred compensation and employee retention plans. The restricted stock units or restricted stock awards generally vest over the next one to ten years after issuance and are distributed at predetermined future payable dates once vesting occurs. Restricted stock awards are restricted as to sale or disposition. These restrictions lapse over the next one to four years.

At December 31, 2022, the total number of restricted stock units, Performance-based Restricted Stock Units ("PRSUs"), and restricted stock awards outstanding was 17.4 million, of which 14.8 million were unvested. At December 31, 2022, there was approximately $672.5 million of unrecognized compensation cost for all deferred awards, which is expected to be recognized over a weighted-average period of 2.6 years.

The future estimated compensation expense of the deferred awards, assuming current year forfeiture levels and static growth for the years ended December 31, 2023, 2024, 2025, 2026, 2027, and thereafter, is $202.9 million, $173.5 million, $135.3 million, $94.1 million, $32.9 million, and $33.8 million, respectively. These estimates could change if our forfeitures change from historical levels.

Net Capital Requirements – We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to our company from our subsidiaries. Distributions from our broker-dealer subsidiaries are subject to net capital rules. These subsidiaries have historically operated in excess of minimum net capital requirements. However, if distributions were to be limited in the future due to the failure of our subsidiaries to comply with the net capital rules or a change in the net capital rules, it could have a material and adverse effect to our company by limiting our operations that require intensive use of capital, such as underwriting or trading activities, or limit our ability to implement our business and growth strategies, pay interest on and repay the principal of our debt, and/or repurchase our common stock. Our non-broker-dealer subsidiaries, Stifel Bank & Trust, Stifel Bank, Stifel Trust Company, N.A., and Stifel Trust Company Delaware, N.A., are also subject to various regulatory capital requirements administered by the federal banking agencies. Our broker-dealer subsidiaries and our bank subsidiaries have consistently operated in excess of their capital adequacy requirements. Our Canadian subsidiary, SNC, is subject to the regulatory supervision and requirements of IIROC.

At December 31, 2022, Stifel had net capital of $538.6 million, which was 48.1% of aggregate debit items and $516.3 million in excess of its minimum required net capital. At December 31, 2022, all of our broker-dealer subsidiaries' net capital exceeded the minimum net capital required under the SEC rule. At December 31, 2022, SNEL's capital and reserves were in excess of the financial resources requirement under the rules of the FCA. At December 31, 2022, our banking subsidiaries were considered well capitalized under the regulatory framework for prompt corrective action. At December 31, 2022, SNC's net capital and reserves were in excess of the financial resources requirement under the rules of the IIROC. See Note 19 of the Notes to Consolidated Financial Statements for details of our regulatory capital requirements.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements in accordance with U.S. generally accepted accounting principles and pursuant to the rules and regulations of the SEC, we make assumptions, judgments, and estimates that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosures of contingent assets and liabilities. We base our assumptions, judgments, and estimates on historical experience and various other factors that we

believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. On a regular basis, we evaluate our assumptions, judgments, and estimates. We also discuss our critical accounting policies and estimates with the Audit Committee of the Board of Directors.

We believe that the assumptions, judgments, and estimates involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements. These areas are key components of our results of operations and are based on complex rules that require us to make assumptions, judgments, and estimates, so we consider these to be our critical accounting policies. Historically, our assumptions, judgments, and estimates relative to our critical accounting policies and estimates have not differed materially from actual results.

For a full description of these and other accounting policies, see Note 2 of the Notes to Consolidated Financial Statements.

Valuation of Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including trading securities owned, available-for-sale securities, investments, trading securities sold, but not yet purchased, and derivatives.

Trading securities owned and pledged and trading securities sold, but not yet purchased, are carried at fair value on the consolidated statements of financial condition, with unrealized gains and losses reflected on the consolidated statements of operations.

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, or an exit price. The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Financial instruments with readily available active quoted prices or for which fair value can be measured from actively quoted prices in active markets generally have more pricing observability and less judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted have less pricing observability and are measured at fair value using valuation models that require more judgment. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, the characteristics specific to the transaction, and overall market conditions generally.

When available, we use observable market prices, observable market parameters, or broker or dealer quotes (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our trading securities and other investments owned, trading securities pledged as collateral, and trading securities sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term, and the differences could be material.

We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, *"Fair Value Measurement and Disclosures."* Fair value measurements of financial instruments that use quoted prices in active markets for identical assets or liabilities are generally categorized as Level 1, and fair value measurements of financial instruments that have no direct observable levels are generally categorized as Level 3. All other fair value measurements of financial instruments that do not fall within the Level 1 or Level 3 classification are considered Level 2. The lowest level input that is significant to the fair value measurement of a financial instrument is used to categorize the instrument and reflects the judgment of management.

Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. We have identified Level 3 financial instruments to include certain asset-backed securities, consisting of collateral loan obligation securities, that have experienced low volumes of executed transactions, certain corporate bonds and equity securities where there was less frequent or nominal market activity, investments in private equity funds, and auction rate securities for which the market has been dislocated and largely ceased to function. Our Level 3 asset-backed securities are valued using cash flow models that utilize unobservable inputs. Level 3 corporate bonds are valued using prices from comparable securities. Equity securities with unobservable inputs are valued using management's best estimate of fair value, where the inputs require significant management judgment. Auction rate securities are valued based upon our expectations of issuer redemptions and using internal models.

Contingencies

We are involved in various pending and potential legal proceedings related to our business, including litigation, arbitration, and regulatory proceedings. Some of these matters involve claims for substantial amounts, including claims for punitive damages. We have, after consultation with outside legal counsel and consideration of facts currently known by management, recorded estimated losses in accordance with Topic 450 ("Topic 450"), *"Contingencies,"* to the extent that claims are probable of loss and the amount of the loss can be reasonably estimated. The determination of these reserve amounts requires us to use significant judgment, and our final liabilities may ultimately be materially different. This determination is inherently subjective, as it requires estimates that are subject to potentially significant revision as more information becomes available and due to subsequent events. In making these determinations, we consider many factors, including, but not limited to, the loss and damages sought by the plaintiff or claimant, the basis and validity of the claim, the likelihood of a successful defense against the claim, and the potential for, and magnitude of, damages or settlements from such pending and potential litigation and arbitration proceedings, and fines and penalties or orders from regulatory agencies. See Item 3, "Legal Proceedings," in Part I of this report for information on our legal, regulatory, and arbitration proceedings.

Allowance for Credit Losses

The measurement of the allowance for credit losses, which includes the allowance for loan losses and the reserve for unfunded lending commitments, is based on management's best estimate of lifetime expected credit losses inherent in the Company's relevant financial assets.

The expected credit losses on our loan portfolio are referred to as the allowance for loan losses and are reported separately as a contra-asset to loans on the consolidated statement of financial condition. The expected credit losses for unfunded lending commitments, including standby letters of credit and binding unfunded loan commitments, are reported on the consolidated statement of financial condition in accounts payable and accrued expenses. The provision for loan losses related to the loan portfolio and the provision for unfunded lending commitments are reported in the consolidated statement of operations in provision for credit losses.

For loans, the expected credit loss is typically estimated using quantitative methods that consider a variety of factors, such as historical loss experience derived from proxy data, the current credit quality of the portfolio, as well as an economic outlook over the life of the loan. The life of the loan for closed-ended products is based on the contractual maturity of the loan adjusted for any expected prepayments. The contractual maturity includes any extension options that are at the sole discretion of the borrower. For open-ended products, the expected credit loss is determined based on the maximum repayment term associated with future draws from credit lines.

In our loss forecasting framework, we incorporate forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. To estimate losses for contractual periods that extend beyond the forecast horizon, we revert to an average historical loss experience. As any one economic outlook is inherently uncertain, we leverage multiple scenarios. The scenarios that are chosen each quarter and the amount of weighting given to each scenario depend on a variety of factors, including recent economic events, leading economic indicators, and industry trends. The reserve for unfunded lending commitments is estimated using the same scenarios, models, and economic data as the loan portfolio.

The allowance for loan losses includes adjustments for qualitative reserves based on our company's assessment that may not be adequately represented in the quantitative methods or the economic assumptions described above. For example, factors that we consider include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and nonaccrual loans, the effect of external factors such as competition, and legal and regulatory requirements, among others. Further, we consider the inherent uncertainty in quantitative models that are built on historical data. As a result of the uncertainty inherent in the quantitative models, other quantitative and qualitative factors are considered in adjusting allowance amounts, including, but not limited to, the following: model imprecision, imprecision in macroeconomic scenario forecasts, or changes in the economic environment affecting specific portfolio segments that deviate from the macroeconomic forecasts. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Depending on changes in circumstances, future assessments of credit risk may yield materially different results from the prior estimates, which may require an increase or a decrease in the allowance for loan losses.

As described above, the process to determine the allowance for credit losses requires numerous estimates and assumptions, some of which require a high degree of judgment and are often interrelated. Changes in the estimates and assumptions can result in significant changes in the allowance for credit losses. Our process for determining the allowance for credit losses is further discussed in Note 1 of the Notes to Consolidated Financial Statements.

Income Taxes

The provision for income taxes and related tax reserves is based on our consideration of known liabilities and tax contingencies for multiple taxing authorities. Known liabilities are amounts that will appear on current tax returns, amounts that have been agreed to in revenue agent revisions as the result of examinations by the taxing authorities, and amounts that will follow from such examinations but affect years other than those being examined. Tax contingencies are liabilities that might arise from a successful challenge by the taxing authorities taking a contrary position or interpretation regarding the application of tax law to our tax return filings. Factors considered in estimating our liability are results of tax audits, historical experience, and consultation with tax attorneys and other experts.

Accounting Standards Codification ("ASC") Topic 740 ("Topic 740"), *"Income Taxes,"* clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribed recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. The impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more likely than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, Topic 740 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Goodwill and Intangible Assets

Under the provisions of ASC Topic 805, *"Business Combinations,"* we record all assets and liabilities acquired in purchase acquisitions, including goodwill and other intangible assets, at fair value. Determining the fair value of assets and liabilities requires certain estimates.

Goodwill for certain acquisitions is deductible for tax purposes. The amortization of goodwill for tax purposes creates a cash tax savings due to a reduction in the current taxes payable. We have recorded cash tax savings for the year ending

December 31, 2022, of $10.0 million and anticipate cumulative future cash savings of $88.7 million as of result of the tax amortization of goodwill.

In accordance with ASC Topic 350, *"Intangibles – Goodwill and Other,"* indefinite-life intangible assets and goodwill are not amortized. Rather, they are subject to impairment testing on an annual basis, or more often if events or circumstances indicate there may be impairment. This test involves assigning tangible assets and liabilities as well as identified intangible assets and goodwill to reporting units and comparing the fair value of each reporting unit to its carrying amount. If the fair value is less than the carrying amount, a further test is required to measure the amount of the impairment.

We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. We test for impairment at the reporting unit level, which is generally at the level of or one level below our company's business segments. For both the annual and interim tests, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value of a reporting unit is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair values of the reporting units are derived based on valuation techniques we believe market participants would use for each of the reporting units. Our annual goodwill impairment testing was completed as of October 1, 2022, with no impairment charges resulting from the annual impairment tests.

The goodwill impairment test requires us to make judgments in determining what assumptions to use in the calculation. Assumptions, judgments, and estimates about future cash flows and discount rates are complex and often subjective. They can be affected by a variety of factors, including, among others, economic trends and market conditions, changes in revenue growth trends or business strategies, unanticipated competition, discount rates, technology, or government regulations. In assessing the fair value of our reporting units, the volatile nature of the securities markets and industry requires us to consider the business and market cycle and assess the stage of the cycle in estimating the timing and extent of future cash flows. In addition to discounted cash flows, we consider other information, such as public market comparables and multiples of recent mergers and acquisitions of similar businesses. Although we believe the assumptions, judgments, and estimates we have made in the past have been reasonable and appropriate, different assumptions, judgments, and estimates could materially affect our reported financial results.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Recent Accounting Pronouncements

See Note 2 of the Notes to Consolidated Financial Statements for information regarding the effect of new accounting pronouncements on our consolidated financial statements.

Off-Balance Sheet Arrangements

Information concerning our off-balance sheet arrangements is included in Note 24 of the Notes to Consolidated Financial Statements. Such information is hereby incorporated by reference.

Dilution

As of December 31, 2022, there were 17,354,801 outstanding restricted stock units, PRSUs, and restricted stock awards. A restricted stock unit represents the right to receive a share of the Company's common stock at a designated time in the future without cash payment by the associate and is issued in lieu of cash incentive, principally for deferred compensation and employee retention plans. The restricted stock units vest on an annual basis over the next one to ten years and are distributable, if vested, at future specified dates. Restricted stock awards are restricted as to sale or disposition. These restrictions lapse over the next one

to five years. Of the outstanding restricted stock units, PRSUs, and restricted stock awards, 2,509,601 shares are currently vested and 14,845,200 are unvested. Assuming vesting requirements are met, the Company anticipates that 3,857,625 shares under these awards will be distributed in 2023, 3,751,113 will vest in 2024, 2,315,430 will vest in 2025, and the balance of 4,921,032 will be distributed thereafter.

An associate will realize income as a result of an award of stock units at the time shares are distributed in an amount equal to the fair market value of the shares at that time, and we are entitled to a corresponding tax deduction in the year of vesting in some instances, or delivery in other instances. Unless an associate elects to satisfy the withholding in another manner, either by paying the amount in cash or by delivering shares of Stifel Financial Corp. common stock already owned by the individual for at least six months, we may satisfy tax withholding obligations on income associated with the grants by reducing the number of shares otherwise deliverable in connection with the awards. The reduction will be calculated based on a current market price of our common stock. Based on current tax law, we anticipate that the shares issued when the awards are paid to the associates will be reduced by approximately 35% to satisfy the maximum withholding obligations, so that approximately 65% of the total restricted stock units that are distributable in any particular year will be converted into issued and outstanding shares.

It has been our practice historically to satisfy almost all tax withholding obligations on income associated with the grants by reducing the number of shares otherwise deliverable in connection with the awards. We anticipate that practice will continue, as recently our Compensation Committee made a determination to satisfy tax withholding obligations through the cancellation of shares subject to an award. In addition, the plan pursuant to which we issue restricted stock units and restricted stock awards permits us to elect to settle certain awards entirely in cash, and we may elect to do so as those awards vest and become deliverable.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

Risks are an inherent part of our business and activities. Management of these risks is critical to our soundness and profitability. Risk management at our company is a multi-faceted process that requires communication, judgment, and knowledge of financial products and markets. Our senior management group takes an active role in the risk management process and requires specific administrative and business functions to assist in the identification, assessment, monitoring, and control of various risks. The principal risks involved in our business activities are: market (interest rates and equity prices), credit, capital and liquidity, operational, and regulatory and legal.

We have adopted policies and procedures concerning Enterprise Risk Management. The Risk Management/Corporate Governance Committee of the Board of Directors, in exercising its oversight of management's activities, conducts periodic reviews and discussions with management regarding the guidelines and policies governing the processes by which risk assessment and risk management are handled.

Market Risk

The potential for changes in the value of financial instruments owned by our company resulting from changes in interest rates and equity prices is referred to as "market risk." Market risk is inherent to financial instruments, and accordingly, the scope of our market risk management procedures includes all market risk-sensitive financial instruments.

We trade tax-exempt and taxable debt obligations, including U.S. treasury bills, notes, and bonds; U.S. government agency and municipal notes and bonds; bank certificates of deposit; mortgage-backed securities; and corporate obligations. We are also an active market-maker in over-the-counter equity securities. In connection with these activities, we may maintain inventories in order to ensure availability and to facilitate customer transactions.

Changes in value of our financial instruments may result from fluctuations in interest rates, credit ratings, equity prices, and the correlation among these factors, along with the level of volatility.

We manage our trading businesses by product and have established trading departments that have responsibility for each product. The trading inventories are managed with a view toward facilitating client transactions, considering the risk and profitability of each inventory position. Position limits in trading inventory accounts are established by our Enterprise Risk Management department and monitored on a daily basis within the business units. We monitor inventory levels and results of the trading departments, as well as inventory aging, pricing, concentration, securities ratings, and risk sensitivities.

We are also exposed to market risk based on our other investing activities. These investments consist of investments in private equity partnerships, startup companies, venture capital investments, and zero coupon U.S. government securities and are included under the caption "Investments" on the consolidated statements of financial condition.

Interest Rate Risk

We are exposed to interest rate risk as a result of maintaining inventories of interest rate-sensitive financial instruments and from changes in the interest rates on our interest-earning assets (including client loans, stock borrow activities, investments, inventories, and resale agreements) and our funding sources (including client cash balances, Federal Home Loan Bank advances, stock lending activities, bank borrowings, and repurchase agreements), which finance these assets. The collateral underlying financial instruments at the broker-dealer is repriced daily, thus requiring collateral to be delivered as necessary. Interest rates on client balances and stock borrow and lending produce a positive spread to our company, with the rates generally fluctuating in parallel.

We manage our inventory exposure to interest rate risk by setting and monitoring limits and, where feasible, hedging with offsetting positions in securities with similar interest rate risk characteristics. While a significant portion of our securities inventories have contractual maturities in excess of five years, these inventories, on average, turn over several times per year.

Additionally, we monitor, on a daily basis, the Value-at-Risk ("VaR") in our trading portfolios using a ten-day horizon and report VaR at a 99% confidence level. VaR is a statistical technique used to estimate the probability of portfolio losses based on the statistical analysis of historical price trends and volatility. This model assumes that historical changes in market conditions are representative of future changes, and trading losses on any given day could exceed the reported VaR by significant amounts in unusually volatile markets. Further, the model involves a number of assumptions and inputs. While we believe that the assumptions and inputs we use in our risk model are reasonable, different assumptions and inputs could produce materially different VaR estimates.

The following table sets forth the high, low, and daily average VaR for our trading portfolios during the year ended December 31, 2022, and the daily VaR at December 31, 2022 and 2021 *(in thousands)*:

| | December 31, 2022 | | | VaR Calculation at December 31, | |
	High	Low	Daily Average	2022	2021
Daily VaR	$13,709	$4,448	$7,700	$6,293	$6,044

Stifel Bancorp's interest rate risk is principally associated with changes in market interest rates related to residential, consumer, and commercial lending activities, as well as FDIC-insured deposit accounts to customers of our broker-dealer subsidiaries and to the general public.

Our primary emphasis in interest rate risk management for Stifel Bancorp is the matching of assets and liabilities of similar cash flow and repricing time frames. This matching of assets and liabilities reduces exposure to interest rate movements and aids in stabilizing positive interest spreads. Stifel Bancorp has established limits for acceptable interest rate risk and acceptable portfolio value risk. To ensure that Stifel Bancorp is within the limits established for net interest income, an analysis of net interest income based on various shifts in interest rates is prepared each quarter and presented to Stifel Bancorp's Board of Directors. Stifel Bancorp utilizes a third-party model to analyze the available data.

The following table illustrates the estimated change in net interest income at December 31, 2022, based on shifts in interest rates of up to positive 200 basis points and negative 200 basis points:

Hypothetical Change in Interest Rates	Projected Change in Net Interest Margin
+200	12.8 %
+100	6.4
0	—
-100	(1.3)
-200	(10.1)

The following GAP Analysis table indicates Stifel Bancorp's interest rate sensitivity position at December 31, 2022 *(in thousands)*:

| | Repricing Opportunities | | | |
	0-6 Months	7-12 Months	1-5 Years	5+ Years
Interest-earning assets:				
Loans	$13,099,813	$ 433,027	$ 3,432,622	$ 3,999,141
Securities	6,198,474	54,918	725,069	926,800
Interest-bearing cash	551,846	—	—	—
	$19,850,133	$ 487,945	$ 4,157,691	$ 4,925,941
Interest-bearing liabilities:				
Transaction accounts and savings	$26,828,938	$ —	$ —	$ —
Certificates of deposit	6,884	14	5	—
	$26,835,822	$ 14	$ 5	$ —
GAP	(6,985,689)	487,931	4,157,686	4,925,941
Cumulative GAP	$(6,985,689)	$(6,497,758)	$(2,340,072)	$2,585,869

Equity Price Risk

We are exposed to equity price risk as a consequence of making markets in equity securities. We attempt to reduce the risk of loss inherent in our inventory of equity securities by monitoring those security positions constantly throughout each day.

Our equity securities inventories are repriced on a regular basis, and there are no unrecorded gains or losses. Our activities as a dealer are client-driven, with the objective of meeting clients' needs while earning a positive spread.

Credit Risk

We are engaged in various trading and brokerage activities, with the counterparties primarily being broker-dealers. In the event counterparties do not fulfill their obligations, we may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. We manage this risk by imposing and monitoring position limits for each counterparty, monitoring trading counterparties, conducting regular credit reviews of financial counterparties, reviewing security concentrations, holding and marking to market collateral on certain transactions, and conducting business through clearing organizations, which guarantee performance.

Our client activities involve the execution, settlement, and financing of various transactions on behalf of our clients. Client activities are transacted on either a cash or margin basis. Credit exposure associated with our private client business consists primarily of customer margin accounts, which are monitored daily and are collateralized. We monitor exposure to industry sectors and individual securities and perform analyses on a regular basis in connection with our margin lending activities. We adjust our margin requirements if we believe our risk exposure is not appropriate based on market conditions.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2022, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $1.8 billion and the fair value of the collateral that had been sold or repledged was $212.0 million.

By using derivative instruments, we are exposed to credit and market risk on those derivative positions. Credit risk is equal to the fair value gain in a derivative, if the counterparty fails to perform. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes our company and, therefore, creates a repayment risk for our company. When the fair value of a derivative contract is negative, we owe the counterparty and, therefore, have no repayment risk. We minimize the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically by senior management.

Stifel Bancorp extends credit to individual and commercial borrowers through a variety of loan products, including residential and commercial mortgage loans, home equity loans, construction loans, and non-real-estate commercial and consumer loans. Bank loans are generally collateralized by real estate, real property, or other assets of the borrower. Stifel Bancorp's loan policy includes criteria to adequately underwrite, document, monitor, and manage credit risk. Underwriting requires reviewing and documenting the fundamental characteristics of credit, including character, capacity to service the debt, capital, conditions, and collateral. Benchmark capital and coverage ratios are utilized, which include liquidity, debt service coverage, credit, working capital, and capital to asset ratios. Lending limits are established to include individual, collective, committee, and board authority. Monitoring credit risk is accomplished through defined loan review procedures, including frequency and scope.

We are subject to concentration risk if we hold large positions, extend large loans to, or have large commitments with a single counterparty, borrower, or group of similar counterparties or borrowers (i.e., in the same industry). Securities purchased under agreements to resell consist of securities issued by the U.S. government or its agencies. Receivables from and payables to clients and stock borrow and lending activities, both with a large number of clients and counterparties, and any potential concentration are carefully monitored. Stock borrow and lending activities are executed under master netting agreements, which gives our company right of offset in the event of counterparty default. Inventory and investment positions taken and commitments made, including underwritings, may involve exposure to individual issuers and businesses. We seek to limit this risk through careful review of counterparties and borrowers and the use of limits established by our senior management group, taking into consideration

factors including the financial strength of the counterparty, the size of the position or commitment, the expected duration of the position or commitment, and other positions or commitments outstanding.

Operational Risk

Operational risk generally refers to the risk of loss resulting from our operations, including, but not limited to, business disruptions, improper or unauthorized execution and processing of transactions, deficiencies in our technology or financial operating systems, and inadequacies or breaches in our control processes, including cyber security incidents (see Item 1A, Risk Factors in this report for a discussion of certain cyber security risks).

We operate different businesses in diverse markets and are reliant on the ability of our associates and systems to process a large number of transactions. These risks are less direct than credit and market risk, but managing them is critical, particularly in a rapidly changing environment with increasing transaction volumes. In the event of a breakdown or improper operation of systems or improper action by associates, we could suffer financial loss, regulatory sanctions, and damage to our reputation. In order to mitigate and control operational risk, we have developed and continue to enhance specific policies and procedures that are designed to identify and manage operational risk at appropriate levels throughout the organization and within such departments as Accounting, Operations, Information Technology, Legal, Compliance, and Internal Audit. These control mechanisms attempt to ensure that operational policies and procedures are being followed and that our various businesses are operating within established corporate policies and limits. Business continuity plans exist for critical systems, and redundancies are built into the systems as deemed appropriate.

Regulatory and Legal Risk

Legal risk includes the risk of private client group customer claims for sales practice violations. While these claims may not be the result of any wrongdoing, we do, at a minimum, incur costs associated with investigating and defending against such claims. See further discussion on our legal reserves policy under "Critical Accounting Policies and Estimates" in Item 7, Part II and "Legal Proceedings" in Item 3, Part I of this report. In addition, we are subject to potentially sizable adverse legal judgments or arbitration awards, and fines, penalties, and other sanctions for non-compliance with applicable legal and regulatory requirements. We are generally subject to extensive regulation by the SEC, FINRA, and state securities regulators in the different jurisdictions in which we conduct business. As a bank holding company, we are subject to regulation by the Federal Reserve. Our bank subsidiaries are subject to regulation by the FDIC. As a result, we are subject to a risk of loss resulting from failure to comply with banking laws. Our international subsidiary, SNEL, is subject to the regulatory supervision and requirements of the FCA in the United Kingdom. Our Canadian subsidiary, SNC, is subject to the regulatory supervision and requirements of the IIROC. We have comprehensive procedures addressing issues such as regulatory capital requirements, sales and trading practices, use of and safekeeping of customer funds, the extension of credit, including margin loans, collection activities, money laundering, and record keeping. We act as an underwriter or selling group member in both equity and fixed income product offerings. When acting as lead or co-lead manager, we have potential legal exposure to claims relating to these securities offerings. To manage this exposure, a committee of senior executives review proposed underwriting commitments to assess the quality of the offering and the adequacy of due diligence investigation.

Our company, as a bank and financial holding company, is subject to regulation, including capital requirements, by the Federal Reserve. Stifel Bancorp is subject to various regulatory capital requirements administered by the FDIC and state banking authorities. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our company's and Stifel Bancorp's financial statements.

Effects of Inflation

Our assets are primarily monetary, consisting of cash, securities inventory, and receivables from customers and brokers and dealers. These monetary assets are generally liquid and turn over rapidly and, consequently, are not significantly affected by inflation. However, the rate of inflation affects various expenses of our company, such as employee compensation and benefits, communications and office supplies, and occupancy and equipment rental, which may not be readily recoverable in the price of services we offer to our clients. Further, to the extent inflation results in rising interest rates and has other adverse effects upon the securities markets, it may adversely affect our financial position and results of operations.

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders of Stifel Financial Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial condition of Stifel Financial Corp. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 17, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses

Description of the Matter   The Company's loans held for investment portfolio totaled $20.6 billion as of December 31, 2022 and the associated allowance for credit losses (ACL) was $147.8 million, which includes the allowance for loan losses of $111.6 million and the reserve for unfunded lending commitments of $36.2 million. The loans held for investment portfolio and associated ACL is comprised of commercial loans (as defined as commercial and industrial, commercial real estate, fund banking, and construction and land) and consumer loans (as defined as residential real estate, securities-based loans, home equity lines of credit and other). As discussed above and in Notes 2 and 8 to the consolidated financial statements, the ACL is calculated using: quantitative methods that rely on a variety of factors such as historical loss experience derived from proxy data, the current credit quality of the portfolio and incorporating forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the asset and qualitative reserves for factors that are not adequately reflected in the quantitative models. Management considers various factors, as well as uncertainty inherent in the quantitative models, when assessing its qualitative reserves, including, but not limited to: model imprecision, imprecision in the macroeconomic scenario forecasts, or changes in the economic environment affecting specific portfolio segments that deviate from the macroeconomic forecasts.

How We Addressed the Matter in Our Audit   Auditing management's estimate of the commercial qualitative allowance reserve involves a high degree of subjectivity. Management's considerations of the inherent uncertainty in the quantitative model due to model imprecision and resulting qualitative adjustments, are highly judgmental and could have a significant effect on the ACL.

We obtained an understanding of the Company's process for establishing the ACL, including the estimation of the qualitative allowance reserve. We evaluated the design and tested the operating effectiveness of controls and governance over the appropriateness of these components of the ACL, including controls over the review of the ACL methodology, the review over the identification and measurement of qualitative adjustments, including data and assumptions used in the measurement, and management's review of the overall adequacy of the allowance for losses.

To test the reasonableness of the qualitative adjustments used in the measurement of the ACL, we evaluated management's assessment of the quantitative results to determine whether qualitative adjustments are necessary. With the assistance of specialists, we assessed management's methodology and whether relevant risks were reflected in the quantitative models and whether qualitative adjustments to the model output were appropriate. We tested the sufficiency, reliability, and relevance of the information used in developing the qualitative adjustment, including portfolio specific risk assessments, historical proxy loss data, and management's analyses of economic scenario sensitivity. We also evaluated whether the overall ACL amount, including qualitative adjustments, appropriately reflects expected credit losses within the portfolio by comparing the overall ACL to those established by peer banking institutions with similar loan portfolios. Additionally, we evaluated the reasonableness of the economic scenarios used in calculating the ACL, including agreeing information to third-party sources and assessing the weighting of the economic scenarios. We also reviewed subsequent events and transactions and considered whether they corroborate or contradict the Company's conclusion.



We have served as the Company's auditor since 2008.

Stamford, Connecticut
February 17, 2023

STIFEL FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
(in thousands, except share and per share amounts)	2022	2021
Assets		
Cash and cash equivalents	$ 2,199,985	$ 1,963,326
Cash segregated for regulatory purposes	29,017	186,331
Receivables:		
Brokerage clients, net	924,385	1,152,877
Broker, dealers, and clearing organizations	418,091	574,256
Securities purchased under agreements to resell	348,162	579,866
Financial instruments owned, at fair value	731,752	1,157,004
Available-for-sale securities, at fair value	1,636,041	2,113,893
Held-to-maturity securities, at amortized cost	5,990,451	5,348,558
Loans:		
Held for investment, net	20,465,092	16,627,847
Held for sale, at lower cost or market	156,912	207,715
Investments, at fair value	99,376	117,804
Fixed assets, net	200,043	168,206
Operating lease right-of-use assets, net	775,949	750,734
Goodwill	1,326,548	1,306,892
Intangible assets, net	130,589	148,157
Loans and advances to financial advisors and other employees, net	654,112	653,955
Deferred tax assets, net	159,207	111,283
Other assets	950,412	881,011
Total assets	37,196,124	34,049,715
Liabilities		
Payables:		
Brokerage clients	770,336	971,924
Brokers, dealers, and clearing organizations	94,954	257,729
Drafts	102,212	122,617
Securities sold under agreements to repurchase	212,011	385,528
Bank deposits	27,117,111	23,280,348
Financial instruments sold, but not yet purchased, at fair value	454,817	756,150
Accrued compensation	677,376	932,804
Accounts payable and accrued expenses	1,264,282	1,134,178
Senior notes, net	1,114,554	1,113,478
Debentures to Stifel Financial Capital Trusts	60,000	60,000
Total liabilities	31,867,653	29,014,756
Equity		
Preferred stock – $1 par value; authorized 3,000,000 shares; issued 27,400 shares	685,000	685,000
Common stock – $0.15 par value; authorized 194,000,000 shares; issued 111,662,034 and 111,661,763 shares, respectively	16,749	16,749
Additional paid-in-capital	1,928,069	1,922,382
Retained earnings	3,169,095	2,757,208
Accumulated other comprehensive income	(117,960)	4,718
Treasury stock, at cost, 6,314,033 and 7,162,850 shares, respectively	(352,482)	(351,098)
Total equity	5,328,471	5,034,959
Total liabilities and equity	$37,196,124	$34,049,715

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Year Ended December 31, 2022	2021	2020
Revenues			
Commissions	$ 710,589	$ 809,500	$ 760,627
Principal transactions	529,033	581,164	588,303
Investment banking	971,485	1,565,381	952,308
Asset management	1,262,919	1,206,516	917,424
Interest	1,099,115	548,400	523,832
Other income	19,685	72,125	75,345
Total revenues	4,592,826	4,783,086	3,817,839
Interest expense	201,387	45,998	65,778
Net revenues	4,391,439	4,737,088	3,752,061
Non-interest expenses:			
Compensation and benefits	2,586,232	2,820,301	2,279,335
Occupancy and equipment rental	313,247	290,243	274,664
Communications and office supplies	175,135	165,490	164,736
Commissions and floor brokerage	57,752	59,681	55,960
Provision for credit losses	33,506	(11,502)	33,925
Other operating expenses	340,451	345,794	292,281
Total non-interest expenses	3,506,323	3,670,007	3,100,901
Income before income tax expense	885,116	1,067,081	651,160
Provision for income taxes	222,961	242,223	147,688
Net income	662,155	824,858	503,472
Preferred dividends	37,281	35,587	27,261
Net income available to common shareholders	$ 624,874	$ 789,271	$ 476,211
Earnings per common share:			
Basic	$ 5.74	$ 7.34	$ 4.49
Diluted	$ 5.32	$ 6.66	$ 4.16
Cash dividends declared per common share	$ 1.20	$ 0.60	$ 0.45
Weighted-average number of common shares outstanding:			
Basic	108,848	107,536	106,174
Diluted	117,540	118,530	114,573

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands)	Year Ended December 31, 2022	2021	2020
Net income	$ 662,155	$824,858	$503,472
Other comprehensive income/(loss), net of tax:[1]			
Changes in unrealized gains/(losses) on available-for-sale securities, net of tax[2]	(177,731)	(19,385)	33,133
Changes in unrealized losses on cash flow hedging instruments, net of tax	—	—	(651)
Foreign currency translation adjustment, net of tax[3]	55,053	(3,536)	6,862
Total other comprehensive income/(loss), net of tax	(122,678)	(22,921)	39,344
Comprehensive income	$ 539,477	$801,937	$542,816

[1] Net of a tax benefit of $41.3 million, tax benefit of $6.7 million, and tax expense of $11.5 million for the years ended December 31, 2022, 2021, and 2020, respectively.

[2] There were no reclassifications to earnings for the years ended December 31, 2022, 2021, and 2020.

[3] During the year ended December 31, 2022, we closed our derivative instruments used to hedge the foreign exchange risk related to our equity investment in non-U.S. Dollar functional currency foreign subsidiaries, primarily the British Pound and Euro. The cumulative gain recognized on these hedges was $98.3 million (net of $23.3 million in taxes). We expect minimal, if any, of these gains to be reclassified from other comprehensive income into earnings over the next 12 months.

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
Consolidated Statements of Changes in Shareholders' Equity

	Year Ended December 31,		
(in thousands, except share and per share amounts)	2022	2021	2020
Preferred stock, par value $1.00 per share:			
Balance, beginning of year	$ 685,000	$ 535,000	$ 310,000
Issuance of preferred stock	—	300,000	225,000
Redemption of preferred stock	—	(150,000)	—
Balance, end of year	685,000	685,000	535,000
Common stock, par value $0.15 per share:			
Balance, beginning of year	16,749	16,749	16,749
Issuance of common stock	—	—	—
Balance, end of year	16,749	16,749	16,749
Additional paid-in-capital:			
Balance, beginning of year	1,922,382	1,888,982	1,903,703
Unit amortization, net of forfeitures	150,408	127,458	118,229
Distributions under employee plans	(144,658)	(120,158)	(126,514)
Issuance of preferred stock	—	(9,112)	(7,005)
Common stock issued for acquisitions	—	35,186	—
Dividends declared to equity-award holders	—	—	350
Other	(63)	26	219
Balance, end of year	1,928,069	1,922,382	1,888,982
Retained earnings:			
Balance, beginning of year	2,757,208	2,078,135	1,715,704
Net income	662,155	824,858	503,472
Dividends declared:			
Common	(148,694)	(74,437)	(56,967)
Preferred	(37,281)	(35,587)	(27,261)
Distributions under employee plans	(65,415)	(35,233)	(49,427)
Cumulative adjustments for accounting changes[1]	—	—	(7,772)
Other	1,122	(528)	386
Balance, end of year	3,169,095	2,757,208	2,078,135
Accumulated other comprehensive income/(loss):			
Balance, beginning of year	4,718	27,639	(11,705)
Unrealized gains/(losses) on securities, net of tax	(177,731)	(19,385)	33,133
Unrealized losses on cash flow hedging activities, net of tax	—	—	(651)
Foreign currency translation adjustment, net of tax	55,053	(3,536)	6,862
Balance, end of year	(117,960)	4,718	27,639
Treasury stock, at cost:			
Balance, beginning of year	(351,098)	(307,739)	(319,660)
Distributions under employee plans	104,447	74,568	70,182
Common stock issued for acquisitions	—	54,814	—
Common stock repurchased	(105,831)	(172,741)	(58,261)
Balance, end of year	(352,482)	(351,098)	(307,739)
Total Stifel Financial Corp. Shareholders' Equity	5,328,471	5,034,959	4,238,766
Non-controlling interests:			
Balance, beginning of year	—	—	54,999
Deconsolidation of non-controlling interest	—	—	(54,999)
Balance, end of year	—	—	—
Total Shareholders' Equity	$5,328,471	$5,034,959	$4,238,766

[1] Cumulative adjustments for accounting changes relate to the adoption of certain accounting updates. See Note 2 of the Notes to Consolidated Financial Statements for additional information.

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
Consolidated Statements of Cash Flows

	Year Ended December 31,		
(in thousands)	2022	2021	2020
Cash Flows From Operating Activities:			
Net income	$ 662,155	$ 824,858	$ 503,472
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	50,615	45,574	40,863
Amortization of loans and advances to financial advisors and other employees	132,012	114,690	103,983
Amortization of premium on investment portfolio	12,156	17,042	20,739
Provision for credit losses and allowance for loans and advances to financial advisors and other employees	33,506	(11,502)	33,925
Amortization of intangible assets	19,595	18,188	19,620
Deferred income taxes	12,693	32,104	(39,071)
Stock-based compensation	135,505	119,384	108,217
Unrealizes losses on investments	11,892	2,999	18,908
Other, net	8,852	26,222	(10,326)
Decrease/(increase) in operating assets, net of assets acquired:			
Receivables:			
Brokerage clients, net	228,492	(214,033)	415,286
Brokers, dealers, and clearing organizations	156,165	(8,496)	78,298
Securities purchased under agreements to resell	231,704	(266,801)	167,078
Financial instruments owned, including those pledged	425,252	(271,475)	278,904
Loans originated as held for sale	(576,153)	(1,997,561)	(3,019,290)
Proceeds from mortgages held for sale	593,086	2,313,934	2,894,742
Loans and advances to financial advisors and other employees	(132,384)	(172,553)	(179,995)
Other assets	(66,020)	(96,700)	(117,471)
Increase/(decrease) in operating liabilities, net of liabilities assumed:			
Payables:			
Brokerage clients	(201,588)	(92,015)	323,493
Brokers, dealers, and clearing organizations	(81,661)	6,535	(71,144)
Drafts	(20,405)	4,880	(2,021)
Financial instruments sold, but not yet purchased	(301,333)	229,708	(224,874)
Other liabilities and accrued expenses	(176,721)	247,112	318,480
Net cash provided by operating activities	**$1,157,415**	**$ 872,094**	**$ 1,661,816**

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.

Consolidated Statements of Cash Flows (continued)

(in thousands)	Year Ended December 31, 2022	2021	2020
Cash Flows From Investing Activities:			
Proceeds from:			
Principal paydowns, calls, maturities, and sales of available-for-sale securities	$ 330,049	$ 562,352	$ 896,746
Calls and principal paydowns of held-to-maturity securities	114,741	1,751,313	159,964
Sale of fixed assets	—	148,375	—
Sale or maturity of investments	20,753	19,606	2,139
Disposition of business	—	—	37,000
Increase in loans held for investment, net	(3,822,654)	(5,609,314)	(1,441,303)
Payments for:			
Purchase of available-for-sale securities	(103,339)	(813,657)	(864,200)
Purchase of held-to-maturity securities	(754,306)	(2,668,221)	(384,700)
Purchase of investments	(15,551)	(23,309)	(21,317)
Purchase of fixed assets	(82,327)	(188,176)	(73,364)
Acquisitions, net of cash received	(11,903)	(144,471)	(280)
Net cash used in investing activities	(4,324,537)	(6,965,502)	(1,689,315)
Cash Flows From Financing Activities:			
Increase/(decrease) in securities sold under agreements to repurchase	(173,517)	135,588	(200,679)
Increase in bank deposits, net	3,836,763	5,883,851	2,063,916
Increase/(decrease) in securities loaned	(81,114)	4,095	(463,210)
Tax payments related to shares withheld for stock-based compensation plans	(102,546)	(78,565)	(75,838)
Repurchase of common stock	(105,831)	(172,741)	(58,261)
Cash dividends on preferred stock	(37,281)	(35,587)	(27,261)
Cash dividends paid to common stock and equity-award holders	(133,747)	(66,336)	(46,497)
Payment of contingent consideration	(11,313)	(16,798)	(28,221)
Other financing, net	—	140,888	34,924
Net cash provided by financing activities	3,191,414	5,794,395	1,198,873
Effect of exchange rate changes on cash	55,053	(3,536)	6,862
Increase/(decrease) in cash, cash equivalents, and cash segregated for regulatory purposes	79,345	(302,549)	1,178,236
Cash, cash equivalents, and cash segregated for regulatory purposes at beginning of year	2,149,657	2,452,206	1,273,970
Cash, cash equivalents, and cash segregated for regulatory purposes at end of year	$ 2,229,002	$ 2,149,657	$ 2,452,206
Cash and cash equivalents	$ 2,199,985	$ 1,963,326	$ 2,279,274
Cash segregated for regulatory purposes	29,017	186,331	172,932
Total cash, cash equivalents, and cash segregated for regulatory purposes	$ 2,229,002	$ 2,149,657	$ 2,452,206
Supplemental disclosure of cash flow information:			
Cash paid for income taxes, net of refunds	$ 217,133	$ 288,950	$ 160,007
Cash paid for interest	220,851	62,510	84,821
Noncash investing and financing activities:			
Unit grants, net of forfeitures	$ 194,741	$ 156,535	$ 125,033
Issuance of common stock for acquisitions	—	90,000	—

See accompanying Notes to Consolidated Financial Statements.

STIFEL FINANCIAL CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Stifel Financial Corp. (the "Company"), through its wholly owned subsidiaries, is principally engaged in retail brokerage; securities trading; investment banking; investment advisory; retail, consumer, and commercial banking; and related financial services. Our major geographic area of concentration is throughout the United States, with a growing presence in the United Kingdom, Europe, and Canada. Our company's principal customers are individual investors, corporations, municipalities, and institutions.

Basis of Presentation

The consolidated financial statements include Stifel Financial Corp. and its wholly owned subsidiaries, principally Stifel, Nicolaus & Company, Incorporated ("Stifel"), Keefe Bruyette & Woods, Inc. ("KBW"), Stifel Bancorp, Inc. ("Stifel Bancorp"), Stifel Nicolaus Canada Inc. ("SNC"), and Stifel Nicolaus Europe Limited ("SNEL"). Unless otherwise indicated, the terms "we," "us," "our," or "our company" in this report refer to Stifel Financial Corp. and its wholly owned subsidiaries.

The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. We consider significant estimates, which are most susceptible to change and impacted significantly by judgments, assumptions, and estimates, to be: valuation of financial instruments and investments in partnerships, accrual for contingencies, allowance for loan losses, derivative instruments and hedging activities, fair value of goodwill and intangible assets, provision for income taxes and related tax reserves, and forfeitures associated with stock-based compensation. Actual results could differ from those estimates.

Certain amounts from prior periods have been reclassified to conform to the current period's presentation. The effect of these reclassifications on our company's previously reported consolidated financial statements was not material.

Consolidation Policies

The consolidated financial statements include the accounts of Stifel Financial Corp. and its subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

We have investments or interests in other entities for which we must evaluate whether to consolidate by determining whether we have a controlling financial interest or are considered to be the primary beneficiary. Under our current consolidation policy, we consolidate those entities where we have the power to direct the activities of the entity that most significantly impact the entity's economic performance and the obligation to absorb losses of the entity or the rights to receive benefits from the entity that could potentially be significant to the entity.

We determine whether we are the primary beneficiary of a variable interest entity ("VIE") by performing an analysis of the VIE's control structure, expected benefits and losses, and expected residual returns. This analysis includes a review of, among other factors, the VIE's capital structure, contractual terms, which interests create or absorb benefits or losses, variability, related party relationships, and the design of the VIE. We reassess our evaluation of whether an entity is a VIE when certain reconsideration events occur. We reassess our determination of whether we are the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances. See Note 29 for additional information on VIEs.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider money market mutual funds and highly liquid investments with original maturities of three months or less that are not restricted or segregated to be cash equivalents. Cash and cash equivalents include deposits with banks, federal funds sold, money market mutual funds, and certificates of deposit. Cash and cash equivalents also include balances that our bank subsidiaries maintain at the Federal Reserve Bank.

Cash Segregated for Regulatory Purposes

Our broker-dealer subsidiaries are subject to Rule 15c3-3 under the Securities Exchange Act of 1934, which requires our company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. In accordance with Rule 15c3-3, our company has portions of its cash segregated for the exclusive benefit of clients at December 31, 2022.

Brokerage Client Receivables, Net

Brokerage client receivables include receivables of our company's broker-dealer subsidiaries, which represent amounts due on cash and margin transactions and are generally collateralized by securities owned by clients. Brokerage client receivables, primarily consisting of floating-rate loans collateralized by customer-owned securities, are charged interest at rates similar to other such loans made throughout the industry. The receivables are reported at their outstanding principal balance net of allowance for doubtful accounts. When a brokerage client receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources, such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the consolidated statements of financial condition.

Securities Borrowed and Securities Loaned

Securities borrowed require our company to deliver cash to the lender in exchange for securities and are included in receivables from brokers, dealers, and clearing organizations in the consolidated statements of financial condition. For securities loaned, we generally receive collateral in the form of cash in an amount in excess of the market value of securities loaned. Securities loaned are included in payables to brokers, dealers, and clearing organizations in the consolidated statements of financial condition. We monitor the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Fees received or paid are recorded in interest revenue or interest expense in the consolidated statements of operations.

Substantially all of these transactions are executed under master netting agreements, which gives us right of offset in the event of counterparty default; however, such receivables and payables with the same counterparty are not set off in the consolidated statements of financial condition.

Securities Purchased Under Agreements to Resell and Repurchase Agreements

Securities purchased under agreements to resell ("resale agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We obtain control of collateral with a market value equal to or in excess of the principal amount loaned and accrued interest under resale agreements. These agreements are short-term in nature and are generally collateralized by U.S. government securities, U.S. government agency securities, and corporate bonds. We value collateral on a daily basis, with additional collateral obtained when necessary to minimize the risk associated with this activity.

Securities sold under agreements to repurchase ("repurchase agreements") are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. We make delivery of securities sold under agreements to repurchase and monitor the value of collateral on a daily basis. When necessary, we will deliver additional collateral.

Financial Instruments

We measure certain financial assets and liabilities at fair value on a recurring basis, including cash equivalents, financial instruments owned, available-for-sale securities, investments, financial instruments sold, but not yet purchased, and derivatives. Other than those separately discussed in the notes to the consolidated financial statements, the remaining financial instruments are generally short-term in nature, and their carrying values approximate fair value.

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with Topic 820, "Fair Value Measurement," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect our assumptions that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the transparency of inputs as follows:

Level 1 – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement, because it is directly observable to the market.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments includes instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level 3 – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

When available, we use observable market prices, observable market parameters, or broker or dealer prices (bid and ask prices) to derive the fair value of financial instruments. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

A substantial percentage of the fair value of our financial instruments owned, available-for-sale securities, investments, and financial instruments sold, but not yet purchased, are based on observable market prices, observable market parameters, or derived from broker or dealer prices. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment. In certain markets, observable market prices or market parameters are not available for all products, and fair value is determined using techniques appropriate for each particular product. These techniques involve some degree of judgment.

For investments in illiquid or privately held securities that do not have readily determinable fair values, the determination of fair value requires us to estimate the value of the securities using the best information available. Among the factors we consider in determining the fair value of investments are the cost of the investment, terms and liquidity, developments since the acquisition of the investment, the sales price of recently issued securities, the financial condition and operating results of the issuer, earnings trends and consistency of operating cash flows, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield that are publicly traded, and other factors generally pertinent to the valuation of investments. In instances where a security is subject to transfer restrictions, the value of the security is based primarily on the quoted price of a similar security without restriction but may be reduced by an amount estimated to reflect such restrictions. The fair value of these investments is subject to a high degree of volatility and may be susceptible to significant fluctuation in the near term, and the differences could be material.

The degree of judgment used in measuring the fair value of financial instruments generally correlates to the level of pricing observability. Pricing observability is impacted by a number of factors, including the type of financial instrument, whether the financial instrument is new to the market and not yet established, and the characteristics specific to the transaction. Financial instruments with readily available active quoted prices for which fair value can be measured from actively quoted prices generally will have a higher degree of pricing observability and a lesser degree of judgment used in measuring fair value. Conversely, financial instruments rarely traded or not quoted will generally have less, or no, pricing observability and a higher degree of judgment used in measuring fair value. See Note 5 for additional information on how we value our financial instruments.

Available-for-Sale and Held-to-Maturity Securities

Securities available for sale, which are carried at fair value, include U.S. government agency securities; state and municipal securities; agency, non-agency, and commercial mortgage-backed securities; corporate fixed income securities; and asset-backed securities, which primarily includes collateralized loan obligations.

Securities held to maturity are recorded at amortized cost based on our company's positive intent and ability to hold these securities to maturity. Securities held to maturity include asset-backed securities, consisting of collateralized loan obligation securities and student loan ARS.

We evaluate each available-for-sale security where the value has declined below amortized cost. If our company intends to sell or believes it is more likely than not that it will be required to sell the debt security, it is written down to fair value through earnings. For available-for-sale debt securities our company intends to hold, we evaluate the debt securities for expected credit losses except for debt securities that are guaranteed by the U.S. Treasury or U.S. government agencies where we apply a zero credit loss assumption.

For the remaining available-for-sale debt securities, we consider qualitative parameters such as internal and external credit ratings and the value of underlying collateral. If an available-for-sale debt security fails any of the qualitative parameters, a discounted cash flow analysis is used by our company to determine if a portion of the unrealized loss is a result of a credit loss. Any credit losses determined are recognized as an increase to the allowance for credit losses through provision expense recorded in the consolidated statement of operations in provision for credit losses. Cash flows expected to be collected are estimated using all relevant information available, such as remaining payment terms, pre-payment speeds, the financial condition of the issuer, expected defaults, and the value of the underlying collateral. If any of the decline in fair value is related to market factors, that amount is recognized in accumulated other comprehensive income. In certain instances, the credit loss may exceed the total decline in fair value, in which case, the allowance recorded is limited to the difference between the amortized cost and the fair value of the asset. We separately evaluate our held-to-maturity debt securities for any credit losses. We perform a discounted cash flow analysis to estimate any credit losses, which are then recognized as part of the allowance for credit losses. For available-for-sale and held-to-maturity debt securities, we have established a nonaccrual policy that results in timely write-off of accrued interest. See Note 7 for more information.

Unrealized gains and losses on our available-for-sale securities are reported, net of taxes, in accumulated other comprehensive income included in shareholders' equity. Amortization of premiums and accretion of discounts are recorded as interest income in the consolidated statements of operations using the interest method. Realized gains and losses from sales of securities available for sale are determined on a specific identification basis and are included in other income in the consolidated statements of operations in the period they are sold. For securities transferred from available-for-sale to held-to-maturity, carrying value also includes unrealized gains and losses recognized in accumulated other comprehensive income at the date of transfer. Such unrealized gains or losses are accreted over the remaining life of the security with no impact on future net income.

Loan Classification

We classify loans based on our investment strategy and management's assessment of our intent and ability to hold loans for the foreseeable future or until maturity. Management's intent and ability with respect to certain loans may change from time to time depending on a number of factors, including economic, liquidity, and capital conditions. The accounting and measurement framework for loans differs depending on the loan classification. The classification criteria and accounting and measurement framework for bank loans and loans held for sale are described below.

Bank Loans

Bank loans consist of commercial and residential mortgage loans, commercial and industrial loans, stock-secured loans, home equity loans, construction loans, and consumer loans originated or acquired by Stifel Bancorp. Bank loans include those loans that management has the intent and ability to hold and are recorded at outstanding principal adjusted for any charge-offs, allowance for loan losses, deferred origination fees and costs, and purchased discounts. Loan origination costs, net of fees, and premiums and discounts on purchased loans are deferred and recognized over the contractual life of the loan as an adjustment of yield using the interest method. Bank loans are generally collateralized by real estate, real property, marketable securities, or other assets of the borrower. Interest income is recognized using the effective interest rate method, which is based upon the respective interest rates and the average daily asset balance. Discount accretion/premium amortization is recognized using the effective interest rate method, which is based upon the respective interest rate and expected lives of loans.

Allowance for Credit Losses

The measurement of the allowance for credit losses, which includes the allowance for loan losses and the reserve for unfunded lending commitments, is based on management's best estimate of lifetime expected credit losses inherent in the Company's relevant financial assets.

The expected credit losses on our loan portfolio are referred to as the allowance for loan losses and are reported separately as a contra-asset to loans on the consolidated statement of financial condition. The expected credit losses for unfunded lending commitments, including standby letters of credit and binding unfunded loan commitments, are reported on the consolidated statement of financial condition in accounts payable and accrued expenses. The provision for loan losses related to the loan portfolio and the provision for unfunded lending commitments are reported in the consolidated statement of operations in provision for credit losses.

For loans, the expected credit loss is typically estimated using quantitative methods that consider a variety of factors, such as historical loss experience derived from proxy data, the current credit quality of the portfolio, as well as an economic outlook over the life of the loan. The life of the loan for closed-ended products is based on the contractual maturity of the loan adjusted for any expected prepayments. The contractual maturity includes any extension options that are at the sole discretion of the borrower. For open-ended products, the expected credit loss is determined based on the maximum repayment term associated with future draws from credit lines.

In our loss forecasting framework, we incorporate forward-looking information through the use of macroeconomic scenarios applied over the forecasted life of the assets. These macroeconomic scenarios include variables that have historically been key drivers of increases and decreases in credit losses. These variables include, but are not limited to, unemployment rates, real estate prices, gross domestic product levels, corporate bond spreads, and long-term interest rate forecasts. To estimate losses for contractual periods that extend beyond the forecast horizon, we revert to an average historical loss experience. As any one economic outlook is inherently uncertain, we leverage multiple scenarios. The scenarios that are chosen each quarter and the amount of weighting given to each scenario depend on a variety of factors, including recent economic events, leading economic indicators, and industry trends. The reserve for unfunded lending commitments is estimated using the same scenarios, models, and economic data as the loan portfolio.

The allowance for loan losses includes adjustments for qualitative reserves based on our company's assessment that may not be adequately represented in the quantitative methods or the economic assumptions described above. For example, factors that we consider include changes in lending policies and procedures, business conditions, the nature and size of the portfolio, portfolio concentrations, the volume and severity of past due loans and nonaccrual loans, the effect of external factors such as competition, and legal and regulatory requirements, among others. Further, we consider the inherent uncertainty in quantitative models that are built on historical data. As a result of the uncertainty inherent in the quantitative models, other quantitative and qualitative factors are considered in adjusting allowance amounts, including, but not limited to, the following: model imprecision, imprecision in macroeconomic scenario forecasts, or changes in the economic environment affecting specific portfolio segments that deviate from the macroeconomic forecasts. The evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Depending on changes in circumstances, future assessments of credit risk may yield materially different results from the prior estimates, which may require an increase or a decrease in the allowance for loan losses.

Loans Held for Sale

Loans that we intend to sell or for which we do not have the ability and intent to hold for the foreseeable future are classified as held for sale. Loans held for sale consist of fixed-rate and adjustable-rate residential and multi-family real estate mortgage loans intended for sale. Loans held for sale are stated at lower of cost or market value on an individual loan basis. Declines in market value below cost and any gains or losses on the sale of these assets are recognized in other income in the consolidated statements of operations. Market value is determined based on prevailing market prices for loans with similar characteristics or on sale contract prices. Deferred fees and costs related to these loans are not amortized but are recognized as part of the cost basis of the loan at the time it is sold. Because loans held for sale are reported at lower of cost or market value, an allowance for loan losses is not established for loans held for sale.

Impaired Loans

A loan is considered impaired when, based on current information and events, it is probable that the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement will not be collectible. Factors considered in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. We determine the significance of payment delays and payment shortfalls on a case-by-case basis,

taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

We consider a loan a trouble debt restructuring when an existing borrower is granted concessionary rates or terms, which would not otherwise be offered. The concessions granted do not reflect current market conditions for a new loan of similar risk to another borrower in similar financial circumstances.

Once a loan is determined to be impaired, when principal or interest becomes 90 days past due or when collection becomes uncertain, the accrual of interest and amortization of deferred loan origination fees is discontinued ("nonaccrual status") and any accrued and unpaid interest income is reversed. Loans placed on nonaccrual status are returned to accrual status when all delinquent principal and interest payments are collected and the collectibility of future principal and interest payments is reasonably assured. Loan losses are charged against the allowance for loan losses when we believe the uncollectibility of a loan balance is certain. Subsequent recoveries, if any, are credited to the allowance for loan losses.

We do not include reserves for interest receivable in the measurement of the allowance for credit losses, as we generally classify loans as nonperforming at 90 days past due and reverse interest income for these loans at that time.

Large groups of smaller balance homogenous loans are collectively evaluated for impairment. Accordingly, we do not separately identify individual consumer and residential loans for impairment measurements. Impairment is measured on a loan-by-loan basis for non-homogeneous loans, and a specific allowance is established for individual loans determined to be impaired. Impairment is measured by comparing the carrying value of the impaired loan to the present value of its expected cash flow discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. See Note 8 for more information.

Investments

Our broker-dealer subsidiaries report changes in fair value of marketable and non-marketable securities in other income in the consolidated statements of operations. The fair value of marketable investments is generally based on either quoted market or dealer prices. The fair value of non-marketable securities is based on management's estimate using the best information available, which generally consists of quoted market prices for similar securities and internally developed discounted cash flow models.

Investments in the consolidated statements of financial condition contain investments in securities that are marketable and securities that are not readily marketable. These investments are not included in our broker-dealer trading inventory or available-for-sale or held-to-maturity portfolios and represent the acquiring and disposing of debt or equity instruments for our benefit.

Fixed Assets, Net

Office equipment is depreciated on a straight-line basis over the estimated useful life of the asset of two to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the term of the lease. Buildings and building improvements are amortized on a straight-line basis over the estimated useful life of the asset of three to thirty-nine years. Depreciation expense is recorded in occupancy and equipment rental in the consolidated statements of operations. Office equipment and leasehold improvements are stated at cost net of accumulated depreciation and amortization in the consolidated statements of financial condition. Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

Goodwill and Intangible Assets

Goodwill represents the cost of acquired businesses in excess of the fair value of the related net assets acquired. We test goodwill for impairment on an annual basis and on an interim basis when certain events or circumstances exist. We test for impairment at the reporting unit level, which is generally at the level of or one level below our company's business segments. For both the annual and interim tests, we have the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, then performing the two-step impairment test is not required. However, if we conclude otherwise, we are then required to perform the first step of the two-step impairment test. Goodwill impairment is determined by comparing the estimated fair value of a reporting unit with its respective carrying value. If the estimated fair value exceeds the carrying value, goodwill at the reporting unit level is not deemed to be impaired. If the estimated fair value is below carrying value, however, further analysis is required to determine the amount of the impairment. Additionally, if the carrying value of a reporting unit is zero or a negative value and it is determined that it is more likely than not the goodwill is impaired, further analysis is required. The estimated fair values of the reporting units are derived based on valuation techniques we believe market participants would use for each of the reporting units. The Company performed impairment testing on October 1, 2022, with no impairment charges resulting from the annual impairment tests.

Identifiable intangible assets, which are amortized over their estimated useful lives, are tested for potential impairment whenever events or changes in circumstances suggest that the carrying value of an asset or asset group may not be fully recoverable.

Loans and Advances to Financial Advisors and Other Employees, Net

We offer transition pay, principally in the form of upfront loans, to financial advisors and certain key revenue producers as part of our company's overall growth strategy. These loans are generally forgiven by a charge to compensation and benefits over a five- to ten-year period if the individual satisfies certain conditions, usually based on continued employment and certain performance standards. We monitor and compare individual financial advisor production to each loan issued to ensure future recoverability. In the event that the financial advisor is no longer affiliated with us, any unpaid balance of such loan becomes immediately due and payable to us. In determining the allowance for doubtful accounts related to former employees, management primarily considers our historical collection experience as well as other factors, including amounts due at termination, the reasons for the terminated relationship, and the former financial advisor's overall financial position. When the review of these factors indicates that further collection activity is highly unlikely, the outstanding balance of such loan is written-off and the corresponding allowance is reduced. The aging of this receivable balance is not a determinative factor in computing our allowance for doubtful accounts, as concerns regarding the recoverability of these loans primarily arise in the event that the financial advisor is no longer affiliated with us. We present the outstanding balance of loans to financial advisors on our consolidated statements of financial condition, net of the allowance for doubtful accounts. Our allowance for doubtful accounts was approximately $19.8 million and $19.6 million at December 31, 2022 and 2021, respectively.

Derivative Instruments

In order to mitigate the interest rate exposure associated with its customer transactions, the Company also enters into offsetting derivative transactions with derivative dealers. We recognize all of our derivative instruments at fair value as either assets or liabilities in the consolidated statements of financial condition, with changes in fair value recorded through earnings in principal transactions, net. These instruments are recorded in other assets or accounts payable and accrued expenses in the consolidated statements of financial condition and in the operating section of the consolidated statements of cash flows as increases or decreases of other assets and accounts payable and accrued expenses. Derivatives consist of interest rate swaps and options. Interest rate swaps are contractual agreements that convert the interest rate bases (i.e., fixed or floating) on an underlying financial asset or liability. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Our company's policy is not to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under master netting arrangements. The accounting for changes in the fair value (i.e., gains and losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must also designate the hedging instrument or transaction, based upon the exposure being hedged. See Note 14 for additional details.

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis, with related commission revenues and expenses recorded on a trade date basis. Commission revenues are recorded as the amount charged to the customer, which, in certain cases, may include varying discounts. Principal securities transactions are recorded on a trade date basis. We typically distribute our proprietary equity research products to our client base of institutional investors at no charge. These proprietary equity research products are accounted for as a cost of doing business.

Advisory revenues from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Advisory expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue has not been recognized. All other investment banking advisory-related expenses, including expenses incurred related to restructuring assignments, are expensed as incurred.

Underwriting expenses are recognized as non-interest expense in other operating expenses in the consolidated statements of operations, and any expense reimbursements are recognized as investment banking revenues (i.e., expenses are not netted against revenues).

Asset management. We earn management and performance fees in connection with investment advisory services provided to institutional and individual clients. Investment advisory fees are charged based on the value of assets in fee-based accounts and are affected by changes in the balances of client assets due to market fluctuations and levels of net new client assets. Fees are charged either in advance based on fixed rates applied to the value of the customers' account at the beginning of the period or periodically based on contracted rates and account performance. Contracts can be terminated at any time with no incremental payments due to our company upon termination. If the contract is terminated by the customer, fees are prorated for the period and fees charged for the post termination period are refundable to the customer.

We earn fees from the investment partnerships that we manage or of which we are a general partner. Such management fees are generally based on the net assets or committed capital of the underlying partnerships. We have agreed, in certain cases, to waive management fees, in lieu of making a cash contribution, in satisfaction of our general partner investment commitments to the investment partnerships. In these cases, we generally recognize our management fee revenues at the time when we are allocated a special profit interest in realized gains from these partnerships.

Interest revenue. We recognize interest revenue in the period earned based upon average or daily asset balances, contractual cash flows, and interest rates. Interest revenue represents interest earned on bank loans, investment securities, margin loans, trading inventory, cash and cash equivalents, securities borrowed transactions, and resale agreements.

Operating Leases

Our company enters into operating leases for real estate, office equipment, and other assets, substantially all of which are used in connection with its operations. We recognize, for leases longer than one year, a right-of-use asset representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make payments. The lease term is generally determined based on the contractual maturity of the lease. For leases where our company has the option to terminate or extend the lease, an assessment of the likelihood of exercising the option is incorporated into the determination of the lease term. Such assessment is initially performed at the inception of the lease and is updated if events occur that impact the original assessment.

An operating lease right-of-use asset is initially determined based on the operating lease liability, adjusted for initial direct costs, lease incentives, and amounts paid at or prior to lease commencement. This amount is then amortized over the lease term. At December 31, 2022, the right-of-use assets are included in operating lease right-of-use assets, net with the corresponding lease liabilities included in accounts payable and accrued expenses in the consolidated statements of financial condition. See Note 20 for information about operating leases.

For leases where our company ceased using the space and management has concluded that it will not derive any future economic benefits, we record an impairment of right-of-use assets.

Income Taxes

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to uncertain tax positions in provision for income taxes in the consolidated statements of operations. See Note 25 for further information regarding income taxes.

Foreign Currency Translation

We consolidate our foreign subsidiaries, which have designated their local currency as their functional currency. Assets and liabilities of these foreign subsidiaries are translated at year-end rates of exchange. Revenues and expenses are translated at an average rate for the period. Gains or losses resulting from translating foreign currency financial statements are reflected in accumulated other comprehensive income, a separate component of Stifel Financial Corp. shareholders' equity, net of hedging activity. Gains or losses resulting from foreign currency transactions are included in other income in the consolidated statements of operations.

Recently Issued Accounting Guidance

Financial Instruments – Credit Losses

In March 2022, the Financial Accounting Standards Board (FASB) issued Account Standards Update (ASU) 2022-02, "Financial Instruments - Credit Losses (ASC 326): Troubled Debt Restructurings (TDRs) and Vintage Disclosures," which eliminates the accounting guidance for TDRs, now requiring an entity to determine whether a modification results in a new loan or a continuation of an existing loan, as well as expanding disclosures related to modifications and requires disclosure of current period gross write-offs of financing receivables within the vintage disclosures table. The accounting update is effective for interim and annual periods beginning after December 15, 2022 (January 1, 2023, for our company), and early adoption is permitted. The adoption of the accounting update is not expected to have a material impact on our consolidated financial statements.

Fair Value Measurement

In June 2022, the FASB issued ASU 2022-03, "Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions" (ASU 2022-03), an update to ASC Topic 820 – Fair Value Measurement. The amendments in ASU 2022-03 clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments clarify that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The amendments require new disclosures related to equity securities subject to contractual sale restrictions, including the fair value of such equity securities, the nature and remaining duration of the corresponding restrictions, and any circumstances that could cause a lapse in the restrictions.

The amendments are effective for annual reporting periods beginning after December 15, 2023 (January 1, 2024, for our company), and for the interim periods within those annual reporting periods. Early adoption is permitted, including in an interim period. We are currently evaluating the impact that the accounting update will have on our consolidated financial statements.

Recently Adopted Accounting Guidance

Income Taxes

In December 2019, the FASB issued ASU 2019-12, "Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes," which is intended to simplify various aspects related to accounting for income taxes. This accounting update removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing guidance to improve consistent application. We prospectively adopted the accounting update on January 1, 2021. The adoption did not have a material impact on our consolidated financial statements.

Goodwill Impairment Testing

On January 1, 2020, we adopted ASU 2017-04, which simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. Under the accounting update, the annual, or interim, goodwill impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, and an impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. The adoption of the accounting update did not have a material impact on our consolidated financial statements. The future impact of the accounting update will depend upon the performance of our reporting units and the market conditions impacting the fair value of each reporting unit going forward.

Financial Instruments – Credit Losses

On January 1, 2020, we adopted ASU 2016-13 that requires the measurement of the allowance for credit losses to be based on management's best estimate of lifetime expected credit losses inherent in the Company's relevant financial assets. Upon adoption of the standard on January 1, 2020,

we recorded an increase to the allowance for credit losses. The allowance for credit losses includes both the allowance for loan losses and the reserve for unfunded lending commitments and represents management's estimate of the expected credit losses in our company's loan portfolio. The increase in the allowance is driven by the fact that the allowance under the CECL model covers expected credit losses over the full expected life of the loan portfolios and also takes into account forecasts of expected future economic conditions. The cumulative effect of adopting this standard was a decrease to retained earnings of $7.8 million (net of tax).

Reference Rate Reform

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform – Facilitation of the Effects of Reference Rate Reform on Financial Reporting." The accounting standard related to contracts or hedging relationships that reference LIBOR or other reference rates that are expected to be discontinued due to reference rate reform. The accounting standard provides for optional expedients and other guidance regarding the accounting related to modifications of contracts, hedging relationships, and other transactions affected by reference rate reform. We elected to retrospectively adopt the new standard as of January 1, 2020, which resulted in no immediate impact. While reference rate reform did not have a material accounting impact on our consolidated financial statements, the new standard eased the administrative burden in accounting for the future effects of reference rate reform.

NOTE 3 – Acquisitions

ACXIT Capital Partners

On July 1, 2022, the Company acquired ACXIT Capital Partners, a leading independent corporate finance and financial advisory firm serving European middle-market clients and entrepreneurs. Consideration for this acquisition consisted primarily of cash from operations.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805 ("ASC Topic 805"), "Business Combinations." Accordingly, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. We recorded $17.3 million of goodwill in the consolidated statement of financial condition, which has been allocated to our company's Institutional Group segment. Identifiable intangible assets purchased by our company consisted of customer relationships with an acquisition-date fair value of $5.0 million.

The goodwill represents the value expected from the synergies created through the operational enhancement benefits that will result from the integration of the ACXIT Capital Partners business. Goodwill will not be deductible for federal income tax purposes.

We recognized a liability for estimated earn-out payments. These payments will be based on the performance of ACXIT Capital Partners over a one-year period. The liability for earn-out payments was $5.2 million at December 31, 2022. The contingent consideration accrual is included in accounts payable and accrued expenses in the consolidated statements of financial condition.

Pro forma information is not presented because the acquisition is not considered to be material, as defined by the SEC. The results of operations of ACXIT Capital Partners have been included in our results prospectively from the date of acquisition.

Vining Sparks

On November 1, 2021, the Company acquired Vining Sparks and its affiliates ("Vining Sparks"). Established in 1981 and headquartered in Memphis, Tennessee, Vining Sparks provides institutional fixed income brokerage, balance sheet management, and underwriting services to institutional clients, with a core focus on depository institutions, but also serving municipalities, money managers, insurance companies, trust departments, and pension funds. Consideration for this acquisition consisted of cash from operations and shares of company common stock. We issued approximately 1.2 million shares as part of the consideration for the Vining Sparks acquisition.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC 805 ("ASC Topic 805"), "Business Combinations." Accordingly, goodwill was measured as the excess of the acquisition-date fair value of the consideration transferred over the amount of acquisition-date identifiable assets acquired net of assumed liabilities. We recorded $127.0 million of goodwill in the consolidated statement of financial condition, which has been allocated to our company's Institutional Group segment. Identifiable intangible assets purchased by our company consisted of customer relationships and trade name with an acquisition-date fair value of $25.4 million.

The goodwill represents the value expected from the synergies created through the operational enhancement benefits that will result from the integration of the Vining Sparks business. Goodwill is expected to be deductible for federal income tax purposes.

Pro forma information is not presented because the acquisition is not considered to be material, as defined by the SEC. The results of operations of Vining Sparks have been included in our results prospectively from the date of acquisition.

B&F Capital Markets, Inc.

On September 3, 2019, the Company completed the acquisition of B&F Capital Markets, Inc. ("B&F"), a privately held firm focused on providing regional and community banks throughout the United States with interest rate derivative programs through a combination of experienced professionals and proprietary software. The acquisition was funded with cash from operations.

We recognized a liability for estimated earn-out payments. These payments will be based on the performance of B&F over a five-year period. The liability for earn-out payments was $5.2 million and $10.5 million at December 31, 2022 and 2021, respectively. The contingent consideration accrual is included in

accounts payable and accrued expenses in the consolidated statements of financial condition.

Mooreland Partners

On July 1, 2019, the Company completed the acquisition of Mooreland Partners ("Mooreland"), an independent M&A and private capital advisory firm serving the global technology industry. The acquisition was funded with cash from operations.

We recognized a liability for estimated earn-out payments. These payments will be based on the performance of Mooreland over a three-year period. The liability for earn-out payments was $5.5 million and $18.5 million at December 31, 2022 and 2021, respectively. The contingent consideration accrual is included in accounts payable and accrued expenses in the consolidated statements of financial condition. During the year ended December 31, 2021, we recorded approximately $13.5 million of additional earn-out expense as Mooreland performed better than our original projections. The additional earn-out expense was recorded in other operating expenses in the consolidated statements of operations.

NOTE 4 – Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

Amounts receivable from brokers, dealers, and clearing organizations at December 31, 2022 and 2021, included *(in thousands)*:

	December 31,	
	2022	2021
Deposits paid for securities borrowed	$219,052	$260,586
Receivables from clearing organizations	186,800	278,482
Securities failed to deliver	12,239	35,188
	$418,091	$574,256

Amounts payable to brokers, dealers, and clearing organizations at December 31, 2022 and 2021, included *(in thousands)*:

	December 31,	
	2022	2021
Deposits received from securities loaned	$68,105	$149,219
Payable to clearing organizations	14,464	44,340
Securities failed to receive	12,385	64,170
	$94,954	$257,729

Deposits paid for securities borrowed approximate the market value of the securities. Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received on settlement date.

NOTE 5 – Fair Value Measurements

We measure certain financial assets and liabilities at fair value on a recurring basis, including financial instruments owned, available-for-sale securities, investments, financial instruments sold, but not yet purchased, and derivatives.

We generally utilize third-party pricing services to value Level 1 and Level 2 available-for-sale investment securities, as well as certain derivatives designated as cash flow hedges. We review the methodologies and assumptions used by the third-party pricing services and evaluate the values provided, principally by comparison with other available market quotes for similar instruments and/or analysis based on internal models using available third-party market data. We may occasionally adjust certain values provided by the third-party pricing service when we believe, as the result of our review, that the adjusted price most appropriately reflects the fair value of the particular security.

Following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value. The descriptions include an indication of the level of the fair value hierarchy in which the assets or liabilities are classified.

Financial Instruments Owned and Available-For-Sale Securities

When available, the fair value of financial instruments is based on quoted prices in active markets and reported in Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices, such as U.S. government securities, corporate fixed income securities, and equity securities listed in active markets.

If quoted prices are not available for identical instruments, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs, such as the present value of estimated cash

flows, and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments include U.S. government agency securities, mortgage-backed securities, fixed income and equity securities infrequently traded, state and municipal securities, and asset-backed securities.

We have identified Level 3 financial instruments to include certain asset-backed securities and syndicated loans, included in other in the table below, and equity securities with unobservable pricing inputs. Level 3 financial instruments have little to no pricing observability as of the report date. These financial instruments do not have active two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Investments

Investments carried at fair value primarily include corporate equity securities, auction-rate securities ("ARS"), and private company investments.

Corporate equity securities are primarily valued based on quoted prices in active markets and reported in Level 1.

ARS are primarily valued based upon our expectations of issuer redemptions and using internal discounted cash flow models that utilize unobservable inputs. ARS are reported as Level 3 assets. Private company investments are primarily valued based upon internally developed models. These valuations require significant management judgment due to the absence of quoted market prices, the inherent lack of liquidity, and their long-term nature. Typically, the initial costs of these investments are considered to represent fair market value, as such amounts are negotiated between willing market participants. Private company investments are primarily reported as Level 3 assets.

Investments at fair value include investments in funds, including certain money market funds that are measured at net asset value ("NAV"). The Company uses NAV to measure the fair value of its fund investments when (i) the fund investment does not have a readily determinable fair value and (ii) the NAV of the investment fund is calculated in a manner consistent with the measurement principles of investment company accounting, including measurement of the underlying investments at fair value.

The Company's investments in funds measured at NAV include partnership interests, mutual funds, money market funds, and private equity funds. Private equity funds primarily invest in a broad range of industries worldwide in a variety of situations, including leveraged buyouts, recapitalizations, growth investments, and distressed investments. The private equity funds are primarily closed-end funds in which the Company's investments are generally not eligible for redemption. Distributions will be received from these funds as the underlying assets are liquidated or distributed.

The general and limited partnership interests in investment partnerships were primarily valued based upon NAVs received from third-party fund managers. The various partnerships are investment companies, which record their underlying investments at fair value based on fair value policies established by management of the underlying fund. Fair value policies at the underlying fund generally require the funds to utilize pricing/valuation information, including independent appraisals, from third-party sources. However, in some instances, current valuation information for illiquid securities or securities in markets that are not active may not be available from any third-party source or fund management may conclude that the valuations that are available from third-party sources are not reliable. In these instances, fund management may perform model-based analytical valuations that may be used as an input to value these investments.

The table below presents the fair value of our investments in, and unfunded commitments to, funds that are measured at NAV *(in thousands)*:

	December 31, 2022		December 31, 2021	
	Fair value of investments	Unfunded commitments	Fair value of investments	Unfunded commitments
Partnership interests	$ 18,817	$ 9,853	$13,372	$12,721
Mutual funds	4,728	—	7,310	—
Money market funds	1,650	—	3,004	—
Private equity funds	417	1,181	2,376	1,203
Total	$25,612	$11,034	$26,062	$13,924

Financial Instruments Sold, But Not Yet Purchased

Financial instruments sold, but not purchased, recorded at fair value based on quoted prices in active markets and other observable market data include highly liquid instruments with quoted prices, such as U.S. government securities and equity securities listed in active markets, which are reported as Level 1.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes, or other model-based valuation techniques with observable inputs, such as the present value of estimated cash flows, and reported as Level 2. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed. Level 2 financial instruments include U.S. government agency securities, agency mortgage-backed securities not actively traded, fixed income securities, state and municipal securities, and sovereign debt securities.

Derivatives

Derivatives are valued using quoted market prices for identical instruments when available or observable inputs from forward and futures yield curves. The valuation models used require market observable inputs, including contractual terms, market prices, yield curves, credit curves, and measures of volatility. We have classified our derivatives as Level 2. The counterparties to most of our company's derivative transactions represent regulated banks, bank holding companies, and derivative clearing houses. Management has determined that the counterparty credit risk associated with its derivative transactions is not significant. Accordingly, the recorded fair values for these transactions have not been adjusted to reflect counterparty credit risk.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2022, are presented below *(in thousands)*:

	December 31, 2022			
	Total	Level 1	Level 2	Level 3
Financial Instruments owned:				
U.S. government securities	$ 38,956	$ 38,956	$ —	$ —
U.S. government agency securities	73,608	—	73,608	—
Agency mortgage-backed securities	172,642	—	172,642	—
Asset-backed securities	8,270	—	6,091	2,179
Corporate securities:				
Fixed income securities	202,169	689	201,480	—
Equity securities	38,129	37,383	746	—
State and municipal securities	126,237	—	126,237	—
Other[1]	71,741	—	1,853	69,888
Total financial instruments owned	731,752	77,028	582,657	72,067
Available-for-sale securities:				
U.S. government agency securities	2,148	—	2,148	—
State and municipal securities	2,351	—	2,351	—
Mortgage-backed securities:				
Agency	791,022	—	791,022	—
Commercial	66,113	—	66,113	—
Non-agency	388	—	388	—
Corporate fixed income securities	566,294	—	566,294	—
Asset-backed securities	207,725	—	207,725	—
Total available-for-sale securities	1,636,041	—	1,636,041	—
Investments:				
Corporate equity securities	23,597	9,928	1,791	11,878
Auction rate securities	14,681	—	—	14,681
Other	37,136	117	45	36,974
Investments in funds and partnerships measured at NAV	23,962			
Total investments	99,376	10,045	1,836	63,533
Cash equivalents measured at NAV	1,650			
Derivative contracts[2]	142,042	—	142,042	—
	$2,610,861	$ 87,073	$2,362,576	$135,600
Liabilities:				
Financial instruments sold, but not yet purchased:				
U.S. government securities	$ 254,265	$254,265	$ —	$ —
U.S. government agency securities	3,971	—	3,971	—
Agency mortgage-backed securities	44,793	—	44,793	—
Corporate securities:				
Fixed income securities	134,381	88	134,293	—
Equity securities	11,590	11,590	—	—
Other[3]	5,817	—	36	5,781
Total financial instruments sold, but not yet purchased	454,817	265,943	183,093	5,781
Derivative contracts[4]	142,028	—	142,028	—
	$ 596,845	$265,943	$ 325,121	$ 5,781

[1] Includes syndicated loans, non-agency mortgage-backed securities, and sovereign debt.

[2] Included in other assets in the consolidated statements of financial condition.

[3] Includes syndicated loans and state and municipal securities.

[4] Included in accounts payable and accrued expenses in the consolidated statements of financial condition

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2021, are presented below (*in thousands*):

	December 31, 2021			
	Total	Level 1	Level 2	Level 3
Financial Instruments owned:				
U.S. government securities	$ 10,774	$ 10,774	$ —	$ —
U.S. government agency securities	143,793	—	143,793	—
Agency mortgage-backed securities	335,050	—	335,050	—
Asset-backed securities	132,087	—	67,381	64,706
Corporate securities:				
Fixed income securities	255,999	183	255,816	—
Equity securities	75,056	73,493	1,338	225
State and municipal securities	162,335	—	162,335	—
Other[1]	41,910	—	15,053	26,857
Total financial instruments owned	1,157,004	84,450	980,766	91,788
Available-for-sale securities:				
U.S. government agency securities	1,808	—	1,808	—
State and municipal securities	2,399	—	2,399	—
Mortgage-backed securities:				
Agency	952,186	—	952,186	—
Commercial	73,985	—	73,985	—
Non-agency	568	—	568	—
Corporate fixed income securities	791,893	—	791,893	—
Asset-backed securities	291,054	—	291,054	—
Total available-for-sale securities	2,113,893	—	2,113,893	—
Investments:				
Corporate equity securities	21,308	13,893	1,661	5,754
Auction rate securities	13,032	—	—	13,032
Other	60,406	10,217	14,352	35,837
Investments in funds and partnerships measured at NAV	23,058			
Total investments	117,804	24,110	16,013	54,623
Cash equivalents measured at NAV	3,004			
Derivative contracts[2]	52,129	—	52,129	—
	$3,443,834	$108,560	$3,162,801	$146,411
Liabilities:				
Financial instruments sold, but not yet purchased:				
U.S. government securities	$ 377,023	$377,023	$ —	$ —
U.S. government agency securities	37,395	—	37,395	—
Agency mortgage-backed securities	156,628	—	156,628	—
Corporate securities:				
Fixed income securities	153,852	—	153,852	—
Equity securities	28,482	28,482	—	—
Sovereign debt	2,770	—	2,770	—
Total financial instruments sold, but not yet purchased	756,150	405,505	350,645	—
Derivative contracts[3]	52,147	—	52,147	—
	$ 808,297	$405,505	$ 402,792	$ —

[1] Includes syndicated loans, non-agency mortgage-backed securities, and sovereign debt.

[2] Included in other assets in the consolidated statements of financial condition.

[3] Included in accounts payable and accrued expenses in the consolidated statements of financial condition.

The following table summarizes the changes in fair value associated with Level 3 financial instruments during the year ended December 31, 2022 *(in thousands)*:

| | Year Ended December 31, 2022 | | | | | |
| | Financial instruments owned | | | Investments | | |
	Asset-Backed Securities	Corporate Equity Securities	Syndicated Loans	Corporate Equity Securities	Auction Rate Securities	Other
Balance at December 31, 2021	$ 64,706	$ 225	$ 26,857	$ 5,754	$13,032	$35,837
Unrealized gains	4,789	—	550	6,124	1,649	1,183
Realized gains	4,287	1,621	2,653	—	—	992
Purchases	4,820	—	227,548	—	—	—
Sales	—	(1,846)	(177,895)	—	—	(999)
Redemptions	(76,423)	—	(9,825)	—	—	(39)
Net change	(62,527)	(225)	43,031	6,124	1,649	1,137
Balance at December 31, 2022	$ 2,179	$ —	$ 69,888	$11,878	$14,681	$36,974

The following table summarizes the changes in fair value associated with Level 3 financial instruments during the year ended December 31, 2021 *(in thousands)*:

| | Year Ended December 31, 2021 | | | | | |
| | Financial instruments owned | | | Investments | | |
	Asset-Backed Securities	Corporate Equity Securities	Syndicated Loans	Corporate Equity Securities	Auction Rate Securities	Other
Balance at December 31, 2020	$ 9	$ —	$11,275	$ —	$12,933	$42,113
Unrealized gains/(losses)	(3,002)	—	(68)	(1,000)	124	654
Realized gains	9,485	—	—	—	—	—
Purchases	68,104	—	23,600	3,000	—	—
Sales	—	—	(7,725)	(2,000)	—	—
Redemptions	(16,750)	—	—	—	(25)	—
Transfers into Level 3	6,930	225	—	5,754	—	—
Transfers out of Level 3	(70)	—	(225)	—	—	(6,930)
Net change	64,697	225	15,582	5,754	99	(6,276)
Balance at December 31, 2021	$ 64,706	$225	$26,857	$ 5,754	$13,032	$35,837

The results included in the tables above are only a component of the overall investment strategies of our company. The tables above do not present Level 1 or Level 2 valued assets or liabilities. The changes in unrealized gains/(losses) recorded in earnings for the years ended December 31, 2022 and 2021, relating to Level 3 assets still held at December 31, 2022, were immaterial.

The fair value of certain Level 3 assets was determined using various methodologies, as appropriate, including third-party pricing vendors and broker quotes. These inputs are evaluated for reasonableness through various procedures, including due diligence reviews of third-party pricing vendors, variance analyses, consideration of current market environment, and other analytical procedures.

The fair value for our auction rate securities was determined using an income approach based on an internally developed discounted cash flow model. The discounted cash flow model utilizes two significant unobservable inputs: discount rate and workout period. Significant increases in any of these inputs in isolation would result in a significantly lower fair value. On an ongoing basis, management verifies the fair value by reviewing the appropriateness of the discounted cash flow model and its significant inputs.

Fair Value of Financial Instruments

The following reflects the fair value of financial instruments, as of December 31, 2022 and 2021, whether or not recognized in the consolidated statements of financial condition at fair value *(in thousands)*:

	December 31, 2022		December 31, 2021	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 2,199,985	$ 2,199,985	$ 1,963,326	$ 1,963,326
Cash segregated for regulatory purposes	29,017	29,017	186,331	186,331
Securities purchased under agreements to resell	348,162	348,162	579,866	579,866
Financial instruments owned	731,752	731,752	1,157,004	1,157,004
Available-for-sale securities	1,636,041	1,636,041	2,113,893	2,113,893
Held-to-maturity securities	5,990,451	5,738,418	5,348,558	5,343,481
Bank loans	20,465,092	19,752,043	16,627,847	16,704,912
Loans held for sale	156,912	156,912	207,715	207,715
Investments	99,376	99,376	117,804	117,804
Derivative contracts[1]	142,042	142,042	52,129	52,129
Financial liabilities:				
Securities sold under agreements to repurchase	$ 212,011	$ 212,011	$ 385,528	$ 385,528
Bank deposits	27,117,111	24,274,224	23,280,348	22,998,842
Financial instruments sold, but not yet purchased	454,817	454,817	756,150	756,150
Senior notes	1,114,554	1,016,755	1,113,478	1,218,344
Debentures to Stifel Financial Capital Trusts	60,000	53,385	60,000	46,340
Derivative contracts[2]	142,028	142,028	52,147	52,147

[1] Included in other assets in the consolidated statements of financial condition.
[2] Included in accounts payable and accrued expenses in the consolidated statements of financial condition.

The following tables present the estimated fair values of financial instruments not measured at fair value on a recurring basis as of December 31, 2022 and December 31, 2021 *(in thousands)*:

	December 31, 2022			
	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash	$ 2,198,335	$2,198,335	$ —	$ —
Cash segregated for regulatory purposes	29,017	29,017	—	—
Securities purchased under agreements to resell	348,162	218,515	129,647	—
Held-to-maturity securities	5,738,418	—	5,624,042	114,376
Bank loans	19,752,043	—	19,752,043	—
Loans held for sale	156,912	—	156,912	—
Financial liabilities:				
Securities sold under agreements to repurchase	$ 212,011	$ —	$ 212,011	$ —
Bank deposits	24,274,224	—	24,274,224	—
Senior notes	1,016,755	1,016,755	—	—
Debentures to Stifel Financial Capital Trusts	53,385	—	—	53,385

	December 31, 2021			
	Total	Level 1	Level 2	Level 3
Financial assets:				
Cash	$ 1,960,322	$1,960,322	$ —	$ —
Cash segregated for regulatory purposes	186,331	186,331	—	—
Securities purchased under agreements to resell	579,866	371,797	208,069	—
Held-to-maturity securities	5,343,481	—	5,205,085	138,396
Bank loans	16,704,912	—	16,704,912	—
Loans held for sale	207,715	—	207,715	—
Financial liabilities:				
Securities sold under agreements to repurchase	$ 385,528	$ 10,000	$ 375,528	$ —
Bank deposits	22,998,842	—	22,998,842	—
Senior notes	1,218,344	1,218,344	—	—
Debentures to Stifel Financial Capital Trusts	46,340	—	—	46,340

The following, as supplemented by the discussion above, describes the valuation techniques used in estimating the fair value of our financial instruments as of December 31, 2022 and 2021.

Financial Assets

Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The carrying values at December 31, 2022 and 2021 approximate fair value due to their short-term nature.

Held-to-Maturity Securities

Securities held to maturity are recorded at amortized cost based on our company's positive intent and ability to hold these securities to maturity. Securities held to maturity include asset-backed securities, consisting of collateralized loan obligation securities and student loan ARS. The estimated fair value, included in the above table, is determined using several factors; however, primary weight is given to discounted cash flow modeling techniques that incorporated an estimated discount rate based upon recent observable debt security issuances with similar characteristics.

Bank Loans

The fair values of mortgage loans and commercial loans were estimated using a discounted cash flow method, a form of the income approach. Discount rates were determined considering rates at which similar portfolios of loans, with similar remaining maturities, would be made and considering liquidity spreads applicable to each loan portfolio based on the secondary market.

Loans Held for Sale

Loans held for sale consist of fixed-rate and adjustable-rate residential real estate mortgage loans intended for sale. Loans held for sale are stated at lower of cost or market value. Market value is determined based on prevailing market prices for loans with similar characteristics or on sale contract prices.

Financial Liabilities

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase are collateralized financing transactions that are recorded at their contractual amounts plus accrued interest. The carrying values at December 31, 2022 and 2021 approximate fair value due to the short-term nature.

Bank Deposits

The fair value of interest-bearing deposits, including certificates of deposits, demand deposits, savings, and checking accounts, was calculated by discounting the future cash flows using discount rates based on the replacement cost of funding of similar structures and terms.

Senior Notes

The fair value of our senior notes is estimated based upon quoted market prices.

Debentures to Stifel Financial Capital Trusts

The fair value of our trust preferred securities is based on the discounted value of contractual cash flows. We have assumed a discount rate based on similar type debt instruments.

These fair value disclosures represent our best estimates based on relevant market information and information about the financial instruments. Fair value estimates are based on judgments regarding future expected losses, current economic conditions, risk characteristics of the various instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in the above methodologies and assumptions could significantly affect the estimates.

NOTE 6 – Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased

The components of financial instruments owned and trading securities sold, but not yet purchased, at December 31, 2022 and 2021, are as follows *(in thousands):*

	December 31,	
	2022	2021
Financial instruments owned:		
U.S. government securities	$ 38,956	$ 10,774
U.S. government agency securities	73,608	143,793
Agency mortgage-backed securities	172,642	335,050
Asset-backed securities	8,270	132,087
Corporate securities:		
Fixed income securities	202,169	255,999
Equity securities	38,129	75,056
State and municipal securities	126,237	162,335
Other[1]	71,741	41,910
	$731,752	$1,157,004
Financial instruments sold, but not yet purchased:		
U.S. government securities	$254,265	$ 377,023
U.S. government agency securities	3,971	37,395
Agency mortgage-backed securities	44,793	156,628
Corporate securities:		
Fixed income securities	134,381	153,852
Equity securities	11,590	28,482
Other[2]	5,817	2,770
	$454,817	$ 756,150

[1] Includes syndicated loans, non-agency mortgage-backed securities, and sovereign debt.
[2] Includes syndicated loans, state and municipal securities, and sovereign debt.

At December 31, 2022 and 2021, financial instruments owned in the amount of $218.9 million and $394.0 million, respectively, were pledged as collateral for our repurchase agreements and short-term borrowings. Our financial instruments owned are presented on a trade-date basis in the consolidated statements of financial condition.

Financial instruments sold, but not yet purchased, represent obligations of our company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices in future periods. We are obligated to acquire the securities sold short at prevailing market prices in future periods, which may exceed the amount reflected in the consolidated statements of financial condition.

NOTE 7 – Available-for-Sale and Held-to-Maturity Securities

The following tables provide a summary of the amortized cost and fair values of the available-for-sale securities and held-to-maturity securities at December 31, 2022 and 2021 (in thousands):

	December 31, 2022			
	Amortized Cost	Gross Unrealized Gains[1]	Gross Unrealized Losses[1]	Fair Value
Available-for-sale securities				
U.S. government agency securities	$ 2,345	$ 6	$ (203)	$ 2,148
State and municipal securities	2,350	1	—	2,351
Mortgage-backed securities:				
Agency	921,676	—	(130,654)	791,022
Commercial	71,462	—	(5,349)	66,113
Non-agency	442	—	(54)	388
Corporate fixed income securities	643,379	18	(77,103)	566,294
Asset-backed securities	221,565	126	(13,966)	207,725
	$1,863,219	$ 151	$(227,329)	$1,636,041
Held-to-maturity securities[2]				
Asset-backed securities	$5,990,451	$ 3,213	$(255,246)	$5,738,418

	December 31, 2021			
	Amortized Cost	Gross Unrealized Gains[1]	Gross Unrealized Losses[1]	Fair Value
Available-for-sale securities				
U.S. government agency securities	$ 1,800	$ 8	$ —	$ 1,808
State and municipal securities	2,372	27	—	2,399
Mortgage-backed securities:				
Agency	954,021	7,181	(9,016)	952,186
Commercial	72,765	1,220	—	73,985
Non-agency	564	4	—	568
Corporate fixed income securities	783,289	14,385	(5,781)	791,893
Asset-backed securities	289,702	3,581	(2,229)	291,054
	$2,104,513	$26,406	$(17,026)	$2,113,893
Held-to-maturity securities[2]				
Asset-backed securities	$5,348,558	$ 7,659	$(12,736)	$5,343,481

[1] Unrealized gains/(losses) related to available-for-sale securities are reported in accumulated other comprehensive income.

[2] Held-to-maturity securities are carried in the consolidated statements of financial condition at amortized cost, and the changes in the value of these securities, other than impairment charges, are not reported on the consolidated financial statements.

We are required to evaluate our available-for-sale and held-to-maturity debt securities for any expected losses with recognition of an allowance for credit losses, when applicable. For more information, see Note 2 – *Summary of Significant Accounting Policies*. At December 31, 2022, we did not have an allowance for credit losses recorded on our investment portfolio.

Accrued interest receivable for our investment portfolio at December 31, 2022 and 2021, was $82.3 million and $29.1 million, respectively, and is reported in other assets in the consolidated statements of financial condition. We do not include reserves for interest receivable in the measurement of the allowance for credit losses.

For the year ended December 31, 2022, we received proceeds of $80.0 million from the sale of available-for-sale securities, which resulted in a realized gain of $0.1 million. There were no sales of available-for-sale securities during the year ended December 31, 2021. For the year ended December 31, 2020, we received proceeds of $491.9 million from the sale of available-for-sale securities, which resulted in a realized loss of $0.5 million.

During the year ended December 31, 2021, the Company transferred $312.9 million of certain asset-backed securities from the available-for-sale category to held-to-maturity. Management determined that it has both the positive intent and ability to hold these securities to maturity. The reclassification of these securities was accounted for at fair value. On the date of transfer, the difference between the par value and the fair value of these securities resulted in a premium or discount that, under amortized cost accounting, will be amortized as a yield adjustment to interest income using the interest method. There were no gains or losses recognized as a result of these transfers.

The table below summarizes the amortized cost and fair values of our securities by contractual maturity *(in thousands)*. Expected maturities may differ significantly from contractual maturities, as issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2022		December 31, 2021	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Available-for-sale securities				
Within one year	$ 16,047	$ 15,877	$ 36,671	$ 36,899
After one year through three years	185,012	178,776	217,606	222,942
After three years through five years	123,696	108,707	192,271	196,380
After five years through ten years	442,055	380,362	455,429	455,848
After ten years	1,096,409	952,319	1,202,536	1,201,824
	$1,863,219	$1,636,041	$2,104,513	$2,113,893
Held-to-maturity securities				
After three years through five years	—	—	2,825	2,825
After five years through ten years	2,413,239	2,323,608	2,282,162	2,278,597
After ten years	3,577,212	3,414,810	3,063,571	3,062,059
	$5,990,451	$5,738,418	$5,348,558	$5,343,481

The maturities of our available-for-sale (fair value) and held-to-maturity (amortized cost) securities at December 31, 2022, are as follows *(in thousands)*:

	Within 1 Year	1-5 Years	5-10 Years	After 10 Years	Total
Available-for-sale securities[1]					
U.S. government agency securities	$ —	$ 2,148	$ —	$ —	$ 2,148
State and municipal securities	—	2,351	—	—	2,351
Mortgage-backed securities:					
Agency	12	71	48,218	742,721	791,022
Commercial	—	—	—	66,113	66,113
Non-agency	—	—	388	—	388
Corporate fixed income securities	15,865	282,913	267,516	—	566,294
Asset-backed securities	—	—	64,240	143,485	207,725
	$15,877	$287,483	$ 380,362	$ 952,319	$1,636,041
Held-to-maturity securities					
Asset-backed securities	$ —	$ —	$ 2,413,239	$ 3,577,212	$ 5,990,451

[1] Due to the immaterial amount of income recognized on tax-exempt securities, yields were not calculated on a tax-equivalent basis.

At December 31, 2022 and 2021, securities of $796.2 million and $639.6 million, respectively, were pledged at the Federal Home Loan Bank as collateral for borrowings and letters of credit obtained to secure public deposits. At December 31, 2022 and 2021, securities of $1.3 billion and $1.2 billion, respectively, were pledged with the Federal Reserve discount window.

The following table shows the gross unrealized losses and fair value of the Company's investment securities with unrealized losses, aggregated by investment category and length of time the individual investment securities have been in continuous unrealized loss positions, at December 31, 2022 *(in thousands)*:

	Less Than 12 Months		12 Months or More		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
Available-for-sale securities						
U.S. government agency securities	$ —	$ —	$ (203)	$ 1,719	$ (203)	$ 1,719
Mortgage-backed securities:						
Agency	(25,920)	299,359	(104,734)	491,663	(130,654)	791,022
Commercial	(4,009)	45,532	(1,340)	20,581	(5,349)	66,113
Non-agency	(54)	388	—	—	(54)	388
Corporate fixed income securities	(12,438)	278,296	(64,665)	285,486	(77,103)	563,782
Asset-backed securities	(1,886)	92,655	(12,080)	104,084	(13,966)	196,739
	$(44,307)	$716,230	$(183,022)	$903,533	$(227,329)	$1,619,763

At December 31, 2022, the amortized cost of 278 securities classified as available for sale exceeded their fair value by $227.3 million, of which $183.0 million related to investment securities that had been in a loss position for 12 months or longer. The total fair value of these investments at December 31, 2022, was $1.6 billion, which was 99.0% of our available-for-sale portfolio.

Credit Quality Indicators

The Company uses Moody credit ratings as the credit quality indicator for its held-to-maturity debt securities. Each security is evaluated at least quarterly. The indicators represent the rating for debt securities, as of the date presented, based on the most recent assessment performed. The following table shows the amortized cost of our held-to-maturity securities by credit quality indicator at December 31, 2022 *(in thousands)*:

	AAA	AA	A	C	Total
Held-to-maturity securities					
Asset-backed securities	$1,222,874	$4,760,533	$5,000	$2,044	$5,990,451

NOTE 8 – Bank Loans

The following table presents the balance and associated percentage of each major loan category in our loan portfolio at December 31, 2022 and 2021 *(in thousands, except percentages)*:

	December 31, 2022		December 31, 2021	
	Balance	Percent	Balance	Percent
Residential real estate	$ 7,371,671	35.8%	$ 5,482,026	32.7%
Commercial and industrial	4,897,176	23.8	4,208,950	25.2
Fund banking	4,182,641	20.3	3,136,803	18.7
Securities-based loans	2,724,551	13.2	2,880,158	17.2
Commercial real estate	675,599	3.3	409,847	2.4
Construction and land	593,191	2.9	511,084	3.1
Home equity lines of credit	107,136	0.5	82,508	0.5
Other	50,593	0.2	32,111	0.2
Gross bank loans	20,602,558	100.0%	16,743,487	100.0%
Unamortized loan discount, net	—		(150)	
Loans in process	(3,526)		(10,134)	
Unamortized loan fees, net	(22,287)		(6,012)	
Allowance for loan losses	(111,653)		(99,344)	
Loans held for investment, net	$20,465,092		$16,627,847	

At December 31, 2022 and 2021, Stifel Bancorp had loans outstanding to its executive officers and directors and executive officers and directors of certain affiliated entities in the amount of $86.4 million and $27.2 million, respectively.

At December 31, 2022 and 2021, we had loans held for sale of $156.9 million and $207.7 million, respectively. For the year ended December 31, 2022, we recognized a loss of $7.8 million, included in other income in the consolidated statements of operations, from the sale of originated loans, net of fees and costs. For the years ended December 31, 2021, and 2020, we recognized gains, included in other income in the consolidated statements of operations, of $29.8 million and $41.2 million, respectively, from the sale of originated loans, net of fees and costs.

During the year ended December 31, 2021, we sold $208.0 million in unpaid principal balance of loans. Based upon the terms of the sale, we recognized a $2.5 million gain, which is reflected in other income on the consolidated statements of operations.

At December 31, 2022 and 2021, loans, primarily consisting of residential and commercial real estate loans of $7.0 billion and $4.9 billion, respectively, were pledged at the Federal Home Loan Bank as collateral for borrowings.

Accrued interest receivable for loans and loans held for sale at December 31, 2022 and 2021, was $65.7 million and $27.4 million, respectively, and is reported in other assets on the consolidated statement of financial condition.

The following table details activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2022 and 2021 *(in thousands):*

	Year Ended December 31, 2022				
	Beginning Balance	Provision	Charge-Offs	Recoveries	Ending Balance
Commercial and industrial	$44,661	$13,662	$(4,550)	$370	$ 54,143
Residential real estate	28,560	(8,119)	—	—	20,441
Commercial real estate	3,934	8,963	—	—	12,897
Fund banking	8,868	2,843	—	—	11,711
Construction and land	8,536	32	—	—	8,568
Securities-based loans	4,006	(813)	(36)	—	3,157
Home equity lines of credit	511	(147)	—	—	364
Other	268	104	—	—	372
	$99,344	$16,525	$(4,586)	$370	$111,653

	Year Ended December 31, 2021				
	Beginning Balance	Provision	Charge-Offs	Recoveries	Ending Balance
Commercial and industrial	$ 62,557	$(12,665)	$(5,232)	$ 1	$44,661
Residential real estate	16,300	12,260	—	—	28,560
Fund banking	4,665	4,203	—	—	8,868
Construction and land	17,275	(8,739)	—	—	8,536
Securities-based loans	2,015	1,991	—	—	4,006
Commercial real estate	8,580	(4,646)	—	—	3,934
Home equity lines of credit	374	137	—	—	511
Other	263	5	—	—	268
	$112,029	$ (7,454)	$(5,232)	$ 1	$99,344

On January 1, 2020, we adopted the new accounting standard that requires the measurement of the allowance for credit losses to be based on management's best estimate of lifetime expected credit losses inherent in our company's relevant financial assets. During the year ended December, 31, 2021, we released $11.5 million of net credit loss reserves, including $7.5 million of the allowance for credit losses for funded loans and $4.0 million of the allowance for unfunded lending commitments, reflecting the improvement in our economic projections. During the year ended December 31, 2022, we recorded $33.5 million of net credit loss reserves, including $16.5 million of the reserve for credit losses for funded loans and $17.0 million of the reserve for unfunded lending commitments. For more information on our company's credit loss accounting policies, including the allowance for credit losses, see Note 2 – *Summary of Significant Accounting Policies.* For more information on the reserve for unfunded lending commitments, see Note 24 – *Off-Balance Sheet Credit Risk.*

At December 31, 2022, we had $10.3 million of impaired loans, net of discounts, which included $0.2 million in troubled debt restructurings. The specific allowance on impaired loans at December 31, 2022, was $6.5 million. At December 31, 2021, we had $17.3 million of impaired loans, net of discounts, which included $0.2 million in troubled debt restructurings. The specific allowance on impaired loans at December 31, 2021, was $6.2 million. The gross interest income related to impaired loans, which would have been recorded had these loans been current in accordance with their original terms, and the interest income recognized on these loans during the year ended December 31, 2022 and 2021, were insignificant to the consolidated financial statements.

The following table presents the aging of the recorded investment in past due loans at December 31, 2022 and 2021, by portfolio segment *(in thousands)*:

| | December 31, 2022 | | | | |
	30-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current Balance	Total
Residential real estate	$2,445	$ 688	$ 3,133	$ 7,368,538	$ 7,371,671
Commercial and industrial	—	9,226	9,226	4,887,950	4,897,176
Fund banking	—	—	—	4,182,641	4,182,641
Securities-based loans	—	—	—	2,724,551	2,724,551
Commercial real estate	—	—	—	675,599	675,599
Construction and land	—	—	—	593,191	593,191
Home equity lines of credit	29	182	211	106,925	107,136
Other	36	6	42	50,551	50,593
Total	$2,510	$10,102	$12,612	$20,589,946	$20,602,558

| | December 31, 2022* | | | |
| | | | Nonperforming Loans | |
	Nonaccrual	Restructured	With No Allowance	Total
Commercial and industrial	$ 9,226	$ —	$ —	$ 9,226
Residential real estate	870	150	—	1,020
Other	6	—	—	6
Total	$ 10,102	$150	$ —	$10,252

* There were no loans past due 90 days and still accruing interest at December 31, 2022.

| | December 31, 2021 | | | | |
	30-89 Days Past Due	90 or More Days Past Due	Total Past Due	Current Balance	Total
Residential real estate	$ 6,194	$1,332	$ 7,526	$ 5,474,500	$ 5,482,026
Commercial and industrial	9,290	6,571	15,861	4,193,089	4,208,950
Fund banking	—	—	—	3,136,803	3,136,803
Securities-based loans	—	—	—	2,880,158	2,880,158
Construction and land	—	—	—	511,084	511,084
Commercial real estate	—	1	1	409,846	409,847
Home equity lines of credit	—	—	—	82,508	82,508
Other	44	—	44	32,067	32,111
Total	$15,528	$7,904	$23,432	$16,720,055	$16,743,487

| | December 31, 2021* | | | |
| | | | Nonperforming Loans | |
	Nonaccrual	Restructured	With No Allowance	Total
Commercial and industrial	$ 15,861	$ —	$ —	$15,861
Residential real estate	1,332	154	—	1,486
Commercial real estate	—	—	1	1
Total	$ 17,193	$154	$ 1	$17,348

* There were no loans past due 90 days and still accruing interest at December 31, 2021.

Credit quality indicators

As of December 31, 2022, bank loans were primarily extended to non-investment-grade borrowers. Substantially all of these loans align with the U.S. federal bank regulatory agencies' definition of Pass. Loans meet the definition of Pass when they are performing and/or do not demonstrate adverse characteristics that are likely to result in a credit loss. A loan is determined to be impaired when principal or interest becomes 90 days past due or when collection becomes uncertain. At the time a loan is determined to be impaired, the accrual of interest and amortization of deferred loan origination fees is discontinued (nonaccrual status), and any accrued and unpaid interest income is reversed.

We closely monitor economic conditions and loan performance trends to manage and evaluate our exposure to credit risk. Trends in delinquency ratios are an indicator, among other considerations, of credit risk within our loan portfolio. The level of nonperforming assets represents another indicator of the potential for future credit losses. Accordingly, key metrics we track and use in evaluating the credit quality of our loan portfolio include delinquency and nonperforming asset rates, as well as charge-off rates and

our internal risk ratings of the loan portfolio. In general, we are a secured lender. At December 31, 2022 and 2021, 97.5% and 98.5% of our loan portfolio was collateralized, respectively. Collateral is required in accordance with the normal credit evaluation process based upon the creditworthiness of the customer and the credit risk associated with the particular transaction. The Company uses the following definitions for risk ratings:

Pass. A credit exposure rated pass has a continued expectation of timely repayment, all obligations of the borrower are current, and the obligor complies with material terms and conditions of the lending agreement.

Special Mention. Extensions of credit that have potential weakness that deserve management's close attention and, if left uncorrected, may, at some future date, result in the deterioration of the repayment prospects or collateral position.

Substandard. Obligor has a well-defined weakness that jeopardizes the repayment of the debt and has a high probability of payment default with the distinct possibility that the Company will sustain some loss if noted deficiencies are not corrected.

Doubtful. Inherent weakness in the exposure makes the collection or repayment in full, based on existing facts, conditions, and circumstances, highly improbable, and the amount of loss is uncertain.

Substandard loans are regularly reviewed for impairment. Doubtful loans are considered impaired. When a loan is impaired, the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, the observable market price of the loan or the fair value of the collateral if the loan is collateral dependent.

Portfolio segments

Commercial and industrial ("C&I"). C&I loans primarily include commercial and industrial lending used for general corporate purposes, working capital and liquidity, and "event-driven." "Event-driven" loans support client merger, acquisition or recapitalization activities. C&I lending is structured as revolving lines of credit, letter of credit facilities, term loans and bridge loans. Risk factors considered in determining the allowance for corporate loans include the borrower's financial strength, seniority of the loan, collateral type, leverage, volatility of collateral value, debt cushion, and covenants.

Fund banking. Fund banking loans primarily include capital call lines of credit, also known as subscription lines of credit. These credit facilities are used by closed-end private investment funds ("Fund") that have raised capital commitments from limited partners to effectively manage the Fund's cash and bridge timing between the Fund's investments and capital calls. The lines of credit are collateralized by a pledge of the limited partner's contractually callable capital and the general partner's right to call such capital as permitted in the Fund's partnership agreement.

Securities-based loans. Securities-based loans allow clients to borrow money against the value of qualifying securities for any suitable purpose other than purchasing, trading, or carrying securities or refinancing margin debt. The majority of consumer loans are structured as revolving lines of credit and letter of credit facilities and are primarily offered through Stifel's Pledged Asset ("SPA") program. The allowance methodology for securities-based lending considers the collateral type underlying the loan, including the liquidity and trading volume of the collateral, position concentration, and other borrower-specific factors, such as personal guarantees.

Real Estate. Real estate loans include residential real estate non-conforming loans, residential real estate conforming loans, commercial real estate, and home equity lines of credit. The allowance methodology related to real estate loans considers several factors, including, but not limited to, loan-to-value ratio, FICO score, home price index, delinquency status, credit limits, and utilization rates.

Construction and land. Short-term loans used to finance the development of a real estate project.

Other. Other loans includes consumer and credit card lending.

Based on the most recent analysis performed, the risk category of our loan portfolio was as follows *(in thousands)*:

	December 31, 2022				
	Pass	Special Mention	Substandard	Doubtful	Total
Residential real estate	$ 7,370,717	$ 266	$ —	$ 688	$ 7,371,671
Commercial and industrial	4,743,290	87,761	56,899	9,226	4,897,176
Fund banking	4,182,641	—	—	—	4,182,641
Securities-based loans	2,724,548	—	—	3	2,724,551
Commercial real estate	655,599	20,000	—	—	675,599
Construction and land	593,191	—	—	—	593,191
Home equity lines of credit	106,954	—	—	182	107,136
Other	50,587	—	—	6	50,593
Total	$20,427,527	$108,027	$56,899	$10,105	$20,602,558

	December 31, 2021				
	Pass	Special Mention	Substandard	Doubtful	Total
Residential real estate	$ 5,480,693	$ —	$ 84	$1,249	$ 5,482,026
Commercial and industrial	4,056,632	38,000	107,747	6,571	4,208,950
Fund banking	3,136,803	—	—	—	3,136,803
Securities-based loans	2,880,158	—	—	—	2,880,158
Construction and land	476,844	14,240	20,000	—	511,084
Commercial real estate	407,298	2,548	—	1	409,847
Home equity lines of credit	82,479	29	—	—	82,508
Other	32,111	—	—	—	32,111
Total	$16,553,018	$54,817	$127,831	$7,821	$16,743,487

	Term Loans Amortized Cost Basis by Origination Year – December 31, 2022						Revolving Loan Amortized Cost Basis	Total
	2022	2021	2020	2019	2018	Prior		
Residential real estate:								
Pass	$2,804,330	$2,478,052	$988,361	$441,509	$183,115	$475,350	$ —	$7,370,717
Special Mention	266	—	—	—	—	—	—	266
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	688	—	688
	$2,804,596	$2,478,052	$988,361	$441,509	$183,115	$476,038	$ —	**$7,371,671**
Commercial and industrial:								
Pass	$1,466,275	$1,477,504	$328,453	$293,464	$328,414	$275,900	$ 573,280	$4,743,290
Special Mention	20	64,277	—	751	—	10,550	12,163	87,761
Substandard	—	10,739	—	4,366	33,244	—	8,550	56,899
Doubtful	—	—	451	—	8,775	—	—	9,226
	$1,466,295	$1,552,520	$328,904	$298,581	$370,433	$286,450	$ 593,993	**$4,897,176**
Fund banking:								
Pass	$ 55,000	$ —	$ 1,695	$ —	$ —	$ —	$4,125,946	$4,182,641
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
	$ 55,000	$ —	$ 1,695	$ —	$ —	$ —	$4,125,946	**$4,182,641**
Securities-based loans:								
Pass	$ 39,027	$ 9,080	$ 38,800	$ 24,278	$ —	$ 9,293	$2,604,070	$2,724,548
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	3	3
	$ 39,027	$ 9,080	$ 38,800	$ 24,278	$ —	$ 9,293	$2,604,073	**$2,724,551**
Commercial real estate:								
Pass	$ 406,580	$ 108,265	$ 32,510	$ 20,828	$ 43,479	$ 43,937	$ —	$ 655,599
Special Mention	20,000	—	—	—	—	—	—	20,000
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
	$ 426,580	$ 108,265	$ 32,510	$ 20,828	$ 43,479	$ 43,937	$ —	**$ 675,599**
Construction and land:								
Pass	$ 181,214	$ 105,940	$165,914	$ 85,053	$ 38,482	$ 16,588	$ —	$ 593,191
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	—	—
	$ 181,214	$ 105,940	$165,914	$ 85,053	$ 38,482	$ 16,588	$ —	**$ 593,191**
Home equity lines of credit:								
Pass	$ —	$ —	$ —	$ —	$ —	$ —	$ 106,954	$ 106,954
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	182	182
	$ —	$ —	$ —	$ —	$ —	$ —	$ 107,136	**$ 107,136**
Other:								
Pass	$ 9,995	$ —	$ 10,000	$ —	$ 2,431	$ 25,393	$ 2,768	$ 50,587
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	—	—
Doubtful	—	—	—	—	—	—	6	6
	$ 9,995	$ —	$ 10,000	$ —	$ 2,431	$ 25,393	$ 2,774	**$ 50,593**

NOTE 9 – Fixed Assets

The following is a summary of fixed assets as of December 31, 2022 and 2021 *(in thousands)*:

	December 31,	
	2022	2021
Office equipment	$ 408,891	$ 354,292
Leasehold improvements	129,279	113,576
Building	73,549	65,327
Aircraft engine operating leases	8,612	—
	620,331	533,195
Accumulated depreciation and amortization	(420,288)	(364,989)
	$ 200,043	$ 168,206

For the years ended December 31, 2022, 2021, and 2020, depreciation and amortization totaled $50.6 million, $45.6 million, and $40.9 million, respectively.

NOTE 10 – Goodwill and Intangible Assets

The carrying amount of goodwill and intangible assets attributable to each of our reporting segments is presented in the following table *(in thousands)*:

	December 31, 2021	Adjustments	Write-off	December 31, 2022
Goodwill				
Global Wealth Management	$ 335,009	$ —	$ —	$ 335,009
Institutional Group	971,883	19,656	—	991,539
	$1,306,892	$19,656	$ —	$1,326,548

	December 31, 2021	Adjustments	Amortization	December 31, 2022
Intangible assets				
Global Wealth Management	$ 38,884	$ —	$ (5,385)	$ 33,499
Institutional Group	109,273	2,027	(14,210)	97,090
	$148,157	$2,027	$(19,595)	$130,589

The adjustments to goodwill and intangible assets included in our Institutional Group segment during the year ended December 31, 2022, are primarily attributable to the acquisition of ACXIT Capital Partners on July 1, 2022 and Vining Sparks on November 1, 2021.

The allocation of the purchase price of the ACXIT Capital Partners acquisition is preliminary and will be finalized upon completion of the analysis of the fair values of the net assets as of the acquisition date and the identified intangible assets. The final goodwill recorded on the consolidated statement of financial condition may differ from that reflected herein as a result of future measurement period adjustments and the recording of identified intangible assets. See Note 3 in the notes to our consolidated financial statements for additional information regarding our acquisitions.

The goodwill represents the value expected from the synergies created through the operational enhancement benefits that will result from the integration of the business, its employees, and customer base.

Amortizable intangible assets consist of acquired customer relationships, trade names, non-compete agreements, core deposits, investment banking backlog, and acquired technology that are amortized over their contractual or determined useful lives. Intangible assets as of December 31, 2022 and 2021, were as follows *(in thousands)*:

	December 31, 2022		December 31, 2021	
	Gross Carrying Value	Accumulated Amortization	Gross Carrying Value	Accumulated Amortization
Customer relationships	$225,631	$109,216	$225,900	$ 97,054
Trade names	30,359	20,861	30,359	17,694
Non-compete agreements	9,440	7,158	9,240	5,684
Core deposits	8,615	7,389	8,615	6,277
Investment banking backlog	5,545	4,377	4,245	3,680
Acquired technology	840	840	840	653
	$280,430	$149,841	$279,199	$131,042

Amortization expense related to intangible assets was $19.6 million, $18.2 million, and $19.6 million for the years ended December 31, 2022, 2021, and 2020, respectively, and is included in other operating expenses in the consolidated statements of operations.

The weighted-average remaining lives of the following intangible assets at December 31, 2022, are: customer relationships, 9.1 years; trade names, 7.3 years; non-compete agreements, 4.4 years; core deposits, 1.7 years; and investment banking backlog, 6.4 years. We have an intangible asset that is not subject to amortization and is, therefore, not included in the table below. As of December 31, 2022, we expect amortization expense in future periods to be as follows *(in thousands)*:

Fiscal year	
2023	$ 16,680
2024	15,778
2025	13,615
2026	12,960
2027	11,749
Thereafter	57,689
	$128,471

NOTE 11 – Borrowings and Federal Home Loan Bank Advances

Our short-term financing is generally obtained through short-term bank line financing on an uncommitted, secured basis, securities lending arrangements, repurchase agreements, advances from the Federal Home Loan Bank, term loans, and committed bank line financing on an unsecured basis. We borrow from various banks on a demand basis with company-owned and customer securities pledged as collateral. The value of customer-owned securities used as collateral is not reflected in the consolidated statements of financial condition. We also have an unsecured, committed bank line available.

Our uncommitted secured lines of credit at December 31, 2022, totaled $880.0 million with four banks and are dependent on having appropriate collateral, as determined by the bank agreements, to secure an advance under the line. The availability of our uncommitted lines is subject to approval by the individual banks each time an advance is requested and may be denied. Our peak daily borrowing on our uncommitted secured lines was $120.0 million during the year ended December 31, 2022. There are no compensating balance requirements under these arrangements. Any borrowings on secured lines of credit are generally utilized to finance certain fixed income securities. At December 31, 2022, we had no outstanding balances on our uncommitted secured lines of credit.

The Federal Home Loan advances are floating-rate advances. The weighted average interest rates on these advances during the year ended December 31, 2022, was 1.72%. The advances are secured by Stifel Bancorp's residential mortgage loan portfolio and investment portfolio. The interest rates reset on a daily basis. Stifel Bancorp has the option to prepay these advances without penalty on the interest reset date. At December 31, 2022, there were no Federal Home Loan advances.

On May 27, 2021, the Company and Stifel entered into an unsecured revolving credit facility agreement (the "Credit Facility"). The Credit Facility has a maturity date of May 2026, and the lenders include a number of financial institutions. This committed unsecured borrowing facility provides for maximum borrowings of up to $500.0 million, with a sublimit of $200.0 million for the Company. Stifel may borrow up to $500.0 million under the Credit Facility, depending on the amount of outstanding borrowings of the Company. The interest rates on borrowings under the Credit Facility are variable and based on the Secured Overnight Financing Rate. There were no borrowings outstanding on the Credit Facility as of December 31, 2022.

NOTE 12 – Senior Notes

The following table summarizes our senior notes as of December 31, 2022 and 2021 (in thousands):

	December 31	
	2022	2021
4.25% senior notes, due 2024[1]	$ 500,000	$ 500,000
4.00% senior notes, due 2030[2]	400,000	400,000
5.20% senior notes, due 2047[3]	225,000	225,000
	1,125,000	1,125,000
Debt issuance costs, net	(10,446)	(11,522)
Senior notes, net	$1,114,554	$1,113,478

[1] In July 2014, we sold in a registered underwritten public offering, $300.0 million in aggregate principal amount of 4.25% senior notes due July 2024. Interest on these senior notes is payable semi-annually in arrears. We may redeem the notes in whole or in part, at our option, at a redemption price equal to 100% of their principal amount, plus a "make-whole" premium and accrued and unpaid interest, if any, to the date of redemption. In July 2016, we issued an additional $200.0 million in aggregate principal amount of 4.25% senior notes due 2024.

[2] In May 2020, we sold in a registered underwritten public offering, $400.0 million in aggregate principal amount of 4.00% senior notes due May 2030. Interest on these senior notes is payable semi-annually in arrears. We may redeem the notes in whole or in part, at our option, at a redemption price equal to the greater of a) 100% of their principal amount, or b) discounted present value at Treasury rate plus 50 basis points prior to February 15, 2030, and on or after February 15, 2030, at 100% of their principal amount, and accrued and unpaid interest, if any, to the date of redemption.

[3] In October 2017, we completed the pricing of a registered underwritten public offering of $200.0 million in aggregate principal amount of 5.20% senior notes due October 2047. Interest on the senior notes is payable quarterly in arrears. On or after October 15, 2022, we may redeem some or all of the senior notes at any time at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued interest thereon to the redemption date. On October 27, 2017, we completed the sale of an additional $25.0 million aggregate principal amount of Notes pursuant to the over-allotment option.

Our senior notes mature as follows, based upon contractual terms (in thousands):

2023	$ —
2024	500,000
2025	—
2026	—
2027	—
Thereafter	625,000
	$1,125,000

NOTE 13 – Bank Deposits

Deposits consist of interest-bearing-demand deposits (primarily money market and savings accounts), non-interest-bearing demand deposits, and certificates of deposit. Deposits at December 31, 2022 and 2021, were as follows (in thousands):

	December 31	
	2022	2021
Demand deposits (interest-bearing)	$26,805,073	$22,626,560
Demand deposits (non-interest-bearing)	305,138	626,633
Certificates of deposit	6,900	27,155
	$27,117,111	$23,280,348

The weighted-average interest rate on deposits was 0.58% and 0.02% at December 31, 2022 and 2021, respectively. At December 31, 2022 and 2021, related party deposits, primarily interest-bearing and time deposits of executive officers, directors, and their affiliates, were $9.8 million and $8.6 million, respectively. Brokerage customers' deposits were $25.3 billion and $21.7 billion, respectively.

During the year ended December 31, 2021, we sold $215.1 million in deposits. Based upon the terms of the sale, we recognized a $4.8 million gain, which is reflected in other income on the consolidated statements of operations.

Scheduled maturities of certificates of deposit at December 31, 2022 and 2021, were as follows *(in thousands)*:

	December 31	
	2022	2021
Certificates of deposit, less than $100,000:		
Within one year	$ 11	$ 159
One to three years	5	14
Three to five years	—	—
	$ 16	$ 173
Certificates of deposit, $100,000 and greater:		
Within one year	$6,884	$20,098
One to three years	—	6,884
Three to five years	—	—
	6,884	26,982
	$6,900	$27,155

NOTE 14 – Derivative Instruments and Hedging Activities

We manage the interest rate risk associated with our derivative transactions with customers by entering into offsetting positions with other derivative dealers, resulting in a substantially "matched book" portfolio. Credit risk associated with its derivative transactions is managed through a variety of measures, including initial and ongoing periodic underwriting of its counterparties' creditworthiness, establishment of customer credit limits, and collateral maintenance requirements for customer exposures that exceed certain preset thresholds.

Our policy is not to offset fair value amounts recognized for derivative instruments and fair value amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral arising from derivative instruments recognized at fair value executed with the same counterparty under master netting arrangements.

The following table provides the notional values and fair values of our derivative instruments as of December 31, 2022 and 2021 *(in thousands)*:

	December 31, 2022		
	Derivative Assets	Derivative Liabilities	Notional Value
Interest rate contracts	$142,042	$142,028	$1,395,135

	December 31, 2021		
	Derivative Assets	Derivative Liabilities	Notional Value
Interest rate contracts	$52,129	$52,147	$1,442,102

The scheduled maturities of our derivative instruments as of December 31, 2022, are as follows *(in thousands)*:

Within one year	$ 49,228
One to three years	173,533
Three to five years	213,336
Five to ten years	811,812
Ten to fifteen years	124,868
Fifteen years and thereafter	22,358
	$1,395,135

The following table presents the distribution of customer interest rate derivative transactions, by derivative product, as of December 31, 2022 and 2021 *(in thousands)*:

	December 31	
	2022	2021
Swaps	$1,375,135	$1,419,402
Written options	20,000	22,700
	$1,395,135	$1,442,102

NOTE 15 – Debentures to Stifel Financial Capital Trusts

The following table summarizes our debentures to Stifel Financial Capital Trusts as of December 31, 2022 and 2021 *(in thousands)*:

	December 31	
	2022	2021
Debenture to Stifel Financial Capital Trust II[1]	$ 20,000	$ 20,000
Debenture to Stifel Financial Capital Trust III[2]	35,000	35,000
Debenture to Stifel Financial Capital Trust IV[3]	5,000	5,000
	$ 60,000	$ 60,000

[1] On August 12, 2005, we completed a private placement of $35.0 million of 6.38% Cumulative Trust Preferred Securities. The trust preferred securities were offered by Stifel Financial Capital Trust II (the "Trust II"), a non-consolidated wholly owned subsidiary of our company. The trust preferred securities mature on September 30, 2035, but may be redeemed by our company, and in turn, the Trust II would call the debenture beginning September 30, 2010. The Trust II requires quarterly distributions of interest to the holders of the trust preferred securities. Distributions are payable at a floating interest rate equal to three-month LIBOR, or an appropriate alternative reference rate at the time that LIBOR ceases to be published, plus 1.70% per annum. During 2016, we extinguished $15.0 million of the Trust II debentures.

[2] On March 30, 2007, we completed a private placement of $35.0 million of 6.79% Cumulative Trust Preferred Securities. The trust preferred securities were offered by Stifel Financial Capital Trust III (the "Trust III"), a non-consolidated wholly owned subsidiary of our company. The trust preferred securities mature on June 6, 2037, but may be redeemed by our company, and in turn, Trust III would call the debenture beginning June 6, 2012. Trust III requires quarterly distributions of interest to the holders of the trust preferred securities. Distributions are payable at a floating interest rate equal to three-month LIBOR, or an appropriate alternative reference rate at the time that LIBOR ceases to be published, plus 1.85% per annum.

[3] On June 28, 2007, we completed a private placement of $35.0 million of 6.78% Cumulative Trust Preferred Securities. The trust preferred securities were offered by Stifel Financial Capital Trust IV (the "Trust IV"), a non-consolidated wholly owned subsidiary of our company. The trust preferred securities mature on September 6, 2037, but may be redeemed by our company, and in turn, Trust IV would call the debenture beginning September 6, 2012. Trust IV requires quarterly distributions of interest to the holders of the trust preferred securities. Distributions are payable at a floating interest rate equal to three-month LIBOR, or an appropriate alternative reference rate at the time that LIBOR ceases to be published, plus 1.85% per annum.

NOTE 16 – Disclosures About Offsetting Assets and Liabilities

The following table provides information about financial assets and derivative assets that are subject to offset as of December 31, 2022 and 2021 *(in thousands)*:

	As of December 31, 2022			
	Securities borrowing[1]	Reverse repurchase agreements[2]	Interest rate contracts[3]	Total
Gross amounts of recognized assets	$ 219,052	$ 348,162	$142,042	$ 709,256
Gross amounts offset in the statement of financial condition	—	—	—	—
Net amounts presented in the statement of financial condition	219,052	348,162	142,042	709,256
Gross amounts not offset in the statement of financial condition:				
Amounts available for offset	(46,647)	(12,028)	(1,959)	(60,634)
Available collateral	(160,139)	(334,537)	(55,568)	(550,244)
Net amount	$ 12,266	$ 1,597	$ 84,515	$ 98,378

	As of December 31, 2021			
	Securities borrowing[1]	Reverse repurchase agreements[2]	Interest rate contracts[3]	Total
Gross amounts of recognized assets	$ 260,586	$ 579,866	$ 52,129	$ 892,581
Gross amounts offset in the statement of financial condition	—	—	—	—
Net amounts presented in the statement of financial condition	260,586	579,866	52,129	892,581
Gross amounts not offset in the statement of financial condition:				
Amounts available for offset	(40,259)	(52,413)	(25,149)	(117,821)
Available collateral	(208,720)	(525,843)	(26,980)	(761,543)
Net amount	$ 11,607	$ 1,610	$ —	$ 13,217

[1] Securities borrowing transactions are included in receivables from brokers, dealers, and clearing organizations on the consolidated statements of financial condition. See Note 4 in the notes to consolidated financial statements for additional information on receivables from brokers, dealers, and clearing organizations.

[2] Available collateral includes securities received from the counterparty. These securities are not included on the consolidated statements of financial condition unless there is an event of default. The fair value of securities received as collateral was $346.5 million and $578.1 million at December 31, 2022 and 2021, respectively.

[3] Available collateral includes securities received from the counterparty. These securities are not included on the consolidated statements of financial condition unless there is an event of default. The fair value of securities received as collateral was $50.0 million and $95.5 million at December 31, 2022 and 2021, respectively.

The following table provides information about financial liabilities and derivative liabilities that are subject to offset as of December 31, 2022 and 2021 *(in thousands)*:

| | As of December 31, 2022 | | | |
	Securities lending[4]	Repurchase agreements[5]	Interest rate contracts[6]	Total
Gross amounts of recognized liabilities	$(68,105)	$(212,011)	$(142,028)	$(422,144)
Gross amounts offset in the statement of financial condition	—	—	—	—
Net amounts presented in the statement of financial condition	(68,105)	(212,011)	(142,028)	(422,144)
Gross amounts not offset in the statement of financial condition:				
Amounts available for offset	46,647	12,028	1,959	60,634
Collateral pledged	21,448	199,983	25,850	247,281
Net amount	$ (10)	$ —	$(114,219)	$(114,229)

| | As of December 31, 2021 | | | |
	Securities lending[4]	Repurchase agreements[5]	Interest rate contracts[6]	Total
Gross amounts of recognized liabilities	$(149,219)	$(385,528)	$(52,147)	$(586,894)
Gross amounts offset in the statement of financial condition	—	—	—	—
Net amounts presented in the statement of financial condition	(149,219)	(385,528)	(52,147)	(586,894)
Gross amounts not offset in the statement of financial condition:				
Amounts available for offset	40,259	52,413	25,149	117,821
Collateral pledged	108,955	333,115	26,998	469,068
Net amount	$ (5)	$ —	$ —	$ (5)

[4] Securities lending transactions are included in payables to brokers, dealers, and clearing organizations on the consolidated statements of financial condition. See Note 4 in the notes to consolidated financial statements for additional information on payables to brokers, dealers, and clearing organizations.

[5] Collateral pledged includes the fair value of securities pledged to the counterparty. These securities are included on the consolidated statements of financial condition unless we default. Collateral pledged by our company to the counterparty includes U.S. government agency securities, U.S. government securities, and corporate fixed income securities with market values of $218.3 million and $392.7 million at December 31, 2022 and 2021, respectively.

[6] Collateral pledged includes the fair value of securities pledged to the counterparty. The fair value of collateral pledged was $24.1 million and $35.7 million at December 31, 2022 and 2021, respectively.

NOTE 17 – Commitments, Guarantees, and Contingencies

Broker-Dealer Commitments and Guarantees

In the normal course of business, we enter into underwriting commitments. Settlement of transactions relating to such underwriting commitments, which were open at December 31, 2022, had no material effect on the consolidated financial statements.

As a part of our fixed income public finance operations, we enter into forward commitments to purchase agency mortgage-backed securities. In order to hedge the market interest rate risk to which we would otherwise be exposed between the date of the commitment and date of sale of the mortgage-backed securities, we enter into to be announced ("TBA") security contracts with investors for generic mortgage-backed securities at specific rates and prices to be delivered on settlement dates in the future. We may be subject to loss if the timing of, or the actual amount of, the mortgage-backed security differs significantly from the term and notional amount of the TBA security contract to which we entered. These TBA securities and related purchase commitments are accounted for at fair value. As of December 31, 2022, the fair value of the TBA securities and the estimated fair value of the purchase commitments was $44.8 million.

We also provide guarantees to securities clearinghouses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. Our liability under these agreements is not quantifiable and may exceed the cash and securities we have posted as collateral. However, the potential requirement for us to make payments under these arrangements is considered remote. Accordingly, no liability has been recognized for these arrangements.

Other Commitments

In the ordinary course of business, Stifel Bancorp has commitments to extend credit in the form of commitments to originate loans, standby letters of credit, and lines of credit. See Note 24 in the notes to consolidated financial statements for further details.

Concentration of Credit Risk

We provide investment, capital-raising, and related services to a diverse group of domestic customers, including governments, corporations, and institutional and individual investors. Our exposure to credit risk associated with the non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis and on a group basis for customers that share similar attributes. To reduce the potential for risk concentrations, counterparty credit limits have been implemented for certain products and are continually monitored in light of changing customer and market conditions. As of December 31, 2022 and 2021, we did not have significant concentrations of credit risk with any one customer or counterparty, or any group of customers or counterparties.

NOTE 18 – Legal Proceedings

Our company and its subsidiaries are named in and subject to various proceedings and claims arising primarily from our securities business activities, including lawsuits, arbitration claims, class actions, and regulatory matters. Some of these claims seek substantial compensatory, punitive, or indeterminate damages. Our company and its subsidiaries are also involved in other reviews, investigations, and proceedings by governmental and self-regulatory organizations regarding our business, which may result in adverse judgments, settlements, fines, penalties, injunctions, and other relief. We are contesting allegations in these claims, and we believe that there are meritorious defenses in each of these lawsuits, arbitrations, and regulatory investigations. In view of the number and diversity of claims against our company, the number of jurisdictions in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation and other claims, we cannot state with certainty what the eventual outcome of pending litigation or other claims will be.

We have established reserves for potential losses that are probable and reasonably estimable that may result from pending and potential legal actions, investigations, and regulatory proceedings. In many cases, however, it is inherently difficult to determine whether any loss is probable or reasonably possible or to estimate the amount or range of any potential loss, particularly where proceedings may be in relatively early stages or where plaintiffs are seeking substantial or indeterminate damages. Matters frequently need to be more developed before a loss or range of loss can reasonably be estimated.

In our opinion, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in our consolidated financial statements with respect to these matters, including the matter described below, the ultimate resolution of these matters will not have a material adverse impact on our financial position and results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and depending upon the level of income for such period. For matters where a reserve has not been established and for which we believe a loss is reasonably possible, as well as for matters where a reserve has been recorded but for which an exposure to loss in excess of the amount accrued is reasonably possible, based on currently available information, we believe that such losses will not have a material effect on our consolidated financial statements.

SEC Investigation of Communications Recordkeeping

The Company has been contacted by the SEC in connection with an investigation of the Company's compliance with records preservation requirements for off-channel communications relating to the broker-dealer or investment adviser business activities of the Company using personally owned communications devices and/or messaging platforms that have not been approved by the Company. At this time, based upon currently available information and review with outside counsel, the Company is not able to estimate the outcome of this matter, including the range of possible ultimate resolutions.

NOTE 19 – Regulatory Capital Requirements

We operate in a highly regulated environment and are subject to capital requirements, which may limit distributions to our company from its subsidiaries. Distributions from our broker-dealer subsidiaries are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. Stifel has chosen to calculate its net capital under the alternative method, which prescribes that their net capital shall not be less than the greater of $1.0 million or two percent of aggregate debit balances (primarily receivables from customers) computed in accordance with the SEC's Customer Protection Rule (Rule 15c3-3). Our other broker-dealer subsidiaries calculate their net capital under the aggregate indebtedness method, whereby their aggregate indebtedness may not be greater than fifteen times their net capital (as defined).

At December 31, 2022, Stifel had net capital of $538.6 million, which was 48.1% of aggregate debit items and $516.3 million in excess of its minimum required net capital. At December 31, 2022, all of our other broker-dealer subsidiaries' net capital exceeded the minimum net capital required under the SEC rule.

Our international subsidiary, SNEL, is subject to the regulatory supervision and requirements of the Financial Conduct Authority ("FCA") in the United Kingdom. At December 31, 2022, our international subsidiary's capital and reserves were in excess of the financial resources requirement under the rules of the FCA.

Our Canadian subsidiary, SNC, is subject to the regulatory supervision and requirements of the Investment Industry Regulatory Organization of Canada ("IIROC"). At December 31, 2022, SNC's net capital and reserves were in excess of the financial resources requirement under the rules of the IIROC.

Our company, as a bank holding company, Stifel Bank & Trust, Stifel Bank, Stifel Trust Company, N.A., and Stifel Trust Company, Delaware, N.A., (collectively, "banking subsidiaries"), are subject to various regulatory capital requirements administered by the Federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on our company's and its banking subsidiaries' financial results. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, our company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of our assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Our company's and its banking subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Under the Basel III rules, the quantity and quality of regulatory capital increased, a capital conservation buffer was established, selected changes were made to the calculation of risk-weighted assets, and a new ratio, common equity Tier 1, was introduced, all of which are applicable to both our company and its banking subsidiaries.

Our company and its banking subsidiaries are required to maintain minimum amounts and ratios of Total and Tier 1 capital (as defined) to risk-weighted assets (as defined), Tier 1 capital to average assets (as defined), and under rules defined in Basel III, Common equity Tier 1 capital to risk-weighted assets. Our company and its banking subsidiaries each calculate these ratios in order to assess compliance with both regulatory requirements and their internal capital policies. At current capital levels, our company and its banking subsidiaries are each categorized as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," our company and its banking subsidiaries must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios.

The amounts and ratios for Stifel Financial Corp., Stifel Bank & Trust, and Stifel Bank as of December 31, 2022, are represented in the tables below *(in thousands, except ratios)*.

Stifel Financial Corp.	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital	$3,363,138	14.6%	$1,036,211	4.5%	$1,496,749	6.5%
Tier 1 capital	4,048,138	17.6%	1,381,614	6.0%	1,842,152	8.0%
Total capital	4,245,284	18.4%	1,842,152	8.0%	2,302,690	10.0%
Tier 1 leverage	4,048,138	11.1%	1,459,174	4.0%	1,823,967	5.0%

Stifel Bank & Trust	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital	$1,620,995	11.0%	$ 660,645	4.5%	$ 954,265	6.5%
Tier 1 capital	1,620,995	11.0%	880,860	6.0%	1,174,480	8.0%
Total capital	1,744,013	11.9%	1,174,480	8.0%	1,468,100	10.0%
Tier 1 leverage	1,620,995	7.2%	905,553	4.0%	1,131,941	5.0%

Stifel Bank	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Common equity tier 1 capital	$468,437	11.1%	$190,319	4.5%	$274,906	6.5%
Tier 1 capital	468,437	11.1%	253,759	6.0%	338,345	8.0%
Total capital	489,905	11.6%	338,345	8.0%	422,932	10.0%
Tier 1 leverage	468,437	7.1%	265,162	4.0%	331,452	5.0%

NOTE 20 – Operating Leases

Our operating leases primarily relate to office space and office equipment with remaining lease terms of 1 to 13 years. At December 31, 2022 and 2021, operating lease right-of-use assets were $775.9 million and $750.7 million, respectively, and lease liabilities were $819.7 million and $799.1 million, respectively, and included in accounts payable and accrued expenses in the consolidated statements of financial condition.

The table below summarizes our net lease cost for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,	
	2022	2021
Operating lease cost	$105,402	$102,652
Short-term lease cost	1,385	505
Variable lease cost	1,558	1,076
Sublease income	(2,303)	(2,560)
Net lease cost	$106,042	$101,673

Operating lease costs, included in occupancy and equipment rental in the consolidated statements of operations.

The table below summarizes other information related to our operating leases as of and for the year ended December 31, 2022 (in thousands):

Operating lease cash flows	$105,928
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 98,369
Weighted-average remaining lease term	11.4 years
Weighted-average discount rate	3.88

The weighted-average discount rate represents our company's incremental borrowing rate at the lease inception date.

The table below presents information about operating lease liabilities as of December 31, 2022 (in thousands, except percentages):

2023	$ 105,278
2024	103,697
2025	98,725
2026	99,179
2027	97,404
Thereafter	524,028
Total undiscounted lease payments	1,028,311
Imputed interest	(208,629)
Total operating lease liabilities	$ 819,682

NOTE 21 – Revenues From Contracts With Customers

The following table presents the Company's total revenues broken out by revenues from contracts with customers and other sources of revenues for the years ended December 31, 2022 and 2021 (in thousands):

	Year Ended December 31,	
	2022	2021
Revenues from contracts with customers:		
Commissions	$ 710,589	$ 809,500
Investment banking	971,485	1,565,381
Asset management	1,262,919	1,206,516
Other	5,834	34,239
Total revenue from contracts with customers	2,950,827	3,615,636
Other sources of revenue:		
Interest	1,099,115	548,400
Principal transactions	529,033	581,164
Other	13,851	37,886
Total revenues	$4,592,826	$4,783,086

Revenue from contracts with customers is recognized when, or as, we satisfy our performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that we determine the customer obtains control over the promised service. The amount of revenue recognized reflects the consideration we expect to be entitled to in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, we consider multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, we consider the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved, and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of our revenues from contracts with customers:

Commissions. We earn commission revenue by executing, settling, and clearing transactions for clients primarily in OTC and listed equity securities,

insurance products, and options. Trade execution and clearing and custody services, when provided together, represent a single performance obligation, as the services are not separately identifiable in the context of the contract. Commission revenues associated with combined trade execution and clearing and custody services, as well as trade execution services on a stand-alone basis, are recognized at a point in time on trade date. Commission revenues are generally paid on settlement date, and we record a receivable between trade date and payment on settlement date.

Investment Banking. We provide our clients with a full range of capital markets and financial advisory services. Capital markets services include underwriting and placement agent services in both the equity and debt capital markets, including private equity placements, initial public offerings, follow-on offerings, underwriting, and distributing public and private debt.

Capital-raising revenues are recognized at a point in time on trade date, as the client obtains the control and benefit of the capital markets offering at that point. Costs associated with capital-raising transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded, and are recorded on a gross basis within other operating expenses in the consolidated statements of operations, as we are acting as a principal in the arrangement. Any expenses reimbursed by our clients are recognized as investment banking revenues.

Revenues from financial advisory services primarily consist of fees generated in connection with merger, acquisition, and restructuring transactions. Advisory revenues from mergers and acquisitions engagements are recognized at a point in time when the related transaction is completed, as the performance obligation is to successfully broker a specific transaction.

Fees received prior to the completion of the transaction are deferred within accounts payable and accrued expenses on the consolidated statements of financial condition. Advisory revenues from restructuring engagements are recognized over time using a time elapsed measure of progress as our clients simultaneously receive and consume the benefits of those services as they are provided. A significant portion of the fees we receive for our advisory services are considered variable as they are contingent upon a future event (e.g., completion of a transaction or third party emergence from bankruptcy) and are excluded from the transaction price until the uncertainty associated with the variable consideration is subsequently resolved, which is expected to occur upon achievement of the specified milestone. Payment for advisory services are generally due promptly upon completion of a specified milestone or, for retainer fees, periodically over the course of the engagement. We recognize a receivable between the date of completion of the milestone and payment by the customer. Expenses associated with investment banking advisory engagements are deferred only to the extent they are explicitly reimbursable by the client, and the related revenue is recognized at the same time as the associated expense. All other investment

banking advisory-related expenses, including expenses incurred related to restructuring assignments, are expensed as incurred. All investment banking advisory expenses are recognized within other operating expenses on the consolidated statements of operations, and any expenses reimbursed by our clients are recognized as investment banking revenues.

Asset Management Fees. We earn management and performance fees in connection with investment advisory services provided to institutional and individual clients. Investment advisory fees are charged based on the value of assets in fee-based accounts and are affected by changes in the balances of client assets due to market fluctuations and levels of net new client assets. Fees are charged either in advance based on fixed rates applied to the value of the customers' account at the beginning of the period or periodically based on contracted rates and account performance. Contracts can be terminated at any time with no incremental payments due to our company upon termination. If the contract is terminated by the customer, fees are prorated for the period and fees charged for the post-termination period are refundable to the customer.

Disaggregation of Revenue

The following tables present the Company's revenues from contracts with customers by reportable segment disaggregated by major business activity and primary geographic regions for the years ended December 31, 2022 and 2021 *(in thousands):*

	Year Ended December 31, 2022			
	Global Wealth Management	Institutional Group	Other	Total
Major business activity:				
Commissions	$ 473,638	$ 236,951	$ —	$ 710,589
Capital raising	19,515	237,347	—	256,862
Advisory	—	714,623	—	714,623
Investment banking	19,515	951,970	—	971,485
Asset management	1,262,841	78	—	1,262,919
Other	5,569	—	265	5,834
Total	$1,761,563	$1,188,999	$265	$2,950,827
Primary Geographic Region:				
United States	1,761,563	970,960	265	2,732,788
United Kingdom	—	148,690	—	148,690
Canada	—	33,718	—	33,718
Other	—	35,631	—	35,631
	$1,761,563	$1,188,999	$265	$2,950,827

	Year Ended December 31, 2021			
	Global Wealth Management	Institutional Group	Other	Total
Major business activity:				
Commissions	$ 567,491	$ 242,009	$ —	$ 809,500
Capital raising[1]	48,210	661,088	—	709,298
Advisory[1]	—	856,083	—	856,083
Investment banking	48,210	1,517,171	—	1,565,381
Asset management	1,206,406	110	—	1,206,516
Other	32,414	—	1,825	34,239
Total	$1,854,521	$1,759,290	$ 1,825	$3,615,636
Primary Geographic Region:				
United States	1,854,521	1,433,213	1,825	3,289,559
United Kingdom	—	188,984	—	188,984
Canada	—	93,068	—	93,068
Other	—	44,025	—	44,025
	$1,854,521	$1,759,290	$ 1,825	$3,615,636

[1] Excludes revenues not derived from contracts with customers in the Other segment.

See Note 26 for further break-out of revenues by geography.

Information on Remaining Performance Obligations and Revenue Recognized From Past Performance

We do not disclose information aWe do not disclose information about remaining performance obligations pertaining to contracts that have an original expected

duration of one year or less. The transaction price allocated to remaining unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year was not material at December 31, 2022. Investment banking advisory revenues that are contingent upon completion of a specific milestone and fees associated with certain distribution services are also excluded as the fees are considered variable and not included in the transaction price at December 31, 2022.

Contract Balances

The timing of our revenue recognition may differ from the timing of payment by our customers. We record a receivable when revenue is recognized prior to payment and we have an unconditional right to payment. Alternatively, when payment precedes the provision of the related services, we record deferred revenue until the performance obligations are satisfied.

We had receivables related to revenues from contracts with customers of $141.2 million and $187.2 million at December 31, 2022 and December 31, 2021, respectively, in other assets in the consolidated statements of financial

condition. We had no significant impairments related to these receivables during the year ended December 31, 2022.

Our deferred revenue primarily relates to retainer fees received in investment banking advisory engagements where the performance obligation has not yet been satisfied. Deferred revenue at December 31, 2022 and December 31, 2021, was $12.8 million and $17.5 million, respectively, and included in accounts payable and accrued expenses in the consolidated statements of financial condition.

NOTE 22 – Interest Income and Interest Expense

The components of interest income and interest expense are as follows *(in thousands)*:

	Year Ended December 31,		
	2022	2021	2020
Interest income:			
Loans held for investment, net	$ 752,273	$378,086	$331,813
Investment securities	247,755	129,858	149,915
Margin balances	43,751	25,780	28,155
Financial instruments owned	20,545	15,041	12,594
Other	34,791	(365)	1,355
	$1,099,115	$548,400	$523,832
Interest expense:			
Bank deposits	$ 146,636	$ 4,510	$ 14,550
Senior notes	44,424	47,500	54,063
Other	10,327	(6,012)	(2,835)
	$ 201,387	$ 45,998	$ 65,778

NOTE 23 – Employee Incentive, Deferred Compensation, and Retirement Plans

We maintain an incentive stock plan and a wealth accumulation plan ("the Plan") that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards, stock units, and debentures (collectively, "deferred awards") to our associates. We are permitted to issue new shares under all stock award plans approved by shareholders or to reissue our treasury shares. Stock awards issued under our company's incentive stock plan are granted at market value at the date of grant. Our deferred awards generally vest ratably over a one- to ten-year vesting period.

Our stock-based compensation plans are administered by the Compensation Committee of the Board of Directors ("Compensation Committee"), which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award. According to the incentive stock plan, we are authorized to grant an additional 6.8 million shares at December 31, 2022.

Expense associated with our stock-based compensation, included in compensation and benefits expense in the consolidated statements of operations for our company's incentive stock award plan was $135.2 million, $120.7 million, and $108.7 million for the years ended December 31, 2022, 2021, and 2020, respectively. Additionally, the tax benefit associated with the stock-based compensation expense was $30.8 million, $26.9 million, and $25.1 million for the years ended December 31, 2022, 2021, and 2020, respectively. The excess tax benefit related to stock-based compensation that vested during the year was $23.8 million, $38.7 million, and $26.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Expense associated with our debentures, included in compensation and benefits expense in the consolidated statements of operations was $91.6 million, $64.4 million, and $47.5 million for the years ended December 31, 2022, 2021, and 2020, respectively.

Deferred Awards

A restricted stock unit represents the right to receive a share of the Company's common stock at a designated time in the future without cash payment by the associate and is issued in lieu of cash incentive, principally for deferred compensation and employee retention plans. The restricted stock units vest on an annual basis over the next one to ten years and are distributable, if vested, at future specified dates. Restricted stock awards are

restricted as to sale or disposition. These restrictions lapse over the next one to four years.

The Company grants Performance-based Restricted Stock Units ("PRSUs") to certain of its executive officers. Under the terms of the grants, the number of PRSUs that will vest and convert to shares will be based on the Company's achievement of the pre-determined performance objectives during the performance period. The PRSUs will be measured over a four-year performance period and vested over a five-year period. Any resulting delivery of shares for PRSUs granted as part of compensation will occur after four years for 80% of the earned award, and in the fifth year for the remaining 20% of the earned award. The number of shares converted has the potential to range from 0% to 200% based on how the Company performs during the performance period. Compensation expense is amortized over the service period based on the fair value of the deferred award on the grant date. The Company's pre-determined performance objectives must be met for the awards to vest. Associates forfeit unvested deferred awards upon termination of employment with a corresponding reversal of compensation expense. Certain deferred awards may continue to vest under certain circumstances as described in the Plan. At December 31, 2022, the total number of restricted stock units, PRSUs, and restricted stock awards outstanding was 17.4 million, of which 14.8 million were unvested.

A summary of unvested restricted equity award activity, which includes restricted stock units and restricted stock awards, for the year ended December 31, 2022, is presented below *(in thousands, except weighted-average fair value)*:

		Weighted-Average Grant Date Fair Value
Unvested December 31, 2021	17,526	$40.09
Granted	2,869	69.32
Vested	(5,250)	36.93
Cancelled	(300)	41.10
Unvested December 31, 2022	14,845	$46.83

At December 31, 2022, there was approximately $672.5 million of unrecognized compensation cost for all deferred awards, which is expected to be recognized over a weighted-average period of 2.6 years.

The fair value of restricted stock units and restricted stock that vested or converted during the year ended December 31, 2022, was $193.9 million.

Deferred Compensation Plans

The Plan is provided to certain revenue producers, officers, and key administrative associates, whereby a certain percentage of their incentive compensation is deferred as defined by the Plan into company stock units, restricted stock, and debentures. Participants may elect to defer a portion of their incentive compensation. Deferred awards generally vest over a one- to ten-year period and are distributable upon vesting or at future specified dates. Deferred compensation costs are amortized on a straight-line basis over the vesting period. Elective deferrals are 100% vested.

Additionally, the Plan allows Stifel financial advisors who achieve certain levels of production the option to defer a certain percentage of their gross commissions. As stipulated by the Plan, the financial advisors will defer 5% of their gross commissions. The mandatory deferral is split between company restricted stock units and debentures. They have the option to defer an additional 1% of gross commissions into company stock units.

In addition, certain revenue producers, upon joining the Company, may receive company stock units in lieu of transition cash payments. Deferred compensation related to these awards generally vests over a one- to eight-year period. Deferred compensation costs are amortized on a straight-line basis over the deferral period.

Profit Sharing Plan

Eligible U.S. associates of the Company who have met certain service requirements may participate in the Stifel Financial Corp. Profit Sharing 401(k) Plan (the "401(k) Plan"). Associates are permitted within limitations imposed by tax law to make pre-tax contributions to the 401(k) Plan. We may match certain associate contributions or make additional contributions to the 401(k) Plan at our discretion. Our contributions to the 401(k) Plan, included in compensation and benefits in the consolidated statements of operations, were $15.8 million, $15.2 million, and $13.9 million for the years ended December 31, 2022, 2021, and 2020, respectively.

NOTE 24 – Off-Balance Sheet Credit Risk

In the normal course of business, we execute, settle, and finance customer and proprietary securities transactions. These activities expose our company to off-balance sheet risk in the event that customers or other parties fail to satisfy their obligations.

In accordance with industry practice, securities transactions generally settle within two business days after trade date. Should a customer or broker fail to deliver cash or securities as agreed, we may be required to purchase or sell securities at unfavorable market prices.

We borrow and lend securities to facilitate the settlement process and finance transactions, utilizing customer margin securities held as collateral. We monitor the adequacy of collateral levels on a daily basis. We periodically borrow from banks on a collateralized basis, utilizing firm and customer margin securities in compliance with SEC rules. Should the counterparty fail to return customer securities pledged, we are subject to the risk of acquiring the securities at prevailing market prices in order to satisfy our customer obligations. We control our exposure to credit risk by continually monitoring our counterparties' positions, and where deemed necessary, we may require a deposit of additional collateral and/or a reduction or diversification of positions. Our company sells securities it does not currently own (short sales) and is obligated to subsequently purchase such securities at prevailing market prices. We are exposed to risk of loss if securities prices increase prior to closing the transactions. We control our exposure to price risk from short sales through daily review and setting position and trading limits.

We manage our risks associated with the aforementioned transactions through position and credit limits and the continuous monitoring of collateral. Additional collateral is required from customers and other counterparties when appropriate.

We have accepted collateral in connection with resale agreements, securities borrowed transactions, and customer margin loans. Under many agreements, we are permitted to sell or repledge these securities held as collateral and use these securities to enter into securities lending arrangements or to deliver to counterparties to cover short positions. At December 31, 2022 and 2021, the fair value of securities accepted as collateral where we are permitted to sell or repledge the securities was $1.8 billion and $2.3 billion, respectively, and the fair value of the collateral that had been sold or repledged was $212.0 million and $385.5 million, respectively.

We enter into interest rate derivative contracts to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Our derivative financial instruments are principally used to manage differences in the amount, timing, and duration of our known or expected cash payments related to certain variable-rate affiliated deposits. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange for us making fixed-rate payments. Our interest rate hedging strategies may not work in all market environments and, as a result, may not be effective in mitigating interest rate risk.

Derivatives' notional contract amounts are not reflected as assets or liabilities in the consolidated statements of financial condition. Rather, the market or fair value of the derivative transactions are reported in the consolidated statements of financial condition as other assets or accounts payable and accrued expenses, as applicable. For a complete discussion of our activities related to derivative instruments, see Note 14 in the notes to consolidated financial statements.

In the ordinary course of business, Stifel Bancorp has commitments to originate loans, standby letters of credit, and lines of credit. Commitments to originate loans are agreements to lend to a customer as long as there is no violation of any condition established by the contract. These commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since a portion of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash commitments. Each customer's creditworthiness is evaluated on a case-by-case basis. The amount of collateral obtained, if necessary, is based on the credit evaluation of the counterparty. Collateral held varies, but may include accounts receivable, inventory, property, plant and equipment, commercial real estate, and residential real estate.

At December 31, 2022 and 2021, Stifel Bancorp had outstanding commitments to originate loans aggregating $164.6 million and $545.5 million, respectively. The commitments extended over varying periods of time, with all commitments at December 31, 2022, scheduled to be disbursed in the following three months.

Through Stifel Bancorp, in the normal course of business, we originate residential mortgage loans and sell them to investors. We may be required to repurchase mortgage loans that have been sold to investors in the event there are breaches of certain representations and warranties contained within the sales agreements. We may be required to repurchase mortgage loans that were sold to investors in the event that there was inadequate underwriting or fraud, or in the event that the loans become delinquent shortly after they are originated. We also may be required to indemnify certain purchasers and others against losses they incur in the event of breaches of representations and warranties and in various other circumstances, and the amount of such losses could exceed the repurchase amount of the related loans. Consequently, we may be exposed to credit risk associated with sold loans.

Standby letters of credit are irrevocable conditional commitments issued by Stifel Bancorp to guarantee the performance of a customer to a third party. Financial standby letters of credit are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Performance standby letters of credit are issued to guarantee performance of certain customers under non-financial contractual obligations. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to customers. Should Stifel Bancorp be obligated to perform under the standby letters of credit, it may seek recourse from the customer for reimbursement of amounts paid. At December 31, 2022 and 2021, Stifel Bancorp had outstanding letters of credit totaling $22.9 million and $22.9 million, respectively. A majority of the standby letters of credit commitments at December 31, 2022, have expiration terms that are less than one year.

Lines of credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Lines of credit generally have fixed expiration dates. Stifel Bancorp uses the same credit policies in granting lines of credit as it does for on-balance sheet instruments. At December 31, 2022 and 2021, Stifel Bancorp had granted unused lines of credit to commercial and consumer borrowers aggregating $6.1 billion and $3.1 billion, respectively.

We are required to evaluate our loan portfolio for any expected losses with recognition of an allowance for credit losses, when applicable. At December 31, 2022 and 2021, the expected credit losses for unfunded lending commitments was $36.2 million and $19.2 million, respectively.

NOTE 25 – Income Taxes

The provision for income taxes consists of the following *(in thousands)*:

	Year Ended December 31,		
	2022	2021	2020
Current taxes:			
Federal	$159,383	$167,258	$143,859
State	49,956	39,911	42,705
Foreign	929	2,950	(236)
	210,268	210,119	186,328
Deferred taxes:			
Federal	8,752	19,747	(31,019)
State	4,203	5,640	(5,803)
Foreign	(262)	6,717	(1,818)
	12,693	32,104	(38,640)
Provision for income taxes	$222,961	$242,223	$147,688

Reconciliation of the statutory federal income tax rate with our company's effective income tax rate is as follows *(in thousands)*:

	Year Ended December 31,		
	2022	2021	2020
Statutory rate	$185,874	$224,087	$136,744
State income taxes, net of federal income tax	42,813	37,169	27,934
Change in valuation allowance	9,802	2,248	2,125
Foreign tax rate difference	(2,846)	125	(2,032)
Excess tax benefit from stock-based compensation	(19,418)	(32,004)	(21,605)
Non-deductible business expenses	10,944	9,732	7,957
Other, net	(4,208)	866	(3,435)
	$222,961	$242,223	$147,688

Tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets and liabilities *(in thousands)*:

	December 31,	
	2022	2021
Deferred tax assets:		
Lease liabilities	$ 206,091	$ 187,576
Deferred compensation	81,457	79,081
Unrealized loss on investments	62,318	—
Receivable reserves	47,308	38,432
Net operating loss carryforwards	28,997	24,837
Accrued expenses	25,833	46,539
Depreciation	—	1,302
Other	—	4,155
Total deferred tax assets	452,004	381,922
Valuation allowance	(24,779)	(14,515)
	427,225	367,407
Deferred tax liabilities:		
Lease right-of-use assets	(199,085)	(186,168)
Goodwill and other intangibles	(61,225)	(54,887)
Prepaid expenses	(4,427)	(7,228)
Depreciation	(1,180)	—
Unrealized gain on investments	—	(7,841)
Other	(2,101)	—
	(268,018)	(256,124)
Net deferred tax asset	$ 159,207	$ 111,283

Our net deferred tax asset at December 31, 2022, includes net operating loss carryforwards of $144.5 million that expire between 2023 and 2042. Certain of our net operating loss carryforwards do not expire. A valuation allowance is recorded to the extent that it is more likely than not that any portion of the deferred tax asset will not be realized. The valuation allowance was increased by $10.3 million. We believe the realization of the remaining net deferred tax asset of $159.2 million is more likely than not based on the ability to carry back losses against prior year taxable income for tax years before 2022 and carry forward net operating losses indefinitely after 2022, and expectations of future taxable income, which is supported by a history of cumulative income.

The current tax payable, included in accounts payable and accrued expenses, is $9.1 million and $7.3 million as of December 31, 2022 and 2021, respectively. The current tax receivable, included in other assets, is $28.1 million and $44.2 million as of December 31, 2022 and 2021, respectively.

As of December 31, 2022, we considered all undistributed earnings of non-U.S. subsidiaries to be permanently reinvested. Therefore, we have not provided for any U.S. deferred income taxes. Because the time or manner of repatriation is uncertain, we cannot determine the impact of local taxes, withholding taxes and foreign tax credits associated with the future repatriation of such earnings, and therefore cannot quantify the tax liability that would be payable in the event all such foreign earnings are repatriated.

Uncertain Tax Positions

As of December 31, 2022 and 2021, we had $5.3 million and $4.9 million, respectively, of gross unrecognized tax benefits, all of which, if recognized, would impact the effective tax rate. We recognize interest and penalties related to uncertain tax positions in provision for income taxes in the consolidated statements of operations. As of December 31, 2022 and 2021, we had accrued interest and penalties of $0.3 million and $0.3 million, respectively, before benefit of federal tax deduction, included in accounts payable and accrued expenses in our consolidated statements of financial condition. The amount of interest and penalties recognized in our consolidated statements of operations for the years ended December 31, 2022, 2021, and 2020, was not significant.

The following table summarizes the activity related to our company's unrecognized tax benefits from January 1, 2020 to December 31, 2022 *(in thousands)*:

	Year Ended December 31,		
	2022	2021	2020
Beginning balance	$4,924	$ 3,962	$ 3,387
Increase related to prior year tax positions	195	2,719	977
Decrease related to prior year tax positions	(635)	(119)	(11)
Increase related to current year tax positions	978	745	790
Decrease related to settlements with taxing authorities	—	(2,370)	(1,181)
Decrease related to lapsing of statute of limitations	(191)	(13)	—
Ending balance	$5,271	$ 4,924	$ 3,962

We file income tax returns with the U.S. federal jurisdiction, various states, and certain foreign jurisdictions. We are not subject to U.S. federal examination for taxable years before 2018. We are not subject to certain state and local, or non-U.S. income tax examinations for taxable years before 2015.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but we do not expect this change to be material to the consolidated financial statements.

NOTE 26 – Segment Reporting

We currently operate through the following three business segments: Global Wealth Management, Institutional Group, and various corporate activities combined in the Other segment.

Our Global Wealth Management segment consists of two businesses, the Private Client Group and Stifel Bancorp. The Private Client Group includes branch offices and independent contractor offices of our broker-dealer subsidiaries located throughout the United States. These branches provide securities brokerage services, including the sale of equities, mutual funds, fixed income products, and insurance, as well as offering banking products to their clients through our bank subsidiaries, which provide residential, consumer, and commercial lending, as well as FDIC-insured deposit accounts to customers of our private client group and to the general public.

The Institutional Group segment includes institutional sales and trading. It provides securities brokerage, trading, and research services to institutions, with an emphasis on the sale of equity and fixed income products. This segment also includes the management of and participation in underwritings for both corporate and public finance (exclusive of sales credits generated through the private client group, which are included in the Global Wealth Management segment), merger and acquisition, and financial advisory services.

The Other segment includes interest income from stock borrow activities, unallocated interest expense, interest income and gains and losses from investments held, amortization of stock-based awards, and all unallocated overhead cost associated with the execution of orders; processing of securities transactions; custody of client securities; receipt, identification, and delivery of funds and securities; compliance with regulatory and legal requirements; internal financial accounting and controls; and general administration and acquisition charges.

Information concerning operations in these segments of business for the years ended December 31, 2022, 2021, and 2020 is as follows *(in thousands)*:

	Year Ended December 31,		
	2022	2021	2020
Net revenues:[1]			
Global Wealth Management	$2,825,866	$2,598,837	$2,190,826
Institutional Group	1,536,017	2,152,439	1,583,147
Other	29,556	(14,188)	(21,912)
	$4,391,439	$4,737,088	$3,752,061
Income/(loss) before income taxes:			
Global Wealth Management	$1,067,571	$ 914,953	$ 725,884
Institutional Group	254,132	558,937	325,285
Other	(436,587)	(406,809)	(400,009)
	$ 885,116	$1,067,081	$ 651,160

[1] No individual client accounted for more than 10 percent of total net revenues for the years ended December 31, 2022, 2021, and 2020.

The following table presents our company's total assets on a segment basis at December 31, 2022 and 2021 *(in thousands)*:

	December 31,	
	2022	2021
Global Wealth Management	$32,449,466	$28,219,800
Institutional Group	4,285,212	5,151,841
Other	461,446	678,074
	$37,196,124	$34,049,715

We have operations in the United States, United Kingdom, Europe, and Canada. The Company's foreign operations are conducted through its wholly owned subsidiaries, SNEL and SNC. Substantially all long-lived assets are located in the United States.

Revenues, classified by the major geographic areas in which they were earned for the years ended December 31, 2022, 2021, and 2020, were as follows *(in thousands)*:

	Year Ended December 31,		
	2022	2021	2020
United States	$4,125,563	$4,332,743	$3,460,930
United Kingdom	192,985	239,559	197,859
Canada	29,268	109,285	39,893
Other	43,623	55,501	53,379
	$4,391,439	$4,737,088	$3,752,061

NOTE 27 – Earnings Per Share ("EPS")

Basic EPS is computed by dividing earnings available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted earnings per share include dilutive stock options and stock units under the treasury stock method.

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31, 2022, 2021, and 2020 *(in thousands, except per share data)*:

| | Year Ended December 31, | | |
	2022	2021	2020
Net income	$662,155	$824,858	$503,472
Preferred dividends	37,281	35,587	27,261
Net income available to common shareholders	$624,874	$789,271	$476,211
Shares for basic and diluted calculation:			
Average shares used in basic computation	108,848	107,536	106,174
Dilutive effect of stock options and units[1]	8,692	10,994	8,399
Average shares used in diluted computation	117,540	118,530	114,573
Earnings per common share:			
Basic	$ 5.74	$ 7.34	$ 4.49
Diluted	$ 5.32	$ 6.66	$ 4.16

[1] Diluted earnings per share is computed on the basis of the weighted-average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Diluted earnings per share include units.

For the years ended December 31, 2022, 2021, and 2020, the anti-dilutive effect from restricted stock units was immaterial.

Cash Dividends

During the year ended December 31, 2022, we declared and paid cash dividends of $1.20 per common share. During the year ended December 31, 2021, we declared and paid cash dividends of $0.60 per common share. During the year ended December 31, 2020, we declared and paid cash dividends of $0.45 per common share.

NOTE 28 – Shareholders' Equity

Share Repurchase Program

We have an ongoing authorization from the Board of Directors to repurchase our common stock in the open market or in negotiated transactions. At December 31, 2022, the maximum number of shares that may yet be purchased under this plan was 9.0 million. The repurchase program has no expiration date. These purchases may be made on the open market or in privately negotiated transactions, depending upon market conditions and other factors. Repurchased shares may be used to meet obligations under our employee benefit plans and for general corporate purposes. During the year ended December 31, 2022, we repurchased $105.8 million or 1.8 million shares using existing Board authorizations at an average price of $60.24 per share to meet obligations under our company's employee benefit plans and for general corporate purposes. During the year ended December 31, 2021, we repurchased $172.7 million or 2.5 million shares using existing Board authorizations at an average price of $69.53 per share to meet obligations under our company's employee benefit plans and for general corporate purposes.

Issuance of Common Stock from Treasury

During the years ended December 31, 2022 and 2021, we issued 2.6 million and 2.6 million shares, respectively, of common stock from treasury primarily as a result of vesting and exercise transactions under our incentive stock award plans.

On November 1, 2021, we issued approximately 1.2 million shares from treasury for the acquisition of Vining Sparks. See Note 3 in the notes to consolidated financial statements for additional information regarding the acquisition

Issuance of Preferred Stock

On July 22, 2021, the Company completed an underwritten registered public offering of $300.0 million of 4.50% Non-Cumulative Perpetual Preferred Stock, Series D, $1.00 par value, with a liquidation preference of $25,000 per share (equivalent to $25 liquidation preference per depositary share).

When, as, and if declared by the board of directors of the Company, dividends will be payable at an annual rate of 4.50%, payable quarterly, in arrears. The Company may redeem the Series D preferred stock at its option, subject to regulatory approval, on or after August 15, 2026.

On August 20, 2021, the Company redeemed all of the outstanding 6.25% Non-Cumulative Perpetual Preferred Stock, Series A. The redemption price was $25.00 per depository share plus accrued and unpaid dividends to, but excluding, the date of redemption.

NOTE 29 – Variable Interest Entities

Our variable interests in VIEs include debt and equity interests, commitments, certain fees, the establishment of Stifel Financial Capital Trusts, and our issuance of a convertible promissory note.

Our involvement with VIEs arises primarily from the following activities: purchases of securities in connection with our trading and secondary market-making activities; retained interests held as a result of securitization activities; and loans to, investments in, and fees from various investment vehicles.

Partnership Interests

We have formed several non-consolidated investment funds with third-party investors that are typically organized as limited liability companies ("LLCs") or limited partnerships. These investment vehicles have assets primarily consisting of private and public equity investments. For those funds where we act as the general partner, our company's economic interest is generally limited to management fee arrangements as stipulated by the fund operating agreements. We have generally provided the third-party investors with rights to terminate the funds or to remove us as the general partner. We have concluded that we are not the primary beneficiary of these VIEs, and therefore, we do not consolidate these entities.

Debt and Equity Investments

Our exposure to loss is limited to the total of our carrying value. These investment vehicles have net assets, primarily consisting of aircraft, aircraft engine-related assets, and debt. For these investments, our involvement is primarily limited to management fee arrangements as stipulated by the operating agreements. We have concluded that we are not the primary beneficiary of these VIEs, and therefore, we do not consolidate these entities.

The following tables present the aggregate assets, liabilities, and our exposure to loss from those VIEs in which we hold a variable interest, but as to which we have concluded we are not the primary beneficiary *(in thousands)*:

	December 31, 2022		
	Aggregate Assets	Aggregate Liabilities	Our Risk of Loss
Debt and Equity Investments	$388,408	$296,375	$14,776
Partnership Interests	402,703	1,180	—
	$791,111	$297,555	$14,776

	December 31, 2021		
	Aggregate Assets	Aggregate Liabilities	Our Risk of Loss
Debt and Equity Investments	$540,767	$439,507	$77,053
Partnership Interests	385,412	934	—
	$926,179	$440,441	$77,053

Debenture to Stifel Financial Capital Trusts

We have completed private placements of cumulative trust preferred securities through Stifel Financial Capital Trust II, Stifel Financial Capital Trust III, and Stifel Financial Capital Trust IV (collectively, the "Trusts"). The Trusts are non-consolidated wholly owned business trust subsidiaries of our company and were established for the limited purpose of issuing trust securities to third parties and lending the proceeds to our company.

The trust preferred securities represent an indirect interest in junior subordinated debentures purchased from our company by the Trusts, and we effectively provide for the full and unconditional guarantee of the securities issued by the Trusts. We make timely payments of interest to the Trusts as required by contractual obligations, which are sufficient to cover payments due on the securities issued by the Trusts, and believe that it is unlikely that any circumstances would occur that would make it necessary for our company to make payments related to these Trusts other than those required under the terms of the debenture agreements and the trust preferred securities

agreements. The Trusts were determined to be VIEs because the holders of the equity investment at risk do not have adequate decision-making ability over the Trust's activities. Our investment in the Trusts is not a variable interest, because equity interests are variable interests only to the extent that the investment is considered to be at risk. Because our investment was funded by the Trusts, it is not considered to be at risk.

NOTE 30 – Subsequent Events

We evaluate subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Based on the evaluation, we did not identify any recognized subsequent events that would have required adjustment to the consolidated financial statements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out by the management of Stifel Financial Corp., with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the fourth quarter of our fiscal year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Management of Stifel Financial Corp., together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Our company's internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has assessed the effectiveness of our company's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework (2013)*.

Based on management's assessment and those criteria, we conclude that, as of December 31, 2022, our company's internal control over financial reporting is effective.

Our internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and directors of our company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our company's assets that could have a material effect on our consolidated financial statements.

Our company's internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report appearing on the following page, which expresses an unqualified opinion on the effectiveness of our company's internal control over financial reporting as of December 31, 2022.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Stifel Financial Corp.

Opinion on Internal Control over Financial Reporting

We have audited Stifel Financial Corp.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Stifel Financial Corp. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of Stifel Financial Corp. as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022 and the related notes, and our report dated February 17, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Ernst & Young LLP

Stamford, Connecticut
February 17, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information regarding our Board of Directors and committees, our Corporate Governance, compliance with Section 16(a) of the Securities Exchange Act of 1934, and procedures by which shareholders may recommend nominees to our Board of Directors is contained in our Proxy Statement for the 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

Information regarding the executive officers is contained in Part 1, Item 1, "Executive Officers of the Registrant," hereof. There is no family relationship between any of the directors or named executive officers.

Under Section 303A.12 (a) NYSE Listed Company Manual, the CEO certification was submitted to the NYSE after the 2023 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding compensation of certain executive officers and directors ("Executive Compensation"), as well as "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" is contained in our Proxy Statement for the 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities authorized for issuance under equity compensation plans

The following table provides information as of December 31, 2022, with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options and units	Weighted-average exercise price of outstanding options and units	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by the shareholders	17,290,744	$45.13	6,789,817
Equity compensation plans not approved by the shareholders	—	—	—
	17,290,744	$45.13	6,789,817

As of December 31, 2022, the total number of securities to be issued upon exercise of options and units consisted of 17,290,744 units. Those shares are issuable pursuant to the Stifel Financial Corp. 2001 Incentive Stock Plan (2018 Restatement), the 2007 Incentive Stock Plan, and the Equity Incentive Plan for Non-Employee Directors.

As of December 31, 2022, the remaining shares available for future grants or awards under equity compensation plans approved by the shareholders consist of 6,789,817 shares under the 2001 Incentive Stock Plan (2018 Restatement).

The number of securities remaining available for future issuance under equity compensation plans reflects an adjustment to outstanding awards granted under the Stifel Financial Corp. 2001 Incentive Stock Plan (2018 Restatement) to net shares withheld in payment of tax withholding obligations, due to a determination by the Compensation Committee to satisfy tax withholding obligations through the cancellation of shares subject to an award.

If an outstanding award granted under the 2001 Incentive Stock Plan (2018 Restatement) expires or is canceled or forfeited without having been exercised in full, the number of shares underlying such unexercised award will again become available for issuance.

Additional information with respect to this Item, including information regarding security ownership of certain beneficial owners and management, is contained in "Ownership of Certain Beneficial Owners" and "Ownership of Directors, Nominees, and Executive Officers," included in our Proxy Statement for the 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

Security ownership of certain beneficial owners

Information regarding security ownership of certain beneficial owners is contained in "Ownership of Certain Beneficial Owners," included in our Proxy Statement for the 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

Security ownership of management

Information regarding security ownership of certain beneficial owners and management is contained in "Ownership of Directors, Nominees, and Executive Officers," included in our Proxy Statement for the 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions and director independence is contained in "Certain Relationships and Related Transactions," and "Director Independence" included in our Proxy Statement for the 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding principal accounting fees and services is contained in "Ratification of Appointment of Independent Registered Public Accounting Firm," included in our Proxy Statement for the 2023 Annual Meeting of Shareholders to be filed with the SEC within 120 days after our fiscal year-end, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

The following financial statements are included in Item 8, "Financial Statements and Supplementary Data," and incorporated by reference hereto:

	Page
Report of Independent Registered Public Accounting Firm	44
Consolidated Financial Statements:	
Statements of Financial Condition as of December 31, 2022 and 2021	45
Statements of Operations for the years ended December 31, 2022, 2021, and 2020	46
Statements of Comprehensive Income for the years ended December 31, 2022, 2021, and 2020	46
Statements of Changes in Shareholders' Equity for the years ended December 31, 2022, 2021, and 2020	47
Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020	48
Notes to the Consolidated Financial Statements	50

    2. Financial Statement Schedules

All schedules are omitted, since the required information is either not applicable, not deemed material, or is shown in the respective financial statements or in the notes thereto.

(b) Exhibits

A list of the exhibits to this Annual Report on Form 10-K is set forth on the Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

EXHIBIT INDEX

STIFEL FINANCIAL CORP.
ANNUAL REPORT ON FORM 10-K
YEAR ENDED December 31, 2022

Exhibit No.	Description
3.1	Restated Certificate of Incorporation, as amended, filed with the Secretary of State of Delaware on June 3, 2009, incorporated herein by reference to Exhibit 4.1 to Stifel Financial Corp.'s Registration Statement on Form S-8 (333-160523) filed on July 10, 2009.
3.2	Certificate of Amendment to Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware on December 22, 2017, incorporated by reference to Exhibit 4.2 to Stifel Financial Corp.'s Registration Statement on Form S-8 (333-222290) filed on December 26, 2017.
3.3	Second Amendment to the Restated Certificate of Incorporation, filed with the Secretary of the State of Delaware on June 6, 2018, incorporated by reference to Exhibit 3.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on June 6, 2018.
3.4	Certificate of Designations, Preferences, and Rights of the Special Voting Preferred Stock, incorporated herein by reference to Exhibit 3.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on July 1, 2010.
3.5	Certificate of Designations of 6.25% Non-Cumulative Preferred Stock, Series A, incorporated by reference to Exhibit 3.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on July 15, 2016.
3.6	Certificate of Designations of 6.25% Non-Cumulative Preferred Stock, Series B, incorporated by reference to Exhibit 3.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 28, 2019.
3.7	Certificate of Designations of 6.125% Preferred Stock, Series C, incorporated by reference to Exhibit 7 to Stifel Financial Corp.'s Form 8-A filed on May 19, 2020.
3.8	Certificate of Designations of 4.50% Preferred Stock, Series D, incorporated by reference to Exhibit 8 to Stifel Financial Corp.'s Form 8-A filed on July 22, 2021.
3.9	Amended and Restated By-Laws of Stifel Financial Corp., effective June 15, 2016, incorporated by reference to Exhibit 4.3 to Stifel Financial Corp.'s Registration Statement on Form S-8 (333-222290) filed on December 26, 2017.
4.1	Deposit Agreement dated July 15, 2016, incorporated herein by reference to Exhibit 4.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on July 15, 2016.
4.2	Form of Depository Receipt, incorporated herein by reference to Exhibit 4.2 to Stifel Financial Corp.'s Current Report on Form 8-K filed on July 15, 2016.
4.3	Deposit Agreement dated February 28, 2019, incorporated herein by reference to Exhibit 4.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 28, 2019.
4.4	Form of Depository Receipt, incorporated herein by reference to Exhibit 4.2 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 28, 2019.
4.5	Deposit Agreement, dated May 19, 2020, incorporated by reference to Exhibit 8 of Stifel Financial Corp.'s Form 8-A filed on May 19, 2020.
4.6	Form of certificate representing the Series C Preferred Stock, incorporated by reference to Exhibit 9 to Stifel Financial Corp.'s Form 8-A filed on May 19, 2020.
4.7	Form of depositary receipt representing the Depositary Shares (included as Exhibit A to the Deposit Agreement dated May 19, 2020), incorporated by reference to Exhibit 4.3 to Stifel Financial Corp.'s Form 8-A filed on May 19, 2020.
4.8	Deposit Agreement, dated July 22, 2021, incorporated by reference to Exhibit 9 of Stifel Financial Corp.'s Form 8-A filed on July 22, 2021.
4.9	Form of certificate representing the Series D Preferred Stock, incorporated by reference to Exhibit 10 to Stifel Financial Corp.'s Form 8-A filed on July 22, 2021.
4.10	Form of depositary receipt representing the Depositary Shares (included as Exhibit A to the Deposit Agreement dated July 22, 2021), incorporated by reference to Exhibit 11 to Stifel Financial Corp.'s Form 8-A filed on July 22, 2021.
4.11	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, filed herewith.
4.12	Indenture, dated as of January 23, 2012, between Stifel Financial Corp. and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed with the SEC on January 23, 2012).
4.13	Third Supplemental Indenture dated as of July 18, 2014, between Stifel Financial Corp. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to Stifel Financial Corp.'s Form 8-K filed with the SEC on July 18, 2014.
4.14	Form of 4.25% Senior Note due 2024 (included as Exhibit A to Exhibit 4.13).
4.15	Fifth Supplemental Indenture dated as of October 4, 2017, between Stifel Financial Corp. and U.S. Bank National Association, as trustee incorporated by reference to Exhibit 4.2 to Stifel Financial Corp.'s Form 8-K filed with the SEC on October 4, 2017.
4.16	Form of 5.20% Senior Note due 2047 (included as Exhibit A to Exhibit 4.15).
4.17	Sixth Supplemental Indenture, dated as of May 20, 2020, between Stifel Financial Corp. and U.S. Bank National Association, as trustee, incorporated by reference to Exhibit 4.2 to Stifel Financial Corp.'s Form 8-K filed with the SEC on May 20, 2020.
4.18	Form of 4.000% Senior Note due 2030 (included as Exhibit A to Exhibit 4.17).
10.1	Form of Indemnification Agreement with directors dated as of June 30, 1987, incorporated herein by reference to Exhibit 10.2 to Stifel Financial Corp.'s Current Report on Form 8-K filed July 14, 1987. (P)
10.2	Stifel Financial Corp. Dividend Reinvestment and Stock Purchase Plan, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-3 (33-53699) filed May 18, 1994. (P)
10.3	Employment Letter with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10.(l) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 1997.* (P)
10.4	Employment Agreement with Victor Nesi dated June 25, 2009, incorporated herein by reference to Exhibit 10.(EE) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2009, filed on February 26, 2010.*
10.5	Stock Unit Agreement with Ronald J. Kruszewski, incorporated herein by reference to Exhibit 10.(j)(2) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 1998.* (P)

10.6	Stock Unit Agreement with James M. Zemlyak dated January 11, 2000, incorporated herein by reference to Exhibit 10.(s) to Stifel Financial Corp.'s Annual Report on Form 10-K / A Amendment No. 1 for the year ended December 31, 2001, filed on April 9, 2002.*
10.7	Stifel Financial Corp. 1999 Executive Incentive Performance Plan, incorporated herein by reference to Annex B of Stifel Financial Corp.'s Proxy Statement for the 1999 Annual Meeting of Shareholders filed March 26, 1999.*
10.8	Stifel Financial Corp. Equity Incentive Plan for Non-Employee Directors, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (333-52694) filed December 22, 2000.*
10.9	Stifel Financial Corp. Equity Incentive Plan for Non-Employee Directors, as restated and amended, incorporated by reference to Annex A of Stifel Financial Corp.'s Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders filed on April 29, 2008.*
10.10	Stifel Profit Sharing 401(k) Plan, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (333-60516) filed May 9, 2001.*
10.11	Stifel Financial Corp. 2001 Incentive Plan, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (333-82328) filed February 7, 2002.*
10.12	Stifel Financial Corp. 2001 Incentive Plan Amendment No. 1, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (333-105756) filed June 2, 2003.*
10.13	Stifel Financial Corp. 2001 Incentive Plan Amendment No. 2, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (333-140662) filed February 13, 2007.*
10.14	Stifel Financial Corp. 2001 Incentive Stock Plan, as restated and amended, incorporated herein by reference to Annex B to the Stifel Financial Corp.'s Definitive Proxy Statement for the 2008 Annual Meeting of Shareholders filed on April 29, 2008.*
10.15	Stifel Financial Corp. 2001 Incentive Stock Plan (2011 Restatement), as amended, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on June 22, 2011.*
10.16	First Amendment to Stifel Financial Corp. 2001 Incentive Stock Plan (2011 Restatement), incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Registration Statement on Form S-8 (333-222290) filed December 26, 2017.*
10.17	Form of Deferred Award Agreement for Restricted Stock Units pursuant to the Stifel Financial Corp. 2001 Incentive Stock Plan (2011 Restatement), incorporated herein by reference to Exhibit 9(f) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 1, 2016.*
10.18	Form of Award Agreement for Restricted Stock Units and/or Debentures pursuant to the Stifel Financial Corp. 2001 Incentive Stock Plan (2011 Restatement), incorporated herein by reference to Exhibit 9(g) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 1, 2016.*
10.19	Stifel Financial Corp. 2017 Restricted Stock Award Agreement, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on December 22, 2017.*
10.20	Form of Modification of Award Agreement under the Stifel Financial Corp. 2001 Incentive Stock Plan (2011 Restatement) in accordance with the Stifel Financial Corp. Wealth Accumulation Plan, incorporated herein by reference to Exhibit 10.2 to Stifel Financial Corp.'s Current Report on Form 8-K filed on December 22, 2017.*
10.21	Stifel Financial Corp. 2017 Restricted Stock Award Agreement (Executive), incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on January 2, 2018.*
10.22	Form of Restricted Stock Unit Award Agreement (Performance RSUs) pursuant to the Stifel Financial Corp. 2001 Incentive Stock Plan (2011 Restatement), incorporated herein by reference to Exhibit 10.9(l) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2017, filed on February 26, 2018.*
10.23	Stifel Financial Corp. 2001 Incentive Stock Plan (2018 Restatement), incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on May 15, 2020.*
10.24	Stifel Financial Corp. 2003 Employee Stock Purchase Plan, incorporated herein by reference to Stifel Financial Corp.'s Registration Statement on Form S-8 (333-100414) filed October 8, 2002.*
10.25	Stifel Financial Corp. 2010 Executive Incentive Plan, incorporated herein by reference to Appendix A to Stifel Financial Corp.'s Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders filed on February 26, 2010.*
10.26	Stifel Financial Corp., Wealth Accumulation Plan 2015 Restatement, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on September 4, 2015.*
10.27	First Amendment to Stifel Financial Corp. Wealth Accumulation Plan 2015 Restatement, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on November 20, 2015.*
10.28	Second Amendment to Stifel Financial Corp. Wealth Accumulation Plan 2015 Restatement, incorporated herein by reference to Exhibit 12(f) to Stifel Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2015, filed on March 1, 2016.*
10.29	Stifel Financial Corp. Wealth Accumulation Plan 2017 Restatement, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 13, 2017.*
10.30	Stifel Financial Corp. Wealth Accumulation Plan 2017 Restatement, as amended, incorporated herein by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on November 13, 2018.*
10.31	Stifel Financial Corp. Wealth Accumulation Plan 2019 Restatement, incorporated by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 6, 2019.*
10.32	Form of Restricted Stock Unit Award Agreement (Performance RSUs), incorporated by reference to Exhibit 10.2 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 6, 2019.*
10.33	Form of Deferred Award Agreement, incorporated by reference to Exhibit 10.3 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 6, 2019.*
10.34	Form of Restricted Cash Award Agreement, incorporated by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on February 2, 2021.*.
10.35	Form of Deferred Award Agreement, incorporated by reference to Exhibit 10.1 to Stifel Financial Corp.'s Current Report on Form 8-K filed on November 5, 2021.*
11	Computation of Per Share Earnings is set forth in Note 27 of Notes to Consolidated Financial Statements included in this Form 10-K.
21	List of Subsidiaries of Stifel Financial Corp., filed herewith.
23	Consent of Independent Registered Public Accounting Firm, filed herewith.

31.1	Certification of Ronald J. Kruszewski pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certification of James M. Marischen pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of Ronald J. Kruszewski pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.**
32.2	Certification of James M. Marischen pursuant to Rule 13a-14(b) and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, filed herewith.**
101	The following financial information, formatted in iXBRL (Inline Extensible Business Report Language), Pursuant to Rule 405 of Regulation S-T: (i) Consolidated Statements of Financial Condition as of December 31, 2022 and 2021; (ii) Consolidated Statements of Operations for the years ended December 31, 2022, 2021, and 2020; (iii) Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021, and 2020; (iv) Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2022, 2021, and 2020; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021, and 2020; and (vi) Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Management contract or compensatory plan or arrangement.

** The certifications attached as Exhibits 32.1 and 32.2 that accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of Stifel Financial Corp. under the Securities Act of 1933, as amended, or the Securities Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 17, 2023.

STIFEL FINANCIAL CORP.

By: /s/ Ronald J. Kruszewski
         Ronald J. Kruszewski
         Chairman of the Board,
         Chief Executive Officer, and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 17, 2023.

/s/	Ronald J. Kruszewski Ronald J. Kruszewski	Chairman of the Board, Chief Executive Officer, and Director (Principal Executive Officer)
/s/	James M. Marischen James M. Marischen	Chief Financial Officer (Principal Financial and Accounting Officer)
/s/	Adam T. Berlew Adam T. Berlew	Director
/s/	Kathleen Brown Kathleen Brown	Director
/s/	Michael W. Brown Michael W. Brown	Director
/s/	Robert E. Grady Robert E. Grady	Director
/s/	Jim Kavanaugh Jim Kavanaugh	Director
/s/	Daniel J. Ludeman Daniel J. Ludeman	Director
/s/	Maura A. Markus Maura A. Markus	Director
/s/	David A. Peacock David A. Peacock	Director
/s/	Thomas W. Weisel Thomas W. Weisel	Director
/s/	Michael J. Zimmerman Michael J. Zimmerman	Director

BOARD OF DIRECTORS



Ronald J. Kruszewski
*Chairman of the Board
and Chief Executive Officer*



Adam T. Berlew
*Vice President
Digital, Enterprise, and
Platform Marketing, Atlassian*



Kathleen Brown
*Partner
Manatt, Phelps & Phillips, LLP*



Maryam Brown
*President
SoCalGas*



Michael W. Brown
*Former Vice President and
Chief Financial Officer
Microsoft Corporation*



Lisa Carnoy
*Former Chief Financial Officer
Alix Partners*



Robert E. Grady
*Advisory Partner
Summit Partners*



Jim Kavanaugh
*Co-Founder and
Chief Executive Officer
World Wide Technology*



Daniel J. Luedeman, Sr.
*Chairman and
Chief Executive Officer
Concordance Academy of Leadership*



Maura A. Markus
*Former President and
Chief Operating Officer
Bank of the West*



David A. Peacock
*Chief Executive Officer
Advantage Solutions
Lead Independent Director*



Thomas W. Weisel
Senior Managing Director



Michael J. Zimmerman
*Vice Chairman
Continental Grain Company*

As of April 26, 2023

SHAREHOLDER INFORMATION

ANNUAL MEETING
Our 2023 Annual Meeting of Shareholders will be virtual-only, Wednesday, June 7, 2023, at 9:30 a.m. Central. For instructions on how to access, vote, and submit questions at the virtual meeting, please refer to page 2 of our proxy statement distributed on April 28, 2023.

TRANSFER AGENT
The transfer agent and registrar for Stifel Financial Corp. is Computershare Investor Services, Providence, Rhode Island.

STOCK LISTINGS
The common stock of Stifel Financial Corp. is traded on the New York Stock Exchange and Chicago Stock Exchange under the symbol "SF." The high/low sales prices for Stifel Financial Corp. common stock for each full quarterly period for the last two calendar years are as follows:

| | SALES PRICE | | | | CASH DIVIDENDS | |
	2021		2022		2021	2022
	High	Low	High	Low		
First Quarter	$ 68.94	$ 47.72	$ 83.28	$ 60.35	$ 0.15	$ 0.30
Second Quarter	72.20	60.41	70.26	54.74	0.15	0.30
Third Quarter	71.16	60.80	65.39	51.73	0.15	0.30
Fourth Quarter	78.60	64.79	66.96	49.31	0.15	0.30

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME
A reconciliation of GAAP Net Income to Non-GAAP Net Income and GAAP Net Income Per Diluted Common Share, the most directly comparable measure under GAAP, to Non-GAAP Earnings Per Diluted Common Share is included in the table below.

in thousands, except per share amounts	2018	2019	2020	2021	2022
GAAP net income	$393,968	$448,396	$503,472	$824,858	$662,155
Preferred dividends	9,375	17,319	27,261	35,587	37,281
GAAP net income available to common shareholders	384,593	431,077	476,211	789,271	624,874
Litigation charges, net of tax	5,251	—	—	—	—
Acquisition revenues, net of tax	19	132	117	117	39
Acquisition charges, net of tax					
Compensation	13,400	24,288	23,339	20,079	29,262
Other non-compensation	26,179	24,139	23,180	30,066	20,896
Non-GAAP net income	$429,442	$479,636	$522,847	$839,533	$675,071
GAAP earnings per diluted common share [1]	$3.15	$3.66	$4.16	$6.66	$5.32
Adjustments [1]	0.37	0.41	0.40	0.42	0.42
Non-GAAP earnings per diluted common share [1]	$3.52	$4.07	$4.56	$7.08	$5.74

[1] Adjusted for December 2020 three-for-two stock split.

STIFEL LOCATIONS



EUROPE

★ Public Finance
● Private Client Group
■ Investment Banking
◆ Institutional Sales Offices
  (Equity & Fixed Income)



STIFEL

Stifel Financial Corp. | www.stifel.com
One Financial Plaza | 501 North Broadway
St. Louis, Missouri 63102